As filed with the Securities and Exchange Commission on November 20, 2012

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

NBT Bancorp Inc.

(Exact name of registrant as specified in its charter)

Delaware	6712	16-1268674
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

52 South Broad Street

Norwich, New York 13815

(607) 337-2265

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Martin A. Dietrich

President and Chief Executive Officer

NBT Bancorp Inc.

52 South Broad Street

Norwich, New York 13815

(607) 337-2265

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

William P. Mayer, Esq. Lisa R. Haddad, Esq. Goodwin Procter LLP Exchange Place Boston, Massachusetts 02109 (617) 570-1000	F. Sheldon Prentice, Esq. NBT Bancorp Inc. 52 South Broad Street Norwich, New York 13815 (607) 337-6530	Richard A. Schaberg, Esq. Hogan Lovells US LLP 555 Thirteenth Street, NW Columbia Square Washington, D.C. 20004 (202) 637-5910

Approximate date of commencement of the proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective and upon completion of the merger described in the enclosed joint proxy statement/prospectus.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)	☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)	Proposed maximum aggregate offering price(2)	Amount of registration fee(3)
Common Stock, par value $0.01 per share	10,328,673	$193,446,248.68	$26,386.09
Preferred Stock Purchase Rights(4)

(1)	Represents the estimated maximum number of shares of NBT Bancorp Inc. common stock that may be issued upon the completion of the merger described herein. This registration statement also relates to an indeterminate number of shares of NBT Bancorp Inc. common stock that may be issued upon stock splits, stock dividends or similar transactions in accordance with Rule 416 under the Securities Act.
(2)	Estimated solely for the purpose of calculating the registration fee required by Section 6(b) of the Securities Act and computed pursuant to Rule 457(f) and 457(c) of the Securities Act, the proposed maximum aggregate offering price of the registrant’s common stock was computed by multiplying (A) $40.79, the average of the high and low prices per share of Alliance Financial Corporation common stock on the NASDAQ Global Select Market on November 16, 2012, by (B) 4,742,492, the maximum possible number of shares of Alliance Financial Corporation common stock that may be cancelled and exchanged in the merger.
(3)	Determined in accordance with Section 6(b) of the Securities Act at a rate equal to $136.40 per $1,000,000 of the proposed maximum aggregate offering price.
(4)	This Registration Statement also relates to the rights to purchase shares of Series A Junior Participating Preferred Stock of NBT Bancorp Inc., which are attached to all shares of common stock issued, pursuant to the terms of NBT Bancorp Inc.’s Rights Agreement dated November 15, 2004, and which are not offered separately. Until the occurrence of prescribed events, the rights are not exercisable, are evidenced by the certificates for the common stock or in book-entry form along with the common stock and will be transferred with and only with such common stock.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this joint proxy statement/prospectus is not complete and may be changed. We may not sell the securities offered by this joint proxy statement/prospectus until the registration statement filed with the Securities and Exchange Commission is effective. This joint proxy statement/prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction where an offer or solicitation is not permitted.

PRELIMINARY—SUBJECT TO COMPLETION—DATED NOVEMBER 20, 2012

Joint Proxy Statement/Prospectus

MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT

Dear Stockholder:

On October 7, 2012, the boards of directors of NBT Bancorp Inc., or NBT, and Alliance Financial Corporation, or Alliance, each unanimously approved a merger agreement between NBT and Alliance pursuant to which Alliance will merge with and into NBT, with NBT surviving the merger.

Each of NBT and Alliance is holding a special meeting for its stockholders to vote on the proposals necessary to complete the merger. The merger cannot be completed unless the holders of a majority of the shares of NBT common stock outstanding and entitled to vote and the holders of two-thirds of the shares of Alliance common stock outstanding and entitled to vote at each company’s special meeting vote to adopt and approve the merger agreement.

The special meeting of NBT stockholders will be held at the                      on                     , at         , local time. The special meeting of Alliance shareholders will be held at the                      on                     , at         , local time.

If the merger agreement is adopted and approved and the merger is subsequently completed, Alliance shareholders will receive 2.1779 shares of NBT common stock for each share of Alliance common stock they own on the effective date of the merger. Alliance shareholders will also receive cash in lieu of any fractional shares they would have otherwise received in the merger. NBT expects to issue approximately 10.3 million shares of its common stock in the merger. NBT common stock is listed on the NASDAQ Global Select Market under the symbol “NBTB” and Alliance common stock is listed on the NASDAQ Global Select Market under the symbol “ALNC.” On November     , 2012, the closing price of NBT common stock was $         per share and the closing price of Alliance common stock was $         per share. These prices will fluctuate between now and the closing of the merger. We urge you to obtain current market quotations for both NBT and Alliance common stock.

Your vote is important regardless of the number of shares you own. Whether or not you plan to attend the special meeting, please take the time to vote by completing and mailing the enclosed proxy card or by submitting a proxy through the Internet or by telephone as described on the enclosed instructions as soon as possible to make sure your shares are represented at the special meeting. If you hold shares through a bank or broker, please use the voting instructions you have received from your bank or broker. If you submit a properly signed proxy card without indicating how you want to vote, your proxy will be counted as a vote “FOR” each of the proposals being voted on at your company’s special meeting. The failure to vote by submitting your proxy or attending your company’s special meeting and voting in person will have the same effect as a vote against adoption and approval of the merger agreement.

The accompanying document serves as the joint proxy statement for the special meetings of NBT and Alliance and as the prospectus for the shares of NBT common stock to be issued in connection with the merger. This joint proxy statement/prospectus describes the special meetings, the merger, the documents related to the merger and other related matters. Please carefully review and consider this joint proxy statement/prospectus. Please give particular attention to the discussion under the heading “Risk Factors” beginning on page 26 for risk factors relating to the transaction which you should consider.

We look forward to the successful completion of the merger.

Sincerely,

Martin A. Dietrich NBT Bancorp Inc. President and CEO	Jack H. Webb Alliance Financial Corporation President and CEO

Neither the Securities and Exchange Commission nor any state securities commission or bank regulatory agency has approved or disapproved of the securities to be issued in the merger or determined if the attached joint proxy statement/prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

The shares of NBT common stock to be issued in the merger are not savings accounts, deposits or other obligations of any bank or savings association and are not insured by any federal or state governmental agency.

This joint proxy statement/prospectus is dated                     , 2012, and is first being mailed to NBT stockholders and Alliance shareholders on or about                     , 2012.

120 Madison Street

Syracuse, New York 13202

(315) 475-2100

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON

A special meeting of shareholders of Alliance Financial Corporation, or Alliance, will be held at the                     on                     , at         , local time, for the following purposes:

1.	to consider and vote upon a proposal to adopt the Agreement and Plan of Merger by and between NBT Bancorp Inc., or NBT, and Alliance, dated as of October 7, 2012, pursuant to which Alliance will merge with and into NBT with NBT surviving;

2.	to consider and vote upon an advisory (non-binding) proposal to approve the golden parachute compensation payable to the named executive officers of Alliance in connection with the merger;

3.	to consider and vote upon a proposal to approve one or more adjournments of the special meeting, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the special meeting, or at any adjournment or postponement of that meeting, to adopt the merger agreement; and

4.	to consider and act upon such other matters as may properly come before the special meeting or any adjournment or postponement of that meeting.

The merger agreement and proposed merger of Alliance with and into NBT is more fully described in the attached document, which you should read carefully and in its entirety before voting. A copy of the merger agreement is included as Annex A to the attached joint proxy statement/prospectus.

The board of directors of Alliance has established the close of business on                     , as the record date for the special meeting. Only record holders of Alliance common stock as of the close of business on that date will be entitled to notice of and vote at the special meeting or any adjournment or postponement of that meeting. A list of shareholders entitled to vote at the special meeting will be available for review at the special meeting upon request by any Alliance shareholder entitled to vote at the special meeting. The affirmative vote of holders of at least two-thirds of the shares of Alliance common stock outstanding and entitled to vote at the special meeting is required to adopt the merger agreement.

Your vote is important, regardless of the number of shares that you own. Please complete, sign and return the enclosed proxy card promptly in the enclosed postage-paid envelope or submit a proxy through the Internet or by telephone as described in the enclosed instructions. Voting by proxy will not prevent you from voting in person at the special meeting, but will assure that your vote is counted if you are unable to attend. You may revoke your proxy at any time before the meeting. If your shares are held in the name of a bank, broker or other nominee, please follow the instructions furnished to you by such record holder with these materials. If you do not vote in person or by proxy, the effect will be a vote “AGAINST” adoption of the merger agreement.

The Alliance board of directors unanimously recommends that you vote “FOR” adoption of the merger agreement, “FOR” approval, on an advisory (non-binding) basis, of the golden parachute compensation payable to the named executive officers of Alliance in connection with the merger, and “FOR” the adjournment proposal as described above.

By Order of the Board of Directors,

Judy A. Schultz

Secretary

Syracuse, New York

                    , 2012

52 South Broad Street

Norwich, New York 13815

(607) 337-2265

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON

A special meeting of stockholders of NBT Bancorp Inc., or NBT, will be held at the                     , on                     , at         , local time, for the following purposes:

1.	to consider and vote upon a proposal to adopt and approve the Agreement and Plan of Merger by and between NBT and Alliance Financial Corporation, or Alliance, dated as of October 7, 2012, pursuant to which Alliance will merge with and into NBT with NBT surviving;

2.	to consider and vote upon a proposal to approve one or more adjournments of the special meeting, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the special meeting, or at any adjournment or postponement of that meeting, to adopt and approve the merger agreement; and

3.	to consider and act upon such other matters as may properly come before the special meeting or any adjournment or postponement of that meeting.

The merger agreement and proposed merger of Alliance with and into NBT is more fully described in the attached document, which you should read carefully and in its entirety before voting. A copy of the merger agreement is included as Annex A to the attached joint proxy statement/prospectus.

The board of directors of NBT has established the close of business on                     , 2012, as the record date for the special meeting. Only record holders of NBT common stock as of the close of business on that date will be entitled to notice of and vote at the special meeting or any adjournment or postponement of that meeting. The list of stockholders entitled to vote at the special meeting will be available for review by any NBT stockholder entitled to vote at the special meeting at NBT’s principal executive offices during regular business hours for the 10 days before the special meeting. The affirmative vote of holders of at least a majority of the shares of NBT common stock outstanding and entitled to vote at the special meeting is required to adopt and approve the merger agreement.

Your vote is important, regardless of the number of shares that you own. Please complete, sign and return the enclosed proxy card promptly in the enclosed postage-paid envelope or submit a proxy through the Internet or by telephone as described in the enclosed instructions. Voting by proxy will not prevent you from voting in person at the special meeting, but will assure that your vote is counted if you are unable to attend. You may revoke your proxy at any time before the meeting. If your shares are held in the name of a bank, broker or other nominee, please follow the instructions furnished to you by such record holder with these materials. If you do not vote in person or by proxy, the effect will be a vote “AGAINST” adoption and approval of the merger agreement.

The NBT board of directors unanimously recommends that you vote “FOR” adoption and approval of the merger agreement and “FOR” the adjournment proposal as described above.

By Order of the Board of Directors,

Daryl R. Forsythe
Chairman of the Board

Norwich, New York

                    , 2012

ADDITIONAL INFORMATION

The accompanying joint proxy statement/prospectus incorporates by reference important business and financial information about NBT and Alliance from documents that are not included in or delivered with the joint proxy statement/prospectus. This information is available to you without charge upon your written or oral request. You can obtain the documents incorporated by reference in this joint proxy statement/prospectus by requesting them in writing or by telephone from the appropriate company at the following addresses and telephone numbers:

NBT Bancorp Inc. 52 South Broad Street Norwich, New York 13815 Attention: Michael J. Chewens, CFO (607) 337-2265 www.nbtbancorp.com (“Investor Relations” tab)	Alliance Financial Corporation 120 Madison Street Syracuse, New York 13202 Attention: J. Daniel Mohr, CFO (315) 475-4478 www.alliancefinancialcorporation.com (“Investor Relations” tab)

To obtain timely delivery, you must request the information no later than five business days before the applicable special meeting. In the case of Alliance shareholders, this means that you must make your request no later than                     , 2013, and in the case of NBT stockholders, this means that you must make your request no later than                     , 2013.

For a more detailed description of the information incorporated by reference in the accompanying joint proxy statement/prospectus and how you may obtain it, see “Where You Can Find More Information” beginning on page 115.

The accompanying joint proxy statement/prospectus provides a detailed description of the merger and the merger agreement. We urge you to read the joint proxy statement/prospectus, including any documents incorporated by reference into the proxy statement/prospectus, and its annexes carefully and in their entirety. If you have any questions concerning the merger, the other meeting matters or the joint proxy statement/prospectus, or need assistance voting your shares, please contact your company’s proxy solicitor at the address or telephone number listed below:

For NBT Stockholders: AST Phoenix Advisors 110 Wall Street, 27th Floor New York, New York 10005 (877) 478-5038	For Alliance Shareholders: Regan & Associates, Inc. 505 Eighth Avenue, Suite 800 New York, New York 10018 (800) 737-3426

Please do not send your stock certificates at this time. You will be sent separate instructions regarding the surrender of your stock certificates.

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETINGS

The following questions and answers are intended to address briefly some commonly asked questions regarding the merger and the special meetings. These questions and answers may not address all questions that may be important to you as a stockholder. To better understand these matters, and for a description of the legal terms governing the merger, you should carefully read this entire joint proxy statement/prospectus, including the annexes, as well as the documents that have been incorporated by reference in this joint proxy statement/prospectus.

Q:	Why am I receiving this joint proxy statement/prospectus?

A:	NBT and Alliance have agreed to the acquisition of Alliance by NBT under the terms of the merger agreement that is described in this joint proxy statement/prospectus. A copy of the merger agreement is attached to this joint proxy statement/prospectus as Annex A. In order to complete the merger, NBT and Alliance stockholders must vote to adopt and approve the merger agreement. NBT and Alliance will each hold a special meeting of stockholders to obtain this approval. This joint proxy statement/prospectus contains important information about the merger, the merger agreement, the special meetings of NBT and Alliance stockholders, respectively, and other related matters, and you should read it carefully. The enclosed voting materials for each special meeting allow you to vote your shares of common stock without attending your company’s special meeting in person.

We are delivering this joint proxy statement/prospectus to you as both a joint proxy statement of NBT and Alliance and a prospectus of NBT. It is a joint proxy statement because the boards of directors of both NBT and Alliance are soliciting proxies from their respective stockholders to vote on the adoption and approval of the merger agreement at their respective special meetings of stockholders. Your proxy will be used at your respective special meeting or at any adjournment or postponement of that special meeting. It is also a prospectus because NBT will issue NBT common stock to Alliance shareholders as consideration in the merger, and this prospectus contains information about that common stock.

Q:	What will happen in the merger?

A:	In the proposed merger, Alliance will merge with and into NBT, with NBT being the surviving entity. Following the merger, Alliance Bank, N.A., or Alliance Bank, will be merged with and into NBT Bank, N.A., or NBT Bank, with NBT Bank being the surviving entity.

Q:	What will I receive in the merger?

A:	Alliance Shareholders. If the merger agreement is adopted and approved and the merger is subsequently completed, Alliance shareholders will be entitled to receive 2.1779 shares of NBT common stock (together with the associated stock purchase rights, which are attached to, and trade with, NBT common stock) for each outstanding share of Alliance common stock (other than stock held by Alliance or NBT) held at the time of the merger.

The value of the stock consideration is dependent upon the value of NBT common stock and therefore will fluctuate with the market price of NBT common stock. Accordingly, any change in the price of NBT common stock prior to the merger will affect the market value of the stock consideration that Alliance shareholders will receive as a result of the merger.

NBT Stockholders. NBT stockholders will continue to hold their existing shares, which will not change as a result of the merger.

Q:	Will I receive any fractional shares of NBT common stock as part of the merger consideration?

A:	No. NBT will not issue any fractional shares of NBT common stock in the merger. Instead, NBT will pay you the cash value of a fractional share measured by the average of the daily closing prices of NBT common stock on The NASDAQ Stock Market, or NASDAQ, for the five consecutive trading days ending on the third business day immediately prior to the closing date, rounded to the nearest whole cent.

Q:	What will happen to shares of NBT common stock in the merger?

A:	Nothing. Each share of NBT common stock outstanding will remain outstanding as a share of NBT common stock.

Q:	What are the material U.S. federal income tax consequences of the merger to U.S. holders of shares of Alliance common stock?

A:	The merger is intended to qualify for U.S. federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, which we refer to as the Code. Accordingly, Alliance shareholders generally will not recognize any gain or loss on the conversion of shares of Alliance common stock solely into shares of NBT common stock. However, an Alliance shareholder generally will be subject to tax on cash received in lieu of any fractional share of NBT common stock that an Alliance shareholder would otherwise be entitled to receive. See “The Merger—Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 74.

Q:	Will I be able to trade the shares of NBT common stock that I receive in the merger?

A:	You may freely trade the shares of NBT common stock issued in the merger, unless you are an “affiliate” of NBT as defined by Rule 144 under the Securities Act of 1933, as amended, or the Securities Act. Affiliates consist of individuals or entities that control, are controlled by, or are under the common control with NBT and include the executive officers and directors and may include significant stockholders of NBT.

Q:	What are the conditions to completion of the merger?

A:	The obligations of NBT and Alliance to complete the merger are subject to the satisfaction or waiver of certain closing conditions contained in the merger agreement, including the receipt of required regulatory approvals and tax opinions, and the adoption and approval of the merger agreement by the stockholders of both NBT and Alliance.

Q:	When do you expect the merger to be completed?

A:	We will complete the merger when all of the conditions to completion contained in the merger agreement are satisfied or waived, including obtaining required regulatory approvals and the adoption and approval of the merger agreement by NBT and Alliance stockholders at their respective special meetings. While we expect the merger to be completed in early 2013, because fulfillment of some of the conditions to completion of the merger is not entirely within our control, we cannot assure you of the actual timing.

Q:	What stockholder approvals are required to complete the merger?

A:	The merger cannot be completed unless a majority of the shares of NBT common stock outstanding and entitled to vote and two-thirds of the shares of Alliance common stock outstanding and entitled to vote at each company’s special meeting adopt and approve the merger agreement.

Q:	Are there any shareholders already committed to voting in favor of the merger agreement?

A:	Yes. Alliance’s Chairman, Chief Executive Officer and President, Jack H. Webb entered into a voting agreement with NBT requiring him to vote all of his shares in favor of adoption of the merger agreement. As of the record date, Mr. Webb held 56,317 shares of Alliance common stock, which represented approximately % of the outstanding shares of Alliance common stock on the record date. In addition, NBT holds 39,693 shares of Alliance common stock, which represented approximately % of the outstanding shares of Alliance common stock as of the record date.

Q:	When and where are the special meetings?

A:	The special meeting of shareholders of Alliance will be held at the on , at , local time. The special meeting of stockholders of NBT will be held at the on , at , local time.

Q:	What will happen at the special meetings?

A:	At the special meetings, NBT and Alliance stockholders will consider and vote upon the proposal to adopt and approve the merger agreement. Additionally, Alliance shareholders will consider and vote upon an advisory (non-binding) proposal to approve the golden parachute compensation payable to the named executive officers of Alliance in connection with the merger. If, at the time of the NBT or Alliance special meeting, there are not sufficient votes for the stockholders to adopt and approve the merger agreement, you may be asked to consider and vote upon a proposal to adjourn such special meeting, so that additional proxies may be collected.

Q:	Who is entitled to vote at the special meetings?

A:	Alliance Shareholders: All holders of Alliance common stock who held shares at the close of business on , which is the record date for the special meeting of Alliance shareholders, are entitled to receive notice of and to vote at the Alliance special meeting. Each holder of Alliance common stock is entitled to one vote for each share of Alliance common stock owned as of the record date.

NBT Stockholders: All holders of NBT common stock who held shares at the close of business on                     , which is the record date for the special meeting of NBT stockholders, are entitled to receive notice of and to vote at the NBT special meeting. Each holder of NBT common stock is entitled to one vote for each share of NBT common stock owned as of the record date.

Q:	What constitutes a quorum for a special meeting?

A:	The quorum requirement for each company’s special meeting is the presence in person or by proxy of a majority of the total number of outstanding shares of common stock entitled to vote.

Q:	How do the boards of directors of NBT and Alliance recommend I vote?

A:	After careful consideration, each of the NBT and Alliance boards of directors unanimously recommend that all of their respective stockholders vote “FOR” adoption and approval of the merger agreement, and “FOR” the adjournment proposal, if necessary. The Alliance board of directors also recommends that shareholders vote “FOR” approval, on an advisory (non-binding) basis, of the golden parachute compensation payable to Alliance’s named executive officers in connection with the merger.

Q:	Are there any risks that I should consider in deciding whether to vote for adoption and approval of the merger agreement?

A:

Yes. You should read and carefully consider the risk factors set forth in the section in this joint proxy statement/prospectus entitled “Risk Factors” beginning on page 26 as well as the other information contained in or incorporated by reference into this joint proxy statement/prospectus, including the matters addressed in the section of this joint proxy statement/prospectus titled “Information Regarding Forward-Looking Statements” on page 30.

Q:	Why am I being asked to cast an advisory (non-binding) vote to approve the golden parachute compensation payable to certain Alliance officers in connection with the merger?

A:	The Securities and Exchange Commission, or SEC, in accordance with the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, adopted rules that require Alliance to seek an advisory (non-binding) vote with respect to certain payments that will or may be made to Alliance’s named executive officers in connection with the merger. See “The Merger—Interests of Alliance’s Directors and Executive Officers in the Merger” beginning on page 60 and “Proposal II—Advisory (Non-Binding) Vote on Golden Parachute Compensation” beginning on page 78.

Q:	What will happen if Alliance shareholders do not approve the golden parachute compensation at the special meeting?

A:	Approval of the golden parachute compensation payable in connection with the merger is not a condition to completion of the merger. The vote with respect to the golden parachute compensation is an advisory vote and will not be binding on Alliance regardless of whether the merger agreement is adopted and approved. Accordingly, as the compensation to be paid to the Alliance executives in connection with the merger is contractual, such compensation will or may be payable if the merger is completed regardless of the outcome of the advisory vote.

Q:	What do I need to do now?

A:	You should carefully read and consider the information contained in or incorporated by reference into this joint proxy statement/prospectus, including its annexes. It contains important information about the merger, the merger agreement, NBT and Alliance. After you have read and considered this information, you should complete and sign your proxy card and return it in the enclosed postage-paid return envelope or submit a proxy through the Internet or by telephone as soon as possible so that your shares will be represented and voted at your company’s special meeting.

Q:	How may I vote my shares for the special meeting proposals presented in this joint proxy statement/prospectus?

A:	You may vote by accessing the Internet website or calling the telephone number specified on the proxy card or by completing, signing, dating and returning the proxy card in the enclosed postage-paid envelope as soon as possible. This will enable your shares to be represented and voted at your company’s special meeting.

Q:	If my shares are held in “street name” by my broker, bank or other nominee, will my broker, bank or other nominee automatically vote my shares for me?

A:	No. Your broker, bank or other nominee will not vote your shares unless you provide instructions to your broker, bank or other nominee on how to vote. You should instruct your broker, bank or other nominee to vote your shares by following the instructions provided by the broker, bank or nominee with this joint proxy statement/prospectus.

Q:	How will my shares be represented at the special meeting?

A:	At the special meeting for each of NBT and Alliance, the officers named in your proxy card will vote your shares in the manner you requested if you properly signed and submitted your proxy. If you sign your proxy card and return it without indicating how you would like to vote your shares, your proxy will be voted as the board of directors of the company in which you own such shares recommends, which is, for both of Alliance and NBT (1) “FOR” the adoption and approval of the merger agreement and (2) “FOR” the approval of the adjournment of the special meeting, if necessary, to solicit additional proxies if there are not sufficient votes to adopt and approve the merger agreement at the time of the special meeting. Additionally, shares of Alliance common stock will be voted “FOR” the approval, on an advisory (non-binding) basis, of the golden parachute compensation payable to Alliance’s named executive officers in connection with the merger.

Q:	What if I fail to submit my proxy card or to instruct my broker, bank or other nominee?

A:	If you fail to properly submit your proxy card or to instruct your broker, bank or other nominee to vote your shares of NBT or Alliance common stock and you do not attend your company’s special meeting and vote your shares in person, your shares will not be voted. This will have the same effect as a vote “AGAINST” adoption and approval of the merger agreement, but will have no impact on the outcome of the other proposals.

Q:	Can I attend the special meeting and vote my shares in person?

A:	Yes. Although the NBT and Alliance boards of directors request that you return the proxy card accompanying this joint proxy statement/prospectus, all stockholders are invited to attend their company’s special meeting. Shareholders of record on , can vote in person at the Alliance special meeting, and stockholders of record on , can vote in person at the NBT special meeting. If your shares are held by a broker, bank or other nominee, then you are not the stockholder of record and you must bring to the special meeting appropriate documentation from your broker, bank or other nominee to enable you to vote at the special meeting.

Q:	Can I change my vote after I have submitted my proxy?

A:	Yes. If you do not hold your shares in “street name,” there are three ways you can change your vote at any time after you have submitted your proxy and before your proxy is voted at the special meeting:

•	you may deliver a written notice bearing a date later than the date of your proxy card to the company’s Secretary at the address listed below, stating that you revoke your proxy;

•	you may submit a new signed proxy card bearing a later date or vote again by telephone or Internet (any earlier proxies will be revoked automatically); or

•	you may attend the special meeting and vote in person, although attendance at the special meeting will not, by itself, revoke a proxy.

You should send any notice of revocation to the appropriate company at:

NBT Bancorp Inc. 52 South Broad Street Norwich, New York 13815 Attn: F. Sheldon Prentice, Secretary	Alliance Financial Corporation 120 Madison Street Syracuse, New York 13202 Attn: Judy A. Schultz, Secretary

If you have instructed a bank, broker or other nominee to vote your shares, you must follow the directions you receive from your bank, broker or other nominee to change your voting instructions.

Q: What happens if I sell my shares after the record date but before the special meeting?

A:	The record dates of the special meetings are earlier than the dates of the special meetings and the date that the merger is expected to be completed. If you sell or otherwise transfer your shares after the record date for the special meeting of the company in which you own such shares, but before the date of such company’s special meeting, you will retain your right to vote at such company’s special meeting, but if you are an Alliance shareholder, you will not have the right to receive the merger consideration to be received by Alliance’s shareholders in the merger. In order to receive the merger consideration, an Alliance shareholder must hold his or her shares through completion of the merger.

Q:	What do I do if I receive more than one joint proxy statement/prospectus or set of voting instructions?

A:	If you hold shares directly as a record holder and also in “street name” or otherwise through a nominee, you may receive more than one joint proxy statement/prospectus and/or set of voting instructions relating to the special meeting. These should each be voted and/or returned separately in order to ensure that all of your shares are voted.

Q:	Are Alliance shareholders entitled to seek appraisal or dissenters’ rights if they do not vote in favor of the adoption of the merger agreement?

A:	No. Under the New York Business Corporation Law, Alliance shareholders will not have appraisal rights in connection with the merger.

Q:	Should Alliance shareholders send in their stock certificates now?

A:	No. Alliance shareholders will receive a letter of transmittal and instructions for surrendering of their stock certificates. In the meantime, you should retain your stock certificates because they are still valid. Please do not send in your stock certificates with your proxy card.

Q:	Will a proxy solicitor be used?

A:	Yes. NBT has engaged AST Phoenix Advisors and Alliance has engaged Regan & Associates, Inc. to assist in the solicitation of proxies for their respective special meetings. In addition, NBT and Alliance officers and employees may request the return of proxies by telephone or in person.

Q:	Where can I find more information about the companies?

A:	You can find more information about NBT and Alliance from the various sources described under “Where You Can Find More Information” beginning on page 115.

Q:	Whom should I call with questions?

A:	If you have any questions concerning the merger, the other meeting matters or the joint proxy statement/prospectus, or need assistance voting your shares, please contact your company’s proxy solicitor at the address or telephone number listed below:

For NBT Stockholders: AST Phoenix Advisors 110 Wall Street, 27th Floor New York, New York 10005 (877) 478-5038	For Alliance Shareholders: Regan & Associates, Inc. 505 Eighth Avenue, Suite 800 New York, New York 10018 (800) 737-3426

SUMMARY

This summary highlights selected information from this joint proxy statement/prospectus. It does not contain all of the information that may be important to you. We urge you to read carefully the entire document and the other documents to which this joint proxy statement/prospectus refers in order to fully understand the merger and the related transactions. See “Where You Can Find More Information” beginning on page 115. Each item in this summary refers to the page of this joint proxy statement/prospectus on which that subject is discussed in more detail.

The Companies (Page 32)

NBT Bancorp Inc.

NBT is a registered financial holding company incorporated in Delaware in 1986, with its principal headquarters located in Norwich, New York. NBT is the parent holding company of NBT Bank, N.A., NBT Financial Services, Inc. (which operates EPIC Advisors, Inc.), and NBT Holdings, Inc. (which operates Mang Insurance Agency, LLC), NBT Capital Trust I, NBT Statutory Trust I and NBT Statutory Trust II.

NBT Bank is a national bank with 137 locations, including 95 NBT Bank offices located in upstate New York, northwestern Vermont and western Massachusetts, 35 Pennstar Bank offices located in northeastern Pennsylvania, and 5 Hampshire First Bank offices located in southern New Hampshire. NBT Bank provides its retail consumers and business customers with banking services including residential and commercial real estate loans, commercial business loans, consumer loans, as well as retail and commercial deposit products, various trust services, as well as investment, pension, estate planning and employee benefit administrative services.

At September 30, 2012, NBT had $6.0 billion in assets, $4.8 billion in deposits, and $577.0 million of stockholders’ equity.

NBT’s principal executive offices are located at 52 South Broad Street, Norwich, New York 13815, its phone number is (607) 337-2265 and its website is www.nbtbancorp.com. Information that is included in this website does not constitute part of this joint proxy statement/prospectus.

Alliance Financial Corporation

Alliance is a New York corporation and a registered financial holding company formed on November 25, 1998, as a result of the merger of Cortland First Financial Corporation and Oneida Valley Bancshares, Inc., which were incorporated on May 30, 1986 and October 31, 1984, respectively. Alliance is the holding company of Alliance Bank, which was formed as the result of the merger of First National Bank of Cortland and Oneida Valley National Bank in 1999.

Alliance Bank provides financial services from 29 retail branches and customer service facilities in the New York counties of Cortland, Madison, Oneida, Onondaga and Oswego, and from a Trust Administration Center in Buffalo, New York. Primary services include commercial, retail and municipal banking, consumer finance, mortgage financing and servicing, and trust and investment management services. Alliance Bank has a substantially wholly owned subsidiary, Alliance Preferred Funding Corp., which is engaged in residential real estate activity, and a wholly owned subsidiary, Alliance Leasing, Inc., which is engaged in commercial leasing activity in over 30 states.

At September 30, 2012, Alliance had $1.4 billion in assets, $1.1 billion in deposits, and $148.4 million of shareholders’ equity.

Alliance’s principal executive offices are located on the 18th Floor, 120 Madison Street, Syracuse, New York 13202. Alliance’s telephone number is (315) 475-2100 and its website is www.alliancefinancialcorporation.com. Information that is included in this website does not constitute part of this joint proxy statement/prospectus.

The Special Meeting of Shareholders of Alliance

Date, Time and Place of the Special Meeting (Page 33)

Alliance will hold its special meeting of shareholders at the                      on                     , at                 , local time.

Purpose of the Special Meeting (Page 33)

At the special meeting you will be asked to vote upon a proposal to adopt the merger agreement, a proposal to approve, on an advisory (non-binding) basis, the golden parachute compensation payable to the named executive officers of Alliance in connection with the merger and, if necessary, a proposal to approve one or more adjournments of the special meeting.

Recommendation of Alliance Board of Directors (Page 33)

The Alliance board of directors unanimously recommends that you vote “FOR” adoption of the merger agreement, “FOR” approval, on an advisory (non-binding) basis, of the golden parachute compensation payable to the named executive officers of Alliance in connection with the merger, and “FOR” approval of the proposal to adjourn the special meeting.

Record Date; Outstanding Shares; Shares Entitled to Vote (Page 33)

Only holders of record of Alliance common stock at the close of business on the record date of             , are entitled to notice of and to vote at the special meeting. As of the record date, there were              shares of Alliance common stock outstanding, held of record by approximately              shareholders.

Quorum; Vote Required (Page 33)

A quorum of Alliance shareholders is necessary to hold a valid meeting. If the holders of at least a majority of the total number of the outstanding shares of Alliance common stock entitled to vote are represented in person or by proxy at the special meeting, a quorum will exist. Alliance will include proxies marked as abstentions and broker non-votes in determining the presence of a quorum at the special meeting.

The affirmative vote of the holders of at least two-thirds of the outstanding shares of Alliance common stock is required to adopt the merger agreement. The affirmative vote of the holders of at least a majority of votes cast is required to approve, on an advisory (non-binding) basis, the golden parachute compensation payable to the named executive officers of Alliance in connection with the merger, and the proposal to adjourn the special meeting.

Share Ownership of Management; Voting Agreement (Page 34)

As of the record date, the directors and executive officers of Alliance and their affiliates collectively owned              shares of Alliance common stock, or approximately     % of Alliance’s outstanding shares. Alliance currently expects that each of its directors and executive officers and their affiliates will vote their shares of Alliance common stock “FOR” adoption of the merger agreement and the other proposals described in the notice for the special meeting, although, except for Alliance’s Chairman, Chief Executive Officer and President, Jack H. Webb, none of them has entered into an agreement requiring them to do so.

Mr. Webb has entered into a voting agreement with NBT, which requires Mr. Webb to vote all of the shares of Alliance common stock beneficially owned by him in favor of adoption of the merger agreement. As of the record date, Mr. Webb held 56,317 shares of Alliance common stock, which represented approximately         % of the outstanding shares of Alliance common stock as of the record date. Mr. Webb was not paid any additional consideration in connection with the execution of the voting agreement. In addition, NBT holds 39,693 shares of Alliance common stock, which represented approximately         % of the outstanding shares of Alliance common stock as of the record date.

The Special Meeting of Stockholders of NBT

Date, Time and Place of the Special Meeting (Page 37)

NBT will hold its special meeting of stockholders at the                      on                     , at                 , local time.

Purpose of the Special Meeting (Page 37)

At the special meeting you will be asked to vote upon a proposal to adopt and approve the merger agreement and, if necessary, a proposal to approve one or more adjournments of the special meeting.

Recommendation of NBT Board of Directors (Page 37)

The NBT board of directors unanimously recommends that you vote “FOR” adoption and approval of the merger agreement and “FOR” approval of the proposal to adjourn the special meeting.

Record Date; Outstanding Shares; Shares Entitled to Vote (Page 37)

Only holders of record of NBT common stock at the close of business on the record date of             , are entitled to notice of and to vote at the special meeting. As of the record date, there were              shares of NBT common stock outstanding, held of record by approximately              stockholders.

Quorum; Vote Required (Page 37)

A quorum of NBT stockholders is necessary to hold a valid meeting. If the holders of at least a majority of the total number of the outstanding shares of NBT common stock entitled to vote are represented in person or by proxy at the special meeting, a quorum will exist. NBT will include proxies marked as abstentions and broker non-votes in determining the presence of a quorum at the special meeting.

The affirmative vote of the holders of at least a majority of the outstanding shares of NBT common stock is required to adopt and approve the merger agreement. The affirmative vote of the holders of at least a majority of the shares present and entitled to vote at the special meeting is required to approve the proposal to adjourn the special meeting.

Share Ownership of Management (Page 38)

As of the record date, the directors and executive officers of NBT and their affiliates collectively owned              shares of NBT common stock, or approximately     % of NBT’s outstanding shares. NBT currently expects that each of its directors and executive officers and their affiliates will vote their shares of NBT common stock “FOR” adoption and approval of the merger agreement, although none of them has entered into an agreement requiring them to do so.

The Merger and the Merger Agreement

The proposed merger is of Alliance with and into NBT, with NBT as the surviving corporation in the merger. The merger agreement is attached to this joint proxy statement/prospectus as Annex A. Please carefully read the merger agreement as it is the legal document that governs the merger.

Structure of the Merger (Page 80)

Subject to the terms and conditions of the merger agreement, and in accordance with the Delaware General Corporation Law and the New York Business Corporation Law, at the completion of the merger, Alliance will merge with and into NBT. NBT will be the surviving corporation in the merger and will continue its corporate existence under the laws of the State of Delaware. Upon completion of the merger, the separate corporate existence of Alliance will terminate.

Consideration to be Received in the Merger (Page 81)

Upon completion of the merger, each outstanding share of Alliance common stock (other than any stock held by Alliance or NBT, which will be cancelled) will be converted into the right to receive 2.1779 shares of NBT common stock (together with the associated stock purchase rights which are attached to, and trade with, shares of NBT common stock).

No fractional shares of NBT common stock will be issued to any holder of Alliance common stock upon completion of the merger. For each fractional share that would otherwise be issued, NBT will pay each shareholder cash (without interest) in an amount equal to the fractional share interest to which such shareholder would otherwise be entitled multiplied by the average of the daily closing prices of NBT common stock during the regular session of NBT common stock on NASDAQ for the five consecutive trading days ending on the third business day immediately prior to the closing date, rounded to the nearest whole cent.

Treatment of Stock-Based Awards (Page 81)

At the effective time of the merger, all of the then outstanding Alliance restricted stock awards will fully vest in accordance with their existing terms, and all of the related shares will be converted in the merger into the right to receive the same merger consideration for which other outstanding shares of Alliance common stock will be exchanged in the merger.

Treatment of Alliance’s Deferred Compensation Plans (Page 82)

Without any action of any participant in any Alliance stock-based deferred compensation plan, all amounts held in participant accounts and denominated in Alliance common stock will be converted in accordance with the existing terms of such plans into the number of shares of NBT common stock that is equal to the number of shares of Alliance common stock immediately prior to the effective time multiplied by 2.1779.

Opinion of Keefe, Bruyette & Woods, Inc., Financial Advisor to Alliance (Page 50)

On October 7, 2012, Keefe, Bruyette & Woods, Inc., or KBW, rendered to the Alliance board of directors its oral opinion, subsequently confirmed in writing that, as of such date, the consideration to be received in the merger was fair to Alliance shareholders from a financial point of view. The full text of KBW’s written opinion, which sets forth the assumptions made, matters considered and qualifications and limitations on the review undertaken in connection with the opinion, is attached to this document as Annex B. Alliance shareholders are urged to read the opinion in its entirety. KBW’s opinion speaks only as of the date of the opinion. The opinion is directed to the Alliance board of directors and addresses only the fairness, from a financial point of view, of the exchange ratio to the holders of Alliance common stock. It does not address the underlying business decision to proceed with the merger and does not constitute a recommendation to any Alliance shareholder as to how the shareholder should vote at the Alliance special meeting on the merger agreement or any related matter.

Opinion of Ambassador Financial Group, Financial Advisor to NBT (Page 66)

On October 7, 2012, Ambassador Financial Group, or AFG, rendered to the NBT board its oral opinion, subsequently confirmed in writing that, as of such date, the consideration to be paid in the merger was fair to NBT stockholders from a financial point of view. The full text of AFG’s written opinion, which sets forth the assumptions made, matters considered and qualifications and limitations on the review undertaken in connection with the opinion, is attached to this document as Annex C. NBT stockholders are urged to read the opinion in its entirety. AFG’s written opinion is addressed to the board of directors of NBT and is directed only to the fairness of the merger consideration to NBT stockholders from a financial point of view. The written opinion does not address the underlying business decision of NBT to engage in the merger or any other aspect of the merger and is not a recommendation to any NBT stockholder as to how such stockholder should vote at the special meeting with respect to the merger agreement or any other matter.

Interests of Alliance’s Directors and Executive Officers in the Merger (Page 60)

Alliance executive officers and directors have financial interests in the merger that are in addition to, or different from, the interests of Alliance shareholders generally. These interests include certain payments and benefits that may be provided to directors and executive officers of Alliance upon completion of the merger, including acceleration of restricted stock awards and payment of discretionary bonuses, or upon termination of their employment under specified circumstances at the time of or following the merger, including cash severance and continued health insurance benefits. Additionally, NBT entered into an agreement with Jack H. Webb regarding his continuing role with the combined company following the merger. The Alliance board of directors was aware of those interests and considered them, among other matters, when it approved the merger agreement.

NBT’s and NBT Bank’s Board of Directors After the Merger (Page 74)

Immediately following the effective time of the merger, NBT has agreed that it will designate Jack H. Webb, the current Chairman, Chief Executive Officer and President of Alliance, and two other Alliance directors to serve on the NBT board of directors. The designees shall also be appointed to the board of directors of NBT Bank effective immediately following the effective time of the bank merger.

Bank Merger (Page 74)

The merger agreement provides that as soon as practicable after the consummation of the merger, Alliance Bank shall be merged with and into NBT Bank with NBT Bank surviving.

No Solicitation of Alternative Transactions (Page 87)

The merger agreement restricts Alliance’s ability to solicit or engage in discussions or negotiations with a third party regarding a proposal to acquire a significant interest in Alliance. However, if Alliance receives a bona fide unsolicited written acquisition proposal from a third party that is, or is reasonably likely to be, more favorable to Alliance shareholders than the terms of the merger agreement, Alliance may furnish nonpublic information to that third party and engage in negotiations regarding an acquisition proposal with that third party, subject to specified conditions in the merger agreement. In addition, the Alliance board of directors may not:

•	modify, qualify, withhold or withdraw its approval or recommendation of the merger agreement;

•	approve or recommend another acquisition proposal to its shareholders; or

•	cause Alliance to enter into a letter of intent or definitive agreement with respect to an acquisition transaction or that requires Alliance to abandon, terminate or fail to consummate the merger.

However, the Alliance board of directors may modify, qualify, withhold or withdraw its recommendation of the merger agreement if it determines in good faith, after consultation with counsel and a financial advisor, that an acquisition proposal is a superior proposal and, after consultation with counsel, that it is required to take such action to comply with its fiduciary duties to shareholders under applicable law. In that event, Alliance must provide NBT with notice of such determination and cooperate and negotiate in good faith with NBT to adjust or modify the terms and conditions of the merger agreement.

Conditions to Completion of the Merger (Page 92)

As more fully described in this joint proxy statement/prospectus and the merger agreement, the completion of the merger depends on a number of conditions being satisfied or waived, including:

•	NBT and Alliance stockholders must approve the merger agreement;

•

NBT and Alliance must have obtained all regulatory approvals required to consummate the transactions contemplated by the merger agreement, all related statutory waiting periods must have expired, and none of the regulatory approvals shall have imposed any term, condition or restriction that NBT reasonably determines would prohibit or materially limit the ownership or operation by NBT or Alliance of all or any material portion of the business or assets of NBT or Alliance, or compel NBT to dispose of or hold separate all or any material portion of the business or assets of Alliance or NBT, which we refer to in this joint proxy statement/prospectus as a burdensome condition;

•

the absence of any order, decree or injunction in effect, or any law, statute or regulation enacted or adopted, that enjoins, prohibits, materially restricts or makes illegal the consummation of the transactions contemplated by the merger agreement;

•	NBT and Alliance must each receive a legal opinion from their respective counsel regarding treatment of the merger as a “reorganization” for federal income tax purposes;

•	the representations and warranties of each of NBT and Alliance in the merger agreement must be accurate, subject to exceptions that would not have a material adverse effect;

•	NBT and Alliance must each have performed in all material respects all obligations required to be performed by it; and

•	no event or development must have occurred with respect to NBT or Alliance that has had, or would reasonably be expected to have, a material adverse effect.

Termination of the Merger Agreement (Page 93)

NBT and Alliance can mutually agree to terminate the merger agreement before the merger has been completed, and either company can terminate the merger agreement if:

•	the merger is not consummated by July 1, 2013, unless the terminating party’s failure to comply with the merger agreement was the cause of the failure of the merger to occur on or before this date;

•

the other party materially breaches any of its representations, warranties, covenants or other agreements contained in the merger agreement (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained in the merger agreement), and the breach cannot be or has not been cured within 30 days of written notice of the breach and such breach would entitle the non-breaching party not to consummate the transactions contemplated by the merger agreement;

•	any regulatory approval required for consummation of the merger and the other transactions contemplated by the merger agreement has been denied by final nonappealable action of any regulatory authority, or any governmental entity has issued a final nonappealable order, injunction or decree enjoining or otherwise prohibiting the transactions contemplated by the merger agreement, provided that the terminating party has used its reasonable best efforts to have the order, injunction or decree lifted; or

•	the required approval of the merger agreement by the NBT or Alliance stockholders is not obtained.

In addition, NBT may terminate the merger agreement if:

•	the Alliance board of directors:

•

withdraws, qualifies, amends, modifies or withholds its recommendation to the Alliance shareholders to vote in favor of the merger agreement or makes any statement, filing or release that is inconsistent with the recommendation;

•	materially breaches its obligation to call, give notice of and commence the special meeting;

•	approves or recommends another acquisition proposal;

•	fails to publicly recommend against a publicly announced acquisition proposal within five business days of being requested to do so by NBT;

•	fails to publicly reconfirm its recommendation to its shareholders to vote in favor of the merger agreement within five business days of being requested to do so by NBT; or

•	resolves or otherwise determines to take, or announces an intention to take, any of the actions listed above; or

•	Alliance breaches in any material respect the provisions in the merger agreement prohibiting the solicitation of other offers.

In addition, Alliance has the right to terminate the merger agreement if the average closing price of NBT common stock for a specified period prior to closing is less than $17.74 and NBT common stock underperforms a specified peer-group index by more than 20%. However, NBT will have the option to increase the amount of NBT common stock to be provided to Alliance shareholders, in which case no termination will occur.

Termination Fee (Page 95)

Alliance has agreed to pay to NBT a termination fee of approximately $9.3 million if:

•	NBT terminates the merger agreement as a result of the Alliance board of directors:

•

withdrawing, qualifying, amending, modifying or withholding its recommendation to the Alliance shareholders to vote in favor of the merger agreement or making any statement, filing or release that is inconsistent with the recommendation;

•	materially breaching its obligation to call, give notice of and commence the special meeting;

•	approving or recommending another acquisition proposal;

•	failing to publicly recommend against a publicly announced acquisition proposal within five business days of being requested to do so by NBT;

•	failing to publicly reconfirm its recommendation to its shareholders to vote in favor of the merger agreement within five business days of being requested to do so by NBT; or

•	resolving or otherwise determining to take, or announcing an intention to take, any of the actions listed above;

•	NBT terminates the merger agreement as a result of a material breach by Alliance of the provisions in the merger agreement prohibiting the solicitation of other offers;

•	NBT or Alliance terminates the merger agreement as a result of:

•

the failure of the Alliance shareholders to approve the merger agreement, or the merger not having been consummated by July 1, 2013, due to the failure of Alliance shareholders to approve the merger agreement, and both an acquisition proposal with respect to Alliance has been publicly announced, disclosed or otherwise communicated to the Alliance board of directors or senior management of Alliance prior to July 1, 2013, or prior to the special meeting, as applicable; and

•

within 12 months of termination of the merger agreement, Alliance recommends to its shareholders another acquisition proposal or enters into a definitive agreement with respect to, or consummates, another acquisition transaction; or

•	NBT terminates the merger agreement as a result of a material breach by Alliance of any of its representations, warranties, covenants or agreements contained in the merger agreement, if both:

•

an acquisition proposal with respect to Alliance has been publicly announced, disclosed or otherwise communicated to the Alliance board of directors or senior management of Alliance prior to such breach or during the related cure period; and

•

within 12 months of termination of the merger agreement, Alliance recommends to its shareholders another acquisition proposal or enters into a definitive agreement with respect to, or consummates, another acquisition transaction.

Waiver or Amendment of Merger Agreement Provisions (Page 96)

At any time prior to the completion of the merger, a provision of the merger agreement may be waived by the party intended to benefit by the provision, or may be amended or modified by a written action taken or authorized by the parties’ respective boards of directors. However, after the approval of the merger agreement by the Alliance shareholders, no amendment will be made which by law requires further approval by Alliance shareholders without such further approval.

Material U.S. Federal Income Tax Consequences of the Merger (Page 74)

The merger is intended to qualify for U.S. federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code. Accordingly, Alliance shareholders generally will not recognize any gain or loss on the conversion of shares of Alliance common stock solely into shares of NBT common stock. However, an Alliance shareholder generally will be subject to tax on cash received in lieu of any fractional share of NBT common stock that an Alliance shareholder would otherwise be entitled to receive.

Regulatory Approvals Required for the Merger (Page 76)

To complete the merger, NBT and Alliance need the prior approval of the Board of Governors of the Federal Reserve Board, or FRB. The United States Department of Justice is able to provide input into the approval process of federal banking agencies to challenge the approval on antitrust grounds. Prior to the date of the special meetings, NBT and Alliance will have filed all necessary applications and notices with the FRB. In addition, approval by the Office of the Comptroller of the Currency, or OCC, is required prior to the merger of Alliance Bank, N.A. into NBT Bank, N.A. NBT and Alliance cannot predict, however, whether or when the required regulatory approval will be obtained or whether any such approval will impose any burdensome condition upon NBT.

Accounting Treatment of the Merger (Page 77)

The merger will be accounted for using the purchase method of accounting with NBT treated as the acquiror. Under this method of accounting, Alliance’s assets and liabilities will be recorded by NBT at their respective fair values as of the closing date of the merger and added to those of NBT. Any excess of purchase price over the net fair values of Alliance’s assets and liabilities will be recorded as goodwill. Any excess of the fair value of Alliance’s net assets over the purchase price will be recognized in earnings by NBT on the closing date of the merger.

Appraisal Rights (Page 77)

Under the New York General Corporation Law, Alliance shareholders will not have appraisal rights in connection with the merger.

Listing of NBT Common Stock to be Issued in the Merger (Page 77)

NBT’s common stock is quoted on the NASDAQ Global Select Market under the trading symbol “NBTB.”

Charitable Commitments (Page 90)

For a period of three years following the effective time, NBT will continue Alliance’s charitable giving in the region currently served by Alliance at an annual level of at least $300,000.

Differences Between Rights of NBT and Alliance Stockholders (Page 97)

As a result of the merger, holders of Alliance common stock will become holders of NBT common stock. Following the merger, Alliance shareholders will have different rights as stockholders of NBT than as shareholders of Alliance due to the different provisions of the governing documents of NBT and Alliance. For additional information regarding the different rights as stockholders of NBT than as shareholders of Alliance, see “Comparison of Stockholder Rights” beginning on page 97.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF NBT BANCORP INC.

The following tables set forth selected historical financial and other data of NBT for the periods and at the dates indicated. The information is derived in part from and should be read together with the audited consolidated financial statements and notes thereto of NBT incorporated by reference elsewhere in this joint proxy statement/prospectus. The information at and for the nine months ended September 30, 2012 and 2011 is unaudited. However, in the opinion of management of NBT, all adjustments, consisting of normal recurring adjustments necessary for a fair presentation of the results of operations for the unaudited periods have been made. The selected operating data presented below for the nine months ended September 30, 2012 and 2011 are not necessarily indicative of the results that may be expected for future periods.

	At or for the Nine Months Ended September 30,		At or for the Year ended December 31,
(In thousands, except share and per share data)	2012	2011	2011	2010	2009	2008	2007
Interest, fee and dividend income	$178,540	$180,099	$239,997	$255,738	$273,393	$294,414	$306,117
Interest expense	26,790	30,322	39,721	53,210	76,924	108,368	141,090
Net interest income	151,750	149,777	200,276	202,528	196,469	186,046	165,027
Provision for loan and lease losses	13,329	15,161	20,737	29,809	33,392	27,181	30,094
Noninterest income excluding securities gains	64,787	60,083	80,161	80,614	79,987	70,171	57,586
Securities gains, net	578	98	150	3,274	144	1,535	2,113
Noninterest expense	145,295	133,264	180,676	178,291	170,566	146,813	122,517
Income before income taxes	58,491	61,533	79,174	78,316	72,642	83,758	72,115
Net income	41,442	44,179	57,901	57,404	52,011	58,353	50,328

Per common share
Basic earnings	$1.24	$1.30	$1.72	$1.67	$1.54	$1.81	$1.52
Diluted earnings	1.23	1.29	1.71	1.66	1.53	1.80	1.51
Cash dividends paid	0.60	0.60	0.80	0.80	0.80	0.80	0.79
Book value at year-end	17.09	16.28	16.23	15.51	14.69	13.24	12.29
Tangible book value at year-end(1)	12.06	12.24	11.70	11.63	10.75	9.01	8.78
Average diluted common shares outstanding	33,626	34,159	33,924	34,509	33,903	32,427	33,421
Securities available for sale, at fair value	$1,191,107	$1,169,552	$1,244,619	$1,129,368	$1,116,758	$1,119,665	$1,140,114
Securities held to maturity, at amortized cost	61,302	72,959	70,811	97,310	159,946	140,209	149,111
Loans and leases	4,251,119	3,708,090	3,800,203	3,610,006	3,645,398	3,651,911	3,455,851
Allowance for loan and lease losses	70,734	71,334	71,334	71,234	66,550	58,564	54,183
Assets	6,028,916	5,478,451	5,598,406	5,338,856	5,464,026	5,336,088	5,201,776
Deposits	4,806,015	4,265,064	4,367,149	4,134,352	4,093,046	3,923,258	3,872,093
Borrowings	579,931	604,054	627,358	604,730	786,097	914,123	868,776
Stockholders’ equity	576,661	538,848	538,110	533,572	505,123	431,845	397,300

(1)	Calculated by subtracting goodwill and intangible assets from stockholders’ equity and dividing the difference by common shares outstanding.

Tangible Book Value:

Year End Equity	576,661	538,848	538,110	533,572	505,123	431,845	397,300
Year End Intangibles	169,597	133,747	150,223	132,384	135,528	138,205	113,571
Common Shares Outstanding	33,743	33,103	33,157	34,503	34,385	32,606	32,326

	$12.06	$12.24	$11.70	$11.63	$10.75	$9.01	$8.78

Key ratios
Return on average assets(a)	0.95%	1.09%	1.06%	1.05%	0.96%	1.11%	0.98%
Return on average equity(a)	9.97	10.95	10.73	10.92	10.90	14.16	12.60
Average equity to average assets	9.55	10.00	9.90	9.63	8.79	7.83	7.81
Net interest margin(b)	3.87	4.13	4.09	4.15	4.04	3.95	3.61
Dividend payout ratio	48.78	46.51	46.78	48.19	52.29	44.44	52.32
Tier 1 leverage	8.51	9.21	8.74	9.16	8.35	7.17	7.14
Tier 1 risk-based capital	10.82	12.00	11.56	12.44	11.34	9.75	9.79
Total risk-based capital	12.07	13.25	12.81	13.70	12.59	11.00	11.05

Asset Quality
Total nonperforming loans to loans and leases	1.07%	1.19%	1.09%	1.24%	1.13%	0.73%	0.88%
Total nonperforming assets to total assets	0.79%	0.82%	0.78%	0.86%	0.80%	0.51%	0.60%
Total allowance for loan and lease losses to nonperforming loans	155.04%	161.11%	171.97%	159.03%	161.25%	221.03%	177.19%
Allowance for loan and lease losses to loans and leases outstanding at end of year	1.66%	1.92%	1.88%	1.97%	1.83%	1.60%	1.57%
Net charge-offs to average loans and leases outstanding(a)	0.47%	0.55%	0.56%	0.69%	0.70%	0.64%	0.77%

(a)	Annualized
(b)	Calculated on a FTE basis

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF

ALLIANCE FINANCIAL CORPORATION

The following tables set forth selected historical financial and other data of Alliance for the periods and at the dates indicated. The information is derived in part from and should be read together with the audited consolidated financial statements and notes thereto of Alliance incorporated by reference elsewhere in this joint proxy statement/prospectus. The information at and for the nine months ended September 30, 2012 and 2011 is unaudited. However, in the opinion of management of Alliance, all adjustments, consisting of normal recurring adjustments necessary for a fair presentation of the results of operations for the unaudited periods, have been made. The selected operating data presented below for the nine months ended September 30, 2012 and 2011 are not necessarily indicative of the results that may be expected for future periods.

	Nine months ended September 30,		Year ended December 31,
	2012	2011	2011	2010	2009	2008	2007
	(In thousands)
Selected Financial Condition Data
Total assets	$1,446,040	$1,430,783	$1,409,090	$1,454,622	$1,417,244	$1,367,358	$1,307,014
Loans & leases, net of unearned income	906,383	873,166	872,721	898,537	914,162	910,755	895,533
Allowance for credit losses	8,483	11,294	10,769	10,683	9,414	9,161	8,426
Securities available-for-sale	343,211	409,155	374,306	414,410	362,158	310,993	282,220
Goodwill	30,844	30,844	30,844	30,844	32,073	32,073	32,187
Intangible assets, net	7,029	7,916	7,694	8,638	10,075	11,528	13,183
Deposits	1,126,403	1,108,061	1,083,065	1,134,598	1,075,671	937,882	945,230
Borrowings	127,134	135,181	136,310	142,792	172,707	238,972	200,757
Junior subordinated obligations	25,774	25,774	25,774	25,774	25,774	25,774	25,774
Shareholders’ equity	148,378	143,137	143,997	133,131	123,935	144,481	115,560
Common shareholders’ equity	148,378	143,137	143,997	133,131	123,935	117,563	115,560
Investment assets under management (Market value, not included in total assets)	$885,067	$783,215	$827,504	$829,426	$786,302	$726,019	$971,078

	Nine months ended September 30,		Year ended December 31,
	2012	2011	2011	2010	2009	2008	2007
	(In thousands, except share and per share data)
Selected Operating Data
Interest income	$36,659	$42,817	$55,759	$60,342	$63,962	$67,964	$71,032
Interest expense	6,859	9,531	12,459	16,053	20,581	30,267	38,550

Net interest income	29,800	33,286	43,300	44,289	43,381	37,697	32,482
Provision for credit losses	(300)	1,110	1,910	4,085	6,100	5,502	3,790

Net interest income after provision for credit losses	30,100	32,176	41,390	40,204	37,281	32,195	28,692
Non-interest income	13,585	14,940	20,002	20,505	20,811	20,360	21,292

Total operating income	43,685	47,116	61,392	60,709	58,092	52,555	49,984

Non-interest expense	33,618	32,941	43,581	44,480	43,208	39,378	37,638

Income before taxes	10,067	14,175	17,811	16,229	14,884	13,177	12,346
Income tax expense	2,224	3,723	4,514	4,605	3,436	2,820	2,869

Net income	7,843	10,452	13,297	11,624	11,448	10,357	9,477
Dividends and accretion of discount on preferred stock	—	—	—	—	1,084	47	—

Net income available to common shareholders	$7,843	$10,452	$13,297	$11,624	$10,364	$10,310	$9,477

Stock and Per Share Data
Basic earnings per common share	$1.64	$2.20	$2.80	$2.49	$2.25	$2.23	$1.98
Diluted earnings per common share	$1.64	$2.20	$2.80	$2.48	$2.24	$2.21	$1.96
Basic weighted average common shares outstanding	4,700,624	4,664,070	4,670,052	4,619,718	4,514,268	4,542,957	4,710,530
Diluted weighted average common shares outstanding	4,700,624	4,671,688	4,675,212	4,640,096	4,543,069	4,565,709	4,754,045
Cash dividends declared	$0.94	$0.91	$1.22	$1.16	$1.08	$1.00	$0.90
Dividend payout ratio(1)	57.3%	41.4%	43.6%	46.8%	48.2%	44.6%	45.5%
Common book value	$31.03	$30.15	$30.19	$28.15	$26.86	$25.67	$24.53
Tangible common book value(2)	$23.11	$21.99	$22.11	$19.80	$17.72	$16.15	$14.90

	Nine months ended September 30,		Year ended December 31,
	2012	2011	2011	2010	2009	2008	2007
Selected Financial and Other Data(3)
Performance Ratios
Return on average assets	0.74%	0.95%	0.92%	0.81%	0.81%	0.78%	0.74%
Return on average equity	7.34%	10.47%	9.88%	9.17%	8.68%	8.77%	8.48%
Return on average common equity	7.34%	10.47%	9.88%	9.17%	8.46%	8.80%	8.48%
Return on average tangible common equity	10.02%	14.83%	13.91%	13.64%	13.02%	14.19%	14.77%
Non-interest income to total income(4)	31.31%	29.03%	30.14%	30.44%	30.06%	34.86%	39.29%
Efficiency ratio(5)	77.49%	70.24%	70.32%	69.86%	69.66%	68.04%	70.35%

Rate/Yield Information
Yield on interest-earning assets (tax equivalent)	3.95%	4.44%	4.37%	4.78%	5.15%	5.88%	6.36%
Cost of interest-bearing liabilities	0.86%	1.12%	1.11%	1.42%	1.85%	2.87%	3.78%
Net interest margin (tax equivalent)(6)	3.24%	3.49%	3.43%	3.55%	3.55%	3.35%	3.02%

	Nine months ended September 30,		At or for the Year ended December 31,
	2012	2011	2011	2010	2009	2008	2007
	(Dollars in thousands)
Asset Quality Ratios
Nonperforming loans and leases	$4,104	$12,192	$11,287	$8,493	$8,582	$4,478	$6,706
Nonperforming assets	$5,089	$12,864	$11,772	$9,145	$9,027	$5,135	$6,935
Nonperforming loans and leases to total loans and leases	0.46%	1.40%	1.30%	0.95%	0.94%	0.49%	0.75%
Nonperforming assets to total assets	0.35%	0.90%	0.84%	0.63%	0.64%	0.38%	0.53%
Allowance for credit losses to nonperforming loans and leases	206.7%	92.6%	95.4%	125.8%	109.7%	204.6%	125.7%
Allowance for credit losses to total loans and leases	0.94%	1.30%	1.24%	1.19%	1.03%	1.01%	0.94%
Net charge-offs to average loans and leases(8)	0.30%	0.08%	0.21%	0.31%	0.63%	0.53%	0.27%

Equity Ratios
Total common shareholders’ equity to total assets	10.26%	10.00%	10.22%	9.15%	8.74%	8.60%	8.84%
Tangible common equity to tangible assets(9)	7.85%	7.50%	7.69%	6.62%	5.95%	5.59%	5.56%

Regulatory Ratios
Consolidated:
Tier 1 (core) capital	9.43%	8.80%	9.09%	8.28%	7.55%	9.59%	7.53%
Tier 1 risk-based capital	14.82%	14.42%	14.72%	13.43%	12.07%	14.05%	10.64%
Tier 1 risk based common capital(7)	11.98%	11.52%	11.81%	10.56%	9.22%	11.24%	8.76%
Total risk-based capital	15.79%	15.68%	15.97%	14.65%	13.14%	15.08%	11.59%
Bank:
Tier 1 (core) capital	8.86%	8.25%	8.50%	7.72%	7.14%	8.97%	7.26%
Tier 1 risk-based capital	13.96%	13.58%	13.80%	12.56%	11.47%	13.15%	10.34%
Total risk-based capital	14.94%	14.84%	15.05%	13.79%	12.55%	14.19%	11.30%

(1)	Cash dividends declared per share divided by diluted earnings per share.
(2)	Common shareholders’ equity less goodwill and intangible assets divided by common shares outstanding.
(3)	Averages presented are daily averages.
(4)	Non-interest income (net of realized gains and losses on securities and non-recurring items; primarily a gain on the sale of the insurance agency in 2010) divided by the sum of net interest income and non-interest income (net of realized gains and losses on securities and non-recurring items; primarily a gain on the sale of the insurance agency in 2010).
(5)	Non-interest expense divided by the sum of net interest income and non-interest income (net of realized gains and losses on securities and non-recurring items; primarily a gain on the sale of the insurance agency in 2010).
(6)	Tax equivalent net interest income divided by average interest-earning assets.
(7)	Tier 1 capital excluding junior subordinated obligations issued to unconsolidated trusts divided by total risk-adjusted assets.
(8)	Net charge-offs annualized where appropriate
(9)	Alliance uses certain non-GAAP U.S. generally accepted accounting principles or non-GAAP financial measures, such as the Tangible Common Equity to Tangible Assets ratio (TCE), to provide information for investors to effectively analyze financial trends of ongoing business activities, and to enhance comparability with peers across the financial sector. Alliance believes TCE is useful because it is a measure utilized by regulators, market analysts and investors in evaluating a company’s financial condition and capital strength. TCE, as defined by Alliance, represents common equity less goodwill and intangible assets. A reconciliation from Alliance’s GAAP Total Equity to Total Assets ratio to the Non-GAAP Tangible Common Equity to Tangible Assets ratio is presented below (dollars in thousands):

	Nine months ended September 30,		Year ended December 31,
	2012	2011	2011	2010	2009	2008	2007
Total assets	$1,446,040	$1,430,783	$1,409,090	$1,454,622	$1,417,244	$1,367,358	$1,307,014
Less: Goodwill and intangible assets, net	37,873	38,760	38,538	39,482	42,148	43,601	45,370

Tangible assets (non-GAAP)	1,408,167	1,392,023	1,370,552	1,415,140	1,375,096	1,323,757	1,261,644
Total Common Equity	148,378	143,137	143,997	133,131	123,935	117,563	115,560
Less: Goodwill and intangible assets, net	37,873	38,760	38,538	39,482	42,148	43,601	45,370

Tangible Common Equity (non-GAAP)	110,505	104,377	105,459	93,649	81,787	73,962	70,190
Total Equity/Total Assets	10.26%	10.00%	10.22%	9.15%	8.74%	8.60%	8.84%
Tangible Common Equity/Tangible Assets (non-GAAP)	7.85%	7.50%	7.69%	6.62%	5.95%	5.59%	5.56%

SELECTED UNAUDITED PRO FORMA COMBINED FINANCIAL DATA FOR NBT

The following Selected Unaudited Pro Forma Condensed Combined Financial Data is based on the historical financial data of NBT and Alliance, and has been prepared to illustrate the effects of the merger. The Selected Unaudited Pro Forma Condensed Combined Financial Data does not give effect to any anticipated synergies, operating efficiencies or cost savings that may be associated with the merger. The Selected Unaudited Pro Forma Condensed Combined Financial Data also does not include any integration costs the companies may incur related to the merger as part of combining the operations of the companies.

The results of operations data below is presented as if the merger was completed on January 1, 2011 and the balance sheet data below is presented as if the merger was completed on September 30, 2012.

The unaudited pro forma financial data included in this joint proxy statement/prospectus is based on the historical financial statements of NBT and Alliance, and on publicly available information and certain assumptions that NBT and Alliance believe are reasonable, which are described in the notes to the Unaudited Pro Forma Condensed Combined Financial Statements included in this joint proxy statement/prospectus.

This data should be read in conjunction with the NBT and Alliance historical consolidated financial statements and accompanying notes in NBT’s and Alliance’s respective Quarterly Reports on Form 10-Q as of and for the nine months ended September 30, 2012 and NBT’s Annual Report on Form 10-K and Alliance’s Annual Report on Form 10-K as of and for the year ended December 31, 2011.

NBT has not performed detailed valuation analysis necessary to determine the fair market values of Alliance’s assets to be acquired and liabilities to be assumed. Accordingly, the pro forma condensed combined financial data does not include an allocation of the purchase price, unless otherwise specified. The pro forma adjustments included in this joint proxy statement/prospectus are subject to change depending on changes in interest rates and the components of assets and liabilities and as additional information becomes available and additional analyses are performed. The final allocation of the purchase price will be determined after the merger is completed and after completion of thorough analyses to determine the fair value of Alliance’s tangible and identifiable intangible assets and liabilities as of the date the merger is completed. Increases or decreases in the fair values of the net assets as compared with the information shown in the unaudited pro forma combined condensed consolidated financial information may change the amount of the purchase price allocated to goodwill and other assets and liabilities and may impact NBT’s statement of operations due to adjustments in yield and/or amortization of the adjusted assets or liabilities. Any changes to Alliance’s shareholders’ equity, including results of operations from September 30, 2012 through the date the merger is completed, will also change the purchase price allocation, which may include the recording of a lower or higher amount of goodwill. The final adjustments may be materially different from the unaudited pro forma adjustments presented in this joint proxy statement/prospectus.

NBT anticipates that the merger with Alliance will provide the combined company with financial benefits that include reduced operating expenses. The pro forma information, while helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not reflect the benefits of expected cost savings or opportunities to earn additional revenue and, accordingly, does not attempt to predict or suggest future results. It also does not necessarily reflect what the historical benefits of the combined company would have been had the two companies been combined during these periods.

The unaudited pro forma stockholders’ equity and net income are qualified by the statements set forth under this caption and should not be considered indicative of the market value of NBT common stock or the actual or future results of operations of NBT for any period. Actual results may be materially different than the pro forma information presented.

See also the Unaudited Pro Forma Condensed Combined Financial Statements and notes thereto beginning on page 106.

Selected Unaudited Pro Forma Condensed Combined Financial Data

(In thousands, except per share data)	As of and for the Nine Months Ended September 30, 2012	For the Year Ended December 31, 2011
Consolidated Statements of Income
Total interest, fee and dividend income	$212,165	$290,803
Total interest expense	31,206	48,923

Net interest income	180,959	241,880
Provision for loan and lease losses	13,029	22,647

Net interest income after provision for loan and lease losses	167,930	219,233
Noninterest income	78,950	100,313
Noninterest expense	178,755	225,339

Income before income tax expense	68,125	94,207
Income tax expense	19,152	24,686

Net income	$48,973	$69,521

Common Share Data
Basic earnings per share	$1.12	$1.58
Diluted earnings per share	1.11	1.57
Cash dividends per share	0.60	0.80
Consolidated Balance Sheets
Total assets	$7,550,468
Securities available for sale, at fair value	1,532,413
Securities held to maturity (fair value $62,401)	61,302
Loans and Leases	5,162,395
Total Deposits	5,933,544
Total Stockholders’ equity	789,508

UNAUDITED COMPARATIVE PER SHARE DATA

The table below summarizes selected per share information about NBT and Alliance. NBT share information is presented on a pro forma basis to reflect the proposed merger with Alliance. NBT expects to issue approximately 10.3 million shares of its common stock in the merger.

The data in the table should be read together with the financial information and the financial statements of NBT and Alliance incorporated by reference in this joint proxy statement/prospectus. The pro forma per share data or combined results of operations per share data is presented as an illustration only. The data does not necessarily indicate the combined financial position per share or combined results of operations per share that would have been reported if the merger had occurred when indicated, nor is the data a forecast of the combined financial position or combined results of operations for any future period. No pro forma adjustments have been included in this joint proxy statement/prospectus to reflect potential effects of merger integration expenses, cost savings or operational synergies which may be obtained by combining the operations of NBT and Alliance or the costs of combining the companies and their operations.

It is further assumed that NBT will continue to pay a cash dividend after the completion of the merger at an annual rate of $0.80 per share. The actual payment of dividends is subject to numerous factors, and no assurance can be given that NBT will pay dividends following the completion of the merger or that dividends will not be reduced in the future.

	NBT Historical	Alliance Historical	Combined Pro Forma Amounts for NBT/Alliance	Pro Forma Alliance Equivalent Shares(4)
Book value per share:(1)
September 30, 2012	$17.09	$31.03	$20.49	$17.91
December 31, 2011(5)	$16.23	$30.19	$19.80	$17.27
Shares outstanding:
September 30, 2012	33,742,677	4,782,185	44,071,350	—
December 31, 2011(5)	33,156,710	4,769,241	43,485,383	—
Cash dividends paid per common share:(2)
Nine months ended September 30, 2012	$0.60	$0.94	$0.60	$0.60
Year ended December 31, 2011(5)	$0.80	$1.22	$0.80	$0.80
Basic earnings (loss) per common share:(3)
Nine months ended September 30, 2012	$1.24	$1.64	$1.29	$1.12
Year ended December 31, 2011(5)	$1.72	$2.80	$1.81	$1.58
Diluted earnings (loss) per common share:(3)
Nine months ended September 30, 2012	$1.23	$1.64	$1.28	$1.11
Year ended December 31, 2011(5)	$1.71	$2.80	$1.80	$1.57

(1)	The pro forma combined book value per share of NBT common stock is based on the pro forma combined common stockholders’ equity for the merged entities divided by total pro forma common shares of the combined entity.
(2)	Pro forma cash dividends paid per share represent NBT’s historical dividends per share.
(3)	The pro forma combined basic and diluted earnings per share of NBT common stock is based on the pro forma combined net income for the merged entities divided by the total pro forma basic and diluted common shares of the combined entity.
(4)	The Pro Forma Alliance Equivalent Shares are calculated by multiplying the amounts in the Combined Pro Forma for NBT/Alliance column times the 2.1779 exchange ratio, which represents the number of shares of NBT common stock an Alliance shareholder will receive for each share of Alliance common stock owned.
(5)	Historical information for Hampshire First Bank acquisition, which was completed on June 8, 2012, is not reflected in NBT’s December 31, 2011 historical information; however, Hampshire First Bank is reflected in NBT’s September 30, 2012 historical information.

COMPARATIVE MARKET PRICE DATA AND DIVIDEND INFORMATION

NBT and Alliance common stock are listed and traded on the NASDAQ Global Select Market under the symbols “NBTB” and “ALNC,” respectively. The following table sets forth, for the calendar quarters indicated, the high and low sales prices per share of NBT and Alliance common stock, as reported on the NASDAQ Global Select Market. In addition, the table also sets forth the quarterly cash dividends per share declared by NBT and Alliance with respect to their common stock. On                     , the last practicable trading day prior to the date of this joint proxy statement/prospectus, there were              shares of NBT common stock outstanding and              shares of Alliance common stock outstanding.

For the calendar quarterly period ended:	NBT			Alliance
	High	Low	Dividends Declared	High	Low	Dividends Declared
2012
March 31, 2012	$24.10	$20.75	$0.20	$32.85	$28.55	$0.31
June 30, 2012	$22.50	$19.19	$0.20	$34.46	$29.26	$0.31
September 30, 2012	$22.89	$19.91	$0.20	$41.85	$33.06	$0.32
December 31, 2012 (up to November , 2012)
2011
March 31, 2011	$24.98	$21.55	$0.20	$33.89	$29.50	$0.30
June 30, 2011	$23.32	$20.62	$0.20	$33.44	$27.34	$0.30
September 30, 2011	$23.25	$17.05	$0.20	$32.83	$26.37	$0.31
December 31, 2011	$22.63	$17.47	$0.20	$32.93	$27.62	$0.31
2010
March 31, 2010	$23.99	$19.15	$0.20	$29.50	$26.25	$0.28
June 30, 2010	$25.96	$20.21	$0.20	$31.00	$26.78	$0.28
September 30, 2010	$23.06	$19.27	$0.20	$31.55	$27.57	$0.30
December 31, 2010	$24.96	$21.41	$0.20	$33.40	$29.11	$0.30
2009
March 31, 2009	$28.37	$15.42	$0.20	$21.78	$14.96	$0.26
June 30, 2009	$25.22	$20.49	$0.20	$29.28	$18.45	$0.26
September 30, 2009	$24.16	$20.57	$0.20	$30.35	$24.26	$0.28
December 31, 2009	$23.59	$19.43	$0.20	$30.49	$20.51	$0.28

The following table presents the last reported sale price of a share of NBT and Alliance common stock, as reported on the NASDAQ Global Select Market, on October 5, 2012, the last full trading day prior to the public announcement of the proposed merger, and on                     , the last practicable trading day prior to the date of this joint proxy statement/prospectus. The following table also presents the equivalent per share value of the NBT common stock that Alliance shareholders would receive for each share of their Alliance common stock if the merger was completed on those dates:

	NBT Common Stock		Alliance Common Stock		Equivalent Value Per Share of Alliance Common Stock(1)
October 5, 2012		$22.15		$39.41		$48.24
, 2012	$		$		$

(1)	Calculated by multiplying the closing price of NBT common stock as of the specified date by the exchange ratio of 2.1779.

The market value of the NBT common stock to be issued in exchange for shares of Alliance common stock upon the completion of the merger will not be known at the time of the Alliance or NBT special meeting. The above tables show only historical comparisons. Because the market prices of NBT common stock and Alliance common stock will likely fluctuate prior to the merger, these comparisons may not provide meaningful information to NBT and Alliance stockholders in determining whether to adopt and approve the merger agreement. Stockholders are encouraged to obtain current market quotations for NBT common stock and Alliance common stock and to review carefully the other information contained in this joint proxy statement/prospectus or incorporated by reference in this joint proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 115.

The holders of NBT common stock receive dividends as and when declared by NBT’s board of directors out of statutory surplus or from net profits. Following the completion of the merger, subject to approval and declaration by NBT’s board of directors, NBT expects to continue paying quarterly cash dividends on a basis consistent with past practice. The current annualized rate of distribution on a share of NBT common stock is $0.80 per share. However, the payment of dividends by NBT is subject to numerous factors, and no assurance can be given that NBT will pay dividends following the completion of the merger or that dividends will not be reduced in the future.

The merger agreement permits Alliance to continue to pay regular quarterly cash dividends with record and payment dates consistent with past practice prior to completion of the merger.

RISK FACTORS

In addition to the other information contained in or incorporated by reference into this joint proxy statement/ prospectus, including the matters addressed under the caption “Information Regarding Forward-Looking Statements” on page 30, you should carefully consider the following risk factors in deciding whether to vote for adoption and approval of the merger agreement.

The value of the merger consideration will vary with changes in NBT’s stock price.

Upon completion of the merger, all of the outstanding shares of Alliance common stock will be converted into shares of NBT common stock. The ratio at which the shares will be converted is fixed at 2.1779 shares of NBT common stock for each share of Alliance common stock. There will be no adjustment for changes in the market price of either Alliance common stock or NBT common stock. Any change in the price of NBT common stock will affect the aggregate value Alliance shareholders will receive in the merger. Stock price changes may result from a variety of factors that are beyond the control of NBT and Alliance, including changes in businesses, operations and prospects, regulatory considerations, and general market and economic conditions. Accordingly, at the time of the special meeting, you will not know the exact value of the stock consideration to be received by Alliance shareholders in the merger. In addition, there will be a time period between the completion of the merger and the time at which former Alliance shareholders actually receive their shares of NBT common stock. Until shares are received, former Alliance shareholders may not be able to sell their NBT shares in the open market and, therefore, will not be able to avoid losses resulting from any decrease, or secure gains resulting from any increase, in the trading price of NBT common stock during this period.

The merger agreement may be terminated in accordance with its terms and the merger may not be completed.

The merger agreement is subject to a number of conditions which must be fulfilled in order to complete the merger. Those conditions include:

•	approval of the merger agreement by NBT and Alliance stockholders;

•	the receipt of required regulatory approvals;

•	absence of orders prohibiting the completion of the merger;

•	effectiveness of the registration statement of which this proxy statement/prospectus is a part;

•	the continued accuracy of the representations and warranties by both parties and the performance by both parties of their covenants and agreements; and

•	the receipt by both parties of legal opinions from their respective tax counsels.

In addition, Alliance may choose to terminate the merger agreement if the average daily closing sales prices of NBT’s common stock during the 10 trading day period ending on the trading day immediately preceding the date of receipt of all required regulatory approvals or the date that NBT and Alliance stockholder approvals are obtained, whichever is later, is less than $17.74 and NBT’s common stock underperforms the NASDAQ Bank Index by more than 20%. Any such termination would be subject to the right of NBT to increase the amount of NBT common stock to be provided to Alliance shareholders pursuant to the formula prescribed in the merger agreement. See the section of this joint proxy statement/prospectus titled “The Merger Agreement—Termination of the Merger Agreement” beginning on page 93 for a more complete discussion of the circumstances under which the merger agreement could be terminated.

The need for regulatory approvals may delay the date of completion of the merger or may diminish the benefits of the merger.

NBT is required to obtain the approvals of two bank regulatory agencies prior to completing the merger. Satisfying any requirements of these regulatory agencies may delay the date of completion of the merger. In addition, it is possible that, among other things, restrictions on the combined operations of the two companies, including divestitures, may be sought by governmental agencies as a condition to obtaining the required regulatory approvals. Any regulatory restriction may diminish the benefits of the merger to NBT. NBT is not required to complete the merger if a governmental agency, as part of its authorization or approval, imposes any term, condition or restriction upon NBT that NBT reasonably determines would prohibit or materially limit the ownership or operation by it of any material portion of Alliance’s or NBT’s business or assets, or that would compel NBT to dispose or hold separate any material portion of Alliance’s or NBT’s assets.

If the merger is not completed, Alliance will have incurred substantial expenses without its shareholders realizing the expected benefits.

Alliance has incurred substantial expenses in connection with the transactions described in this joint proxy statement/prospectus. If the merger is not completed, Alliance expects that it will have incurred approximately $1.4 million in merger-related expenses. These expenses would likely have a material adverse impact on the operating results of Alliance because it would not have realized the expected benefits of the merger. There can be no assurance that the merger will be completed.

Alliance’s directors and executive officers have financial interests in the merger that may be different from, or in addition to, the interests of Alliance shareholders.

In considering the information contained in this joint proxy statement/prospectus, you should be aware that Alliance’s executive officers and directors have financial interests in the merger that are different from, or in addition to, the interests of Alliance shareholders generally. These interests include, among other things:

•	the accelerated vesting of the outstanding Alliance restricted stock awards in accordance with their existing terms;

•	the right to receive cash severance, bonus payments and additional supplemental retirement plan benefits under certain circumstances;

•	the right to continued health insurance coverage under certain circumstances;

•	the right to continued indemnification and liability insurance coverage by NBT after the merger for acts or omissions occurring before the merger; and

•	the right to three seats on the NBT board of directors, and any related compensation for such services, if applicable.

Also, NBT entered into an agreement with Jack H. Webb regarding his continuing role with the combined company following the merger. See the section of this joint proxy statement/prospectus titled “Interests of Alliance Directors and Executive Officers in the Merger” beginning on page 60 for a discussion of these financial interests.

Alliance will be subject to business uncertainties and contractual restrictions while the merger is pending.

Uncertainty about the effect of the merger on employees, suppliers and customers may have an adverse effect on Alliance. These uncertainties may impair Alliance’s ability to attract, retain and motivate key personnel until the merger is completed, and could cause customers, suppliers and others who deal with Alliance to seek to change existing business relationships with Alliance. Alliance employee retention and recruitment may be particularly challenging prior to the effective time of the merger, as employees and prospective employees may experience uncertainty about their future roles with the combined company.

The pursuit of the merger and the preparation for the integration may place a significant burden on management and internal resources. Any significant diversion of management attention away from ongoing business and any difficulties encountered in the transition and integration process could affect the financial results of Alliance and, following the merger, the combined company. In addition, the merger agreement requires that Alliance operate in the ordinary course of business consistent with past practice and restricts Alliance from taking certain actions prior to the effective time of the merger or termination of the merger agreement. These restrictions may prevent Alliance from pursuing attractive business opportunities that may arise prior to the completion of the merger.

The unaudited pro forma financial data included in this document is preliminary and NBT’s actual financial position and results of operations after the merger may differ materially from the unaudited pro forma financial data included in this document.

The unaudited pro forma financial data in this document is presented for illustrative purposes only and is not necessarily indicative of what the combined company’s actual financial position or results of operations would have been had the merger been completed on the dates indicated. The pro forma financial data reflect adjustments, which are based upon preliminary estimates, to record Alliance’s identifiable assets acquired and liabilities assumed at fair value and the resulting goodwill recognized. The purchase price allocation reflected in this document is preliminary and final allocation of the purchase price will be based upon the actual purchase price and the fair value of the assets and liabilities of Alliance as of the date of the completion of the merger. As a result, the final purchase accounting adjustments may differ materially from the pro forma adjustments reflected in this document.

The termination fee and the restrictions on solicitation contained in the merger agreement may discourage other companies from trying to acquire Alliance.

Until the completion of the merger, Alliance is prohibited from soliciting, initiating, encouraging, or with some exceptions, considering any inquiries or proposals that may lead to a proposal or offer for a merger or other business combination transaction with any person other than NBT. In addition, Alliance has agreed to pay a termination fee of approximately $9.3 million to NBT in specified circumstances. These provisions could discourage other companies from trying to acquire Alliance even though those other companies might be willing to offer greater value to Alliance shareholders than NBT has offered in the merger. The payment of the termination fee also could have a material adverse effect on Alliance’s results of operations.

The fairness opinion obtained by each of NBT and Alliance from its financial advisor will not reflect changes in circumstances subsequent to the date of the fairness opinion.

KBW, Alliance’s financial advisor in connection with the proposed merger, orally delivered to the board of directors of Alliance its opinion, which was subsequently confirmed in writing dated as of October 7, 2012. AFG, NBT’s financial advisor in connection with the proposed merger, orally delivered to the board of directors of NBT its opinion, which was subsequently confirmed in writing dated as of October 7, 2012. The opinions stated that as of such dates, and based upon and subject to the factors and assumptions set forth therein, the exchange ratio was fair to the Alliance shareholders and NBT, respectively, from a financial point of view. The opinions do not reflect changes that may occur or may have occurred after the dates of the opinions, including changes to the operations and prospects of NBT or Alliance, changes in general market and economic conditions or regulatory or other factors. Any such changes, or changes in other factors on which the opinions were based, may materially alter or affect the relative values of NBT and Alliance.

NBT may fail to realize the anticipated benefits of the merger.

The success of the merger will depend on, among other things, NBT’s ability to realize anticipated cost savings and to combine the businesses of NBT and Alliance in a manner that does not materially disrupt the existing customer relationships of Alliance nor result in decreased revenues from any loss of customers. The success of the merger will also depend upon the integration of employees, systems, operating procedures and information technologies, as well as the retention of key employees. If NBT is not able to successfully achieve these objectives, the anticipated benefits of the merger may not be realized fully or at all or may take longer to realize than expected.

NBT and Alliance have operated and, until the completion of the merger, will continue to operate, independently. It is possible that the integration process could result in the loss of key employees, the disruption of Alliance’s ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect the ability of NBT to maintain relationships with customers and employees or to achieve the anticipated benefits of the merger.

Unanticipated costs relating to the merger could reduce NBT’s future earnings per share.

NBT believes that it has reasonably estimated the likely costs of integrating the operations of NBT and Alliance, and the incremental costs of operating as a combined company. However, it is possible that unexpected transaction costs such as taxes, fees or professional expenses or unexpected future operating expenses such as increased personnel costs or increased taxes, as well as other types of unanticipated adverse developments, could have a material adverse effect on the results of operations and financial condition of the combined company. If unexpected costs are incurred, the merger could have a dilutive effect on the combined company’s earnings per share. In other words, if the merger is completed, the earnings per share of NBT common stock could be less than they would have been if the merger had not been completed.

After the merger is completed, Alliance shareholders will become NBT stockholders and will have different rights that may be less advantageous than their current rights.

Upon completion of the merger, Alliance shareholders will become NBT stockholders. Differences in Alliance’s certificate of incorporation and bylaws and NBT’s certificate of incorporation and bylaws will result in changes to the rights of Alliance shareholders who become NBT stockholders. For more information, see “Comparison of Rights of Stockholders of Alliance and NBT,” beginning on page 97 of this document.

Both Alliance and NBT stockholders will have a reduced ownership and voting interest after the merger and will exercise less influence over management of the combined organization.

Each of Alliance and NBT stockholders currently have the right to vote in the election of their respective board of directors and on various other matters affecting their respective company. After the merger, each Alliance shareholder will hold a percentage ownership of the combined organization that is much smaller than such shareholder’s current percentage ownership of Alliance. Specifically, Alliance shareholders will hold in the aggregate approximately 24% of the outstanding shares of NBT common stock. Furthermore, because shares of NBT common stock will be issued to existing Alliance shareholders, current NBT stockholders will have their ownership and voting interests diluted approximately 24%. Accordingly, both Alliance and NBT stockholders will have less influence on the management and policies of the combined company than they now have on the management and policies of their respective company.

The market price of NBT common stock after the merger may be affected by factors different from those affecting the shares of NBT or Alliance currently.

The businesses of NBT and Alliance differ and, accordingly, the results of operations of the combined company and the market price of the combined company’s shares of common stock may be affected by factors different from those currently affecting the independent results of operations and market prices of common stock of each of NBT and Alliance. For a discussion of the businesses of NBT and Alliance and of certain risk factors to consider in connection with those businesses, see the documents incorporated by reference in this joint proxy statement/prospectus and referred to in the section of this joint proxy statement/prospectus titled “Where You Can Find More Information” beginning on page 115 of this document.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This joint proxy statement/prospectus, including information included or incorporated by reference in this joint proxy statement/prospectus, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about the benefits of the merger between NBT and Alliance, including future financial and operating results and performance; statements about NBT’s and Alliance’s plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” “should,” “may” or words of similar meaning. These forward-looking statements are based upon the current beliefs and expectations of NBT’s and Alliance’s management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond the control of NBT and Alliance. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. Actual results may differ materially from the anticipated results discussed in these forward-looking statements.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements:

•	the failure of the parties to satisfy the closing conditions in the merger agreement in a timely manner or at all;

•	the failure of the stockholders of NBT and/or Alliance to adopt and approve the merger agreement;

•	the failure to obtain governmental approvals of the merger or the imposition of adverse regulatory conditions in connection with regulatory approvals of the merger;

•	disruptions to the parties’ businesses as a result of the announcement and pendency of the merger;

•	NBT’s and Alliance’s business may not be combined successfully, or such combination may take longer, cost more or otherwise be more difficult than expected;

•	operating costs, customer losses and business disruption following the merger, including adverse effects of relationships with employees, may be greater than expected;

•	the risk that the future business operations of Alliance or NBT will not be successful;

•	the risk that the anticipated benefits, cost savings and any other savings from the merger may not be fully realized or may take longer than expected to realize;

•	the risks associated with continued diversification of assets and adverse changes to credit quality;

•	changes in general, national or regional economic conditions;

•	unprecedented volatility in the global economy;

•	acts of war or terrorism;

•	political instability;

•	changes in loan default and charge-off rates;

•	changes in the demand for loan products or for other financial services;

•	reductions in deposit levels necessitating increased borrowings to fund loans and investments;

•	changes in interest rates or credit availability;

•	changes in inflation, the securities markets and in monetary fluctuations;

•	possible changes in regulation resulting from or relating to financial reform legislation;

•	changes in tax policies, rates and regulations of federal, state and local tax authorities;

•	the effects of and changes in trade and monetary and fiscal policies and laws, including the interest rate policies of the Federal Reserve Board;

•	changes in accounting and regulatory guidance applicable to banks;

•	the resolution of legal proceedings or regulatory or other governmental inquiries and the results of regulatory examinations or reviews;

•	greater than expected costs or difficulties related to the opening of new branch offices or the integration of new products and lines of business, or both;

•	general economic conditions in the areas in which NBT and Alliance operate including volatility and disruption in national and international financial markets;

•	impact of natural disasters in geographic markets in which NBT and Alliance do business;

•	changes in levels of income and expense in non-interest income and expense-related activities; and

•	competition from other financial services companies in our markets and its effect on pricing, spending, third-party relationships and revenues.

Additional factors that could cause NBT’s and Alliance’s results to differ materially from those described in the forward-looking statements can be found in the section of this joint proxy statement/prospectus titled “Risk Factors” beginning on page 26 and NBT’s and Alliance’s filings with the SEC, including NBT’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011, and Alliance’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011.

You are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this joint proxy statement/prospectus or the date of any document incorporated by reference in this joint proxy statement/prospectus. All subsequent written and oral forward-looking statements concerning the merger or other matters addressed in this joint proxy statement/prospectus and attributable to NBT or Alliance or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable law or regulation, NBT and Alliance undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this joint proxy statement/prospectus or to reflect the occurrence of unanticipated events.

INFORMATION ABOUT THE COMPANIES

NBT Bancorp Inc.

NBT is a registered financial holding company incorporated in Delaware in 1986, with its principal headquarters located in Norwich, New York. NBT is the parent holding company of NBT Bank, N.A., NBT Financial Services, Inc. (which operates EPIC Advisors, Inc.), and NBT Holdings, Inc. (which operates Mang Insurance Agency, LLC), NBT Capital Trust I, NBT Statutory Trust I and NBT Statutory Trust II.

NBT Bank is a national bank with 137 locations, including 95 NBT Bank offices located in upstate New York, northwestern Vermont and western Massachusetts, 35 Pennstar Bank offices located in northeastern Pennsylvania, and 5 Hampshire First Bank offices located in southern New Hampshire. NBT Bank provides its retail consumers and business customers with banking services including residential and commercial real estate loans, commercial business loans, consumer loans, retail and commercial deposit products and various trust services, as well as investment, pension, estate planning and employee benefit administrative services.

At September 30, 2012, NBT had $6.0 billion in assets, $4.8 billion in deposits, and $577.0 million of stockholders’ equity.

NBT’s principal executive offices are located at 52 South Broad Street, Norwich, New York 13815, its phone number is (607) 337-2265 and its website is www.nbtbancorp.com. Information that is included on this website does not constitute part of this joint proxy statement/prospectus. NBT common stock is traded on the NASDAQ Global Select Market under the symbol “NBTB.”

Alliance Financial Corporation

Alliance is a New York corporation and a registered financial holding company formed on November 25, 1998, as a result of the merger of Cortland First Financial Corporation and Oneida Valley Bancshares, Inc., which were incorporated on May 30, 1986 and October 31, 1984, respectively. Alliance is the holding company of Alliance Bank, which was formed as the result of the merger of First National Bank of Cortland and Oneida Valley National Bank in 1999.

Alliance Bank provides financial services from 29 retail branches and customer service facilities in the New York counties of Cortland, Madison, Oneida, Onondaga, Oswego, and from a Trust Administration Center in Buffalo, New York. Primary services include commercial, retail and municipal banking, consumer finance, mortgage financing and servicing, and trust and investment management services. Alliance Bank has a substantially wholly owned subsidiary, Alliance Preferred Funding Corp., which is engaged in residential real estate activity, and a wholly owned subsidiary, Alliance Leasing, Inc., which is engaged in commercial leasing activity in over 30 states.

At September 30, 2012, Alliance had $1.4 billion in assets, $1.1 billion in deposits, and $148.4 of shareholders’ equity.

Alliance’s principal executive offices are located on the 18th Floor, 120 Madison Street, Syracuse, New York 13202. Alliance’s telephone number is (315) 475-2100 and its website is www.alliancefinancialcorporation.com. Information that is included on this website does not constitute part of this joint proxy statement/prospectus. Alliance common stock is traded on the NASDAQ Global Select Market under the symbol “ALNC.”

THE SPECIAL MEETING OF ALLIANCE SHAREHOLDERS

This joint proxy statement/prospectus is being furnished to holders of Alliance common stock for use at a special meeting of Alliance’s shareholders and any adjournments or postponements thereof.

Date, Time and Place of the Special Meeting

The special meeting of shareholders of Alliance will be held at the                     , on                     , at         , local time.

Purpose of the Special Meeting

At the special meeting, Alliance’s shareholders as of the record date will be asked to consider and vote on the following proposals:

1.	to adopt the Agreement and Plan of Merger by and between NBT and Alliance, dated as of October 7, 2012, pursuant to which Alliance will merge with and into NBT with NBT surviving;

2.	an advisory (non-binding) proposal to approve the golden parachute compensation payable to the named executive officers of Alliance in connection with the merger;

3.	to approve one or more adjournments of the special meeting, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the special meeting, or at any adjournment or postponement of that meeting, to adopt the merger agreement; and

4.	such other matters as may properly come before the special meeting or any adjournment or postponement of that meeting.

Recommendation of the Alliance Board of Directors

The Alliance board of directors has unanimously approved the merger agreement and recommends that you vote your shares as follows:

•	“FOR” adoption of the merger agreement;

•	“FOR” approval, on an advisory (non-binding) basis, of the golden parachute compensation payable to the named executive officers of Alliance in connection with the merger; and

•	“FOR” the proposal to adjourn the special meeting, if necessary, to permit further solicitation of proxies.

Record Date; Outstanding Shares; Shares Entitled to Vote

Only holders of record of Alliance common stock at the close of business on the record date of                     , 2012, are entitled to notice of and to vote at Alliance’s special meeting. As of the record date, there were              shares of Alliance common stock outstanding, held of record by             shareholders. Each holder of Alliance common stock is entitled to one vote for each share of Alliance common stock owned as of the record date.

The list of shareholders entitled to vote at the special meeting will be available for review at the special meeting upon request by any Alliance shareholder entitled to vote at the special meeting.

Quorum; Vote Required

A quorum of Alliance shareholders is necessary to hold a valid meeting. If the holders of at least a majority of the total number of the outstanding shares of Alliance common stock entitled to vote are represented in person or by proxy at the special meeting, a quorum will exist. Alliance will include proxies marked as abstentions and broker non-votes in determining the number of shares present at the special meeting.

The affirmative vote of the holders of at least two-thirds of the outstanding shares of Alliance common stock is required to adopt the merger agreement. The affirmative vote of the holders of at least a majority of votes cast is required to approve, on an advisory (non-binding) basis, the golden parachute compensation payable to the named executive officers of Alliance in connection with the merger, and the proposal to adjourn the special meeting.

Abstentions and broker non-votes will have the same effect as a vote “AGAINST” the adoption of the merger agreement, but will have no effect on the other proposals.

Share Ownership of Management; Voting Agreement

As of the record date, the directors and executive officers of Alliance and their affiliates collectively owned              shares of Alliance common stock, or approximately     % of Alliance’s outstanding shares. Alliance currently expects that each of its directors and executive officers and their affiliates will vote their shares of Alliance common stock “FOR” adoption of the merger agreement and the other proposals described in the notice for the special meeting, although, except for Alliance’s Chairman, Chief Executive Officer and President, Jack H. Webb, none of them has entered into an agreement requiring them to do so.

Mr. Webb has entered into a voting agreement with NBT that requires Mr. Webb to vote all of his shares of Alliance common stock beneficially owned by him in favor of adoption of the merger agreement. As of the record date, Mr. Webb held 56,317 shares of Alliance common stock, which represented approximately         % of the outstanding shares of Alliance common stock as of the record date. Mr. Webb was not paid any additional consideration in connection with the execution of the voting agreement. In addition, NBT holds 39,693 shares of Alliance common stock, which represented approximately         % of the outstanding shares of Alliance common stock as of the record date.

When considering the Alliance board of directors’ recommendation that you vote in favor of the adoption of the merger agreement, you should be aware that the executive officers and directors of Alliance have financial interests in the merger that may be different from, or in addition to, the interests of shareholders of Alliance. See “The Merger—Interests of Alliance’s Directors and Executive Officers in the Merger” beginning on page 60.

Voting of Proxies

If you are an Alliance shareholder, the Alliance board of directors requests that you return the proxy card accompanying this document for use at the Alliance special meeting. Please complete, date and sign the proxy card and promptly return it in the enclosed postage-paid envelope or submit a proxy through the Internet or by telephone as described in the enclosed instructions.

All properly signed proxies received prior to the special meeting and not revoked before the vote at the special meeting will be voted at the special meeting according to the instructions indicated on the proxies or, if no instructions are given, the shares will be voted “FOR” adoption of the merger agreement, “FOR” approval, on an advisory (non-binding) basis, of the golden parachute compensation payable to the named executive officers of Alliance in connection with the merger, and “FOR” an adjournment of the special meeting to solicit additional proxies, if necessary.

If you have any questions concerning the merger, the other meeting matters or this joint proxy statement/prospectus or need assistance voting your shares, please contact Alliance’s proxy solicitor at the address or telephone number listed below:

Regan & Associates, Inc.

505 Eighth Avenue, Suite 800

New York, New York 10018

Banks and brokers should call: (800) 737-3426

Shareholders should call: (800) 737-3426

If you hold your shares of Alliance common stock in “street name,” meaning in the name of a bank, broker or other nominee who is the record holder, you must either direct the record holder of your shares of Alliance common stock how to vote your shares or obtain a proxy from the record holder to vote your shares in person at the special meeting.

If you fail to properly submit your proxy card or to instruct your broker, bank or other nominee to vote your shares of Alliance common stock and you do not attend the special meeting and vote your shares in person, your shares will not be voted. This will have the same effect as a vote “AGAINST” adoption of the merger agreement.

How to Revoke Your Proxy

If you are an Alliance shareholder, you may revoke your proxy at any time by taking any of the following actions before your proxy is voted at the special meeting:

•	delivering a written notice bearing a date later than the date of your proxy card to the Secretary of Alliance, stating that you revoke your proxy;

•	submitting a new signed proxy card bearing a later date or voting again by telephone or Internet (any earlier proxies will be revoked automatically); or

•	attending the special meeting and voting in person, although attendance at the special meeting will not, by itself, revoke a proxy.

You should send any notice of revocation to Judy A. Schultz, Secretary, at the following address:

Alliance Financial Corporation 120 Madison Street Syracuse, New York 13202

If you have instructed a bank, broker or other nominee to vote your shares, you must follow the directions you receive from your bank, broker or other nominee to change your vote.

Voting in Person

If you are an Alliance shareholder and plan to attend the Alliance special meeting and wish to vote in person, you will be given a ballot at the special meeting. Please note, however, that if your shares are held of record by a broker, bank or other nominee and you wish to vote at the special meeting, you must obtain a proxy from the broker, bank or other nominee in order to vote your shares.

Whether or not you plan to attend the special meeting, Alliance requests that you complete, sign, date and return the enclosed proxy card as soon as possible in the enclosed postage-paid envelope, or submit a proxy through the Internet or by telephone as described in the instructions accompanying this joint proxy statement/prospectus. This will not prevent you from voting in person at the special meeting but will assure that your vote is counted if you are unable to attend.

Abstentions and Broker Non-Votes

Only shares affirmatively voted for adoption of the merger agreement, including shares represented by properly executed proxies that do not contain voting instructions, will be counted as votes “FOR” adoption of the merger agreement, “FOR” approval, on an advisory (non-binding) basis, of the golden parachute compensation payable to the named executive officers of Alliance in connection with the merger, and “FOR” approval of the proposal to adjourn the special meeting.

Brokers who hold shares of Alliance common stock in street name for a customer who is the beneficial owner of those shares may not exercise voting authority on the customer’s shares with respect to the actions proposed in this document without specific instructions from the customer. Proxies submitted by a broker that do not exercise this voting authority are referred to as broker non-votes. If your broker holds your Alliance stock in street name, your broker will vote your shares only if you provide instructions on how to vote by filling out the voter instruction form sent to you by your broker with this document.

Accordingly, you are urged to mark and return the enclosed proxy card to indicate your vote, or fill out the voter instruction form, if applicable.

Abstentions and broker non-votes will be included in determining the presence of a quorum at the special meeting. Abstentions and broker non-votes will have the same effect as voting “AGAINST” the proposal to adopt the merger agreement, but will have no effect on the other proposals.

Proxy Solicitation

If you are an Alliance shareholder, the enclosed proxy is solicited by and on behalf of the Alliance board of directors. Alliance will pay the expenses of soliciting proxies to be voted at the special meeting, except that Alliance and NBT have each agreed to share equally the costs of preparing, printing, filing and mailing this document, other than attorneys’ and accountants’ fees which will be paid by the party incurring the expense. Following the original mailing of the proxies and other soliciting materials, Alliance and its agents also may solicit proxies by mail, telephone, facsimile or in person. No additional compensation will be paid to directors, officers or other employees of Alliance for making these solicitations. Alliance has retained a proxy solicitation firm, Regan & Associates, Inc., to aid it in the solicitation process. Alliance will pay a fee of approximately $16,000 plus out-of-pocket expenses to Regan & Associates. Alliance intends to reimburse persons who hold Alliance common stock of record but not beneficially, such as brokers, custodians, nominees and fiduciaries, for their reasonable expenses in forwarding copies of proxies and other soliciting materials to, and requesting authority for the exercise of proxies from, the persons for whom they hold the shares.

This joint proxy statement/prospectus and the proxy card are first being sent to Alliance shareholders on or about                     , 2012.

Stock Certificates

If you are an Alliance shareholder, you should not send in any certificates representing Alliance common stock. Following the completion of the merger, you will receive separate instructions for the exchange of your certificates representing Alliance common stock.

Proposal to Approve Adjournment of the Special Meeting

Alliance is also submitting a proposal for consideration at the special meeting to authorize the named proxies to approve one or more adjournments of the special meeting if there are not sufficient votes to adopt the merger agreement at the time of the special meeting. Even though a quorum may be present at the special meeting, it is possible that Alliance may not have received sufficient votes to adopt the merger agreement by the time of the special meeting. In that event, Alliance would need to adjourn the special meeting in order to solicit additional proxies. The adjournment proposal relates only to an adjournment of the special meeting for purposes of soliciting additional proxies to obtain the requisite shareholder approval to adopt the merger agreement. Any other adjournment of the special meeting (e.g., an adjournment required because of the absence of a quorum) would be voted upon pursuant to the discretionary authority granted by the proxy card. If the special meeting is adjourned, Alliance is not required to give notice of the time and place of the adjourned meeting unless the board of directors fixes a new record date for the special meeting.

The proposal to approve one or more adjournments of the special meeting requires the affirmative vote of holders of a majority of the votes cast on the proposal. The Alliance board of directors retains full authority to the extent set forth in Alliance’s bylaws and New York law to adjourn the special meeting for any other purpose, or to postpone the special meeting before it is convened, without the consent of any Alliance shareholders.

THE SPECIAL MEETING OF NBT STOCKHOLDERS

This joint proxy statement/prospectus is being furnished to holders of NBT common stock for use at a special meeting of NBT stockholders and any adjournments or postponements thereof.

Date, Time and Place of the Special Meeting

The special meeting of stockholders of NBT will be held at the                     , on                     , at                      , local time.

Purpose of the Special Meeting

At the special meeting, NBT stockholders as of the record date will be asked to consider and vote on the following proposals:

1.	to adopt and approve the Agreement and Plan of Merger by and between NBT and Alliance, dated as of October 7, 2012, pursuant to which Alliance will merge with and into NBT with NBT surviving;

2.	to approve one or more adjournments of the special meeting, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the special meeting, or at any adjournment or postponement of that meeting, to adopt and approve the merger agreement; and

3.	such other matters as may properly come before the special meeting or any adjournment or postponement of that meeting.

Recommendation of the NBT Board of Directors

The NBT board of directors has unanimously approved the merger agreement and recommends that you vote your shares as follows:

•	“FOR” adoption and approval of the merger agreement; and

•	“FOR” the proposal to adjourn the special meeting, if necessary, to permit further solicitation of proxies.

Record Date; Outstanding Shares; Shares Entitled to Vote

Only holders of record of NBT common stock at the close of business on the record date of                     are entitled to notice of and to vote at NBT’s special meeting. As of the record date, there were shares of NBT common stock outstanding, held of record by             stockholders. Each holder of NBT common stock is entitled to one vote for each share of NBT common stock owned as of the record date.

A list of NBT stockholders as of the record date will be available for review by any NBT stockholder at NBT’s principal executive offices during regular business hours beginning 10 days prior to the date of the special meeting and continuing through the special meeting.

Quorum; Vote Required

A quorum of NBT stockholders is necessary to hold a valid meeting. If the holders of at least a majority of the total number of the outstanding shares of NBT common stock entitled to vote are represented in person or by proxy at the special meeting, a quorum will exist. NBT will include proxies marked as abstentions and broker non-votes in determining the number of shares present at the special meeting.

The affirmative vote of the holders of at least a majority of the shares of NBT common stock outstanding and entitled to vote at the special meeting is required to adopt and approve the merger agreement. The affirmative vote of the holders of at least a majority of the shares present and entitled to vote at the special meeting is required to approve the proposal to adjourn the special meeting.

Abstentions and broker non-votes will have the same effect as a vote “AGAINST” the adoption and approval of the merger agreement. Abstentions will have the same effect as a vote “AGAINST” the adjournment proposal, but broker non-votes will have no effect on that proposal.

Share Ownership of Management

As of the record date, the directors and executive officers of NBT and their affiliates collectively owned             shares of NBT common stock, or approximately     % of NBT’s outstanding shares. NBT currently expects that each of its directors and executive officers and their affiliates will vote their shares of NBT common stock “FOR” adoption and approval of the merger agreement, although none of them has entered into an agreement requiring them to do so.

Voting of Proxies

If you are an NBT stockholder, the NBT board of directors requests that you return the proxy card accompanying this document for use at the NBT special meeting. Please complete, date and sign the proxy card and promptly return it in the enclosed postage-paid envelope or submit a proxy through the Internet or by telephone as described in the enclosed instructions.

All properly signed proxies received prior to the special meeting and not revoked before the vote at the special meeting will be voted at the special meeting according to the instructions indicated on the proxies or, if no instructions are given, the shares will be voted “FOR” adoption and approval of the merger agreement and “FOR” an adjournment of the special meeting to solicit additional proxies, if necessary.

If you have any questions concerning the merger, the other meeting matters or this joint proxy statement/prospectus or need assistance voting your shares, please contact NBT’s proxy solicitor at the address or telephone number listed below:

AST Phoenix Advisors

110 Wall Street, 27th Floor

New York, New York 10005

Banks and brokers should call: (212) 493-3910

Shareholders should call: (212) 493-3910

If you hold your shares of NBT common stock in “street name,” meaning in the name of a bank, broker or other nominee who is the record holder, you must either direct the record holder of your shares of NBT common stock how to vote your shares or obtain a proxy from the record holder to vote your shares in person at the special meeting.

If you fail to properly submit your proxy card or to instruct your broker, bank or other nominee to vote your shares of NBT common stock and you do not attend the special meeting and vote your shares in person, your shares will not be voted. This will have the same effect as a vote “AGAINST” adoption and approval of the merger agreement.

How to Revoke Your Proxy

If you are an NBT stockholder, you may revoke your proxy at any time by taking any of the following actions before your proxy is voted at the special meeting:

•	delivering a written notice bearing a date later than the date of your proxy card to the Secretary of NBT, stating that you revoke your proxy;

•	submitting a new signed proxy card bearing a later date or voting again by telephone or Internet (any earlier proxies will be revoked automatically); or

•	attending the special meeting and voting in person, although attendance at the special meeting will not, by itself, revoke a proxy.

You should send any notice of revocation to F. Sheldon Prentice, Secretary, at the following address:

NBT Bancorp Inc.

52 South Broad Street

Norwich, New York 13815

If you have instructed a bank, broker or other nominee to vote your shares, you must follow the directions you receive from your bank, broker or other nominee to change your vote.

Voting in Person

If you are an NBT stockholder and plan to attend the NBT special meeting and wish to vote in person, you will be given a ballot at the special meeting. Please note, however, that if your shares are held of record by a broker, bank or other nominee and you wish to vote at the special meeting, you must obtain a proxy from the broker, bank or other nominee in order to vote your shares.

Whether or not you plan to attend the special meeting, NBT requests that you complete, sign, date and return the enclosed proxy card as soon as possible in the enclosed postage-paid envelope, or submit a proxy through the Internet or by telephone as described in the instructions accompanying this joint proxy statement/ prospectus. This will not prevent you from voting in person at the special meeting but will assure that your vote is counted if you are unable to attend.

Abstentions and Broker Non-Votes

Only shares affirmatively voted for adoption and approval of the merger agreement, including shares represented by properly executed proxies that do not contain voting instructions, will be counted as votes “FOR” adoption and approval of the merger agreement and “FOR” approval of the proposal to adjourn the special meeting.

Brokers who hold shares of NBT common stock in street name for a customer who is the beneficial owner of those shares may not exercise voting authority on the customer’s shares with respect to the actions proposed in this document without specific instructions from the customer. Proxies submitted by a broker that do not exercise this voting authority are referred to as broker non-votes. If your broker holds your NBT stock in street name, your broker will vote your shares only if you provide instructions on how to vote by filling out the voter instruction form sent to you by your broker with this document.

Accordingly, you are urged to mark and return the enclosed proxy card to indicate your vote, or fill out the voter instruction form, if applicable.

Abstentions and broker non-votes will be included in determining the presence of a quorum at the special meeting. Abstentions and broker non-votes will have the same effect as voting “AGAINST” the proposal to adopt and approve the merger agreement. Abstentions will have the same effect as a vote “AGAINST” the adjournment proposal, but broker non-votes will have no effect on that proposal.

Proxy Solicitation

If you are an NBT stockholder, the enclosed proxy is solicited by and on behalf of the NBT board of directors. NBT will pay the expenses of soliciting proxies to be voted at the special meeting, except that Alliance and NBT have each agreed to share equally the costs of preparing, printing, filing and mailing this document, other than attorneys’ and accountants’ fees which will be paid by the party incurring the expense. Following the original mailing of the proxies and other soliciting materials, NBT and its agents also may solicit proxies by mail, telephone, facsimile or in person. No additional compensation will be paid to directors, officers or other employees of NBT for making these solicitations. NBT has retained a proxy solicitation firm, AST Phoenix Advisors, to aid it in the solicitation process. NBT will pay a fee of approximately $12,000 plus out-of-pocket expenses to AST Phoenix Advisors. NBT intends to reimburse persons who hold NBT common stock of record but not beneficially, such as brokers, custodians, nominees and fiduciaries, for their reasonable expenses in forwarding copies of proxies and other soliciting materials to, and requesting authority for the exercise of proxies from, the persons for whom they hold the shares.

This joint proxy statement/prospectus and the proxy card are first being sent to NBT stockholders on or about                      , 2012.

Proposal to Approve Adjournment of the Special Meeting

NBT is also submitting a proposal for consideration at the special meeting to authorize the named proxies to approve one or more adjournments of the special meeting if there are not sufficient votes to adopt and approve the merger agreement at the time of the special meeting. Even though a quorum may be present at the special meeting, it is possible that NBT may not have received sufficient votes to adopt and approve the merger agreement by the time of the special meeting. In that event, NBT would need to adjourn the special meeting in order to solicit additional proxies. The adjournment proposal relates only to an adjournment of the special meeting for purposes of soliciting additional proxies to obtain the requisite stockholder approval to adopt and approve the merger agreement. Any other adjournment of the special meeting (e.g., an adjournment required because of the absence of a quorum) would be voted upon pursuant to the discretionary authority granted by the proxy card. If the special meeting is adjourned for 30 days or less, NBT is not required to give notice of the time and place of the adjourned meeting unless the board of directors fixes a new record date for the special meeting.

The proposal to approve one or more adjournments of the special meeting requires the affirmative vote of holders of a majority of the shares of NBT common stock present or represented at the special meeting and entitled to vote on the proposal. The NBT board of directors retains full authority to the extent set forth in NBT’s bylaws and Delaware law to adjourn the special meeting for any other purpose, or to postpone the special meeting before it is convened, without the consent of any NBT stockholders.

PROPOSAL I—THE MERGER

The following discussion contains material information about the merger. The discussion is subject, and qualified in its entirety by reference, to the merger agreement and financial advisors’ opinions attached as annexes to this joint proxy statement/prospectus. We urge you to read carefully this entire joint proxy statement/prospectus, including the merger agreement and financial advisors’ opinions attached as annexes to this joint proxy statement/ prospectus, for a more complete understanding of the merger.

General

On October 7, 2012, the NBT board of directors and the Alliance board of directors approved the merger agreement. The merger agreement provides for the acquisition by NBT of Alliance through a merger of Alliance with and into NBT, with NBT as the surviving corporation. Following the merger, Alliance Bank will be merged with and into NBT Bank, with NBT Bank as the surviving entity.

Upon completion of the merger, holders of Alliance common stock (other than stock held by Alliance or NBT) will be entitled to receive, for each share of Alliance common stock that is issued and outstanding, 2.1779 shares of NBT common stock (together with the associated stock purchase rights which are attached to, and trade with, NBT common stock).

See “The Merger Agreement,” beginning on page 80, for additional and more detailed information regarding the legal documents that govern the merger, including information about the conditions to the merger and the provisions for terminating or amending the merger agreement.

Background of the Merger

The Alliance board of directors regularly engages with executive management to review Alliance’s business plan and its potential strategic options for enhancing shareholder value. These meetings have from time to time included presentations by financial advisors. On June 21st and 22nd, 2012, members of Alliance’s executive management team and its board of directors participated in its annual strategic planning meeting off-site. A representative of Hogan Lovells US LLP, or Hogan Lovells, Alliance’s legal counsel, was also present at the meeting.

During this strategic planning meeting, management reviewed potential strategic options with the board of directors, including (1) an organic growth strategy, whereby Alliance would remain independent and pursue internally generated growth; (2) an acquisition strategy, whereby Alliance would remain independent and grow through both organic means and acquisitions; and (3) a possible strategic transaction with another financial institution. In recent years, Alliance had pursued a combination of an organic growth strategy and an acquisition strategy, though no acquisitions had been successfully completed since 2006. Management’s review of the strategic options included a review of certain operating and environmental factors typically discussed among board and management at strategic planning meetings, including Alliance’s historical financial performance, the economic, interest rate, and regulatory environment, competitive factors, Alliance’s current stock price and stock price multiples, and recent trends in bank mergers and acquisitions.

Following extensive discussion regarding each of the potential strategic options and the information presented, Hogan Lovells advised the board of directors of its fiduciary obligations to the shareholders of Alliance in connection with the implementation of Alliance’s business plan and its consideration of mergers, acquisitions and other strategic alternatives. At the conclusion of the strategic meeting, the board desired to have additional input regarding the strategic alternatives and therefore directed executive management to invite an outside financial advisor to provide an independent review of the strategic options under consideration. Management, which was familiar with KBW based on prior experience and periodic informal contact, recommended the selection of KBW as Alliance’s investment banking advisor to assist management and the board of directors in their continuing assessment of the strategic options discussed at the meeting. The board of directors approved the selection of KBW for that purpose and requested that the discussion of the potential strategic options continue at the regularly scheduled meeting on August 28, 2012. The board of directors also requested that KBW and Hogan Lovells be present at the August 28th meeting.

Over the course of the following weeks, executive management of Alliance and representatives of KBW engaged in discussions and analysis of the three potential strategic options discussed at the strategic planning meeting, in preparation for the August 28th meeting of the Alliance board of directors. Such analysis included independent financial modeling, analysis and commentary by KBW regarding: (1) potential earnings performance of Alliance on a stand-alone basis for the years ending December 31, 2012 to 2015 and the potential resulting impact on the valuation of Alliance, based on assumptions provided by Alliance management regarding Alliance’s future financial performance; (2) possible acquisition scenarios, with potential targets identified by Alliance management and KBW based on size, geographic proximity to Alliance’s market, and KBW’s knowledge of the banking industry in such markets, and the expected effect of such potential acquisitions on the valuation of Alliance; (3) possible strategic transactions with other financial institutions identified by executive management and KBW based on the same factors, and the preliminary range of potential value that Alliance shareholders could realize in a competitive non-exclusive solicitation of offers from the potential strategic partners; and (4) the current and projected operating environment for financial institutions, recent bank merger activity and the potential merger environment in coming quarters. All of the performance and other financial projections prepared at this time were preliminary. The preliminary performance projections prepared for the year ending December 31, 2015 were not subsequently updated or relied on by Alliance or KBW, nor were they provided to any potential strategic partners.

On August 28, 2012, the Alliance board of directors met and received a presentation from KBW that included a summary of the current operating environment for the financial industry, recent merger and acquisition activity and a review of the potential strategic options discussed at the strategic planning meeting. KBW commented on the organic growth strategy from the standpoint of potential opportunities, challenges and impact on the valuation of Alliance. KBW also reviewed the potential strategic interest and estimated capacity to complete a transaction with Alliance of specific acquisition targets and specific potential strategic partners, and the potential pro-forma impact on the valuation of Alliance of such strategic options, including a preliminary range of $40 to $46 per share that might be realized in a competitive non-exclusive solicitation of offers from the potential strategic partners. Following extensive discussion among the board of directors, executive management, KBW and Hogan Lovells, the board of directors unanimously concluded that based on the information presented and the board’s assessment of each of the strategic options, and given the recent favorable merger environment and potential viability of certain strategic partners, the potential value that could be created for shareholders through a strategic transaction was substantially greater than the potential impact of the other strategic options. The board further concluded that it was in the best interests of Alliance’s shareholders to explore a potential strategic transaction with another institution. The board of directors authorized executive management to engage KBW and Hogan Lovells for the purpose of preparing a confidential information memorandum, or CIM, to be used in the solicitation of expressions of interest from a select group of institutions to be identified by KBW and executive management and approved by the board of directors. In addition, during this meeting, the Alliance board of directors convened an executive session of independent directors chaired by the lead director and assisted by a representative of Hogan Lovells to specifically discuss matters pertaining to executive management in connection with the exploration of a potential sale of Alliance.

Subsequent to the August 28th board meeting, KBW conducted due diligence discussions with Alliance’s executive management, and with the assistance of Hogan Lovells, discussed the potential process for soliciting expressions of interest for a possible strategic transaction with Alliance.

On September 6, 2012, at a special meeting of Alliance’s board of directors, KBW, along with Hogan Lovells and executive management, reviewed a potential transaction process and timeline under which Alliance would approach specifically identified financial institutions, selected based on size, geographic proximity to

Alliance’s market, KBW’s knowledge of the banking industry in such markets, and estimated capacity to complete a transaction with Alliance, to determine their interest in pursuing a potential strategic transaction with Alliance. KBW reviewed the proposed list of identified companies, which consisted of both community and regional financial institutions, and the rationale by which KBW and executive management recommended the inclusion of each institution in the process. KBW provided an overview of the seven institutions on the list, including NBT, which included for each institution publicly available information related to financial performance, market position, profitability, capital, balance sheet and asset quality. After discussion among the board, management and KBW, it was determined to remove one of the regional financial institutions from the list due to its pending acquisition of another bank and the view that as a result of such acquisition and its focus on integration, the institution was not likely to have the capacity to complete a strategic transaction with Alliance. KBW and Mr. Webb further recommended, and the board concurred after further discussion and consideration, that one company which was not on the original list of potential partners should be added to the group for a total of seven potential strategic partners.

The Alliance board of directors, executive management and KBW also discussed certain companies that KBW and executive management were not recommending for inclusion in the group of potential strategic partners and the reasons such companies were determined to not be suitable prospects, which were a lack of geographic market proximity for certain institutions, KBW’s general knowledge of the levels of interest of potential strategic partners, and in one case discussed above, the pendency of another acquisition by the excluded institution which was deemed to make a transaction with Alliance unlikely. Following extensive discussion among the board of directors, KBW, Hogan Lovells and executive management, the board of directors approved the recommendation of KBW and executive management to include the seven identified institutions in the process of soliciting expressions of interest regarding a strategic transaction with Alliance. The meeting concluded with KBW, Hogan Lovells and executive management reviewing a preliminary draft of the CIM that would be made available to any of the seven institutions that expressed an interest in considering a possible transaction with Alliance and executed a customary confidentiality agreement.

Hogan Lovells also provided information to the board of directors about the merger process, including the process for obtaining shareholder and regulatory approvals and certain issues to be considered for negotiation with the potential strategic partner, including, but not limited to, deal pricing and structure, break-up fees, representations and warranties, operating covenants, treatment of employees, and board representation.

The Alliance board of directors concluded the meeting by requesting that Mr. Webb and KBW begin contacting the seven potential strategic partners to make them aware of Alliance’s decision to explore strategic alternatives and to solicit their interest in receiving a copy of the CIM.

The Alliance board of directors and executive management were previously advised by Hogan Lovells that NBT, one of the seven identified institutions, was a client of Hogan Lovells, which created a potential conflict for Hogan Lovells should NBT pursue a potential transaction with Alliance. Hogan Lovells further advised the board of directors and executive management that, in order to avoid any potential conflict of interest, Hogan Lovells would advise NBT to retain separate legal counsel with respect to any potential transaction with Alliance.

On September 7, 2012, KBW and Mr. Webb began contacting representatives of the seven identified institutions, including Martin A. Dietrich, NBT’s President and Chief Executive Officer, and advised each of them that Alliance had determined to explore a strategic transaction. The same day, one of the institutions contacted, which we refer to as Bank A, entered into a confidentiality agreement with Alliance pursuant to which it and Alliance each agreed to maintain the confidential nature of any non-public information shared by it with the other party, and was provided access to a secure virtual data room containing only the CIM. On September 10, 2012, two other institutions contacted, which we refer to as Bank B and Bank C, entered into confidentiality agreements with Alliance substantially identical to the one executed by Bank A, and were provided access to the CIM. On September 11, 2012, NBT entered into a substantially identical confidentiality agreement with Alliance, and was provided access to the CIM. KBW and Mr. Webb asked each of the participating institutions they respectively contacted to submit a written non-binding indication of interest by

September 26, 2012, as indicated in the CIM. None of the institutions that declined to execute a confidentiality agreement was provided with the CIM, and none of the institutions that was provided access to the CIM was provided access to further confidential information at such time.

Also on September 7, 2012, following the initial contact from Mr. Webb, but prior to NBT’s receipt of the CIM, Hogan Lovells contacted Mr. Dietrich and informed him of Hogan Lovells’ representation of Alliance with respect to the strategic alternatives process. On September 12, 2012, NBT retained Goodwin Procter LLP, or Goodwin Procter, as special counsel. Similarly, a representative of KBW, who had provided advice to NBT in the past, contacted Mr. Dietrich and informed him that KBW had been engaged by Alliance and would not be able to represent NBT with respect to a potential strategic transaction with Alliance. Following consideration of potential financial advisors, NBT contacted Ambassador Financial Group, or AFG, on September 14, 2012 to act as its financial advisor in connection with this potential transaction, with AFG being formally engaged by NBT on September 29, 2012.

NBT’s management and board of directors have periodically conducted strategic reviews as part of their on-going efforts to improve NBT’s banking franchise and enhance stockholder value. These reviews have focused on assessing opportunities for increasing earnings through internally generated growth and for growth through acquisitions of other banks or de novo branching. NBT’s management and board of directors also regularly review the banking industry environment and potential strategies for enhancing NBT’s competitive position in this environment. These meetings have from time to time included presentations by financial advisors, including KBW. As part of the strategic reviews, NBT’s management and board of directors have considered potential acquisition targets, including Alliance. In particular, NBT had been interested in entering the Syracuse market given the size and nature of the market and the geographic proximity to NBT’s other market areas.

On September 10, 2012, Alliance formally engaged KBW to render financial advisory and investment banking services related to the strategic alternatives process. Also on September 10, 2012, representatives of KBW and NBT, including Mr. Dietrich, Michael J. Chewens, Senior Executive Vice President and Chief Financial Officer of NBT, and F. Sheldon Prentice, Executive Vice President and General Counsel of NBT, discussed the strategic alternatives process of Alliance, including whether Alliance may be willing to enter into exclusive negotiations depending upon the price offered, although no pricing terms were discussed at that time. The KBW representatives indicated that Alliance would not likely enter into exclusive negotiations with any party at that time.

On September 13, 2012, at Mr. Dietrich’s request, Mr. Webb and Mr. Dietrich met to discuss generally the concept of a potential strategic transaction between Alliance and NBT. At this meeting, Mr. Webb and Mr. Dietrich discussed Alliance’s and NBT’s respective business profiles, general industry developments, and the framework for a potential transaction.

On September 17, 2012, NBT held a joint special meeting of the boards of directors of NBT and NBT Bank at which the directors and management discussed a potential strategic transaction between NBT and Alliance. At the meeting, management reviewed the background related to the strategic opportunity and the expected financial impact on NBT of a possible transaction with Alliance. At the conclusion of the discussion, the NBT board authorized management to submit an indication of interest regarding a merger with Alliance for NBT common stock consideration in a range of $46.00 to $48.00 per share of Alliance common stock. Following this meeting, NBT delivered a written non-binding indication of interest to Alliance, proposing consideration of $46.00 per share of Alliance common stock in a 100% stock transaction. The indication of interest also confirmed that NBT would honor Alliance’s existing employment, severance, change of control and similar agreements and generally discussed NBT’s plans with respect to Alliance employees; however, no specific organizational or employment matters were discussed. It was further noted in the indication of interest that NBT would expect to invite a few members of Alliance’s board of directors, to be determined at a later date, to join the board of NBT Bank and would consider other members of Alliance’s board for membership on a to-be-formed NBT Advisory Board of Onondaga County.

Thereafter on September 18, 2012, KBW and NBT discussed various terms in NBT’s indication of interest, including the fact that it was delivered more than a week in advance of the September 26, 2012 deadline Alliance had set for receipt of indications of interest from potential strategic partners. During these discussions, NBT inquired again as to whether Alliance would enter into exclusive negotiations regarding a definitive agreement with respect to a strategic transaction based on the indication of interest submitted by NBT. KBW indicated that the proposed consideration of $46.00 per share of Alliance common stock would likely not be high enough for Alliance to commence exclusive negotiations with NBT. Subsequently on September 18, 2012, Mr. Dietrich orally indicated to KBW that NBT would be willing to increase the proposed consideration to $48.00 per share and further indicated that this price was the highest price that NBT would be willing to offer. As a result of NBT’s indication of interest and the proposed consideration of $48.00 per share, Alliance determined to provide NBT access to the due diligence materials prior to the September 26 deadline for submissions of indications of interest.

On September 19, 2012, Mr. Webb and Mr. Dietrich met again at Mr. Dietrich’s request to continue their discussion regarding the proposed strategic transaction and potential future organizational structure of NBT and Alliance. Although most of the discussion was centered on the proposed strategic transaction, Mr. Dietrich also expressed NBT’s interest in retaining the services of Mr. Webb following the transaction for a multi-year period to assist with integration efforts given Mr. Webb’s knowledge of Alliance’s business and markets and his profile in the communities that Alliance serves and where NBT does not currently operate. No specific terms of an employment arrangement were discussed.

On September 20, 2012, NBT was granted access to due diligence materials assembled by Alliance in the secure virtual data room. Thereafter and continuing throughout the negotiation process, representatives of NBT conducted a due diligence review of Alliance’s business, finances and operations, NBT made supplemental requests for due diligence materials, and representatives of the parties had numerous discussions with respect to matters raised in the course of the due diligence process.

On September 21, 2012, NBT submitted a revised written non-binding indication of interest to Alliance that reflected the increase in the proposed merger consideration to $48.00 per share. Also, as a result of the intervening discussions between Mr. Webb and Mr. Dietrich regarding the future organizational structure of NBT and Alliance and related due diligence conducted by NBT, the revised indication of interest included: (1) the proposal that the Alliance bank franchise become a region of NBT Bank to be operated under the direction of a Regional President appointed from the current Alliance staff; (2) the offer of a three-year employment agreement with Mr. Webb with specific terms and conditions to be negotiated; and (3) the expansion of the NBT board of directors by three members and the appointment of three members of Alliance’s board of directors to fill these seats to be determined through a later process (as per NBT’s policy, directors on the NBT board are also directors of NBT Bank).

Also on September 21, 2012, one additional institution, which we refer to as Bank D and which was the regional bank on the original list of institutions discussed at the September 6, 2012 board meeting that was not contacted due to its pending bank acquisition, contacted KBW and requested an opportunity to participate in the process. On September 24, 2012, Bank D executed a confidentiality agreement and was provided access to the CIM. Later that day, Bank D telephoned Mr. Webb and indicated it would no longer pursue a strategic transaction with Alliance, without stating any reasons.

On September 24, 2012, the board of directors of NBT Bank, which board includes all of the directors of NBT, held its regularly-scheduled meeting. At this meeting, NBT management provided an update on the potential strategic transaction with Alliance, including high level financial information regarding Alliance and the financial impact of the proposed transaction on NBT.

Also on September 24, 2012, at the request of the chief executive officer of Bank B, Mr. Webb and such executive had a meeting during which they discussed generally the concept of a potential strategic transaction between Bank B and Alliance, including the current and potential future organizational structure of Bank B and Alliance. The CEO of Bank B also indicated that Bank B would likely be submitting a written indication of interest, although no pricing terms were discussed at that time. In addition to the written non-binding indication of interest from NBT, on September 26, 2012, Alliance received a written non-binding indication of interest from Bank B with a proposed purchase price in the range of $41.00 to $44.00 per share of Alliance common stock, consisting of either all stock or a cash-stock mix depending on its analysis after completion of due diligence. Subsequently, KBW and Bank B discussed the pricing and other terms of Bank B’s indication of interest. KBW shared with Bank B its expectation that the top end of Bank B’s price range, $44.00 per share of Alliance common stock, would not be high enough for Bank B to be the successful bidder. Bank B indicated it may be able to pay a price in the upper level of its range, pending the outcome of due diligence, but not in excess of the upper level. Prior to the bid deadline date of September 26, 2012, Bank A and Bank C each contacted KBW and indicated that they would not be submitting indications of interest as they did not believe they could offer a price that would be competitive with other potential bidders.

On September 27, 2012, the board of directors of Alliance held a regular meeting with members of executive management at which representatives of KBW and Hogan Lovells were present. KBW provided a summary of activities since the board of directors last met on September 6th, noting that three of the seven institutions originally contacted declined to participate by signing a confidentiality agreement and receiving the CIM and that two of the five institutions (including the one that contacted KBW on its own) that received the CIM submitted a written non-binding indication of interest. KBW then discussed with the board of directors the indications of interest received from Bank B and NBT. KBW noted, based on conversations between KBW and Bank B and their financial advisors subsequent to the receipt of their written indication of interest, that Bank B would not increase the range of $41.00 to $44.00 per share set forth in its indication of interest. KBW further indicated that Bank B reiterated that it may be in a position to set its final offer in the upper end of the range pending the results of due diligence. The board of directors, KBW and executive management also discussed that based on conversations with NBT and internal analysis, NBT would be unwilling to increase its offer above $48.00 per share. The board of directors, KBW, Hogan Lovells and executive management then discussed in detail the indications of interest submitted by NBT and Bank B.

The board of directors considered, in addition to the amount and form of per share merger consideration proposed by each potential merger partner, a range of factors including, but not limited to: the strategic compatibility with Alliance of each of the potential merger partners; the prospects of the combined company following the transaction; the strength of the common stock of each of the potential merger partners, including the effects of the transaction on the earnings per share and tangible book value per share of each potential merger partner; the pro-forma combined balance sheets and regulatory capital ratios; and the ability of each potential partner to successfully complete a transaction. Ultimately, the board of directors determined that the amount and form of merger consideration being offered by NBT, together with the strength of NBT’s business and management platforms and the strategic compatibility of Alliance’s existing business with that of NBT, represented the best value for Alliance’s shareholders. As a result, following the presentations and discussions, the board of directors authorized executive management to proceed with due diligence on NBT and to commence negotiations with NBT regarding a definitive merger agreement. The board of directors and executive management requested that KBW continue to work with Bank B and continue to respond to questions from Bank B regarding Alliance’s operations in an effort to refine and potentially increase the amount of merger consideration included in their indication of interest. The board further indicated that it would make a decision as to whether to end discussions with Bank B subsequent to the completion of due diligence by NBT. KBW continued to engage in such discussions and provide such information until Bank B was informed that Alliance was negotiating a definitive agreement with another party as described below.

On September 28 and 29, 2012, representatives of NBT performed on-site due diligence of Alliance, which included review of additional documents made available by Alliance to NBT, reviews of selected loan credit files and interviews of executive management. Also, at these meetings, representatives of NBT, including Mr. Chewens, and representatives of Alliance, including Mr. Webb, John H. Watt, Jr., Executive Vice President and Director of Alliance, and J. Daniel Mohr, Executive Vice President and Chief Financial Officer of Alliance, discussed employee-related matters and community activities in the markets that Alliance serves.

On September 29, 2012, Mr. Webb and Mr. Dietrich continued their conversation regarding a potential transaction, including a general discussion regarding Alliance’s record of service and charitable giving in its communities and the potential future organizational structure of NBT and Alliance.

On September 29, 2012, Goodwin Procter circulated a first draft of the merger agreement to Hogan Lovells for review, as well as a first draft of a voting agreement to be executed by Mr. Webb in his capacity as a shareholder of Alliance. Also on that date, Mr. Webb provided Mr. Dietrich with a term sheet setting forth proposed terms and conditions under which Mr. Webb would agree to continue as an employee of the combined company. Mr. Webb indicated that he would like a shorter commitment than three years as previously proposed by NBT, and the term sheet provided for a one-year term of employment following the completion of the proposed transaction.

On October 1, 2012, Alliance submitted a due diligence request list to NBT in connection with the reverse due diligence to be conducted by Alliance.

Also on October 1, 2012, Alliance and Hogan Lovells provided their initial comments to Goodwin Procter and NBT on the draft merger agreement, and Goodwin Procter circulated a first draft of an employment agreement between NBT and Mr. Webb to be effective upon the closing of the proposed transaction. The employment agreement provided, in addition to a post-closing employment arrangement with NBT, for Mr. Webb to fill one of the three seats to be created on the NBT board of directors following the merger. Over the course of the following days, the parties and their respective legal counsel and financial advisors worked to finalize the terms of the merger agreement and the voting agreement. The parties also finalized the employment agreement with Mr. Webb and the treatment of pre-existing severance arrangements for Mr. Webb, Mr. Watt and Mr. Mohr. The board of directors of Alliance convened a special meeting on October 1, 2012, to receive an update from executive management, KBW and Hogan Lovells on the due diligence performed by NBT and the status of the negotiations of the merger agreement.

On October 3, 2012, the boards of directors of NBT and NBT Bank met to review and consider the proposed transaction with Alliance and the terms of the merger agreement. In attendance were representatives of AFG and Goodwin Procter and executive management. At the meeting, management reviewed the status of negotiations with Alliance, the results of NBT’s due diligence review of Alliance, and the expected financial impact on NBT of the proposed transaction with Alliance. Representatives of Goodwin Procter reviewed the terms of the merger agreement and related documentation, and the AFG representative provided the board with a presentation concerning the financial terms of the merger and certain methods of financial analysis that AFG had performed in connection with evaluating the financial terms of the merger. AFG then delivered its oral opinion (subsequently confirmed on October 7, 2012 as described below and submitted in writing) to the NBT board of directors that, as of that date and based upon and subject to the factors and assumptions to be set forth in its written opinion, the merger consideration was fair, from a financial point of view, to NBT stockholders.

On October 4, 2012, KBW informed Bank B that Alliance was negotiating a definitive agreement with another party and that Alliance would contact Bank B if that effort failed to result in an executed agreement. Alliance did not enter into an exclusivity agreement with NBT or any other potential strategic partner at any point during the strategic alternatives process.

On October 4 and 5, 2012, Alliance (along with KBW and Hogan Lovells) performed reverse due diligence of NBT, which included review of documents made available by NBT to Alliance through a virtual data room, and interviews of NBT management. Also on October 4, 2012, Mr. Webb and Mr. Dietrich met to continue their discussion regarding the potential future organizational structure of NBT and Alliance.

On October 7, 2012, the Alliance board of directors convened a special meeting to consider the merger agreement, the proposed merger consideration per share, and the terms of the merger agreement and related documentation (including the employment agreement between Mr. Webb and NBT), which were distributed for review in advance of the meeting. In attendance were representatives of KBW and Hogan Lovells and executive management. KBW made a presentation to the board of directors concerning the business and financial terms of the merger and the board received a draft of the presentation that NBT intended to share with the investment community following the announcement of the transaction.

KBW also delivered an oral opinion (subsequently confirmed in writing) to the Alliance board of directors that in its opinion, as of that date and based upon and subject to the factors and assumptions set forth in its written opinion, the exchange ratio was fair, from a financial point of view, to Alliance’s shareholders (see “—Opinion of Keefe, Bruyette & Woods, Inc., Financial Advisor to Alliance” below for a summary). Hogan Lovells reviewed the terms of the merger agreement and answered questions from the board of directors.

In addition, KBW informed the board of directors that in the days since Bank B submitted its indication of interest, KBW and executive management provided financial and other data to Bank B in an effort to persuade Bank B to increase its proposed merger consideration. However, Bank B indicated to KBW that it was unlikely that they would be willing to exceed the high end of their range of $44.00 per share.

Following a complete review from KBW and Hogan Lovells, and a discussion with executive management, the Alliance board of directors unanimously determined that the merger with NBT was advisable and that the merger, the merger agreement and the transactions contemplated by the merger agreement were fair to and in the best interests of Alliance and its shareholders, and voted unanimously to approve the merger agreement and related documents. See “—Alliance’s Reasons for the Merger” for more information regarding the Alliance board’s determination. The Alliance board of directors then convened an executive session of independent directors chaired by the lead director and assisted by a representative of Hogan Lovells to specifically discuss the merger, the merger agreement and matters pertaining to management.

Also on October 7, 2012, the boards of directors of NBT and NBT Bank reconvened to review and consider the proposed transaction with Alliance and the final terms of the merger agreement, including the proposed per share merger consideration, and related documents, which were circulated to the board of directors in advance of the meeting. AFG confirmed its earlier oral opinion (subsequently confirmed in writing) that, as of October 7, 2012 and based upon and subject to the factors and assumptions set forth in its written opinion, the merger consideration was fair, from a financial point of view, to NBT’s stockholders (see “—Opinion of Ambassador Financial Group, Financial Advisor to NBT” below for a summary). After discussion, NBT’s board of directors unanimously determined that the merger with Alliance was advisable and that the merger agreement and the transactions contemplated by the merger agreement were in the best interests of NBT and its stockholders, and voted unanimously to adopt and approve the merger agreement and related documents and the transactions contemplated thereby. See “—NBT’s Reasons for the Merger” for more information regarding the NBT board’s determination.

Following the meetings of the boards of directors of NBT and Alliance, the parties executed the merger agreement, Mr. Webb executed the voting agreement and the employment agreement with NBT, and Messrs. Mohr and Watt entered into settlement agreements (related to pre-existing severance arrangements). Prior to the opening of the NASDAQ Global Select Market on October 8, 2012, NBT and Alliance issued a joint press release announcing the transaction.

Alliance’s Reasons for the Merger

In reaching its decision to approve the merger agreement and related transactions, the Alliance board of directors consulted with executive management, its financial advisors, and its legal counsel and considered a number of factors, including, among others, the following, which are not presented in order of priority:

•	its knowledge of the current and prospective environment in which Alliance operates, including national, regional and local economic conditions, the competitive environment, the increasing costs associated with recent legislation and expanding regulatory oversight, the trend toward consolidation in the financial services industry and the likely effect of these factors on Alliance’s potential growth, development, profitability and strategic options;

•	the strategic alternatives believed to be reasonably available to Alliance;

•

results that could be expected to be obtained by Alliance if it continued to operate independently, and the likely benefits to shareholders of such course, as compared with the value of the merger consideration being offered by NBT;

•	its knowledge of Alliance’s business, markets, financial condition, results of operations and prospects;

•	a review of NBT’s business, operations, financial condition, earnings, stock performance and prospects, taking into account the results of its due diligence review of NBT;

•

the enhanced future prospects of the combined company compared to those that Alliance was likely to achieve on a stand-alone basis, including the projected stock market capitalization and the liquidity of NBT’s stock, the market position of the combined entity and the compatibility of Alliance’s and NBT’s business activities, such as both companies’ experience in commercial and industrial lending;

•

the merger consideration offered, its premium to market and comparability with respect to other premiums, and the belief of the Alliance board of directors that NBT stock represents an investment in a profitable, well-regarded and well-capitalized institution, which should result in long-term value and increased liquidity for Alliance shareholders;

•	the structure of the merger and the financial and other terms of the merger agreement, including the $48.00 per share value of the consideration;

•

Alliance’s right to terminate the merger agreement if, subject to NBT’s ability to make a compensating adjustment to the exchange ratio, the average of the daily closing sales prices of a share of NBT common stock for the 10 consecutive trading days preceding the date on which Alliance and NBT stockholder approval and all required regulatory approvals have been obtained or waived is less than $17.74 per share (subject to customary anti-dilution adjustments) and NBT’s common stock underperforms the NASDAQ Bank Index by more than 20%;

•	the fact that certain provisions of the merger agreement prohibit Alliance from soliciting, and limit its ability to respond to, proposals for alternative transactions;

•

the fact that the merger agreement obligates Alliance to pay to NBT a termination fee of approximately $9.3 million if the board of directors of Alliance withdraws its recommendation of the merger or recommends an alternative acquisition proposal, which may deter others from proposing an alternative transaction that may be more advantageous to Alliance shareholders;

•

the terms of the merger agreement and related transactions, including the representations and warranties of the parties, the covenants, the consideration, the benefits to Alliance’s employees, as well as employee and executive termination benefits;

•

the presentations of executive management and KBW regarding the strategic advantages and disadvantages of combining with NBT, including NBT’s knowledge of the markets in which Alliance operates, the significant opportunities for cost savings in the transaction, and NBT’s commitment to the communities in which Alliance operates;

•	the possible effects of the proposed merger on Alliance’s employees and customers, as well as on the communities in which Alliance operates;

•	the results of Alliance’s due diligence investigation of NBT and the reputation, business practices and experience of NBT and its management related to integration of acquired businesses;

•	the fact that the transaction is expected to be tax-free to Alliance shareholders to the extent that they receive NBT common stock in exchange for their shares of Alliance common stock;

•

the oral opinion of KBW (which was subsequently confirmed in writing), as of October 7, 2012, and based upon and subject to the assumptions, qualifications and limitations set forth in the written opinion, the consideration to be received in the merger was fair to the Alliance shareholders from a financial point of view, as more fully described under “—Opinion of Keefe, Bruyette & Woods, Financial Advisor to Alliance” beginning on page 50;

•

the challenges of combining the two companies generally, including the likelihood of a successful integration of the companies and differences in cultures and business management philosophies, and NBT’s past experience in this regard;

•	the ability of both institutions to complete the merger and the likelihood of receiving necessary regulatory approvals in a timely fashion; and

•

the possible effects on Alliance should the parties fail to complete the merger, including the possible effects on the price of Alliance common stock, and the associated business and opportunity costs.

During its consideration of the merger agreement, Alliance’s board of directors was also aware that Alliance officers and directors may have financial interests in the merger that are different from, or are in addition to, the interests of Alliance shareholders. See “—Interests of Alliance’ Directors and Executive Officers in the Merger,” beginning on page 60.

The foregoing discussion of the factors considered by the Alliance board of directors is not intended to be exhaustive, but does set forth the principal factors considered by the board. Based on the factors described above, the Alliance board of directors determined that the merger with NBT would be advisable and in the best interests of Alliance shareholders and unanimously approved the merger agreement and related transactions contemplated by the merger agreement. In view of the wide variety and complexity of factors considered by the Alliance board of directors in connection with its evaluation of the merger, the board of directors did not consider it practical, and did not attempt, to quantify, rank or otherwise assign relative weights to the specific factors it considered in reaching its decision and did not undertake to make any specific determination as to whether any particular factor, or any aspect of any factor, was favorable or unfavorable to the ultimate determination of the board. Rather, the Alliance board of directors made its recommendation based on the totality of information presented to and the investigation conducted by it. In considering the factors discussed above, individual directors may have given different weights to different individual factors.

Recommendation of the Alliance Board of Directors

The Alliance board of directors has unanimously approved the merger agreement and recommends that Alliance’s shareholders vote “FOR” adoption of the merger agreement and the transactions contemplated thereby.

Opinion of Keefe, Bruyette & Woods, Inc., Financial Advisor to Alliance

On September 10, 2012, Alliance engaged KBW to render financial advisory and investment banking services to Alliance. KBW agreed to assist Alliance in assessing the fairness, from a financial point of view, of the consideration in the proposed merger with NBT, to the shareholders of Alliance. As part of its investment banking business, KBW is continually engaged in the valuation of financial services companies and their securities in connection with mergers and acquisitions.

As part of its engagement, a representative of KBW attended the meeting of the Alliance board of directors held on October 7, 2012, at which the Alliance board of directors evaluated the proposed merger with NBT. At this meeting, KBW reviewed the financial aspects of the proposed merger and rendered an oral opinion (subsequently confirmed in writing) to the Alliance board of directors that, as of such date and based upon and subject to the factors and assumptions set forth in its written opinion, the exchange ratio was fair, from a financial point of view to the holders of Alliance common stock. The Alliance board of directors approved the merger agreement at this meeting.

The full text of KBW’s written opinion is attached as Annex B to this document and is incorporated in this joint proxy statement/prospectus by reference. Alliance shareholders are urged to read the opinion in its entirety for a description of the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW. The description of the opinion set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of such opinion.

KBW’s opinion speaks only as of the date of the opinion. The opinion is directed to the Alliance board of directors and addresses only the fairness, from a financial point of view, of the exchange ratio to the holders of Alliance common stock. It does not address the underlying business decision to proceed with the merger and does not constitute a recommendation to any Alliance shareholder as to how the shareholder should vote at the Alliance special meeting on the merger agreement or any related matter.

In rendering its opinion, KBW reviewed, among other things:

•	the draft merger agreement;

•	Annual Reports to Stockholders and the Annual Reports on Form 10-K for the three years ended December 31, 2011 of each of Alliance and NBT;

•

certain interim reports to stockholders, Quarterly Reports on Form 10-Q of Alliance and NBT, and certain other communications from Alliance and NBT to their respective stockholders, each as filed with the SEC; and

•	other financial information concerning the businesses and operations of Alliance and NBT furnished to KBW by Alliance and NBT for purposes of KBW’s analysis.

In addition, KBW held discussions with members of senior management of Alliance and NBT regarding past and current business operations, regulatory relations, financial condition and future prospects of their respective companies, and other matters KBW deemed relevant. In addition, KBW compared certain financial and stock market information for Alliance and NBT with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the banking industry, and performed other studies and analyses that it considered appropriate.

In conducting its review and arriving at its opinion, KBW relied upon the accuracy and completeness of all of the financial and other information provided to them or otherwise publicly available. KBW did not independently verify the accuracy or completeness of any such information or assume any responsibility for such verification or accuracy. KBW relied upon the management of Alliance and NBT as to the reasonableness and achievability of the financial and operating forecasts and projections (and the assumptions and bases therefor) provided to KBW and assumed that such forecasts and projections reflected the best currently available estimates and judgments of such managements and that such forecasts and projections will be realized in the amounts and in the time periods estimated by such managements. KBW did not make any adjustments to the forecasts and projections provided by the management of Alliance and NBT. KBW assumed, without independent verification that the aggregate allowance for loan and lease losses for Alliance and NBT were adequate to cover those losses. KBW did not make or obtain any evaluations or appraisals of the property, assets or liabilities of Alliance or NBT, nor did it examine any individual credit files.

The projections furnished to KBW and used by it in certain of its analyses were prepared by Alliance’s and NBT’s senior management teams. Alliance and NBT do not publicly disclose internal management projections of the type provided to KBW in connection with its review of the merger. As a result, such projections were not prepared with a view towards public disclosure. The projections were based on numerous variables and assumptions, which are inherently uncertain, including factors related to general economic and competitive conditions. Accordingly, actual results could vary significantly from those set forth in the projections.

For purposes of rendering its opinion, KBW assumed that, in all respects material to its analyses:

•	the merger will be completed substantially in accordance with the terms set forth in the merger agreement with no additional payments or adjustments to the exchange ratio;

•	the representations and warranties of each party in the merger agreement and in all related documents and instruments referred to in the merger agreement are true and correct;

•	each party to the merger agreement and all related documents will perform all of the covenants and agreements required to be performed by such party under such documents;

•	all conditions to the completion of the merger will be satisfied without any waivers or modifications to the merger agreement; and

•

in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the merger, no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications, will be imposed that will have a material adverse effect on the future results of operations or financial condition of the combined entity or the contemplated benefits of the merger, including the cost savings, revenue enhancements and related expenses expected to result from the merger.

KBW further assumed that the merger will be accounted for using the acquisition method under generally accepted accounting principles, and that the merger will qualify as a tax-free reorganization for United States federal income tax purposes. KBW’s opinion is not an expression of an opinion as to the prices at which shares of Alliance common stock or shares of NBT common stock will trade following the announcement of the merger or the actual value of the shares of common stock of the combined company when issued pursuant to the merger, or the prices at which the shares of common stock of the combined company will trade following the completion of the merger.

In performing its analyses, KBW made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, which are beyond the control of KBW, Alliance and NBT. Any estimates contained in the analyses performed by KBW are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by these analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities might actually be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. In addition, the KBW opinion was among several factors taken into consideration by the Alliance board of directors in making its determination to approve the merger agreement and the merger. Consequently, the analyses described below should not be viewed as determinative of the decision of the Alliance board of directors with respect to the fairness of the consideration.

The following is a summary of the material analyses presented by KBW to the Alliance board of directors on October 7, 2012, in connection with its fairness opinion. The summary is not a complete description of the analyses underlying the KBW opinion or the presentation made by KBW to the Alliance board of directors, but summarizes the material analyses performed and presented in connection with such opinion. The preparation of a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. The financial analyses summarized below include information presented in tabular format. However, in arriving at its opinion, KBW did not attribute any particular weight to any analysis or factor that it considered, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, KBW believes that its analyses and the summary of its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the process underlying its analyses and opinion. The tables alone do not constitute a complete description of the financial analyses.

Summary of Proposal. Pursuant to the terms of the merger agreement, each outstanding share of common stock, par value $1.00 per share, of Alliance not owned by Alliance or NBT or by any of their respective wholly owned subsidiaries other than shares owned in a fiduciary capacity or as a result of debts previously contracted, will be converted into the right to receive 2.1779 shares of common stock, par value $0.01 per share, of NBT, which we refer to as the exchange ratio. Based on NBT’s five day average closing price on October 5, 2012, of $22.04, the exchange ratio represented a price of $48.00 per share to Alliance’s shareholders.

Selected Companies Analysis. Using publicly available information, KBW compared the financial performance, financial condition and market performance of Alliance to the following publicly traded banks headquartered in Upstate New York with total assets between $750 million and $5 billion. Companies included in this group were:

• TrustCo Bank Corp NY	• Tompkins Financial Corporation
• Financial Institutions, Inc.	• Arrow Financial Corporation
• Canandaigua National Corporation	• Chemung Financial Corporation
• Adirondack Trust Company	• Evans Bancorp, Inc.

Using publicly available information, KBW compared the financial performance, financial condition, and market performance of NBT to the following peers listed in NBT’s proxy statement filed with the SEC on March 30, 2012, each of which was identified as a community-based banking organization operating in the northeastern United States with asset sizes and markets similar to NBT’s. Companies included in this group were:

• Susquehanna Bancshares, Inc.	• F.N.B. Corporation
• National Penn Bancshares, Inc.	• Northwest Bancshares, Inc.
• Community Bank System, Inc.	• First Commonwealth Financial Corporation
• Berkshire Hills Bancorp, Inc.	• TrustCo Bank Corp NY
• S&T Bancorp, Inc.	• Tompkins Financial Corporation
• Provident New York Bancorp

To perform this analysis, KBW used financial information as of the three month period ended June 30, 2012, and market price information was as of the close of the stock markets on October 5, 2012. Earnings estimates for 2012 and 2013 were taken from a nationally recognized earnings estimate consolidator for selected companies. Certain financial data prepared by KBW, and as referenced in the tables presented below, may not correspond to the data presented in Alliance’s and NBT’s historical financial statements as a result of the different periods, assumptions and methods used by KBW to compute the financial data presented.

KBW’s analysis showed the following concerning Alliance’s and NBT’s financial condition:

	Alliance	Alliance Group Minimum	Alliance Group Maximum
Core Return on Average Assets(1)	0.82%	0.77%	1.06%
Core Return on Average Equity(1)	8.2%	7.5%	13.3%
Net Interest Margin	3.26%	3.09%	3.96%
Efficiency Ratio	72.1%	52.2%	74.4%

	NBT	NBT Group Minimum	NBT Group Maximum
Core Return on Average Assets(1)	0.95%	0.63%	1.16%
Core Return on Average Equity(1)	10.0%	4.5%	10.4%
Net Interest Margin	3.80%	3.16%	4.08%
Efficiency Ratio	64.1%	52.2%	65.6%

	Alliance	Alliance Group Minimum	Alliance Group Maximum
Tangible Common Equity / Tangible Assets	7.85%	6.29%	8.87%
Total Capital Ratio	15.76%	12.64%	18.03%
Loan Loss Reserve / Loans	0.99%	1.21%	1.94%
Nonperforming Assets / Loans + OREO	0.98%	0.71%	2.16%
Net Charge-Offs / Average Loans	0.08%	(0.03)%	0.55%

	NBT	NBT Group Minimum	NBT Group Maximum
Tangible Common Equity / Tangible Assets	6.84%	5.96%	12.66%
Total Capital Ratio	12.03%	10.53%	23.11%
Loan Loss Reserve / Loans	1.70%	0.98%	2.25%
Nonperforming Assets / Loans + OREO	1.10%	0.84%	3.47%
Net Charge-Offs / Average Loans	0.48%	0.22%	1.02%

(1)	Core income defined as net income after taxes and before extraordinary items, less net income attributable to noncontrolling interest, the after-tax portion of income from investment securities and nonrecurring items.

KBW’s analysis showed the following concerning Alliance’s and NBT’s market performance:

	Alliance	Alliance Group Minimum	Alliance Group Maximum
Stock Price / Book Value per Share	1.28x	0.83x	1.76x
Stock Price / Tangible Book Value per Share	1.73x	1.05x	2.07x
Stock Price / 2012 EPS(1)	17.2x	9.7x	14.7x
Stock Price / 2013 EPS(1)	16.9x	9.4x	13.7x
Dividend Yield	3.1%	0.0%	5.5%
2012 Est. Dividend Payout Ratio(1)	54.0%	29.4%	66.5%

	NBT	NBT Group Minimum	NBT Group Maximum
Stock Price / Book Value per Share	1.32x	0.78x	1.56x
Stock Price / Tangible Book Value per Share	1.88x	1.21x	2.42x
Stock Price / 2012 EPS(1)	13.8x	12.3x	18.4x
Stock Price / 2013 EPS(1)	13.5x	10.0x	16.9x
Dividend Yield	3.6%	1.9%	4.5%
2012 Est. Dividend Payout Ratio(1)	49.8%	24.6%	71.6%

(1)	Estimates per First Call consensus estimates

Selected Regional Transactions Analysis. KBW reviewed publicly available information related to selected acquisitions of banks and bank holding companies as well as thrifts and thrift holding companies headquartered in the New England and Mid-Atlantic regions that were announced after January 1, 2011, with announced aggregate deal values between $50 million and $500 million. Further, transaction multiples for the merger were derived from an offer price of $48.00 per share for Alliance. For each transaction referred to below, KBW derived and compared, among other things, the following implied ratios:

•

price per common share paid for the acquired company to tangible book value per share of the acquired company based on the latest publicly available financial statements of the company available prior to the announcement of the acquisition;

•

tangible equity premium to core deposits (total deposits less time deposits greater than $100,000) based on the latest publicly available financial statements of the acquired company prior to the announcement of the acquisition;

•	price per common share paid for the acquired company to last twelve months earnings per share of the acquired company;

•	price per common share paid for the acquired company to estimated earnings per share; and

•

price per common share paid for the acquired company to closing price of the acquired company one day prior to the announcement of the acquisition (expressed as a percentage and referred to as the 1-day market premium).

Acquiror	Acquiree	Stock Consideration (%)	Deal Value ($mm)	Price / TBV (x)	Core Deposit Premium (%)	Price / LTM EPS (x)	Price / Est. EPS (x)	1 Day Market Premium (%)
WesBanco, Inc.	Fidelity Bancorp, Inc.	80	73	1.67	7.1	56.4	NA	82.9
Investors Bancorp, Inc. (MHC)	Marathon Banking Corporation	0	135	1.51	7.4	23.8	NA	NA
Berkshire Hills Bancorp, Inc.	Beacon Federal Bancorp, Inc.	50	130	1.11	3.2	22.6	24.2	48.9
United Financial Bancorp, Inc.	New England Bancshares, Inc.	100	85	1.53	6.3	19.1	NA	38.3
Independent Bank Corp.	Central Bancorp, Inc.	60	55	1.65	8.4	31.8	NA	77.3
Tompkins Financial Corporation	VIST Financial Corp.	100	85	1.16	1.4	28.8	12.8	83.8
Susquehanna Bancshares, Inc.	Tower Bancorp, Inc.	75	342	1.49	6.0	NM	21.9	40.6
F.N.B. Corporation	Parkvale Financial Corporation	100	131	1.98	5.2	NM	NA	109.0
BankUnited, Inc.	Herald National Bank	67	70	1.32	7.9	NM	NA	0.1
Valley National Bancorp	State Bancorp, Inc.	100	230	1.88	9.6	23.7	22.2	25.7
Brookline Bancorp, Inc.	Bancorp Rhode Island, Inc.	50	234	1.93	11.8	22.9	22.1	57.1
Susquehanna Bancshares, Inc.	Abington Bancorp, Inc.	100	274	1.24	9.1	33.4	31.1	13.8
People’s United Financial, Inc.	Danvers Bancorp, Inc.	55	489	1.84	13.4	28.5	25.9	32.8

The results of the analysis are set forth in the following table:

	NBT / Alliance Merger	Recent Transactions Minimum	Recent Transactions Maximum
Price to Tangible Book Value	211%	111%	198%
Core Deposit Premium	12.6%	1.4%	13.4%
Market Premium(1)	21.8%	0.1%	109.0%
Price to Last Twelve Months EPS	19.3x	19.1x	56.4x
Price to Estimated EPS	20.4x	12.8x	31.1x

(1)	Based on Alliance’s stock price of $39.41 on October 5, 2012

No company or transaction used as a comparison in the above analysis is identical to Alliance, NBT or the merger. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies.

Selected National Transactions Analysis. KBW reviewed publicly available information related to selected acquisitions of banks and bank holding companies as well as thrifts and thrift holding companies headquartered in the United States that were announced after January 1, 2011, with announced aggregate transaction values between $50 million and $500 million. Further, transaction multiples for the merger were derived from an offer price of $48.00 per share for Alliance. For each transaction referred to below, KBW derived and compared, among other things, the following implied ratios:

•

price per common share paid for the acquired company to tangible book value per share of the acquired company based on the latest publicly available financial statements of the company available prior to the announcement of the acquisition;

•

tangible equity premium to core deposits (total deposits less time deposits greater than $100,000) based on the latest publicly available financial statements of the acquired company prior to the announcement of the acquisition;

•	price per common share paid for the acquired company to last twelve months earnings per share of the acquired company;

•	price per common share paid for the acquired company to estimated earnings per share; and

•

price per common share paid for the acquired company to closing price of the acquired company one day prior to the announcement of the acquisition (expressed as a percentage and referred to as the 1-day market premium).

Acquiror	Acquiree	Stock Consideration (%)	Deal Value ($mm)	Price / TBV (x)	Core Deposit Premium (%)	Price / LTM EPS (x)	Price / Est. EPS (x)	1 Day Market Premium (%)
Crescent Financial Bancshares, Inc.	ECB Bancorp, Inc.	100	54	0.81	(1.6)	NM	NM	59.5
First PacTrust Bancorp, Inc.	Private Bank of California	50	52	1.22	2.4	25.5	NA	25.6
Western Alliance Bancorporation	Western Liberty Bancorp	50	55	0.75	(17.7)	NM	NA	42.1
SCBT Financial Corporation	Savannah Bancorp, Inc.	100	67	0.83	(2.1)	NM	20.7	62.8
WesBanco, Inc.	Fidelity Bancorp, Inc.	80	73	1.67	7.1	56.4	NA	82.9
Customers Bancorp, Inc.	Acacia Federal Savings Bank	100	65	0.52	(9.5)	NM	NA	NA
Investors Bancorp, Inc. (MHC)	Marathon Banking Corporation	0	135	1.51	7.4	23.8	NA	NA
Berkshire Hills Bancorp, Inc.	Beacon Federal Bancorp, Inc.	50	130	1.11	3.2	22.6	24.2	48.9
United Financial Bancorp, Inc.	New England Bancshares, Inc.	100	85	1.53	6.3	19.1	NA	38.3
Trustmark Corporation	BancTrust Financial Group, Inc.	100	55	0.91	(0.4)	NM	NA	62.2
Park Sterling Corporation	Citizens South Banking Corporation	70	78	1.14	1.4	NM	NA	35.2
Independent Bank Corp.	Central Bancorp, Inc.	60	55	1.65	8.4	31.8	NA	77.3
PacWest Bancorp	American Perspective Bank	0	58	1.32	9.3	20.3	NA	31.7
Capital Bank Financial Corporation	Southern Community Financial Corporation	0	52	0.95	(0.4)	63.0	NM	62.8
Cadence Bancorp, LLC	Encore Bancshares, Inc.	0	257	2.40	18.2	NM	24.8	38.3
Tompkins Financial Corporation	VIST Financial Corp.	100	85	1.16	1.4	28.8	12.8	83.8
Old National Bancorp	Indiana Community Bancorp	100	82	1.20	1.9	NM	18.8	61.5
ViewPoint Financial Group, Inc.	Highlands Bancshares, Inc.	100	71	1.20	2.8	64.3	NA	NA
Susquehanna Bancshares, Inc.	Tower Bancorp, Inc.	75	342	1.49	6.0	NM	21.9	40.6
F.N.B. Corporation	Parkvale Financial Corporation	100	131	1.98	5.2	NM	NA	109.0
BankUnited, Inc.	Herald National Bank	67	70	1.32	7.9	NM	NA	0.1
Valley National Bancorp	State Bancorp, Inc.	100	230	1.88	9.6	23.7	22.2	25.7
Brookline Bancorp, Inc.	Bancorp Rhode Island, Inc.	50	234	1.93	11.8	22.9	22.1	57.1
IBERIABANK Corporation	Cameron Bancshares, Inc.	100	135	1.74	11.9	14.6	NA	NA
Susquehanna Bancshares, Inc.	Abington Bancorp, Inc.	100	274	1.24	9.1	33.4	31.1	13.8
People’s United Financial, Inc.	Danvers Bancorp, Inc.	55	489	1.84	13.4	28.5	25.9	32.8

The results of the analysis are set forth in the following table:

	NBT / Alliance Merger	Recent Transactions Minimum	Recent Transactions Maximum
Price to Tangible Book Value	211%	52%	240%
Core Deposit Premium	12.6%	(17.7%)	18.2%
Market Premium(1)	21.8%	0.1%	109.0%
Price to LTM EPS	19.3x	14.6x	64.3x
Price to Estimated EPS	20.4x	12.8x	31.1x

(1)	Based on Alliance’s stock price of $39.41 on 10/5/2012

No company or transaction used as a comparison in the above analysis is identical to Alliance, NBT or the merger. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies.

Financial Impact Analysis. KBW performed pro forma merger analyses that combined projected income statement and balance sheet information of Alliance and NBT and, per KBW’s discussions with NBT management, assumed the following: (1) the merger closes in the second quarter of 2013; (2) the exchange ratio represents a price of $48.00 per share to Alliance’s shareholders; (3) NBT would be able to achieve cost savings of 35% of Alliance’s projected non-interest expense; (4) pre-tax transaction costs and expenses would total approximately $15.2 million; (5) a core deposit intangible of approximately 1% of core deposits; (6) Alliance’s performance was in accordance with earnings estimates provided by Alliance’s management for 2013 and 2014; (7) NBT’s performance was in accordance with earnings estimates provided by NBT’s management for 2013 and 2014; and (8) a 1% credit mark-to-market value adjustment on Alliance’s loan portfolio. NBT subsequently disclosed the foregoing information in its investor presentation filed with the SEC on October 9, 2012. Based on the foregoing assumptions, this analysis indicated that the merger is expected to be 3.9% accretive to NBT’s estimated earnings per share in 2013, assuming a full year impact, and 6.1% accretive to NBT’s estimated earnings per share in 2014. The analysis also indicated that for the period ending June 30, 2013 the merger is expected to be 4.4% accretive to book value per share and 5.7% dilutive to tangible book value per share for NBT and that NBT would maintain “well capitalized” capital ratios. For all of the above analyses, the actual results achieved by NBT following the merger will vary from the foregoing results and the projections on which they were based, and the variations may be material. NBT derived its 2013 earnings estimate from publicly-available analyst information and assumed a 4% growth rate in estimating its earnings for 2014.

Discounted Cash Flow Analysis. KBW performed a discounted cash flow analysis to estimate a range of the present values of after-tax cash flows that Alliance could provide to equity holders through 2016 on a stand-alone basis. In performing this analysis, KBW used earnings estimates for Alliance for 2012 to 2014 (see “Net Income” in the information provided under the heading “—Nonpublic Financial Projections Provided By Alliance”) and a growth rate of 5.0% thereafter, both as provided by Alliance management, and assumed discount rates ranging from 10.0% to 16.0%, which were derived from the estimated cost of capital of the Alliance peer group. The range of values was determined by adding (1) the present value of projected cash flows to Alliance shareholders from 2012 to 2016 and (2) the present value of the terminal value of Alliance’s common stock. In determining cash flows available to shareholders, KBW assumed balance sheet growth per Alliance management and assumed that Alliance would maintain a tangible common equity / tangible asset ratio of 7.50% and would retain sufficient earnings to maintain that level. Any earnings in excess of what would need to be retained represented dividendable cash flows for Alliance. In calculating the terminal value of Alliance, KBW applied multiples ranging from 12.0 times to 16.0 times 2017 forecasted earnings, which multiples were derived from the earnings of the Alliance peer group. This resulted in a range of values of Alliance from $23.78 to $36.50 per share. The discounted cash flow present value analysis is a widely used valuation methodology that relies on numerous assumptions, including asset and earnings growth rates, terminal values and discount rates. The analysis did not purport to be indicative of the actual values or expected values of Alliance.

Information Regarding KBW. The Alliance board of directors retained KBW as financial adviser to Alliance regarding the merger. As part of its investment banking business, KBW is continually engaged in the valuation of bank and bank holding company securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for other purposes. As specialists in the securities of banking companies, KBW has experience in, and knowledge of, the valuation of banking enterprises. In the ordinary course of its business as a broker-dealer, KBW may, from time to time, purchase securities from, and sell securities to, Alliance and NBT. As a market maker in securities KBW may from time to time have a long or short position in, and buy or sell, debt or equity securities of Alliance and NBT for KBW’s own account and for the accounts of its customers.

Pursuant to the KBW engagement agreement, Alliance agreed to pay KBW a cash fee equal to 1.08% of the aggregate consideration offered in the merger to be paid as follows: (1) one-third of the fee was paid at the time of signing of the merger agreement; (2) one-third of the fee shall be paid on the date of mailing of the definitive proxy statements to Alliance’s shareholders for approval of the merger; and (3) one-third of the fee is payable at the time of closing of the merger. In addition, Alliance also agreed to reimburse KBW for reasonable out-of-pocket expenses and disbursements incurred in connection with its retention up to $50,000 and to indemnify KBW against certain liabilities, including liabilities under the federal securities laws.

During the two years preceding the date of its opinion to Alliance, KBW has not received compensation for investment banking or financial advisory services from either Alliance or NBT. While KBW has not received any compensation from NBT in the past two years, KBW has from time to time provided investment banking and financial advisory services to NBT during such period.

Nonpublic Financial Projections Provided by Alliance

Alliance does not, as a matter of course, publicly disclose forecasts or internal projections as to its future performance, earnings or other results due to the unpredictability of the underlying assumptions and estimates. However, KBW used internal financial projections for Alliance as provided by and/or reviewed with senior management of Alliance for the purpose of preparing its financial analyses used in rendering its fairness opinion, as described in this joint proxy statement/prospectus under the heading “—Opinion of Keefe, Bruyette & Woods, Inc., Financial Advisor to Alliance” beginning on page 50. A summary of these projections is included in this joint proxy statement/prospectus because such projections were prepared and made available in the CIM described under the heading “—Background of the Merger” and were used by KBW as described in the preceding sentence.

At the time the financial projections were prepared, the projections represented the best estimates and judgments of Alliance’s management and, to the best of management’s knowledge and belief, the future financial performance of Alliance. While the financial projections set forth below were prepared in good faith, no assurance can be given regarding future events. The financial projections are subjective in many respects and are thus susceptible to interpretation and periodic revision based on actual experience and recent developments. Accordingly, the financial projections set forth below cannot be considered a reliable predictor of future operating results. The financial projections were not prepared with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information or published guidelines of the SEC regarding forward-looking statements. Although presented with numeric specificity, the financial projections reflect numerous estimates and assumptions that may not be realized and are subject to significant uncertainties and contingencies, many of which are beyond the control of Alliance. In light of the foregoing, as well as the uncertainties inherent in any financial projections, Alliance shareholders and NBT stockholders are cautioned not to unduly rely on these financial projections as a predictor of future operating results or otherwise.

The financial projections of Alliance included in this joint proxy statement/prospectus were prepared by, and were the responsibility of, Alliance’s management. Neither Alliance’s independent registered public accounting firm nor any other independent accounting firm examined, compiled or performed any procedures with respect to these financial projections and, accordingly, no opinion or any other form of assurance on such information or its achievability is expressed with respect to such financial projections. Inclusion of the financial projections in this joint proxy statement/prospectus shall not be deemed an admission or representation by Alliance or NBT that they are viewed by Alliance or NBT as material information of Alliance or NBT.

All of the financial projections are forward-looking statements. The estimates and assumptions underlying the financial projections set forth below involve judgments at the time the projections were prepared with respect to, among other things, future economic, competitive, regulatory and financial market conditions and future business decisions. In any event, these estimates and assumptions may not be realized and are inherently subject to significant business, economic, competitive and regulatory uncertainties, all of which are difficult to predict and many of which are beyond the control of Alliance. In addition, these financial projections represent Alliance’s evaluation at the time the projections were prepared of its future financial performance on a stand-alone basis, and without reference to the proposed merger or transaction-related costs or benefits. Accordingly, there can be no assurance that the projected results would be realized or that actual results would not differ materially from those presented in the financial projections. The inclusion of these financial projections should not be interpreted as an indication that Alliance or NBT considers this information a reliable prediction of future results, or that the projections would be the same if prepared by Alliance as of the date of this document, and this information should not be unduly relied on for that purpose.

	For the Years Ending
	December 31, 2012	December 31, 2013	December 31, 2014
Balance Sheet Highlights (dollars in millions)
Total Assets	$1,448	$1,484	$1,561
Gross Loans Held For Investment	$945	$1,020	$1,095
Total Deposits	$1,111	$1,151	$1,191
Total Equity	$149	$155	$160
Tangible Book Value / Share	$23.31	$24.69	$25.89

Capital Ratios
Tangible Common Equity / Total Assets	7.91%	8.16%	8.12%
Leverage Ratio	9.64%	9.78%	9.79%
Tier 1 Risk Based Capital	14.75%	14.36%	13.92%
Total Risk Based Capital	15.90%	15.51%	15.07%

Income Statement Highlights (dollars in thousands)
Net Interest Income	$41,323	$42,010	$43,127
Loan Loss Provision	$500	$1,279	$2,865
Net Income	$11,052	$11,623	$12,024
Earnings per Share	$2.35	$2.47	$2.56

Ratio Analysis
Net Interest Margin (Tax Equivalent)(1)	3.24%	3.24%	3.15%
Noninterest Income / Operating Revenue	29.9%	30.7%	31.8%
Efficiency Ratio(2)	73.4%	72.0%	69.8%
Return on Average Assets	0.78%	0.80%	0.79%
Return on Average Equity	7.54%	7.64%	7.60%

(1)	Tax equivalent net interest income divided by average earning assets
(2)	Non-interest expense divided by the sum of net interest income and non-interest income

Interests of Alliance’s Directors and Executive Officers in the Merger

Alliance executive officers and directors have financial interests in the merger that are in addition to, or different from, the interests of Alliance stockholders generally. The Alliance board of directors was aware of those interests and considered them, among other matters, when it approved the merger agreement.

As described below, these interests include certain payments and benefits that may be provided to directors and executive officers of Alliance upon completion of the merger, including acceleration of restricted stock awards and payment of discretionary bonuses, or upon termination of their employment under specified circumstances at the time of or following the merger, including cash severance and continued health insurance benefits.

The dates and share prices used below to quantify these interests have been selected based upon applicable disclosure requirements and are for illustrative purposes only. They do not necessarily reflect the dates on which certain events will occur and do not represent a projection about the future value of Alliance common stock.

Share Ownership of Alliance Directors and Executive Officers. On October 31, 2012, Alliance executive officers and directors beneficially owned, in the aggregate, 450,511 shares of Alliance common stock, representing approximately 9.42% of the outstanding shares of Alliance common stock. See the section of this joint proxy statement/prospectus titled “The Voting Agreement” beginning on page 91 for further information regarding the voting agreement between NBT and Jack H. Webb, the Chairman, Chief Executive Officer and President of Alliance.

Alliance Directors to be Appointed to the Board of Directors of NBT and NBT Bank. As of the closing date, NBT and NBT Bank will each expand the size of their board of directors by three seats and will designate Jack H. Webb and two other members of the board of directors of Alliance to serve on the board of directors of NBT and NBT Bank with Mr. Webb being elected to the eligible class of directors that has the longest remaining term as of the time of such election. Mr. Webb will not be compensated for his board service for so long as he is an employee of NBT or NBT Bank following the merger. However, the other two current Alliance directors will be compensated for their service on the board of directors of NBT and NBT Bank in accordance with the policies of NBT and NBT Bank applicable generally to their directors.

Indemnification. Under the merger agreement, NBT has agreed to indemnify the officers and directors of Alliance and Alliance Bank as provided in Alliance’s certificate of incorporation and bylaws and in similar governing documents of Alliance Bank, as applicable, for a period of six years following the closing date of the merger.

Directors’ and Officers’ Insurance. Alliance will purchase an extension of its current directors’ and officers’ liability insurance coverage that will provide Alliance directors and officers with coverage (with respect to matters occurring prior to the merger) for six years following the closing date of the merger. Under the merger agreement, the aggregate cost of this coverage must be less than 200% of the annual premium currently paid by Alliance for such insurance. If this premium limit is insufficient for such coverage, Alliance may enter into an agreement to spend up to that amount to purchase such lesser coverage as may be obtained with such amount.

Employment Agreement between Alliance Chief Executive Officer and NBT following the Merger. On October 7, 2012, Jack H. Webb entered into an employment agreement with NBT pursuant to which Mr. Webb will serve as Executive Vice President, Strategic Support for NBT following the merger. The employment agreement provides for a lump sum payment equal to $1,911,631 (subject to reduction to the extent that this payment would be an “excess parachute payment” within the meaning of Sections 280G and 4999 of the Internal Revenue Code) in satisfaction of all rights to payments under Mr. Webb’s existing individual employment agreement with Alliance and Alliance Bank. Mr. Webb must enter into a general release of claims in favor of NBT, Alliance and Alliance Bank to receive this payment under the employment agreement. This payment under the new employment agreement would have otherwise been triggered under Mr. Webb’s existing employment agreement with Alliance if his employment was terminated without cause or for good reason in connection with or within 24 months after the merger.

Mr. Webb’s employment agreement with NBT has an initial term of one year following the closing date of the merger. Pursuant to this employment agreement, Mr. Webb will receive an annual base salary of $300,000, a minimum bonus of $180,000 for calendar year 2013, and a grant of 5,000 restricted stock units of NBT (subject to a vesting schedule to be determined by NBT). In addition, certain benefits currently maintained by Alliance and Alliance Bank for Mr. Webb will be continued by NBT during the term of his employment, such as participation in a supplemental employee retirement agreement (with adjustments made to ensure that Mr. Webb is not penalized thereunder for continued employment), split-dollar life insurance, automobile use and payment of certain club dues. Upon the termination of his employment with NBT, Mr. Webb will receive ownership of and title to the company-provided automobile currently utilized by him.

In the event of Mr. Webb’s involuntary termination by NBT without “cause” or his voluntary termination for “good reason” following the merger but during the term of the employment agreement, Mr. Webb would be entitled to receive a severance benefit equal to the unpaid base salary that would have been paid under the terms of the employment agreement if he had remained employed for the term of the agreement. Mr. Webb will be required to enter into a general release of claims in favor of NBT to receive any severance payment under this agreement.

The employment agreement provides for the clawback of incentive compensation paid under certain circumstances and contains certain confidentiality obligations as well as non-competition and non-solicitation covenants for a period of two years following the termination of Mr. Webb’s service relationship with NBT.

Supplemental Employee Retirement Agreement. Mr. Webb has previously entered into a supplemental employee retirement agreement, or SERP, with Alliance and Alliance Bank pursuant to which the company is required to pay Mr. Webb an annual benefit equal to 70% of his final average compensation in excess of his other retirement benefits. The retirement benefit will be paid to Mr. Webb in the form of a straight life annuity in monthly installments for life with 120 monthly installments guaranteed. The amounts due to him under the SERP are to be distributed upon the occurrence of a triggering event, including: (A) his termination of employment, except upon his termination for cause; or (B) his attaining the age of 65. The benefit due may be reduced if payment commences prior to August 1, 2017. Under the terms of Mr. Webb’s employment agreement with NBT, the parties have agreed that the SERP will continue in full force and effect following the closing of the merger and Mr. Webb will continue to accrue a benefit under the SERP during the term of his employment with NBT. In connection with the merger, the parties will amend the SERP to provide that final average compensation will mean the annualized average of Mr. Webb’s monthly base salary actually paid by the employer over the 36-month period ending on the closing date of the merger for Mr. Webb not to be penalized for providing service at a lower rate of pay following the merger; the SERP otherwise contains no adjustments or enhancements to the benefits provided related to the merger.

Settlement Agreements with Certain Executive Officers. On October 7, 2012, each of John H. Watt, Jr., Alliance Executive Vice President and director, and J. Daniel Mohr, Alliance Executive Vice President and Chief Financial Officer, entered into a settlement agreement with NBT, Alliance and Alliance Bank pursuant to which each executive will receive the payments and benefits provided under his settlement agreement in satisfaction of all rights to payments and benefits under the executive’s individual employment agreement with Alliance and Alliance Bank. Rights to these payments under each executive’s employment agreement would have otherwise been triggered absent the settlement agreement due to the executive’s termination of employment in connection with the merger.

Under the settlement agreements, upon termination of their employment on the closing date of the merger, Messrs. Watt and Mohr will receive lump sum severance payments of $725,850 and $677,570, respectively. The settlement agreements also provide that the executives will receive ownership and title of the company-provided automobile currently utilized by the executive following their terminations of employment. The executives must enter into a general release of claims in favor of NBT, Alliance and Alliance Bank to receive the settlement payment under the settlement agreement. The settlement agreement for each of these executives is otherwise identical.

Change of Control Agreements with Certain Other Executive Officers. Each of James W. Getman and Steven G. Cacchio has previously entered into a change of control agreement with Alliance with identical terms, which will be assumed by NBT in connection with the merger. Under the change of control agreements, if the merger results in a termination of the executive’s employment without “cause” or his voluntary termination for “good reason” within 24 months following a change of control (including the merger), the executive will receive a lump sum severance payment equal to 200% of his annual base salary in effect as of the date of termination. If such severance benefits were triggered as of October 31, 2012 (the latest practicable date prior to the filing of this joint proxy statement/prospectus), the total amount of such payment to Messrs. Getman and Cacchio would be approximately $344,000 and $340,000, respectively. If the executive constitutes a qualified beneficiary and elects continued coverage under COBRA, his health care coverage will be paid for by NBT for up to two years following termination or a shorter period until obtaining new employment offering health insurance. The executives must enter into a general release of claims to receive the severance payments under the change of control agreements. In connection with the merger, Alliance will amend the change of control agreements for Messrs. Getman and Cacchio to include the transfer to the executive of ownership and title of the company-provided automobile used by the executive following their terminations of employment as an additional severance benefit. Alliance has also previously entered into change of control agreements with four additional employees. Under these change of control agreements, if the merger results in a termination of the employee’s employment without cause or due to constructive termination, the employee will receive a lump sum severance payment equal to 100% of the employee’s annual base salary in effect as of the date of termination. If the employee constitutes a qualified beneficiary and elects continued coverage under COBRA, the employee’s health care coverage will be paid for by NBT for up to one year following termination or a shorter period until obtaining new employment offering health insurance. The employees must enter into a general release of claims to receive the severance payments under the change of control agreements. Following execution of the merger agreement, one of these employees, Richard J. Shirtz, entered into an employment agreement with NBT to be effective upon the closing of the merger which supersedes the employee’s change of control agreement. However, this agreement provides for similar severance benefits should termination of employment occur. If the severance rights of all four executives were triggered on October 31, 2012 the total aggregate amount of cash severance payable would be approximately $669,000.

Acceleration of Payments under the Executive Incentive Retirement Plan. Alliance maintains an Executive Incentive Retirement Program for the benefit of certain officers of Alliance, including Messrs. Watt, Mohr, Getman and Cacchio. This program provides for a deferred bonus award that vests at the rate of 20% per year while the participant is employed by Alliance and automatically vests upon (A) the participant’s death or disability, (B) the occurrence of a change of control, or (C) upon the occurrence of the participant’s separation from service at or after attaining normal retirement age. The board of directors of Alliance elected to cease paying deferred bonuses under this program in 2009 such that the amounts of deferred bonus for which vesting will be accelerated (assuming the closing date of the merger occurs on October 31, 2012, the latest practicable date prior to filing this joint proxy statement/prospectus) will be $7,672 to Mr. Watt, $7,032 to Mr. Mohr, $6,350 to Mr. Getman, and $5,584 to Mr. Cacchio.

Acceleration of Restricted Stock Awards. All holders of Alliance restricted stock, including executive officers of Alliance, will be entitled to acceleration of all of the unvested shares of restricted stock immediately prior to the closing of the merger in accordance with the existing terms of the restricted stock grants. No unvested restricted stock is held by our non-employee directors. The following table identifies for each Alliance executive officer as of October 31, 2012, the number of unvested shares of restricted stock held by such officer that will accelerate in connection with the merger and includes the dollar value of such unvested shares, assuming that the per share consideration is $45.76 per share (the average closing market price of Alliance common stock over the first five business days following the public announcement of the merger on October 8, 2012) assuming the closing date of the merger occurs on October 31, 2012, the last practicable date prior to the filing of this joint proxy statement/prospectus.

Name	Number of Shares	Value(1)
Jack H. Webb	15,551	$711,614
John H. Watt, Jr.	9,170	$419,619
J. Daniel Mohr	8,498	$388,868
James W. Getman	6,017	$275,338
Steven G. Cacchio	6,392	$292,498

(1)	Assumes that the per share consideration in the merger will be $45.76 per share (the average closing market price of Alliance common stock over the first five business days following the public announcement of the merger on October 8, 2012).

Employee Severance Program. Under the merger agreement, each employee of Alliance or Alliance Bank who is terminated by NBT between the closing date of the merger and the one-year anniversary of the closing date of the merger other than for “cause” and who is not covered by another agreement providing severance benefits will be entitled to receive severance payments in an amount equal to: (A) for salaried employees, 2 weeks of weekly base salary for each full year of service with Alliance, with a minimum of 5 weeks and a maximum of 26 weeks; and (B) for hourly employees, 2 weeks of weekly hourly pay (based on the average number of hours worked each week for the past 26 weeks on a part time basis), with a minimum of 5 weeks and a maximum of 26 weeks. Employees will also receive pay for accrued and unused vacation and a cash payment for employer contributions for health insurance premiums for a period of up to three months. The employee must enter into a release of claims to receive the severance benefits.

Short-Term Incentive Compensation for 2012. Under the merger agreement, Alliance may pay bonuses to employees earned for calendar year 2012 on December 13, 2012, based on the projected results of Alliance for the full calendar year. In general, these payments will be made in accordance with the terms of Alliance’s short-term incentive compensation plan, as in effect on the date of the merger agreement. The aggregate amount of payments that may be made under this plan is $600,000 plus an incremental bonus amount of up to 25% of Alliance’s net income over budget. The compensation committee of Alliance will allocate individual bonus amounts to plan participants in accordance with its normal process. Projected bonus amounts to the named executive officers (based upon current Alliance performance projected for the remainder of the calendar year) would result in payments of approximately $179,800 to Mr. Webb, $93,900 to Mr. Watt, $93,500 to Mr. Mohr, $55,700 to Mr. Getman and $61,300 to Mr. Cacchio.

Short-Term Incentive Compensation for 2013. Under the merger agreement, Alliance may establish a bonus plan for employees for calendar year 2013 that is consistent with the terms of the bonus plan utilized for 2012, which will provide bonuses to employees through December 31, 2013. Bonuses to employees whose employment is terminated as of the closing date of the merger will be paid on a pro-rata basis for the period between January 1, 2013 and the closing date based on Alliance’s results through such date. These pro-rated bonuses will be paid in a lump sum following the closing. Bonuses to employees whose employment terminates between the closing date of the merger and December 31, 2013 will be paid on a pro-rata basis for the period between January 1, 2013 and their termination date based upon Alliance’s achievement of the performance targets through their termination date. These pro-rated bonuses will be paid in a lump sum following the employee’s termination. Bonuses to employees whose employment is not terminated during 2013 will receive a full non-prorated bonus for calendar year 2013 in the ordinary course and in any event no later than March 15, 2014. The aggregate amount of payments that may be made under this plan is $600,000. The compensation committee of Alliance will allocate individual bonus amounts to plan participants in accordance with its normal compensation process.

Retention and Discretionary Bonuses. Under the merger agreement, Alliance, Alliance Bank and NBT will establish an employee retention program pursuant to which $525,000 will be allocated to employees of Alliance and its subsidiaries based on the mutual agreement of Alliance’s chief executive officer and NBT’s chief executive officer. No amounts will be allocated under this employee retention program to any employee with a severance or change of control agreement with Alliance, including Alliance’s executive officers. The retention bonuses will be paid at such times and subject to conditions described in a letter agreement with each employee receiving a retention bonus.

In addition, under the merger agreement, Alliance may allocate up to $400,000 in discretionary bonuses to employees of Alliance and Alliance Bank to be paid on the closing date of the merger. The compensation committee of Alliance will determine the discretionary bonus amounts to be allocated to employees, and has indicated that it anticipates making the following allocations to named executive officers of Alliance: $50,000 to Mr. Watt, $100,000 to Mr. Mohr, and $25,000 each to Messrs. Getman and Cacchio.

Director Stock-Based Deferral Plan. Alliance maintains a Stock-Based Deferral Plan that provides non-employee directors with the option to defer receipt of all or a portion of their directors’ fees. Amounts deferred under this plan are invested in shares of Alliance common stock through open market purchases executed by a trustee. Dividends paid on shares of stock in this plan are reinvested in Alliance common stock. Participants can elect to receive stock distributions in a lump sum or in equal installments over a specified period of time. In addition, participants may have previously made a separate election for distributions to commence at a change of control, which includes the merger. Depending upon the individual elections made by the directors, amounts may be immediately payable to certain directors upon the closing of the merger. However, all amounts accrued under this plan are fully vested at all times irrespective of the occurrence of the merger.

Director Retirement Plan. Alliance maintains a Director Retirement Plan to provide an additional source of retirement income to non-employee directors in recognition of their service on the board of directors of Alliance. The Director Retirement Plan ordinarily provides a benefit upon termination of service to those directors who have served at least three years prior to termination that is equal to 35% of the director’s average annual director’s fees increased by (A) one percent for each full year of service up to a maximum of 25% and (B) by an additional ten percent if the director served as a committee chair for at least three years (which years may be nonconsecutive) with such amount being paid in lump sum or ten annual installments as elected by each director. Due to the occurrence of the merger, this plan will make a lump sum payment of the retirement benefit to each non-employee director shortly after the closing date of the merger irrespective of whether the director continues in the service of NBT following the merger. The amount of this payment will be the present value of the normal retirement benefit (discussed above) owed under the plan computed as if each director serving as a committee chair on the closing date of the merger had completed three years of service as chair. This benefit will be computed using the average of the directors’ fees earned in the three years of completed service prior to the date of the merger.

Directors Compensation Deferral Plan. Alliance maintains a Directors Compensation Deferral Plan that once provided directors with the option to defer receipt of all or a portion of their directors’ fees. Amounts previously deferred under this plan (other than amounts deferred by Mr. Webb) were subsequently transferred to the Director Stock-Based Deferral Plan (discussed above) and are governed by the terms of that plan. As of October 31, 2012, Mr. Webb’s account under this plan is $33,611. This amount is fully vested irrespective of the occurrence of the merger and is credited with interest monthly at an annual rate of 0.25%. Mr. Webb’s account balance under this plan will be paid in a lump sum upon the closing of the merger.

NBT’s Reasons for the Merger

In reaching its decision to approve the merger agreement and related transactions, the NBT board of directors consulted with senior management, its financial advisors, and its legal counsel and considered a number of factors, including, among others, the following, which are not presented in order of priority:

•	information concerning the business, operations, financial condition, earnings and prospects of each of NBT and Alliance as separate entities and on a combined basis;

•	the complementary geographical locations of Alliance’s branch network, which NBT believes will augment its operations in the market areas in central New York where NBT is increasing its presence;

•

the opportunity to further diversify NBT’s geographical markets and customer base as a whole, by expanding the size of its footprint through the merger, and to do so in markets similar to those in which it currently operates;

•	the nature and size of the markets that Alliance serves (including the Syracuse market), Alliance’s favorable competitive positions in those markets, and NBT’s knowledge of those markets;

•	the compatibility of the cultures of NBT and Alliance, particularly with respect to the meeting of local banking needs and strong community ties;

•	the potential challenges in combining the two companies and NBT’s past experience and success in the acquisition and integration of banks;

•

the agreement by Jack H. Webb to remain with the combined company for one year following the merger, the proposed operation of the Alliance bank franchise under the direction of a Regional President appointed from the Alliance staff, and the addition of three Alliance board members to the NBT board;

•	the potential for the combined company to enhance non-interest income growth by providing enhanced and additional financial products and services to the customers of Alliance;

•	the business, operations, technology, asset quality, stock price performance, financial condition and results of operations of Alliance on an historical and a prospective basis;

•

the anticipated operating efficiencies, cost savings and opportunities for revenue enhancements of the combined company following the completion of the merger, and the likelihood that they would be achieved after the merger;

•	the expected impact of the merger on NBT’s capitalization, including the dilution to existing NBT stockholders and the effect of the merger on tangible book value per share;

•

the structure of the merger and the financial and other terms of the merger agreement, including the fixed exchange ratio and Alliance’s right to terminate the merger agreement if the average closing price of NBT common stock for a specified period prior to closing is less than $17.74 and NBT common stock underperforms a specified peer group index by more than 20% (with NBT’s option to increase the exchange ratio to avoid termination);

•	the deal protection provided by the terms of the merger agreement and the termination fee of approximately $9.3 million payable to NBT under certain circumstances;

•

the oral opinion of AFG (which was subsequently confirmed in writing) that, as of October 7, 2012 and based upon and subject to the factors and assumptions set forth in its written opinion, the merger consideration was fair, from a financial point of view, to NBT, as more fully described under “—Opinion of Ambassador Financial Group, Financial Advisor to NBT” beginning on page 66;

•	the intended tax treatment of the merger as a tax-free reorganization; and

•	the likelihood of receiving all of the regulatory approvals required for the merger.

The foregoing discussion of the factors considered by the NBT board of directors is not intended to be exhaustive, but does set forth the principal factors considered by the board. Based on the factors described above, the NBT board of directors determined that the merger with Alliance was advisable and that the merger agreement and the transactions contemplated by the merger agreement were in the best interests of NBT and its stockholders, and voted unanimously to adopt and approve the merger agreement and related documents and the transactions contemplated by the merger agreement. In view of the wide variety and complexity of factors considered by the NBT board of directors in connection with its evaluation of the merger, the board of directors did not consider it practical, and did not attempt, to quantify, rank or otherwise assign relative weights to the specific factors it considered in reaching its decision and did not undertake to make any specific determination as to whether any particular factor, or any aspect of any factor, was favorable or unfavorable to the ultimate determination of the board. Rather, the NBT board of directors made its recommendation based on the totality of information presented to and the investigation conducted by it. In considering the factors discussed above, individual directors may have given different weights to different factors.

Recommendation of the NBT’s Board of Directors

The NBT board of directors has unanimously adopted and approved the merger agreement and recommends that NBT stockholders vote “FOR” adoption and approval of the merger agreement and the transactions contemplated thereby.

Opinion of Ambassador Financial Group, Financial Advisor to NBT

AFG acted as financial advisor to NBT in connection with NBT’s potential acquisition of Alliance pursuant to the merger agreement. On September 29, 2012, NBT formally retained AFG to act as its financial advisor with respect to the possible acquisition of, or merger or other business combination with, Alliance. AFG, as a customary part of its business, is continually engaged in the valuation of commercial banks, bank holding companies, savings and loan associations, savings banks and savings and loan holding companies in connection with mergers, acquisitions and other securities-related transactions. AFG has knowledge of, and experience with, the banking market in which both NBT and Alliance operate, and was selected by NBT because of AFG’s knowledge of, experience with, and reputation in the financial services industry.

On October 3, 2012 and again on October 7, 2012, NBT’s board of directors held meetings to evaluate the proposed transaction with Alliance. In its capacity as NBT’s financial advisor, AFG participated in discussions with NBT’s board of directors and management with respect to the pricing and other terms and conditions of the merger, but the decision as to whether to execute the merger agreement with Alliance and the pricing of the merger was made by NBT’s board. At the October 7th meeting, AFG rendered an oral fairness opinion to NBT’s board which was confirmed in writing as of October 7, 2012 (a copy of which is attached as Annex C), that based on and subject to the assumptions, factors, and limitations as set forth in the opinion and as described below, the consideration was fair to the stockholders of NBT from a financial point of view. No limitations were imposed by NBT’s board upon AFG with respect to the investigations made or procedures followed by it in arriving at its opinion.

The full text of AFG’s written opinion is attached as Annex C and is incorporated in its entirety into this joint proxy statement/prospectus by reference. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by AFG in rendering its opinion. The description of the opinion set forth below is qualified in its entirety by reference to the opinion. NBT and Alliance stockholders are urged to read the entire opinion carefully in connection with their consideration of the proposed merger agreement.

AFG’s opinion speaks only as of the date of the opinion. The opinion was directed to NBT’s board and is directed only to the fairness to NBT stockholders of the merger consideration to be paid to Alliance shareholders from a financial point of view. It does not address the underlying business decision of NBT to engage in the merger or any other aspect of the merger and is not a recommendation to any NBT stockholder as to how such stockholder should vote at the special meeting with respect to the merger agreement or any other matter.

In connection with rendering its October 7, 2012 opinion, AFG reviewed and considered, among other things:

•	The draft merger agreement;

•

Alliance’s audited consolidated balance sheets as of December 31, 2011 and 2010 and related audited consolidated statements of income, statements of changes in shareholders’ equity and statements of cash flows for the fiscal years ended December 31, 2011 and 2010;

•	Alliance’s Annual Reports on Form 10-K for the years ended December 31, 2011, 2010 and 2009 and Quarterly Reports on Form 10-Q for the quarters ended June 30, 2012 and March 31, 2012;

•	NBT’s Annual Reports on Form 10-K for the years ended December 31, 2011, 2010 and 2009 and Quarterly Reports on Form 10-Q for the quarters ended June 30, 2012 and March 31, 2012;

•	Other publicly-available information regarding NBT and Alliance;

•	Certain non-public information, including business plans, financial projections and loan reviews, regarding Alliance as provided to AFG by NBT;

•	Certain non-public information, including business plans and financial projections, regarding NBT as provided to AFG by NBT;

•	Recent reported stock prices and trading activity of NBT’s and Alliance’s common stock;

•	Past and current operations, financial condition and future prospects of each company as discussed with senior executives of NBT and Alliance;

•	Certain publicly-available financial, transaction and stock market data of banking companies that AFG selected as relevant to its analysis; and

•	AFG’s assessment of the overall economic environment and market conditions, as well as its experience in mergers and acquisitions, bank stock valuations and other transactions.

AFG also conducted other analyses and reviewed other information as it considered necessary or appropriate.

In connection with its review, AFG relied upon and assumed, without independent verification, the accuracy and completeness of the financial and other information regarding NBT, Alliance and their respective subsidiaries that was publicly available or provided to AFG by NBT, Alliance or their respective representatives. AFG discussed certain operating forecasts and financial projections of NBT and Alliance (and the assumptions and bases therefor) with the management of NBT. AFG assumed that those forecasts and projections reflected the best estimates and judgments of management then available. In certain instances, for the purposes of its analyses, AFG made adjustments to those forecasts and projections, which in AFG’s judgment were appropriate under the circumstances (see “—Financial Impact Analysis” below). AFG was not retained to nor did it make any independent evaluation or appraisal of Alliance’s assets or liabilities nor did AFG review any loan files of Alliance or its subsidiaries. AFG also assumed that the merger in all respects is, and will be, undertaken and consummated in compliance with all laws and regulations that are applicable to NBT and Alliance and that in the course of obtaining the necessary regulatory or other consents or approvals (contractual or otherwise) for the merger, no restrictions, including any divestiture requirements or amendments or modifications, will be imposed that will have a material adverse effect on the future results of operations or financial condition of NBT, Alliance, or the combined entity, as the case may be, or on the contemplated benefits of the merger, including the expected synergies of the merger. Expected synergies include non-interest expense reductions and potential enhancements to revenues that may result from greater efficiencies of the combined organization.

The operating forecasts and financial projections discussed with AFG were prepared by the managements of NBT or Alliance without input from or guidance by AFG. Earnings projections for Alliance were included in the Confidential Information Memorandum provided to NBT by Alliance and its investment banker. NBT and Alliance do not publicly disclose internal management forecasts and projections of the type discussed with and provided to AFG in connection with its review of the merger. The forecasts and projections were not prepared with a view towards public disclosure. When reading the forecasts and projections included in this joint proxy statement/prospectus, stockholders are advised that the projections were based on numerous variables and assumptions which are inherently uncertain, including factors related to general economic, regulatory and competitive conditions. Accordingly, actual results could vary significantly from those set forth in such forecasts and projections.

The preparation of a fairness opinion for a transaction such as the merger involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, AFG’s opinion is not readily susceptible to summary description. In arriving at its opinion, AFG performed a variety of financial analyses. AFG believes that its analyses must be considered as a whole and the consideration of portions of those analyses and the factors considered in those analyses, or any one method of analysis, without considering all factors and analyses, could create an incomplete view of the analyses and the process underlying AFG’s opinion. No one method of analysis was assigned a greater significance than any other. In addition, the financial analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the financial analyses performed by AFG.

In its analyses, AFG made numerous assumptions with respect to industry performance, general business, regulatory and economic conditions, and other matters, many of which are beyond the control of NBT or Alliance. Any estimates contained in AFG’s analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than such estimates. Estimates of values of companies do not purport to be appraisals nor do they necessarily reflect the prices at which companies or their securities may actually be sold.

AFG’s opinion was based solely upon the information available to it and the economic, market, regulatory and other circumstances, as they existed as of the date of its opinion. Events occurring after that date could materially affect the assumptions and conclusions contained in AFG’s opinion. AFG has not undertaken to reaffirm or revise its opinion or otherwise comment upon any events occurring after the date of its opinion. AFG expressed no opinion as to what the value of NBT common stock will be when issued to Alliance shareholders pursuant to the merger agreement or the prices at which NBT and Alliance common stock may trade at any time.

AFG’s opinion was directed to the board of directors of NBT in connection with its consideration of the merger and does not constitute a recommendation to any stockholder of NBT or Alliance as to how such stockholder should vote at any meeting of stockholders called to consider and vote upon the merger agreement. AFG’s opinion is directed only to the fairness, from a financial point of view, of the merger consideration to NBT stockholders and does not address the underlying business decision of NBT to engage in the merger, the relative merits of the merger as compared to any other alternative business strategies that might exist for NBT or the effect of any other transaction in which NBT might engage. AFG’s opinion was approved by AFG’s fairness opinion committee. AFG has consented to the inclusion of its opinion and a summary of its opinion in this joint proxy statement/prospectus and in the registration statement on Form S-4 which includes this joint proxy statement/prospectus. AFG did not express any opinion as to the fairness of the amount or nature of the consideration to be received in the merger by any NBT or Alliance officer, director, or employee, or class of such persons, relative to the consideration to be received in the merger by any other stockholders.

The following is a summary of the material analyses and procedures performed by AFG in the course of arriving at its opinion. The following summary does not purport to be a complete description of the analyses and procedures performed by AFG in the course of arriving at its opinion.

Summary of Proposal. AFG reviewed the financial terms of the proposed transaction. Using the fixed exchange ratio of 2.1779 multiplied by NBT’s stock price for the merger ($22.04, which was the average of the closing prices of NBT common stock for the five trading days ending October 5, 2012), AFG calculated a transaction value of $48.00 per share. Based upon financial information for Alliance as of or for the quarter ended June 30, 2012, AFG calculated the following transaction ratios:

	Price/ Earnings*	Price/ Book	Price/ Tangible Book	Price/ Assets
As of October 5, 2012 ($22.04 5 day Avg.)	19.4x	156%	211%	16.4%
As of October 2, 2012 ($22.16 5 day Avg.)	19.2x	158%	213%	16.3%
Last 10 trading days ($22.18)	19.5x	157%	212%	16.5%
Last 30 trading days ($21.89)	19.3x	156%	210%	16.3%

*	Transaction value as of October 5, 2012 divided by Last Twelve Months (LTM) core Earnings Per Share. Core earnings is defined as net income after taxes and before extraordinary items, less net income attributable to noncontrolling interest, the after-tax portion of income from investment securities and nonrecurring items.

Comparable Company Analysis. AFG used publicly-available information to perform a comparison of selected financial and market trading information for Alliance and NBT.

The Alliance peer group consisted of banks and thrifts with assets between $1 billion and $10 billion headquartered in Connecticut, Maine, Massachusetts, New Hampshire, New Jersey, New York, Pennsylvania, Rhode Island, Vermont and West Virginia. The peer group was comprised of 73 institutions. The principal criteria for this peer group were size of the institution and market place geography.

The analysis compared publicly-available financial information for Alliance (six months ended June 30, 2012) and the median financial data for the Alliance peer group as of and for the six months ended June 30, 2012. The table below sets forth the data for Alliance (fiscal years 2008 through 2011 and six months ended June 30, 2012) and the median data for the Alliance peer group as of and for the six months ended June 30, 2012.

Period	Assets	Common Tangible Equity (CTE)	Net Income	CTE/ Tangible Assets	Return on Avg. Assets	Return on Avg. Equity
	(in millions)		(in thous.)
2008	1,367	74.0	10,357	5.59	.78	8.77
2009	1,417	81.8	11,448	5.95	.81	8.68
2010	1,455	93.6	11,624	6.62	.81	9.17
2011	1,409	105.5	13,297	7.69	.92	9.88
2012*	$1,423	$108.8	$5,558	7.85%	.78%	7.86%
Peers (Median)*				8.29%	.80%	7.98%

*	As of June 30, 2012 or the six months ended June 30, 2012

AFG created a peer group for NBT. It consisted of the following publicly-traded commercial banks and thrifts.

BancFirst Corporation (OK)	National Penn Bancshares, Inc. (PA)
BBCN Bancorp, Inc. (CA)	Northwest Bancshares, Inc. (PA)
Boston Private Financial Holdings, Inc. (MA)	Provident Financial Services, Inc. (NJ)
Chemical Financial Corporation (MI)	Texas Capital Bancshares, Inc. (TX)
Community Bank System, Inc. (NY)	Trustmark Corporation (MS)
CVB Financial Corp. (Canada)	United Bankshares, Inc. (WV)
Independent Bank Corp. (MA)	WesBanco, Inc. (WV)

The criteria that determined the composition of this peer group is listed below:

•	Total assets between $5 billion and $10 billion

•	Less than 3% of total assets comprised of troubled assets

•	Return on average equity greater than 5% for the trailing twelve months

•	Average daily trading volume greater than 1,000 shares

•	No institution that currently maintains TARP funds was included

The analysis compared publicly-available financial information for NBT and the median financial and market data for the NBT peer group as of and for the last twelve months ended June 30, 2012. AFG also considered a subset of the peer group comprised of institutions that were headquartered in the Northeast. The table below sets forth the data for NBT and the median data for the NBT peer group as of and for the last twelve months ended June 30, 2012 and using stock prices as of October 2, 2012.

NBT	Peer Median	Northeast Median
Assets (in millions)	$5,968	$6,829	$6,829
Tangible Common Equity / Tangible Assets	6.84%	8.42%	7.57%
Return on Average Equity	10.28%	9.00%	8.17%
Net Income / Average Assets	1.00%	.95%	.91%
Efficiency Ratio	64%	57%	57%
Non-performing Assets + 90 days past due / Assets	.79%	1.59%	1.53%
Price / LTM Earnings	13.2	x	14.4	x	14.8	x
Price / Book Value	131%	128%	120%
Price / Tangible Book Value	188%	162%	174%
Price / Total Assets	12.5%	15.1%	14.2%
Dividend Yield	3.63%	3.34%	3.63%

NBT Discounted Dividend Analysis. AFG also conducted a discounted dividend analysis to value NBT’s common shares as of October 7, 2012. Using a discounted dividend analysis, AFG estimated the present value of the future dividend stream that NBT could produce. As a basis for performing this analysis, AFG utilized certain estimated asset growth rates provided by NBT’s management, current balance sheet information and historic earnings performance for NBT. These estimates were based upon various factors and assumptions, many of which are beyond management’s control. These estimates are, by their nature, forward-looking and may differ materially from actual future values or results for the reasons discussed above. Actual future values or results may be significantly more or less favorable than suggested by those estimates. In producing a range of NBT’s estimated per share value, AFG utilized the following assumptions, which were based on AFG’s review of current market conditions and its experience and judgment in valuations as applied to NBT: discount rates ranging from 11% to 13%; and terminal price/earnings multiples ranging from 12x to 14x. AFG’s analysis considered a five-year period. The discounted dividend analysis produced the range of net present values per share of NBT common stock illustrated in the table below:

	Discount Rate
	11%		12%		13%
Discounted Dividends – 14X earnings
Value (in millions)	$768.3		$721.8		$678.6
Per share*	$22.75		$21.45		$20.24
Price to LTM EPS as of 6/30/12	13.8	x	12.9	x	12.2	x
Price as a % of Tangible Book as of 6/30/12	194%		182%		171%

Discounted Dividends – 12X earnings
Value (in millions)	$685.1		$644.3		$606.5
Per share*	$20.42		$19.27		$18.21
Price to LTM EPS as of 6/30/12	12.3	x	11.5	x	10.9	x
Price as a % of Tangible Book as of 6/30/12	173%		162%		153%

*	Assumes 6% asset growth, starting capital of $566.5 million, a 9.49% capital-to-asset ratio, earnings of $55.8 million based on the last twelve months ended June 30, 2012, going forward returns on average assets of 1.10%, shares outstanding of 33,735,786 and 1,863,590 options with a weighted average exercise price of $22.41 per share.

These analyses do not purport to be indicative of actual values or expected values or an appraisal range of the shares of NBT’s common stock. The discounted dividend analysis is a widely used valuation methodology, but AFG noted that it relies on numerous assumptions, including expense savings levels, dividend payout rates, terminal values and discount rates, the future values of which may be significantly more or less than such assumptions. Any variation from these assumptions would likely produce different results.

Stock Trading History. AFG reviewed the history of the publicly-reported trading prices of Alliance and NBT for a three-year period ended October 5, 2012. AFG considered the history in relation to commonly used equity valuation multiples. The table below illustrates AFG’s analysis:

	Stock Price	Price/			Dividend Yield
		LTM Earnings		Tangible Book
NASDAQ: Alliance
10/5/2012*	$39.41	17.0	x	173%	3.15%
6/30/2012*	34.34	14.8		151	3.61
12/30/2011	30.88	11.0		140	4.02
12/31/2010	32.35	13.0		163	3.71
12/31/2009	27.15	12.1		153	4.13

NASDAQ: NBT
10/5/2012*	$22.15	13.8	x	188%	3.61%
6/30/2012*	21.59	13.5		184	3.71
12/30/2011	22.13	12.9		189	3.62
12/31/2010	24.15	14.5		207	3.31
12/31/2009	20.37	13.3		190	3.93

*	Financial data as of June 30, 2012 or for the six months ended June 30, 2012

Alliance Discounted Dividend Analysis. Using a discounted dividend analysis, AFG estimated the present value of the future dividend stream that Alliance could produce. As a basis for performing this analysis, AFG utilized certain earnings per share estimates and growth rates provided by NBT’s management (see “—Nonpublic Financial Projections Provided by Alliance” beginning on page 58). These projections were based upon various factors and assumptions, many of which are beyond management’s control. These projections are, by their nature, forward-looking and may differ materially from actual future values or results for the reasons discussed above. Actual future values or results may be significantly more or less favorable than suggested by those projections. In producing a range of Alliance’s estimated per share value, AFG utilized the following assumptions: discount rates ranging from 10% to 14%; terminal price/earnings multiples ranging from 12x to 14x; and earnings that included estimated savings in Alliance’s non-interest expense equal to 35% in year one following the merger. The discount rates and terminal price/earnings multiples were based on AFG’s review of current market conditions and its experience and judgment in valuations as applied to Alliance, and the estimate of potential cost savings was the result of NBT’s diligence review of Alliance’s corporate operations. AFG’s analysis considered a five-year period. The discounted dividend analysis produced the range of net present values per share of Alliance’s common stock illustrated in the table below:

	Discount Rate
	10%		12%		14%
Stand Alone
Discounted Dividends – 14X earnings
Value (in millions)	$158.5		$148.7		$139.6
Per share*	$33.13		$31.08		$29.18
Price-to-earnings	13.1	x	12.3	x	11.6	x
Price as percent of tangible book	146%		137%		128%

Discounted Dividends – 12X earnings
Value (in millions)	$140.5		$131.9		$124.0
Per share*	$29.36		$27.57		$25.92
Price-to-earnings	11.6	x	10.9	x	10.3	x
Price as percent of tangible book	129%		121%		144%

	Discount Rate
	10%		12%		14%
With Cost Savings**
Discounted Dividends – 14X earnings
Value (in millions)	$239.6		$225.3		$212.0
Per share*	$50.08		$47.09		$44.31
Price-to-earnings	19.9	x	18.7	x	17.6	x
Price as percent of tangible book	220%		207%		195%

Discounted Dividends – 12X earnings
Value (in millions)	$214.5		$201.9		$190.2
Per share*	$44.83		$42.20		$39.75
Price-to-earnings	17.8	x	16.7	x	15.8	x
Price as percent of tangible book	197%		186%		175%

*	Assumes 6% asset growth, starting capital of $146.8 million, a 10.32% capital-to-asset ratio, earnings of $12.1 million based on the last twelve months ended June 30, 2012, going forward returns on average assets of 1.10%, and shares outstanding of 4,784,698.
**	Assumes 35% savings in Alliance’s non-interest expense.

These analyses do not purport to be indicative of actual values or expected values or an appraisal range of the shares of Alliance’s common stock. The discounted dividend analysis is a widely used valuation methodology, but AFG noted that it relies on numerous assumptions, including expense savings levels, dividend payout rates, terminal values and discount rates, the future values of which may be significantly more or less than such assumptions. Any variation from these assumptions would likely produce different results.

Analysis of Selected National Transactions. AFG reviewed the terms of merger transactions announced from January 1, 2009 through October 5, 2012 involving nationwide public banks and thrifts with announced transaction values of greater than $100 million and less than $500 million. AFG deemed these transactions to be reflective of the proposed NBT and Alliance transaction. AFG reviewed the following ratios and multiples: deal value; transaction price to last twelve months earnings per share; transaction price to stated book value; transaction price to stated tangible book value; and transaction price to assets. As illustrated in the following table, AFG compared the proposed merger multiples to the median multiples of the comparable transactions.

			Price/
Acquiror/Seller (Seller State)	Deal Value		LTM Earnings		Book	Tangible Book	Assets
	(In mill.	)
NBT Bancorp/Alliance Financial	$233		19.4	x	156%	211%	16.4%
Berkshire Hills Bancorp, Inc./Beacon Federal Bancorp, Inc. (NY)	130		24.3	x	117%	117%	13.0%
Brookline Bancorp, Inc./ Bancorp Rhode Island, Inc. (RI)	234		23.8		182	201	14.6
Cadence Bancorp, LLC/Encore Bancshares, Inc. (TX)	251		34.7		145	189	16.5
Capital Bank Financial Corp./Southern Community Financial Corp. (NC)	120		32.2		122	122	8.1
Community Bank System, Inc./The Wilber Corporation (NY)	102		13.4		132	140	11.0
Eastern Bank Corp./Wainwright Bank & Trust Co. (MA)	163		23.1		219	221	15.6
IBERIABANK Corp./Cameron Bancshares, Inc. (LA)	135		14.6		174	174	19.1
Investors Bancorp, Inc./Marathon Banking Corp. (NY)	135		23.8		123	151	15.0
People’s United Financial, Inc./Danvers Bancorp, Inc. (MA)	489		30.6		167	188	18.6
Susquehanna Bancshares, Inc./Abington Bancorp, Inc. (PA)	274		35.6		129	129	22.0
Tompkins Financial Corp./VIST Financial Corp. (PA)	109		23.8		77	114	7.3
Union Bankshares Corp./First Market Bank, FSB (VA)	105		—		118	118	8.1
United Bankshares, Inc./Centra Bank, Inc. (WV)	185		23.4		137	154	13.1
Valley National Bancorp/State Bancorp, Inc. (NY)	267		23.3		170	170	16.9
Median (14)	—		23.8	x	135%	153%	14.8%
Min	—		13.4		77	114	7.3
Max	—		35.6		219	221	22.0

Analysis of Selected Regional Transactions. AFG reviewed the terms of merger transactions announced from January 1, 2007 through October 5, 2012 involving public banks and thrifts where the acquired institution was based in New York State excluding the New York City metropolitan area. AFG deemed these transactions to be reflective of the proposed NBT and Alliance transaction. AFG reviewed the following ratios and multiples: deal value; transaction price to last twelve months earnings per share; transaction price to stated book value; transaction price to stated tangible book value; and transaction price to assets. As illustrated in the following table, AFG compared the proposed merger multiples to the median multiples of the comparable transactions.

		Price/
Acquiror/Seller	Deal Value	LTM Earnings		Book	Tangible Book	Assets
	(In mill.)
NBT Bancorp/Alliance Financial	$233	19.4	x	156%	211%	16.4%

2012
Berkshire Hills Bancorp, Inc./Beacon Federal Bancorp, Inc.	$130	24.3	x	117%	117%	13.0%

2010
Community Bank System, Inc./The Wilber Corporation	$102	13.4	x	132%	140%	11.0%
Berkshire Hills Bancorp, Inc./Rome Bancorp, Inc.	73	20.5		120	120	22.2
Chemung Financial Corp./Fort Orange Financial Corp.	29	26.6		130	130	10.6
Millbrook Bank System, Inc./SNB Bancorp, Inc.	6	—		186	186	14.3

2008 & 2009 – none

2007
KeyCorp/U.S.B. Holding Co., Inc.	$586	19.9	x	257%	261%	19.4%
M&T Bank Corporation/Partners Trust Financial Group, Inc.	556	25.7		113	231	14.9
First Niagara Financial Group, Inc./Great Lakes Bancorp	151	—		113	113	17.0
National Bank of Delaware County/The National Bank of Stamford	22	31.4		149	151	23.4
Watertown Savings Bank/Northern New York Bancorp, Inc.	19	44.8		234	234	20.2
Community Bank System/Tupper Lake National Bank	18	33.1		219	242	17.0

Median Since 2009(5)	—	22.4	x	130%	130%	13.0%
Median In 2007(6)	—	31.4		184	233	18.2

Financial Impact Analysis. AFG analyzed certain potential pro forma effects of the merger, assuming the following: (1) the merger is completed at the end of the second quarter of 2013; (2) earnings projections prepared by Alliance management for the years ending December 31, 2012 through 2014 as adjusted by NBT’s management as a result of their diligence review of Alliance for net cost savings, certain purchase accounting adjustments consisting of a 1% credit mark against Alliance’s loan portfolio and additional marks on securities, borrowings and time deposits, and other restructuring impacts; (3) NBT estimated cost savings of 35% of Alliance’s annual non-interest expense; (4) pre-tax transaction costs and expenses of approximately $15.2 million; (5) a core deposit intangible of approximately 1% of core deposits; and (6) opportunity cost of cash of 3%.

For each of the years 2013 and 2014, AFG compared the projected earnings per share of NBT common stock on a stand-alone basis to the EPS, on the basis of accounting principles generally accepted in the United States, or GAAP, of the combined company common stock using the foregoing assumptions. For purposes of this analysis, AFG used NBT earnings per share on a stand-alone basis of $1.64 for 2013 based on analyst estimates and applied an assumed 4% growth rate thereafter based on discussions with NBT management.

The following table sets forth the results of the analysis:

GAAP Basis Accretion
2013 Estimated EPS	$0.04
2014 Estimated EPS	$0.10

The analyses indicated that the merger would be accretive to NBT’s projected 2013 and 2014 earnings per share. The actual results achieved by NBT or the combined company may vary from analyst estimates, assumed growth rates or projected results and the variations may be material.

AFG compared the estimated tangible book value, or TBV, per share of NBT to the estimated pro forma tangible book value of the combined company using the foregoing assumptions.

The following table sets forth the results of the analysis:

TBV Per Share
NBT stand alone	$11.76
Pro forma	$11.09

Information Regarding AFG. With regard to AFG’s services in connection with the merger, NBT will pay an advisory fee equal to $475,000, of which $20,000 was payable upon execution by NBT of the engagement letter with AFG, $122,500 was payable upon execution of the merger agreement by NBT and Alliance, and $332,500 is contingent upon the consummation of the merger. In addition, NBT has agreed to reimburse AFG for its reasonable out-of-pocket expenses, including the fees and disbursements of AFG’s legal counsel, which will not exceed $15,000 without NBT’s prior consent. NBT has also agreed to indemnify AFG and related persons against certain liabilities, including liabilities under the federal securities laws, incurred in connection with its services.

For the two years preceding the date of its opinion delivered to the board of directors of NBT, AFG has not been retained by either NBT or Alliance for financial advisory or investment banking services.

NBT’s and NBT Bank’s Board of Directors After the Merger

Immediately following the effective time of the merger, NBT will expand the size of its board of directors by three seats and designate Jack H. Webb, the current Chairman, Chief Executive Officer and President of Alliance, and two other members of the Alliance board of directors, each of whom meets the qualifications for directors as set forth in NBT’s bylaws and is mutually agreed upon by NBT and Alliance, to serve on the NBT board of directors. The designees shall be appointed to NBT’s board of directors in a manner such that the classes of the NBT board of directors are as nearly equal in number as possible with Mr. Webb being elected to the eligible class of directors that has the longest remaining term as of the time of such election. The designees to NBT’s board of directors shall also be appointed to the board of directors of NBT Bank effective immediately following the effective time of the merger.

Bank Merger

The merger agreement provides that as soon as practicable after the consummation of the merger, Alliance Bank shall be merged with and into NBT Bank. NBT has caused NBT Bank, and Alliance has caused Alliance Bank, to enter into an agreement and plan of merger providing for such bank merger. NBT Bank shall be the surviving entity in the bank merger and shall continue in its corporate existence.

Material U.S. Federal Income Tax Consequences of the Merger

The following is a general summary of material United States federal income tax consequences of the merger of NBT and Alliance. The federal income tax laws are complex and the tax consequences of the merger may vary depending upon each shareholder’s individual circumstances or tax status. The following discussion is based upon current provisions of the Code, existing temporary and final regulations under the Code and current administrative rulings and court decisions, all of which are subject to change, possibly on a retroactive basis. No attempt has been made to comment on all United States federal income tax consequences of the merger that may be relevant to Alliance shareholders. The tax discussion set forth below is included for general information only. It is not intended to be, nor should it be construed to be, legal or tax advice to a particular Alliance shareholder.

The following discussion may not apply to particular categories of holders of shares of Alliance common stock subject to special treatment under the Code, such as insurance companies, financial institutions, broker-dealers, tax-exempt organizations, individual retirement and other tax-deferred accounts, banks, persons subject to the alternative minimum tax, persons who hold Alliance capital stock as part of a straddle, hedging or conversion transaction, persons whose functional currency is other than the United States dollar, persons eligible for tax treaty benefits, foreign corporations, foreign partnerships and other foreign entities, individuals who are not citizens or residents of the United States and holders whose shares were acquired pursuant to the exercise of an employee stock option or otherwise as compensation. This discussion assumes that holders of shares of Alliance common stock hold their shares as capital assets. The following discussion does not address state, local or foreign tax consequences of the merger. You are urged to consult your tax advisors to determine the specific tax consequences of the merger, including any state, local or foreign tax consequences of the merger.

Tax Consequences of the Merger Generally. NBT has received an opinion from Goodwin Procter LLP and Alliance has received an opinion from Hogan Lovells US LLP, each dated as of the same date as this registration statement was filed with the SEC, to the effect that the merger will qualify as a reorganization under Section 368(a) of the Code. The tax opinions received by NBT and Alliance are based on certain representations, covenants, and assumptions, as described below, all of which must continue to be true and accurate in all material respects as of the effective time of the merger. It is also a condition to the obligation of each of NBT and Alliance to complete the merger that their respective tax counsel confirm its opinion as of the closing date of the merger. Neither NBT nor Alliance intends to waive this condition. If any of the representations, covenants, or assumptions relied upon by tax counsel is inaccurate, tax counsel may not be able to provide the required closing date opinions or the tax consequences of the merger could differ from those described below. An opinion of counsel neither binds the Internal Revenue Service, the IRS, nor precludes the IRS or the courts from adopting a contrary position. Neither NBT nor Alliance intends to obtain a ruling from the IRS regarding the tax consequences of the merger.

Based on the tax opinions described above, the anticipated material United States federal income tax consequences of the merger are as follows:

•	no gain or loss will be recognized by NBT or Alliance as a result of the merger;

•	no gain or loss will be recognized by an Alliance shareholder on the exchange, except to the extent the shareholder receives cash in lieu of a fractional share of NBT common stock;

•

the aggregate tax basis in the NBT common stock received by an Alliance shareholder pursuant to the merger will equal that shareholder’s aggregate tax basis in the shares of Alliance common stock being exchanged, reduced by any amount allocable to a fractional share of NBT common stock for which cash is received;

•	the holding period of NBT common stock received by an Alliance shareholder in the merger will include the holding period of the shares of Alliance common stock being exchanged; and

•

although no fractional shares of NBT common stock will be issued in the merger, an Alliance shareholder who receives cash in lieu of such a fractional share will be treated as having received that fractional share pursuant to the merger and then as having exchanged such fractional share for cash in a redemption by NBT. An Alliance shareholder will generally recognize capital gain or loss on such a deemed redemption of the fractional share in an amount determined by the excess of the amount of cash received and the shareholder’s tax basis in the fractional share. Any capital gain or loss will be long-term capital gain or loss if the Alliance common stock was held for more than one year.

For purposes of the above discussion of the bases and holding periods for shares of Alliance common stock and NBT common stock, Alliance shareholders who acquired different blocks of Alliance common stock at different times for different prices must calculate their basis, gains and losses, and holding periods separately for each identifiable block of such stock exchanged, converted, cancelled or received in the merger.

Backup Withholding. Payments of cash to an Alliance shareholder pursuant to the merger are subject to information reporting and may, under certain circumstances, be subject to backup withholding unless such shareholder provides NBT with its taxpayer identification number and otherwise complies with the backup withholding rules. Any amounts withheld from payments to an Alliance shareholder under the backup withholding rules are not additional tax and generally will be allowed as a refund or credit against the Alliance shareholders’ federal income tax liability, provided that the Alliance shareholder timely furnishes the required information to the Internal Revenue Service.

Reporting Requirements. Alliance shareholders who receive NBT common stock as a result of the merger will be required to retain records pertaining to the merger and Alliance shareholders who hold at least 5% of the outstanding Alliance common stock immediately before the merger will be required to file with their United States federal income tax return for the year in which the merger takes place a statement setting forth certain facts relating to the merger.

This summary does not address tax consequences that may vary with, or are contingent on, individual circumstances. Moreover, it does not address any non-income tax or any foreign, state or local tax consequences of the merger. Tax matters are very complicated, and the tax consequences of the merger to you will depend upon the facts of your particular situation. Accordingly, we strongly urge you to consult with a tax advisor to determine the particular federal, state, local and foreign income and other tax consequences to you of the merger.

Regulatory Approvals Required for the Merger

NBT must seek the prior written approval of the FRB, pursuant to Sections 3(a)(3) and 3(a)(5) of the Bank Holding Company Act of 1956, as amended, or the BHCA, to merge with Alliance and thereby acquire control of Alliance’s wholly owned subsidiary, Alliance Bank. NBT expects to file the above-described application on Form FR Y-3 in December 2012.

The FRB generally will not approve any transaction that would result in a monopoly or that would further a combination or conspiracy to monopolize banking in the United States. The FRB also may not approve a transaction that could substantially lessen competition in any section of the country, that would tend to create a monopoly in any section of the country, or that would be in restraint of trade. However, the FRB may approve any such transaction if it determines that the public interest in meeting the convenience and needs of the community served clearly outweigh the anticompetitive effects of the proposed transaction. The FRB is also required to consider the financial and managerial resources and future prospects of the bank holding companies and banks concerned, as well as the convenience and needs of the community to be served, the effectiveness of NBT and Alliance in combating money laundering activities, and the extent to which the proposed transaction would result in greater or more concentrated risks to the stability of the United States banking or financial system. The consideration of convenience and needs includes the parties’ performance under the Community Reinvestment Act of 1977. Consideration of financial resources generally focuses on capital adequacy.

NBT and Alliance may not complete the merger before 30 calendar days following the FRB’s approval of the merger or, if the FRB has not received any adverse comments from the Attorney General of the United States concerning the competitive effect of the merger, such shorter period of time as the FRB may permit that does not end sooner than 15 calendar days following the FRB’s approval. During this waiting period, the Attorney General may, but is not expected to, commence an action to stay the effectiveness of the FRB’s approval and prevent the merger. The FRB or the Attorney General may challenge the merger on competitive grounds, and may require NBT to divest certain of its banking subsidiaries’ branches in order to complete the merger. The level of divestitures that the FRB and the Attorney General may require might be unacceptable. In addition, the

FRB may require Alliance to divest certain of its non-bank subsidiaries before NBT may acquire Alliance or require NBT to commit to divest such non-bank subsidiaries subsequent to the merger. Such divestures could delay the date of completion of the merger or may diminish the benefits of the merger.

In addition, the merger of Alliance Bank with and into NBT Bank requires the approval of the OCC.

Certain Litigation

Three plaintiffs filed purported class action lawsuits against Alliance, Alliance’s directors and NBT in connection with the proposed merger. All three purported class actions were brought in the Supreme Court of the State of New York, in the County of Onondaga, and are captioned Oughterson v. Alliance Financial Corporation, et al. (No. 2012EF73, filed October 11, 2012), Stanard v. Alliance Financial Corporation, et al. (No. 2012EF75, filed October 22, 2012) and The Wire Family Trust of 1997 v. Alliance Financial Corporation et al. (No. 2012-5950, filed November 1, 2012). The lawsuits allege that the Alliance directors breached their fiduciary duties to Alliance’s shareholders by seeking to sell Alliance through an allegedly unfair process and for an unfair price and on unfair terms, and that Alliance and NBT aided and abetted that breach. The lawsuits seek, among other things, equitable relief that would enjoin the merger, damages, and attorneys’ fees and costs. The plaintiffs also seek rescission of the merger (to the extent it has already been completed at the time that the court grants any relief).

Accounting Treatment of the Merger

The merger will be accounted for using the purchase method of accounting with NBT treated as the acquiror. Under this method of accounting, Alliance’s assets and liabilities will be recorded by NBT at their respective fair values as of the closing date of the merger and added to those of NBT. Any excess of purchase price over the net fair values of Alliance’s assets and liabilities will be recorded as goodwill. Any excess of the fair value of Alliance’s net assets over the purchase price will be recognized in earnings by NBT on the closing date of the merger. Financial statements of NBT issued after the merger will reflect these values, but will not be restated retroactively to reflect the historical financial position or results of operations of Alliance prior to the merger. The results of operations of Alliance will be included in the results of operations of NBT beginning on the effective date of the merger.

Appraisal Rights

Under New York law, holders of Alliance common stock will not be entitled to exercise any dissenters’ or appraisal rights in connection with the merger or any other matter being presented to them.

Restrictions on Sales of Shares by Certain Affiliates

The shares of NBT common stock to be issued in the merger will be freely transferable under the Securities Act, except for shares issued to any stockholder who is an “affiliate” of NBT as defined by Rule 144 under the Securities Act. Affiliates consist of individuals or entities that control, are controlled by, or are under common control with NBT and include the executive officers and directors of NBT and may include significant stockholders of NBT.

Stock Exchange Listing

Following the merger, the shares of NBT common stock will continue to trade on the NASDAQ Global Select Market under the symbol “NBTB.”

Delisting and Deregistration of Alliance Common Stock after the Merger

When the merger is completed, the Alliance common stock currently listed on the NASDAQ Global Select Market will be delisted from the NASDAQ Global Select Market and will be deregistered under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

PROPOSAL II—ADVISORY (NON-BINDING) VOTE ON GOLDEN PARACHUTE COMPENSATION

In accordance with Section 14A of the Exchange Act, Alliance is providing its shareholders with the opportunity to cast an advisory vote on the compensation that may be payable to its named executive officers in connection with the merger. As required by those rules, Alliance is asking its shareholders to vote on the adoption of the following resolution:

“RESOLVED, that the shareholders of Alliance Financial Corporation approve, on an advisory (non-binding) basis, the agreements for and compensation to be paid to Alliance’s named executive officers in connection with the merger with NBT Bancorp Inc., as disclosed below under the caption ‘Golden Parachute Compensation for Alliance’s Named Executive Officers.”

The approval of the golden parachute compensation proposal is not a condition to the merger and is a vote separate and apart from the vote to adopt and approve the merger agreement. Accordingly, you may vote to approve the golden parachute compensation payable to the named executive officers of Alliance in connection with the merger and vote not to adopt the merger agreement and vice versa. In addition, because the vote on golden parachute compensation is advisory in nature only, it will not be binding on Alliance. Accordingly, because Alliance is contractually obligated to pay the compensation, such compensation will be payable, subject only to the conditions applicable to such payment, if the merger is completed and regardless of the outcome of the advisory vote.

The approval by a majority of the votes cast at the special meeting by the holders of shares present and entitled to vote on this proposal will be required to approve the advisory resolution on the golden parachute compensation. An abstention, a broker non-vote or the failure to submit a proxy card or vote in person will not affect whether this proposal has been approved.

Recommendation of the Alliance Board of Directors

The Alliance board of directors unanimously recommends that you vote “FOR” the approval, on an advisory (non-binding) basis, of the golden parachute compensation payable to the named executive officers of Alliance in connection with the merger.

Golden Parachute Compensation for Alliance’s Named Executive Officers

The following table sets forth the information required by Item 402(t) of Regulation S-K promulgated by the SEC, regarding certain compensation that each of Alliance’s named executive officers may receive that is based on, or that otherwise relates to, the merger. The figures in the table are estimated based on compensation levels as of the date of this document and an assumed effective date of October 31, 2012 (the latest practicable date prior to the filing of this joint proxy statement/prospectus) for both the merger and, where applicable, termination of the executive’s employment. The amounts reported below are estimates based on multiple assumptions that may or may not actually occur or be accurate on the relevant date, including assumptions described in this document, and do not reflect certain compensation actions that will likely occur before the completion of the merger (such as the payment of 2012 bonuses or pro-rated bonuses for calendar year 2013). As required by applicable SEC rules, all amounts below determined using the per share value of Alliance common stock have been calculated based on a per share price of Alliance common stock of $45.76 (the average closing market price of Alliance common stock over the first five business days following the public announcement of the merger on October 8, 2012). As a result of the foregoing assumptions, the actual amounts, if any, to be received by a named executive officer may materially differ from the amounts set forth below.

Name	Cash ($)		Equity(1) ($)	Pension/NQDC(2) ($)	Perquisites/Benefits ($)		Other(3) ($)	Total ($)
Jack H. Webb	1,911,631	(4)	711,614	—	—		168	2,623,413
John H. Watt, Jr.	775,850	(5)	419,619	7,672	30,000	(6)	87	1,233,228
J. Daniel Mohr	777,750	(7)	388,868	7,032	13,000	(6)	87	1,186,737
James W. Getman	369,000	(8)	275,338	6,350	29,000	(9)	52	679,740
Steven G. Cacchio	365,000	(8)	292,498	5,584	47,200	(9)	57	710,339

(1)	Each named executive officer holds unvested restricted stock awards that will accelerate immediately prior to the closing date of the merger. These are single-trigger change-in-control arrangements. The amount shown in the table is based upon the following holdings of restricted stock as of October 31, 2012: (A) 15,551 shares for Mr. Webb; (B) 9,170 shares for Mr. Watt; (C) 8,498 shares for Mr. Mohr; (D) 6,017 shares for Mr. Getman; and (E) 6,392 shares for Mr. Cacchio.
(2)	This amount represents the amount of the executive’s deferred bonus under the Executive Incentive Retirement Program. This is a single-trigger change-in-control arrangement.
(3)	The amount shown represents the increase in the present value of the payments under the short-term incentive compensation plan for calendar year 2012, which will be paid approximately two months prior to Alliance’s usual payout date, using IRS discount rates for October 2012.
(4)	This amount represents a lump sum payment (subject to reduction to the extent this payment would be an “excess parachute payment” within the meaning of Sections 280G and 4999 of the Internal Revenue Code) to be paid following the closing under the terms of Mr. Webb’s employment agreement with NBT. This payment would have otherwise been triggered if Mr. Webb’s employment was terminated in connection with the merger under his employment agreement with Alliance. This is a single-trigger change-in-control arrangement. Under Mr. Webb’s employment agreement with NBT, he is also entitled to severance if he is terminated without “cause” or resigns for “good reason” following the merger but during the term of the employment agreement. As the employment agreement is with NBT and the possible severance under the employment agreement does not relate to the merger, the amount of this severance is not included in the table above.
(5)	This amount represents the sum of (A) a lump sum payment of $725,850 to be paid upon termination of Mr. Watt’s employment upon the closing of the merger under the terms of a settlement agreement with Alliance and NBT, and (B) a lump sum payment of $50,000, which is an estimate of a discretionary bonus amount to be allocated to Mr. Watt and paid upon the closing of the merger. The payment represented by clause (A) of the prior sentence is a double-trigger change-in-control arrangement, although it is expected that Mr. Watt’s employment will be terminated immediately upon the closing, and the payment represented by clause (B) of the prior sentence is a single-trigger change-in-control arrangement.
(6)	This amount represents the estimated fair value of the company-provided automobile that will be transferred to the executive under the terms of the settlement agreement with such executive. This is a double-trigger change-in-control arrangement, although it is expected that Messrs. Watt’s and Mohr’s employment will be terminated immediately upon the closing.
(7)	This amount represents the sum of (A) a lump sum payment of $677,570 to be paid upon termination of Mr. Mohr’s employment upon the closing of the merger under the terms of a settlement agreement with Alliance and NBT, and (B) a lump sum payment of $100,000, which is an estimate of a discretionary bonus amount to be allocated to Mr. Mohr and paid upon the closing of the merger. The payment represented by clause (A) of the prior sentence is a double-trigger change-in-control arrangement, although it is expected that Mr. Mohr’s employment will be terminated immediately upon the closing, and the payment represented by clause (B) of the prior sentence is a single-trigger change-in-control arrangement.
(8)	This amount represents the sum of (A) a lump sum severance payment of $344,000 to Mr. Getman and $340,000 to Mr. Cacchio, which represents 200% of the executive’s annual base salary if the executive is terminated without “cause” or resigns for “good reason” within 24 months following the merger (estimated based upon the executive’s current annual base salary), to be paid under the terms of the executive’s change of control agreement with Alliance, and (B) a lump sum payment of $25,000, which is an estimate of a discretionary bonus amount to be allocated to each of Messrs. Getman and Cacchio and paid upon the closing of the merger. The payment represented by clause (A) of the prior sentence is a double-trigger change-in-control arrangement, and the payment represented by clause (B) of the prior sentence is a single-trigger change-in-control arrangement.
(9)	This amount represents the sum of (A) $9,000 and $27,200 for Messrs. Getman and Cacchio, respectively, which is the estimated cost for 24 months of continuing health insurance premiums, which represents a 5.8% and 5.1% increase in premiums for 2012 and 2013, respectively, and (B) $20,000, which represents the estimated value of the company-provided automobile that will be transferred to each of Messrs. Getman and Cacchio upon the termination of the executive’s employment. Both payments are double-trigger change-in-control arrangements that will be provided if the executed is terminated without “cause” or resigns for “good reason” within 24 months following the merger under the terms of the executive’s change of control agreement with Alliance.

THE MERGER AGREEMENT

This section of the document describes the material terms of the merger agreement. The following summary is qualified in its entirety by reference to the complete text of the merger agreement, which is incorporated in this joint proxy statement/prospectus by reference and attached as Annex A to this joint proxy statement/prospectus. This summary may not contain all of the information about the merger agreement that may be important to you. You are urged to read the full text of the merger agreement. The merger agreement contains customary representations and warranties of NBT and Alliance made to each other as of specific dates. The assertions embodied in those representations and warranties were made solely for purposes of the contract between NBT and Alliance and are not intended to provide factual, business, or financial information about NBT or Alliance. Moreover, some of those representations and warranties may not be accurate or complete as of any specified date, may be subject to a contractual standard of materiality different from those generally applicable to stockholders or different from what a stockholder might view as material, may have been used for purposes of allocating risk between NBT and Alliance rather than establishing matters as facts, may have been qualified by certain disclosures not reflected in the merger agreement that were made to the other party in connection with the negotiation of the merger agreement and generally were solely for the benefit of the parties to that agreement.

Structure

Subject to the terms and conditions of the merger agreement, and in accordance with the Delaware General Corporation Law and the New York Business Corporation Law, at the completion of the merger, Alliance will merge with and into NBT. NBT will be the surviving corporation in the merger and will continue its corporate existence under the laws of the State of Delaware. Upon completion of the merger, the separate corporate existence of Alliance will terminate.

Each share of NBT common stock that is issued and outstanding at the effective time of the merger will remain issued and outstanding as one share of common stock of NBT, and each share of Alliance common stock issued and outstanding at the effective time of the merger (other than stock held by Alliance or NBT) will be converted into the right to receive 2.1779 shares of NBT common stock (together with the associated stock purchase rights which are attached to, and trade with, NBT common stock), as described below. See “—Consideration to be Received in the Merger.”

The certificate of incorporation of NBT will be the certificate of incorporation of the combined company, and the bylaws of NBT will be the bylaws of the combined company. See “Comparison of Stockholder Rights” beginning on page 97.

The merger agreement provides that NBT may change the method of effecting the business combination between NBT and Alliance. However, no such change may (A) alter or change the amount of merger consideration to be issued to Alliance shareholders under the merger agreement, (B) reasonably be expected to materially impede or delay consummation of the merger, (C) adversely affect the federal income tax treatment of the Alliance shareholders in connection with the merger, or (D) require submission to or approval by Alliance’s shareholders after such shareholders have approved the plan of merger as set forth in the merger agreement.

Effective Time and Timing of Closing

The merger will be completed and become effective when NBT and Alliance execute and file certificates of merger with the Secretary of State of the State of Delaware and the Department of State of the State of New York. However, NBT and Alliance may agree to a later time for completion of the merger and specify that time in the certificate of merger in accordance with Delaware and New York law. The closing of the merger will take place (A) on a date specified by both parties, which shall be no later than five business days after the conditions to the closing of the merger (other than conditions to be satisfied at the closing) have been satisfied or waived,

(B) at NBT’s election, on the last business day of the month in which such conditions to the closing of the merger have been satisfied, (C) if such conditions are satisfied in the second half of a fiscal quarter of NBT, at NBT’s election, on the last business day of such fiscal quarter, or (D) on such other date as NBT and Alliance may agree.

NBT and Alliance anticipate that the merger will be completed in early 2013. However, completion of the merger could be delayed if there is a delay in obtaining the required regulatory approvals or in satisfying any other conditions to the merger. There can be no assurances as to whether, or when, NBT and Alliance will obtain the required approvals or complete the merger.

NBT’s and NBT Bank’s Board of Directors After the Merger

Immediately following the effective time of the merger, NBT will expand the size of its board of directors by three seats and designate Jack H. Webb, the current Chairman, President, and Chief Executive Officer of Alliance, and two other members of the Alliance board of directors, each of whom meets the qualifications for directors as set forth in NBT’s bylaws and is mutually agreed upon by NBT and Alliance. The designees shall be appointed to NBT’s board of directors in a manner such that the classes of the NBT board of directors are as nearly equal in number as possible. The designees shall also be appointed to the board of directors of NBT Bank effective immediately following the effective time of the merger.

Bank Merger

The merger agreement provides that as soon as practicable after the consummation of the merger, Alliance Bank shall be merged with and into NBT Bank, subject to all required regulatory approvals. As soon as practicable after the execution of the merger agreement, NBT shall cause NBT Bank, and Alliance shall cause Alliance Bank, to enter into an agreement and plan of merger providing for such bank merger. NBT Bank shall be the surviving entity in the bank merger and shall continue its corporate existence.

Consideration to be Received in the Merger

Upon completion of the merger, each outstanding share of Alliance common stock (other than stock held by Alliance or NBT) will be converted into the right to receive 2.1779 shares of NBT common stock (together with the associated stock purchase rights which are attached to, and trade with, NBT common stock).

No fractional shares of NBT common stock will be issued to any holder of Alliance common stock upon completion of the merger. For each fractional share that would otherwise be issued, NBT will pay each shareholder cash (without interest) in an amount equal to the fractional share interest to which such shareholder would otherwise be entitled multiplied by the average of the daily closing prices of NBT common stock during the regular session of NBT common stock on NASDAQ for the five consecutive trading days ending on the third business day immediately prior to the closing date, rounded to the nearest whole cent.

Stock-Based Awards

Under the terms of the merger agreement, at the effective time of the merger, all restricted stock awards that are outstanding immediately prior to the effective time that were granted under Alliance’s stock plans will fully vest, and all of the related shares will be treated as outstanding Alliance shares for all purposes under the merger agreement, including for purposes of the holders’ right to receive the same merger consideration that all other shares of Alliance common stock are entitled to receive in the merger as described above under “—Consideration to be Received in the Merger.”

Deferred Compensation Plans

Without any action of any participant in any Alliance stock-based deferred compensation plan, all amounts held in participant accounts and denominated in Alliance common stock will be converted into the number of shares of NBT common stock that is equal to the number of shares of Alliance common stock immediately prior to the effective time multiplied by 2.1779.

Dividend Reinvestment Plan

Prior to the effective time of the merger, Alliance will suspend purchases of Alliance common stock under its dividend reinvestment plan and will terminate the plan and distribute all shares of Alliance common stock and cash held in each participant’s plan account in accordance with the terms of the dividend reinvestment plan.

Exchange of Certificates; Dividends

On or before the closing date of the merger, NBT will cause to be delivered to the exchange agent (which will be a bank or trust company selected by NBT and reasonably satisfactory to Alliance), certificates representing the shares of NBT common stock to be issued in the merger and cash to be paid in lieu of fractional shares of Alliance common stock.

As soon as practicable following the effective time of the merger, the exchange agent will mail to each Alliance shareholder of record at the effective time of the merger a letter of transmittal and instructions for use in surrendering the shareholder’s Alliance stock certificates. When such Alliance shareholders deliver their Alliance stock certificates to the exchange agent along with a properly completed and duly executed letter of transmittal and any other required documents, their Alliance stock certificates will be cancelled and in exchange they will receive, as allocated to them:

•	a NBT stock certificate representing the number of whole shares of NBT common stock that they are entitled to receive under the merger agreement; and

•	a check representing the amount of cash that they are entitled to receive in lieu of any fractional shares.

Alliance shareholders are not entitled to receive any dividends or other distributions on NBT common stock with a record date after the merger until they have surrendered their Alliance stock certificates in exchange for a NBT stock certificate. After the surrender of their Alliance stock certificates, Alliance shareholders of record will be entitled to receive any dividend or other distribution, without interest, which had become payable with respect to their NBT common stock.

NBT will issue a stock certificate for NBT common stock or a check for cash in lieu of a fractional share in a name other than the name in which a surrendered Alliance stock certificate is registered only if the exchange agent is presented with all documents required to show and effect the unrecorded transfer of ownership, together with evidence that any applicable stock transfer taxes have been paid.

Representations and Warranties

The merger agreement contains representations and warranties made by and to NBT and Alliance. The statements embodied in those representations and warranties were made for purposes of the contract between NBT and Alliance and are subject to important qualifications and limitations agreed to by NBT and Alliance in connection with negotiating its terms. In addition, certain representations and warranties were made as of a specified date, may be subject to contractual standards of materiality different from what may be viewed as material to stockholders, or may have been used for the purpose of allocating risk between NBT and Alliance rather than establishing matters as facts. For the foregoing reasons, you should not rely on the representations and warranties as statements of factual information. Third parties are not entitled to the benefits of the representations and warranties in the merger agreement.

Each of NBT and Alliance has made representations and warranties to the other regarding, among other things:

•	due organization, good standing and authority;

•	capitalization;

•	corporate power;

•	corporate authority;

•	no violation or breach of certain organizational documents, agreements and governmental orders;

•	absence of consent or approval of any third party or governmental authority;

•	corporate records;

•	compliance with laws;

•	litigation and regulatory action;

•	SEC documents, financial reports, and regulatory reports;

•	absence of certain changes or events;

•	taxes and tax returns;

•	employee benefit plans;

•	labor matters;

•	environmental matters;

•	regulatory capitalization;

•	loans and nonperforming and classified assets;

•	investment securities;

•	Community Reinvestment Act, anti-money laundering and customer information security compliance;

•	brokers; and

•	deposit insurance.

In addition, Alliance has made other representations and warranties about itself to NBT as to:

•	subsidiaries;

•	insurance;

•	intellectual property;

•	material agreements and defaults;

•	property and leases;

•	inapplicability of takeover laws;

•	investment management and related activities;

•	derivative transactions;

•	repurchase agreements;

•	transactions with affiliates; and

•	the receipt of a fairness opinion from its financial advisor.

The representations and warranties of each of NBT and Alliance will expire upon the effective time of the merger. The representations and warranties in the merger agreement are complicated and not easily summarized. You are urged to carefully read Articles III and IV of the merger agreement attached to this joint proxy statement/prospectus as Annex A.

Conduct of Business Pending the Merger

Conduct of Business of Alliance Pending the Merger. Under the merger agreement, Alliance has agreed that, until the effective time of the merger or the termination of the merger agreement, Alliance and its subsidiaries will not, except as expressly permitted by the merger agreement or with the prior written consent of NBT (which consent NBT will not unreasonably withhold):

•	conduct its business other than in the ordinary and usual course consistent with past practice;

•

fail to use reasonable best efforts to preserve intact its business organizations and assets, and maintain its rights, franchises, and existing relations with customers, suppliers, employees and business associates;

•

take any action that would reasonably be expected to adversely affect the ability of either Alliance or NBT to obtain any necessary regulatory approval required to complete the transactions contemplated by the merger agreement or adversely affect Alliance’s ability to perform any of its material obligations under the merger agreement;

•

issue, sell or otherwise permit to become outstanding, or authorize the creation of, any securities or equity equivalents or enter into any agreement with respect to the foregoing, except with respect to stock based awards outstanding on the date of the merger agreement;

•	accelerate the vesting of any existing stock-based awards;

•	effect a split, dividend, recapitalization or reclassification of its capital stock;

•	directly or indirectly combine, redeem, reclassify, purchase or otherwise acquire, any shares of its stock;

•

declare or pay any dividend or other distribution on its capital stock other than: (A) dividends paid by wholly owned subsidiaries to Alliance or any other wholly owned subsidiary of Alliance; or (B) regular quarterly cash dividends not to exceed the rate paid during the fiscal quarter immediately preceding the date of the merger agreement;

•

enter into or amend any employment, severance or similar agreement or arrangement with any director, officer, employee or consultant, grant any salary or wage increase, increase any employee benefit, or make any incentive or bonus payments, except for (A) normal merit increases in the ordinary course of business consistent with past practice not to exceed an aggregate increase of more than three percent from the aggregate amount paid in 2012, (B) as may be required by law, (C) to satisfy existing contractual obligations or (D) for certain bonus payments for 2012 and 2013;

•

enter into, establish, adopt, or amend any benefit plans or any agreement, arrangement, plan or policy between Alliance and any of its directors, officers or employees, except as required by law or to satisfy existing contractual obligations;

•

hire or terminate the employment of any officer, member of senior management or other key employee, elect to any office any person who is not a member of Alliance’s management team as of the date of the merger agreement or elect to the Alliance or Alliance Bank board of directors any person who is not a member of the Alliance or Alliance Bank board of directors as of the date of the merger agreement;

•

sell, transfer, mortgage, encumber or otherwise dispose of or discontinue any of Alliance’s assets, deposits, business or properties except in the ordinary course of business consistent with past practice and in a transaction, that, together with all other such transactions, is not material to Alliance and its subsidiaries taken as a whole;

•	amend its articles of incorporation or bylaws;

•

acquire all or any portion of the assets, business, securities, deposits or properties of any other entity, other than by way of foreclosures or acquisitions of control in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary course of business consistent with past practice;

•

make any capital expenditures other than capital expenditures in the ordinary course of business consistent with past practice in amounts not to exceed $50,000 individually or $100,000 in the aggregate;

•	enter into or terminate any material agreement, amend or modify in any material respect any existing material agreement, or waive any rights under any material agreement;

•

enter into any settlement or similar agreement with respect to any action, suit, proceeding, order or investigation to which Alliance or any of its subsidiaries is a party, or waive or release any material rights or claims, or agree or consent to the issuance of any injunction, decree, order or judgment restricting or otherwise affecting its business or operations in any material respect;

•	enter into any new material line of business;

•

change its material lending, investment, underwriting, risk and asset liability management or other material banking and operating policies, except as required by applicable law, regulation or policies imposed by any regulatory authority;

•	introduce any material new products or services, any material marketing campaigns or any material new sales compensation or incentive programs or arrangements;

•	file any application or make any contract with respect to branching or site location or branching or site relocation;

•	enter into any derivative transactions;

•

incur, modify, extend or renegotiate any indebtedness for borrowed money (other than deposits, federal funds purchased, Federal Home Loan Bank advances, and securities sold under agreements to repurchase, in each case in the ordinary course of business consistent with past practice);

•	prepay any indebtedness or other similar arrangements so as to cause Alliance or any of its subsidiaries to incur any prepayment penalty;

•	assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other person, other than in the ordinary course of business consistent with past practice;

•

acquire (other than by way of foreclosures or acquisitions in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary course of business consistent with past practice) any debt security or equity investment of a type or in an amount that is not permissible for a national bank or any other debt security other than in the ordinary course of business consistent with past practice, or restructure or materially change its investment securities portfolio or its interest rate risk position, through purchases, sales or otherwise, or in the manner in which the portfolio is classified;

•

make or acquire any new loan or issue new commitments for any loan in excess of $2,000,000, or renegotiate, renew, increase or modify any existing loan in excess of $5,000,000; provided, however, that no such action shall be taken with respect to any classified loans with a balance in excess of $500,000 and that the loan thresholds shall refer to the amount of all loans to any one borrower or related borrowers in the aggregate, as defined in Alliance’s credit policies;

•

make any investment or commitment to invest in real estate or in any real estate development project, other than by way of foreclosure or acquisitions in a bona fide fiduciary capacity or in satisfaction of a debt previously contracted in good faith, in each case, in the ordinary course of business consistent with past practice;

•

foreclose on or take a deed or title to any real estate other than one-to-four family residential properties without first conducting a Phase I environmental assessment of the property, or foreclose or take a deed or title to any real estate if such environmental assessment indicates the presence of hazardous material;

•	change its accounting principles, practices or methods other than as may be required by changes in laws or regulations or by generally accepted accounting principles;

•

make or change any tax election, change an annual accounting period, adopt or change any accounting method, file any amended tax return, fail to timely file any tax return, enter into any closing agreement, settle or compromise any liability with respect to taxes, agree to any adjustment of any tax attribute, surrender any right to claim a refund of taxes, consent to any extension or waiver of the limitation period applicable to any tax claim or assessment, or take any other similar action relating to the filing of any tax return or the payment of any tax;

•	change its loan policies or procedures except as required by a governmental authority;

•	knowingly take any action that would, or would be reasonably likely to, prevent or impede the merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

•

take any action that is intended or is reasonably likely to result in: (A) any of its representations and warranties set forth in the merger agreement being or becoming untrue in any material respect at any time prior to the effective time of the merger; (B) any of the conditions to the merger set forth in the merger agreement not being satisfied; or (C) a material violation of any provision of the merger agreement; or

•	agree or commit to do any of these prohibited activities.

Conduct of Business of NBT Pending the Merger. NBT has agreed that, except as permitted by the merger agreement or otherwise consented to by Alliance in writing, it will not:

•	amend its certificate of incorporation or bylaws in a manner that would materially and adversely affect the economic benefits of the merger to Alliances’ stockholders;

•	knowingly take any action that would, or would be reasonably likely to, prevent or impede the merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code; or

•	take any action that is reasonably likely to result in any of the conditions to the merger not being satisfied.

NBT and Alliance Stockholders’ Meetings

NBT and Alliance have each agreed to call, hold and convene a meeting of its stockholders as promptly as practicable (and in any event within 45 days following the time when the registration statement of which this joint proxy statement/prospectus is a part becomes effective, subject to extension with the consent of the other party) to consider and vote upon the approval of the merger agreement and any other matter required to be approved by their stockholders in order to consummate the merger. NBT and Alliance also have each agreed to ensure that their stockholders’ meetings are called, noticed, convened, held and conducted, and that all proxies solicited in connection with the meetings are solicited in compliance with state law, the certificate of incorporation and bylaws of each company, applicable rules of NASDAQ and all other applicable legal requirements.

Additionally, the boards of directors of NBT and Alliance have each agreed to recommend that their stockholders vote to approve the merger agreement and the transactions contemplated thereby (including the merger) and any other matters required to be approved by their shareholders for consummation of the merger.

No Solicitation

Alliance has agreed that neither it nor its subsidiaries nor any of its respective officers, directors, employees, investment bankers, financial advisors, attorneys, accountants, consultants, affiliates and other of its agents (which we refer to as Alliance’s representatives) will, directly or indirectly:

•

initiate, solicit, induce or knowingly encourage, or take any action to facilitate the making of, any inquiry, offer or proposal which constitutes, or could reasonably be expected to lead to, an acquisition proposal;

•

participate in any discussions or negotiations regarding any acquisition proposal or furnish, or otherwise afford access, to any person (other than NBT) any information or data with respect to Alliance or any of its subsidiaries or otherwise relating to an acquisition proposal;

•	release any person from, waive any provisions of, or fail to enforce any confidentiality agreement or standstill agreement to which Alliance is a party; or

•

enter into any agreement, agreement in principle or letter of intent with respect to any acquisition proposal or approve or resolve to approve any acquisition proposal or any agreement, agreement in principle or letter of intent relating to an acquisition proposal.

Under the merger agreement, an “acquisition proposal” means any inquiry, offer or proposal (other than an inquiry, offer or proposal from NBT), whether or not in writing, contemplating, relating to, or that could reasonably be expected to lead to, an acquisition transaction. An “acquisition transaction” means:

•

any transaction or series of transactions involving any merger, consolidation, recapitalization, share exchange, liquidation, dissolution or similar transaction involving Alliance or any of its subsidiaries;

•

any transaction pursuant to which any third party or group acquires or would acquire (whether through sale, lease or other disposition), directly or indirectly, any assets of Alliance or any of its subsidiaries representing, in the aggregate, 15% or more of the assets of Alliance and its subsidiaries on a consolidated basis;

•

any issuance, sale or other disposition of (including by way of merger, consolidation, share exchange or any similar transaction) securities (or options, rights or warrants to purchase or securities convertible into, such securities) representing 15% or more of the votes attached to the outstanding securities of Alliance or any of its subsidiaries;

•

any tender offer or exchange offer that, if consummated, would result in any third party or group beneficially owning 15% or more of any class of equity securities of Alliance or any of its subsidiaries; or

•	any transaction which is similar in form, substance or purpose to any of the transactions listed above, or any combination of these types of transactions.

If Alliance receives a bona fide unsolicited written acquisition proposal that did not result from a breach by Alliance of any of the non-solicitation provisions in the merger agreement as discussed above, the Alliance board of directors may participate in discussions or negotiations regarding the unsolicited acquisition proposal or furnish the third party with, or otherwise afford access to the third party of, any information or data with respect to Alliance or any of its subsidiaries or otherwise relating to the acquisition proposal if:

•

the Alliance board of directors first determines in good faith, (1) after consultation with its outside legal counsel and a nationally recognized, independent financial advisor, that such acquisition proposal constitutes or is reasonably likely to lead to a superior proposal, and (2) after consultation with its outside legal counsel, that it is required to take such actions to comply with its fiduciary duties to its shareholders under applicable law;

•	Alliance has provided NBT with at least three business days’ prior notice of such determination; and

•

prior to furnishing or affording access to any information or data with respect to Alliance or any of its subsidiaries or otherwise relating to an acquisition proposal, the third party enters into a confidentiality agreement with Alliance containing terms no less favorable to Alliance than those contained in its confidentiality agreement with NBT.

A “superior proposal” means any bona fide written proposal (on its most recently amended or modified terms, if amended or modified) made by a third party to enter into an acquisition transaction on terms that the Alliance board of directors determines in its good faith judgment, after consultation with outside legal counsel and a financial advisor of nationally recognized reputation:

•

would, if consummated, result in the acquisition of all, but not less than all, of the issued and outstanding shares of Alliance’s common stock or all, or substantially all, of the assets of Alliance and its subsidiaries on a consolidated basis;

•	would result in a transaction that:

•

involves consideration to the Alliance shareholders that is more favorable, from a financial point of view, than the consideration to be paid to Alliance shareholders pursuant to the merger agreement, considering, among other things, the nature of the consideration being offered and any material regulatory approvals or other risks associated with the timing of the proposed transaction beyond or in addition to those specifically contemplated by the merger agreement, and which proposal is not conditioned upon obtaining additional financing; and

•	is, in light of the other terms of such proposal, more favorable to Alliance shareholders than the merger and the transactions contemplated by the merger agreement; and

•	is reasonably likely to be completed on the terms proposed,

in each case taking into account all legal, financial, regulatory and other aspects of the proposal.

Alliance has agreed to promptly, and in any event within 24 hours, notify NBT in writing if any proposals or offers are received by, any information is requested from, or any negotiations or discussions are sought to be initiated or continued with, Alliance or any of its representatives, in each case in connection with any acquisition proposal. Any such notice will indicate the name of the person initiating such discussions or negotiations or making such proposal, offer or information request, the material terms and conditions of any proposals or offers and, in the case of written materials relating to such proposal, offer, information request, negotiations or discussion, copies of these materials, except to the extent that such materials constitute confidential information of the party making such offer or proposal under an effective confidentiality agreement. Alliance is also required to keep NBT informed, on a reasonably current basis, of the status and terms of any such proposal, offer, information request, negotiations or discussions (including any amendments or modifications to such proposal, offer or request).

Alliance has also agreed to provide NBT with any non-public information about Alliance or any of its subsidiaries provided to any other person that was not previously provided to NBT, no later than the date provided to such other person.

In addition, under the merger agreement, Alliance agreed that its board of directors, or any committee of the board, will not:

•

withdraw, qualify, amend or modify, or propose to withdraw, qualify, amend or modify, in a manner adverse to NBT in connection with the transactions contemplated by the merger agreement (including the merger), its recommendation that Alliance shareholders vote to approve the merger agreement;

•	fail to reaffirm its recommendation that Alliance shareholders vote to approve the merger agreement within five business days following a request by NBT;

•

make any statement, filing or release, in connection with the special meeting or otherwise, inconsistent with its recommendation that Alliance shareholders vote to approve the merger agreement (including taking a neutral position or no position with respect to an acquisition proposal);

•	approve or recommend, or propose to approve or recommend, any acquisition proposal; or

•	enter into any letter of intent, agreement in principle, acquisition agreement or other agreement:

•	related to any acquisition transaction (other than a confidentiality agreement entered into in accordance with the non-solicitation provisions of the merger agreement); or

•	requiring Alliance to abandon, terminate or fail to consummate the merger or any other transaction contemplated by the merger agreement.

However, prior to the date of the special meeting of shareholders, the Alliance board of directors may withdraw, qualify, amend or modify its recommendation that Alliance shareholders vote to approve the merger agreement if the Alliance board reasonably determines in good faith, after consultation with outside legal counsel and a nationally recognized financial advisor, that (A) an unsolicited acquisition proposal that Alliance received (that did not result from a breach of the non-solicitation provisions of the merger agreement) constitutes a superior proposal and (B) it is required to do so in order to comply with its fiduciary duties to the Alliance shareholders under applicable law. In the event that the Alliance board makes this determination, Alliance must provide five business days’ prior written notice to NBT that its board has decided that the bona fide unsolicited written acquisition proposal constitutes a superior proposal. During the five business days after NBT’s receipt of the notice of a superior proposal, Alliance and its board must cooperate and negotiate in good faith with NBT to make any adjustments, modifications or amendments to the terms and conditions of the merger agreement as would enable Alliance to proceed with its board’s original recommendation with respect to the merger agreement without requiring Alliance to withdraw, qualify, amend or modify its board’s recommendation with respect to the merger agreement. At the end of the five business day period, and after taking into account any such adjusted, modified or amended terms as may have been proposed by NBT during that period, the Alliance board must again determine in good faith, after consultation with outside legal counsel, that:

•	it is required to withdraw, qualify, amend or modify its recommendation with respect to the merger agreement to comply with its fiduciary duties to its shareholders under applicable law; and

•	the acquisition proposal is a superior proposal.

In the event of any material revisions to the superior proposal, Alliance must provide a new notice of such superior proposal to NBT. During the three business day period following receipt of such new written notice, Alliance and its board must cooperate and negotiate in good faith with NBT to make any adjustments, modifications or amendments to the terms and conditions of the merger agreement as would enable Alliance to proceed with its board’s original recommendation with respect to the merger agreement without requiring Alliance to withdraw, qualify, amend or modify its board’s recommendation with respect to the merger agreement.

Employee Benefits

Under the terms of the merger agreement, as soon as practicable after the effective time of the merger, NBT will provide the employees of Alliance and any of its subsidiaries who remain employed after the effective time of the merger with at least the types and levels of comparable employee benefits in the aggregate as those provided to similarly-situated employees of NBT. NBT has the right in its sole discretion to terminate, merge or continue any of Alliance’s employee benefit plans, except that NBT will maintain Alliance’s plans (other than stock-based plans, incentive plans or defined benefit plans) until the employees of Alliance and any of its subsidiaries are permitted to participate in comparable NBT plans. To the extent that Alliance’s employees become eligible to participate in NBT’s employee benefit plans after the merger, NBT will:

•

provide each employee with eligibility and vesting credit, but not benefit accrual credit with respect to defined benefit plans and not for participation in any retiree health plan or executive supplemental retirement plan, equal to the amount of service credited by Alliance prior to the merger;

•

subject to the terms of NBT’s employee plans, not treat any employee of Alliance or any of its subsidiaries as a “new” employee for purposes of any exclusions under any health or similar plan of NBT for any pre-existing medical condition, except to the extent such employee was treated as a “new” employee under the Alliance health plan; and

•

subject to the terms of NBT’s employee plans, provide for any deductibles, co-payments or out-of-pocket expenses paid under Alliance’s health plans to be credited toward deductibles, co-payments or out-of-pocket expenses under NBT’s health plans upon delivery to NBT of appropriate documentation.

In addition, NBT has agreed to cause Alliance and its subsidiaries to honor and continue to be obligated to perform all contractual rights of current and former employees of Alliance or any of its subsidiaries existing as of the date of the merger agreement under the terms of certain employment, severance, change in control agreement, deferred compensation plans, supplemental retirement plans and split-dollar agreements of Alliance and its subsidiaries. NBT has also agreed to honor certain severance guidelines in connection with the termination of employment of any of Alliance’s employees. NBT has also agreed (A) to allocate an aggregate amount of up to $525,000 among certain of Alliance’s employees (none of whom shall be employees with severance or change of control agreements) to be distributed as retention payments pursuant to letter agreements executed by NBT and certain Alliance employees, in such form as is mutually agreed upon by NBT and Alliance, and payable at such times and upon such conditions as shall be set forth in such letter agreements and (B) to allow Alliance to allocate an aggregate amount of up to $400,000 among certain Alliance employees to be distributed as discretionary bonus payments with such payments to be payable as of the closing date of the merger.

Indemnification and Insurance

Indemnification. Under the merger agreement, NBT has agreed that all rights to indemnification and all limitations of liability existing in favor of any director or officer of Alliance or any of its subsidiaries, as provided in the articles of incorporation and bylaws of Alliance, similar governing documents of an Alliance subsidiary or in applicable law as in effect on the date of the merger agreement with respect to matters occurring on or prior to the effective time of the merger will survive the merger.

Directors’ and Officers’ Insurance. The merger agreement provides for Alliance to purchase an extended reporting period endorsement under its existing directors’ and officers’ liability insurance coverage prior to the effective time of the merger in a form acceptable to Alliance. This extended reporting period endorsement will provide Alliance’s directors and officers with coverage for six years following the effective time of the merger of not less than the existing coverage under, and have other terms at least as favorable to the insured persons as, the directors’ and officers’ liability insurance coverage presently maintained by Alliance so long as the aggregate cost is less than 200% of the annual premium currently paid by Alliance for such insurance. In the event that this premium limit is insufficient for such coverage, Alliance may enter into an agreement to spend up to that amount to purchase such lesser coverage as may be obtained with such amount.

Charitable Commitments

As provided in the merger agreement, NBT is committed to supporting charitable activities in the communities which Alliance serves consistent with Alliance’s past practices and agreed that, for a period of three years following the effective time, NBT will continue Alliance’s charitable giving in the region currently served by Alliance at an annual level of at least $300,000. Determinations regarding the allocation of these funds shall be made by NBT in consultation with the Syracuse regional president for NBT Bank, who will be Richard J. Shirtz.

The Voting Agreement

Alliance’s Chairman, Chief Executive Officer and President, Jack H. Webb, has entered into a voting agreement with NBT. In the voting agreement, Mr. Webb agreed to vote, and granted NBT an irrevocable proxy and power of attorney to vote, all of his shares of Alliance common stock:

•	in favor of adoption and approval of the merger agreement and the transactions contemplated by the merger agreement, including the merger;

•

against any action or agreement that would result in a breach in any material respect of any covenant, representation or warranty, or any other obligation or agreement of Alliance contained in the merger agreement or of the shareholder contained in the voting agreement, or that would preclude fulfillment of a condition under the merger agreement to Alliance’s and NBT’s respective obligations to consummate the merger; and

•

against another acquisition proposal, or any agreement or transaction that is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, discourage or adversely affect the consummation of the merger or any of the transactions contemplated by the merger agreement.

Under the voting agreement, Mr. Webb agreed not to, and not to permit any of his affiliates, to:

•

initiate, solicit, induce or knowingly encourage, or take any action to facilitate the making of, any inquiry, offer or proposal which constitutes, or could reasonably be expected to lead to, another acquisition proposal;

•

participate in any discussions or negotiations regarding another acquisition proposal, or furnish, or otherwise afford access, to any person (other than NBT) any information or data with respect to Alliance or any of its subsidiaries or otherwise relating to another acquisition proposal;

•	enter into any agreement, agreement in principle or letter of intent with respect to another acquisition proposal;

•

solicit proxies or become a participant in a solicitation with respect to another acquisition proposal (other than the merger agreement) or otherwise encourage or assist any party in taking or planning any action that would compete with, restrain or otherwise serve to interfere with or inhibit the timely consummation of the merger in accordance with the terms of the merger agreement;

•	initiate a shareholders’ vote or action by consent of Alliance’s shareholders with respect to another acquisition proposal; or

•	except by reason of the voting agreement, become a member of a group with respect to any voting securities of Alliance that takes any action in support of another acquisition proposal.

In addition, except under limited circumstances, Mr. Webb also agreed not to sell, assign, transfer or otherwise dispose of or encumber his shares of Alliance common stock while the voting agreement is in effect. The voting agreement terminates immediately upon the earlier of the effective time of the merger, the termination of the merger agreement in accordance with its terms, or mutual written agreement of NBT and Mr. Webb.

As of the record date, Mr. Webb held 56,317 shares of Alliance common stock which represented approximately         % of the outstanding Alliance common stock. Mr. Webb was not paid any additional consideration in connection with the execution of the voting agreement.

Additional Agreements

NBT and Alliance have also agreed to use their reasonable best efforts to:

•	take all actions necessary, proper or advisable under the merger agreement and applicable law to consummate the merger as soon as practicable; and

•

promptly prepare and file all necessary documentation to obtain the consent, approval and authorization of all third parties and governmental entities which are necessary or advisable to consummate the merger.

The merger agreement also contains covenants relating to cooperation in the preparation of this joint proxy statement/prospectus and additional agreements relating to, among other things, access to information, notice of certain matters, the listing of NBT common stock on NASDAQ and the redemption of trust preferred securities.

Conditions to Complete the Merger

The obligations of NBT and Alliance to consummate the merger are subject to the fulfillment of the following conditions:

•	the merger agreement being approved by the requisite affirmative vote of the shareholders of NBT and Alliance.

•

NBT and Alliance having obtained all regulatory approvals required to consummate the transactions contemplated by the merger agreement, all related statutory waiting periods having expired, and none of the regulatory approvals having imposed any term, condition or restriction that NBT reasonably determines would prohibit or materially limit the ownership or operation by NBT or Alliance of all or any material portion of the business or assets of NBT or Alliance, or compel NBT to dispose of or hold separate all or any material portion of the business or assets of Alliance or NBT (a “burdensome condition”);

•

the absence of any order, decree or injunction in effect, or any law, statute or regulation enacted or adopted, that enjoins, prohibits, materially restricts or makes illegal the consummation of the transactions contemplated by the merger agreement; and

•

the registration statement, of which this joint proxy statement/prospectus is a part, being declared effective and the absence of any proceeding or threatened proceeding to suspend, or stop order suspending, that effectiveness.

In addition, the obligation of NBT to complete the merger is subject to the fulfillment or written waiver, where permissible, of the following conditions:

•

each of the representations and warranties of Alliance contained in the merger agreement having been true and correct as of the date of the merger agreement and as of the closing date of the merger, unless the failure of those representations and warranties to be true and correct, individually or in the aggregate, has not had, or would not reasonably be likely to have, a material adverse effect on Alliance;

•

each and all of the agreements and covenants of Alliance to be performed and complied with pursuant to the merger agreement on or prior to the closing date of the merger having been duly performed and complied with in all material respects;

•	NBT having received a certificate from the chief executive officer and chief financial officer of Alliance with respect to compliance with the foregoing conditions;

•	NBT having received an opinion from its tax counsel that the merger will be treated for federal income tax purposes as a “reorganization” under Section 368(a) of the Code;

•

NBT having obtained all regulatory approvals required to consummate the merger of NBT Bank and Alliance Bank, all related statutory waiting periods having expired, and none of the regulatory approvals having imposed any term, condition or restriction that NBT reasonably determines would be a burdensome condition; and

•

the absence of any order, decree or injunction in effect, or any law, statute or regulation enacted or adopted, that enjoins, prohibits, materially restricts or makes illegal the consummation of the merger of NBT Bank and Alliance Bank.

The obligations of Alliance to complete the merger are subject to the fulfillment or written waiver, where permissible, of the following additional conditions:

•

each of the representations and warranties of NBT contained in the merger agreement having been true and correct as of the date of the merger agreement and as of the closing date of the merger, unless the failure of those representations and warranties to be true and correct, individually or in the aggregate, has not had, or would not reasonably be likely to have, a material adverse effect on NBT;

•

each and all of the agreements and covenants of NBT to be performed and complied with pursuant to the merger agreement on or prior to the closing date of the merger having been duly performed and complied with in all material respects;

•	Alliance having received a certificate from the chief executive officer and chief financial officer of NBT with respect to compliance with the foregoing conditions; and

•	Alliance having received an opinion from its tax counsel that the merger will be treated for federal income tax purposes as a “reorganization” under Section 368(a) of the Code.

“Material adverse effect” when used in reference to NBT or Alliance, means any fact, change, event, development, effect or circumstance that, individually or in the aggregate, (A) are, or would reasonably be expected to be, materially adverse to the business, operations, assets, liabilities, condition (financial or otherwise), results of operations, cash flows or properties of NBT or Alliance, taken as a whole, or (B) would reasonably be expected to prevent NBT or Alliance from performing its obligations under the merger agreement or consummating the transactions contemplated by the merger agreement; however, material adverse effect does not include the impact of:

•

any fact, change, event, development, effect or circumstance arising after the date of the merger agreement affecting banks or their holding companies generally or arising from changes in general business or economic conditions (and not specifically relating to or having the effect of specifically relating to or having a materially disproportionate effect on NBT or Alliance, taken as a whole);

•

any fact, change, event, development, effect or circumstance resulting from any change in law, generally accepted accounting principles or regulatory accounting after the date of the merger agreement, which affects generally entities such as NBT or Alliance, taken as a whole (and not specifically relating to or having the effect of specifically relating to or having a materially disproportionate effect on NBT or Alliance, taken as a whole);

•

actions and omissions of NBT or Alliance taken with the prior written consent of the other party in furtherance of the transactions contemplated by the merger agreement or otherwise permitted to be taken by NBT or Alliance under the merger agreement;

•	any fact, change, event, development, effect or circumstance resulting from the announcement or pendency of the transactions contemplated by the merger agreement;

•	any failure by NBT or Alliance to meet any internal or published industry analyst projections or forecasts or estimates of revenues or earnings for any period; and

•	changes in the trading price or trading volume of NBT’s common stock.

Termination of the Merger Agreement

The merger agreement may be terminated and the merger and the transactions contemplated by the merger agreement abandoned as follows:

•	by mutual written consent of the parties;

•

by NBT or Alliance if the merger is not consummated by July 1, 2013, unless the terminating party’s failure to comply with the merger agreement was the cause of the failure of the merger to occur on or before this date;

•

by NBT or Alliance if the other party materially breaches any of its representations, warranties, covenants or other agreements contained in the merger agreement (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained in the merger agreement), and the breach cannot be or has not been cured within 30 days of written notice of the breach and such breach would entitle the non-breaching party not to consummate the transactions contemplated by the merger agreement;

•

by NBT or Alliance if any regulatory approval required for consummation of the merger and the other transactions contemplated by the merger agreement has been denied by final nonappealable action of any regulatory authority, or any governmental entity has issued a final nonappealable order, injunction or decree enjoining or otherwise prohibiting the transactions contemplated by the merger agreement, provided that the terminating party has used its reasonable best efforts to have the order, injunction or decree lifted;

•

by NBT or Alliance if the required approval of the merger agreement by the NBT or Alliance stockholders is not obtained at a duly held meeting of their respective stockholders or at any adjournment or postponement thereof;

•	by NBT, if the Alliance board of directors:

•

withdraws, qualifies, amends, modifies or withholds its recommendation to the Alliance shareholders to vote in favor of the merger agreement or makes any statement, filing or release that is inconsistent with the recommendation;

•	materially breaches its obligation to call, give notice of and commence the special meeting;

•	approves or recommends another acquisition proposal;

•	fails to publicly recommend against a publicly announced acquisition proposal within five business days of being requested to do so by NBT;

•	fails to publicly reconfirm its recommendation to its shareholders to vote in favor of the merger agreement within five business days of being requested to do so by NBT; or

•	resolves or otherwise determines to take, or announces an intention to take, any of the actions listed above;

•	by NBT if Alliance breaches in any material respect the provisions in the merger agreement prohibiting the solicitation of other offers; or

•

by Alliance, if its board of directors so determines by a majority vote of the members of its entire board, at any time during the five business day period commencing on the latest of the date, which is referred to as the determination date, on which (1) all regulatory approvals have been received, and (2) the approval of the merger agreement by the Alliance shareholders is obtained, if both of the following conditions are satisfied:

•

the average of the daily closing sales prices of a share of NBT common stock as reported on NASDAQ for the 10 consecutive trading days immediately preceding the determination date is less than $17.74 (which represents 80% of the average of the daily closing sales prices of a share of NBT common stock, as reported on NASDAQ, for the 10 consecutive trading days immediately preceding the date of the merger agreement); and

•

the number obtained by dividing the average of the daily closing sales prices of a share of NBT common stock as reported on NASDAQ for the 10 consecutive trading days immediately preceding the determination date by the average of the daily closing sales prices of a share of NBT common stock, as reported on NASDAQ, for the 10 consecutive trading days immediately preceding the date of the merger agreement is less than the quotient obtained by dividing the average of the closing prices of the NASDAQ Bank Index on each of the 10 consecutive trading days immediately preceding the determination date by the average of the closing prices of the NASDAQ Bank Index for the 10 consecutive trading days immediately preceding the date of the merger agreement, minus 0.20.

If the Alliance board of directors exercises the termination right described immediately above, NBT will have the option to increase the amount of NBT common stock to be provided to Alliance shareholders such that the implied value of the exchange ratio would be equivalent to the minimum implied value that would have avoided triggering the termination right described above. If Alliance elects to increase the exchange ratio pursuant to the preceding sentence, no termination will occur.

Termination Fee

For purposes of the termination fee provisions described below, all references to 15% in the definition of “acquisition transaction” set forth under the caption “No Solicitation” on page 87 shall instead refer to 50%.

Under the terms of the merger agreement, Alliance must pay NBT a termination fee of $9.3 million if:

•	NBT terminates the merger agreement as a result of the Alliance board of directors:

•

withdrawing, qualifying, amending, modifying or withholding its recommendation to the Alliance shareholders to vote in favor of the merger agreement or making any statement, filing or release that is inconsistent with the recommendation;

•	materially breaching its obligation to call, give notice of and commence the special meeting;

•	approving or recommending another acquisition proposal;

•	failing to publicly recommend against a publicly announced acquisition proposal within five business days of being requested to do so by NBT;

•	failing to publicly reconfirm its recommendation to its shareholders to vote in favor of the merger agreement within five business days of being requested to do so by NBT; or

•	resolving or otherwise determining to take, or announcing an intention to take, any of the actions listed above;

•	NBT terminates the merger agreement as a result of a material breach by Alliance of the provisions in the merger agreement prohibiting the solicitation of other offers;

•	NBT or Alliance terminates the merger agreement as a result of:

•

the failure of the Alliance shareholders to approve the merger agreement, or the merger not having been consummated by July 1, 2013, due to the failure of Alliance shareholders to approve the merger agreement, and both an acquisition proposal with respect to Alliance has been publicly announced, disclosed or otherwise communicated to the Alliance board of directors or senior management of Alliance prior to July 1, 2013, or prior to the special meeting, as applicable; and

•

within 12 months of termination of the merger agreement, Alliance recommends to its shareholders another acquisition proposal or enters into a definitive agreement with respect to, or consummates, another acquisition transaction; or

•	NBT terminates the merger agreement as a result of a material breach by Alliance of any of its representations, warranties, covenants or agreements contained in the merger agreement, if both:

•

an acquisition proposal with respect to Alliance has been publicly announced, disclosed or otherwise communicated to the Alliance board of directors or senior management of Alliance prior to such breach or during the related cure period; and

•

within 12 months of termination of the merger agreement, Alliance recommends to its shareholders another acquisition proposal or enters into a definitive agreement with respect to, or consummates, another acquisition transaction.

Waiver and Amendment

At any time prior to the completion of the merger, the merger agreement may be waived by the party intended to benefit by the provision, or amended or modified by a written action taken or authorized by their respective boards of directors. However, after the approval of the merger agreement by the Alliance shareholders, no amendment will be made which by law requires further approval by Alliance shareholders without such further approval.

Expenses

Each party will pay all fees and expenses it incurs in connection with the merger agreement and the related transactions, except that NBT and Alliance will share equally any printing costs and SEC filing and registration fees.

Specific Performance

NBT and Alliance have agreed that they are each entitled to an injunction or other equitable relief to prevent breaches of the merger agreement and to enforce specifically the terms and provisions of the merger agreement, this being in addition to any other remedy to which the parties are entitled at law or in equity.

COMPARISON OF STOCKHOLDER RIGHTS

Alliance is incorporated under the laws of the State of New York and NBT is incorporated under the laws of the State of Delaware. Upon completion of the merger, the restated certificate of incorporation and bylaws of NBT in effect immediately prior to the effective time of the merger will be the certificate of incorporation and bylaws of the combined company and the rights of Alliance shareholders who receive shares of NBT common stock as a result of the merger will be governed by Delaware law, NBT’s restated certificate of incorporation, which is referred to in this joint proxy statement/prospectus as NBT’s certificate of incorporation, and NBT’s bylaws. The following discussion summarizes certain material differences between the rights of holders of Alliance common stock and NBT common stock resulting from the differences in the companies’ respective governing documents and Delaware and New York law.

This discussion does not purport to be a complete statement of the rights of holders of NBT common stock under applicable Delaware law and NBT’s certificate of incorporation and bylaws or the rights of holders of Alliance common stock under applicable New York law and Alliance’s amended and restated certificate of incorporation, which is referred to in this joint proxy statement/prospectus as Alliance’s certificate of incorporation, and Alliance’s amended and restated bylaws, which are referred to in this joint proxy statement/prospectus as Alliance’s bylaws, and is qualified in its entirety by reference to the governing corporate documents of NBT and Alliance and applicable law. See “Where You Can Find More Information” beginning on page 115.

	Alliance	NBT
Capital Stock	Alliance’s certificate of incorporation authorizes 10,000,000 shares of common stock, par value $1.00 per share, 900,000 shares of undesignated preferred stock, par value $1.00 per share, and 100,000 shares of Series A Junior Participating Preferred Stock, par value $1.00 per share. As of , 2012, there were shares of Alliance’s common stock and no shares of Alliance’s undesignated preferred stock or Series A Junior Participating Preferred Stock issued and outstanding.	NBT’s certificate of incorporation authorizes 100,000,000 shares of common stock, par value $0.01 per share, 2,450,000 shares of undesignated preferred stock, par value $0.01 per share, and 50,000 shares of Series A Junior Participating Preferred Stock, par value $0.01 per share. As of , 2012, there were shares of NBT’s common stock and no shares of NBT’s undesignated preferred stock or Series A Junior Participating Preferred Stock issued and outstanding.

Both Alliance and NBT may issue preferred stock without stockholder approval.

	Alliance	NBT
Board of Directors; Classification

The New York Business Corporation Law, or NYBCL, provides that the board of directors of a New York corporation must consist of one or more members and the number of directors may be fixed by the bylaws of the corporation or by action of the shareholders or the board of director under the specific provisions of a bylaw adopted by the shareholders.

Alliance’s certificate of incorporation and bylaws provide that the number of directors shall not be less than 9 nor more than 25 and that the exact number will be fixed and determined by the board of directors or by resolution approved by a majority of the total votes eligible to be voted at a meeting of Alliance’s shareholders.

Alliance’s board of directors is not classified and each director is elected to serve an annual term.

The Delaware General Corporation Law, or DGCL, provides that the board of directors of a Delaware corporation must consist of one or more directors. The certificate of incorporation or bylaws of a corporation may fix the number of directors.

NBT’s bylaws provide that the number of directors shall not be less than five nor more than 25. If the merger is completed, the size of the NBT board of directors will be expanded by three additional members. The NBT board of directors is divided into three classes, which shall be as nearly equal in number as possible, with directors in each class being elected for staggered three-year terms.

Alliance’s board of directors is not classified as compared to NBT’s board of directors, which is classified.

Removal of Directors

Any director of Alliance may be removed without cause only upon the affirmative vote of holders of not less than 80% of the shares entitled to vote generally in the election of directors.

Under the NYBCL, any or all of the directors may be removed for cause by vote of the shareholders.

Any director of NBT may be removed at any time, but only for cause, by the affirmative vote of a majority of the shares entitled to vote and present, in person or by proxy, at the meeting called for such purpose.

Alliance directors may be removed by shareholders with or without cause as compared to NBT directors, who may be removed by stockholders only for cause.

Right to Call a Special Meeting of Stockholders	Alliance’s bylaws provide that a special meeting of shareholders may be called by the board of directors, the Chief Executive Officer, or, if there is none, the President, or by the shareholders entitled to cast at least 25% of the vote which all shareholders are entitled to cast at the meeting.	NBT’s bylaws provide that a special meeting of stockholders may be called by the board of directors, by its Chairman, or, if there is none, by NBT’s President, or by the holders of not less than one-half of all the shares entitled to vote at such meeting.

Both Alliance shareholders and NBT stockholders may call a special meeting of stockholders, subject to certain minimum vote requirements.

	Alliance	NBT
Notice of Stockholder Meetings	Under the NYBCL, notice of a meeting of shareholders may be written or electronic and must generally be given not fewer than 10 nor more than 60 days before the date of the meeting.	NBT’s bylaws provide that except as otherwise required by law, written notice of any stockholders’ meeting must be given not less than 10 nor more than 60 days before the meeting date to each stockholder of record entitled to vote at such meeting.

Both Alliance and NBT must provide prior written notice of any stockholders’ meeting within the same time period.

Stockholder Nominations and Proposals

With respect to director nominations, Alliance’s bylaws provide that nominations for directors to be elected at an annual meeting of shareholders, except those made by Alliance’s board of directors, must be submitted to Alliance in writing not less than 90 nor more than 120 days immediately preceding the meeting date.

With respect to other proposals, Alliance’s bylaws provide that, subject to certain exceptions, a shareholder’s notice must be delivered to and received by Alliance at least 45 days prior to the date of the annual meeting.

Shareholder notices must contain certain information, as required by Alliance’s bylaws.

With respect to director nominations, NBT’s bylaws provide that nominations of candidates for election as directors must be made in writing and delivered to NBT within 10 days following the day on which public disclosure of the date of the relevant stockholders’ meeting is first given.

With respect to other proposals, NBT’s bylaws provide that, subject to certain exceptions, for other business to be brought before an annual stockholder meeting, a stockholder must give written notice and that written notice must be received by NBT at least 60 but no more than 90 days prior to the anniversary date of the immediately preceding annual meeting of stockholders.

Stockholder notices must contain certain information, as required by NBT’s bylaws.

Both Alliance shareholders and NBT stockholders have the ability to bring proposals before an annual meeting of stockholders, subject to certain procedural requirements.

	Alliance	NBT
Amendment to Certificate of Incorporation	Amendments generally require the approval of the board of directors and the approval of the holders of a majority of all outstanding shares entitled to vote upon the amendment. Alliance’s certificate of incorporation provides that the affirmative vote of the holders of not less than 80% of the votes entitled to be cast by the holders of all then outstanding shares of Alliance common stock shall be required to amend Articles 6 (Preemptive Rights), 7 (Election of Directors), 8 (Opposition of Tender (or Other) Offer), 9 (Shareholder Approval of Certain Business Combinations), 10 (Board Approval of Certain Transactions), 11 (Director Liability) and 12 (Amendments to Articles) of the certificate of incorporation. However, such 80% vote shall not be required for any amendment approved by 66-2/3% of the board of directors, if all of such directors are persons who would be eligible to serve as “continuing directors” (as defined in Alliance’s certificate of incorporation).	Amendments generally require the approval of the board of directors and the approval of the holders of a majority of the outstanding stock entitled to vote upon the amendment. Any amendment to those provisions of the certificate of incorporation relating to business combinations involving NBT or a subsidiary and a “major stockholder” of NBT (as defined in NBT’s certificate of incorporation) or affiliate require the affirmative vote of at least 80% of the outstanding shares of voting stock, and if there is a major stockholder, such 80% vote must include the affirmative vote of at least 80% of the outstanding shares of voting stock held by stockholders other than the major stockholder and its affiliates.

Amendments to each of Alliance’s and NBT’s charters may be approved by holders of a majority of all shares entitled to vote at a meeting, except that amendments to certain provisions in Alliance’s and NBT’s charter require approval by a greater percentage of the outstanding shares of stock.

Amendment to Bylaws	The board of directors of Alliance or its shareholders may from time to time amend the bylaws.	NBT’s directors, by majority vote, may amend or repeal the bylaws. Except as otherwise provided in the bylaws, all bylaws are subject to amendment by the vote of a majority of the total number of issued and outstanding shares of common stock of NBT entitled to vote at any annual or special meeting. The stockholders may provide that certain bylaws adopted, approved or designated by them may not be amended, altered or repealed except by a certain specified percentage in interest of the stockholders or a particular class of stockholders.

The bylaws of each of Alliance and NBT may be amended from time to time by their respective board of directors or stockholders.

	Alliance	NBT
Stockholder Rights Plan	None.	NBT has a stockholder rights plan under which stockholders have the right to buy additional shares at a discount if any person (including existing stockholders) acquires 15% or more of the outstanding shares of NBT common stock. The stockholder rights plan is designed to ensure that a potential acquiror of NBT will negotiate with the NBT board of directors and that all of NBT stockholders are treated equitably in the event of a takeover attempt. The rights issued under the plan have anti-takeover effects.

NBT has a stockholder rights plan, while Alliance does not have a shareholder rights plan currently in place.

Action without a Meeting	Under the NYBCL, any action by the shareholders may be taken without a meeting by written consent, provided that such written consent sets forth the action so taken and is signed by the holders of all outstanding shares entitled to vote thereon.	NBT’s bylaws provide that any action that may be taken at a meeting of stockholders may be taken without a meeting, without prior notice and without a vote, provided that a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding shares of stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

Both Alliance shareholders and NBT stockholders may take action by written consent in lieu of a meeting, although Alliance shareholders may take action by written consent in lieu of a meeting only with the consent of all shareholders entitled to vote at a meeting.

	Alliance	NBT
Vacancies on the Board of Directors and Additional Directors	Alliance’s bylaws provide that vacancies, including vacancies resulting from an increase in the number of directors, shall be filled by vote of the remaining members of the board of directors. Increases in the board of directors between annual meetings of stockholders shall be limited to not more than three members per year.	NBT’s bylaws provide that any vacancy on the board of directors may be filled, except if such vacancy is a result of an increase by more than three in the number of directors, by the majority vote of the remaining directors. If, at the next election of directors by the stockholders, the term of office of any vacancy filled by the remaining directors has not expired, then the stockholders shall fill such vacancy for the remainder of the unexpired term. Additionally, any vacancy, including one caused by an increase in the number of directors, may be filled by vote of the stockholders. The bylaws further provide that between annual meetings of stockholders, the board of directors may increase the number of directors by not more than three.

The boards of directors of each of Alliance and NBT may fill vacancies, including up to three vacancies resulting from an increase in the number of directors.

Rights of Dissenting Stockholders

Under the NYBCL, a shareholder has the right to receive payment of the fair value of his shares if the shareholder is: (1) entitled to vote and does not assent to any plan of merger or consolidation to which the corporation is a party, any sale, lease, exchange or other disposition of all or substantially all of the assets of a corporation or share exchange; (2) a shareholder of the subsidiary corporation in a merger who files with the corporation a written notice of election to dissent; or (3) not entitled to vote with respect to a plan of merger or consolidation to which the corporation is a party and whose shares will be cancelled or exchanged in the merger or consolidation for cash or other consideration other than shares of the surviving or consolidated corporation or another corporation.

A shareholder does not have appraisal rights if the shareholder is a shareholder: (1) of the parent corporation in a merger of parent and subsidiary corporations; (2)

Under the DGCL, stockholders may, in the case of a merger or consolidation, obtain a judicial appraisal of the fair value of their shares if they have neither voted in favor of nor consented in writing to the merger or consolidation. Stockholders do not have appraisal rights with respect to shares of any class or series of stock if such shares of stock, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders, are either (1) listed on a national securities exchange or (2) held of record by more than 2,000 holders, unless the stockholders receive in exchange for their shares anything other than:

•   shares of stock of the surviving corporation (or depositary receipts in respect thereof), or of any other corporation that is publicly listed on a national securities exchange or held by more than 2,000 holders of record;

	Alliance	NBT

of the surviving corporation in a merger; or (3) of any class or series of stock listed on a national securities exchange.

Any shareholder who elects to dissent from a merger or from a share exchange shall file a written notice of such election to dissent within twenty days after receiving a copy of the plan of merger or exchange or an outline of the material features of such plan.

The organizational documents of Alliance do not grant appraisal rights in addition to those provided by the NYBCL.

•   cash in lieu of fractional shares or fractional depositary receipts described above; or

•   any combination of the foregoing.

The DGCL permits a corporation to provide appraisal rights in its certificate of incorporation in the case of a charter amendment, any merger or consolidation in which the corporation is a constituent corporation or a sale of all or substantially all of the assets of the corporation.

The organizational documents of NBT do not grant appraisal rights in addition to those provided by the DGCL.

Both Alliance shareholders and NBT stockholders have appraisal rights, subject to certain exceptions and limitations.

Preemptive Rights	Preemptive rights generally allow a shareholder to maintain its proportionate share of ownership of a corporation by permitting the shareholder to purchase a proportionate share of any new stock issuances. Preemptive rights protect the shareholders from dilution of value and control upon new stock issuances.

	Under Alliance’s amended and restated certificate of incorporation, no shareholder shall have any preemptive rights.	Under the DGCL, unless the certificate of incorporation provides otherwise, stockholders have no preemptive rights. NBT’s restated certificate of incorporation does not provide preemptive rights. Accordingly, NBT stockholders do not have preemptive rights.

Neither Alliance shareholders nor NBT stockholders have preemptive rights.

Dividends	Under the NYBCL, a corporation may declare and pay dividends from time to time, except when the corporation is insolvent or when the declaration, payment or distribution would be contrary to any restrictions contained in the certificate of incorporation. Dividends may be declared or paid out of a corporation’s surplus or net profits (if no surplus).	Under the DGCL, the board of directors may declare and pay dividends out of either its surplus or net profits (if no surplus) for the year in which dividends are announced and/or the preceding fiscal year.

Alliance and NBT are each subject to substantially the same restrictions on declaring dividends.

	Alliance	NBT
Business Combinations	Alliance’s certificate of incorporation provides that a “business combination” (as defined therein) must be approved by the affirmative vote of not less than 80% of the votes entitled to be cast by the holders of all then outstanding shares of Alliance common stock. However, such affirmative vote shall not be required if (1) the business combination has been approved by 66-2/3% or more of the “continuing directors” (as defined in the certificate of incorporation) and (2) the aggregate amount of cash, and the “fair market value” (as defined in the certificate of incorporation) of consideration other than cash, as of the date the business combination is consummated shall be at least equal to the higher of (a) the highest per share price paid by or on behalf of an “interested shareholder” (as defined in the certificate of incorporation) for any share of Alliance common stock within the two-year period immediately prior to the first public announcement of the business combination or (b) the fair market value per share of Alliance common stock on the announcement date or on the date the interested shareholder became an interested shareholder.	NBT’s certificate of incorporation provides that the affirmative vote of the holders of not less than 80% of the total voting power of the outstanding shares entitled to vote in the election of any particular class of directors and held by disinterested stockholders is required to approve any “business combination” (as defined in NBT’s certificate of incorporation) with a “major stockholder” (as defined in NBT’s certificate of incorporation). However, such an affirmative vote would not be required in certain instances, including if the business combination is approved by 66-2/3% of the directors who were directors prior to the time when the major stockholder became a major stockholder.

The charter of each of Alliance and NBT contains business combination provisions requiring a higher vote requirement in the event of certain transactions with interested stockholders.

Anti-Takeover Provisions

Alliance. Under the NYBCL, a New York corporation is prohibited from engaging in any business combination with an “interested shareholder” for a period of five years from the date such interested shareholder first becomes an interested shareholder. There is an exception to the five-year waiting period if:

•

the business combination was approved by the board of directors of the corporation prior to the date on which the interested shareholder purchased stock which caused the interested shareholder to become an interested shareholder;

•

the acquisition of stock by the interested shareholder which caused the interested shareholder to become an interested shareholder was approved by the board of directors of the corporation prior to the date on which the interested shareholder first becomes an interested shareholder;

•

the business combination was approved by the affirmative vote of the holders of a majority of the outstanding voting stock not beneficially owned by the interested shareholder or its affiliates at a meeting called for such purpose no earlier than five years after such interested shareholder becomes an interested shareholder; or

•

the business combination meets certain conditions relating to, among other things, the aggregate amount of cash and the market value of consideration other than cash to be received per share by holders of outstanding shares of common stock of the corporation in such business combination.

The NYBCL defines the term “business combination” to include transactions such as mergers, consolidations or transfers of 10% or more of the assets of the corporation. The NYBCL defines the term “interested shareholder” generally as any person who (together with affiliates and associates) owns (or in certain cases, within the past five years did own) 20% or more of the outstanding voting stock of the corporation.

NBT. Under the DGCL, a Delaware corporation is prohibited from engaging in any business combination with an “interested stockholder” for a period of three years from the date on which the stockholder first becomes an interested stockholder. There is an exception to the three-year waiting period requirement if:

•	prior to the stockholder becoming an interested stockholder, the board of directors approves the business combination or the transaction in which the stockholder became an interested stockholder;

•

upon the completion of the transaction in which the stockholder became an interested stockholder, the interested stockholder owns at least 85% of the voting stock of the corporation other than shares held by directors who are also officers and certain employee stock plans; or

•	the business combination is approved by the board of directors and by the affirmative vote of 66-2/3% of the outstanding voting stock not owned by the interested stockholder at a meeting.

The DGCL defines the term “business combination” to include transactions such as mergers, consolidations or transfers of 10% or more of the assets of the corporation. The DGCL defines the term “interested stockholder” generally as any person who (together with affiliates and associates) owns (or in certain cases, within the past three years did own) 15% or more of the outstanding voting stock of the corporation.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The following Unaudited Pro Forma Condensed Combined Financial Data is based on the historical financial data of NBT and Alliance, and has been prepared to illustrate the effects of the merger. The Unaudited Pro Forma Condensed Combined Financial Data does not give effect to any anticipated synergies, operating efficiencies or cost savings that may be associated with the merger. The Unaudited Pro Forma Condensed Combined Income Statement also does not include any integration costs the companies may incur related to the merger as part of combining the operations of the companies.

The results of operations data below is presented as if the merger was completed on January 1, 2011 and the balance sheet data below is presented as if the merger was completed on September 30, 2012.

The unaudited pro forma financial data included in this joint proxy statement/prospectus is based on the historical financial statements of NBT and Alliance, and on publicly available information and certain assumptions that NBT and Alliance believe are reasonable, which are described in the notes to the Unaudited Pro Forma Condensed Combined Financial Statements included in this joint proxy statement/prospectus.

This data should be read in conjunction with the NBT and Alliance historical consolidated financial statements and accompanying notes in NBT’s and Alliance’s respective Quarterly Reports on Form 10-Q as of and for the nine months ended September 30, 2012 and NBT’s Annual Report on Form 10-K and Alliance’s Annual Report on Form 10-K as of and for the year ended December 31, 2011.

NBT has not performed detailed valuation analysis necessary to determine the fair market values of Alliance’s assets to be acquired and liabilities to be assumed. Accordingly, the pro forma condensed combined financial data does not include an allocation of the purchase price, unless otherwise specified. The pro forma adjustments included in this joint proxy statement/prospectus are subject to change depending on changes in interest rates and the components of assets and liabilities and as additional information becomes available and additional analyses are performed. The final allocation of the purchase price will be determined after the merger is completed and after completion of thorough analyses to determine the fair value of Alliance’s tangible and identifiable intangible assets and liabilities as of the date the merger is completed. Increases or decreases in the fair values of the net assets as compared with the information shown in the unaudited pro forma combined condensed consolidated financial information may change the amount of the purchase price allocated to goodwill and other assets and liabilities and may impact NBT’s statement of operations due to adjustments in yield and/or amortization of the adjusted assets or liabilities. Any changes to Alliance’s shareholders’ equity, including results of operations from September 30, 2012 through the date the merger is completed, will also change the purchase price allocation, which may include the recording of a lower or higher amount of goodwill. The final adjustments may be materially different from the unaudited pro forma adjustments presented in this joint proxy statement/prospectus.

NBT anticipates that the merger with Alliance will provide the combined company with financial benefits that include reduced operating expenses. The pro forma information, while helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not reflect the benefits of expected cost savings or opportunities to earn additional revenue and, accordingly, does not attempt to predict or suggest future results. It also does not necessarily reflect what the historical benefits of the combined company would have been had the two companies been combined during these periods.

The unaudited pro forma stockholders’ equity and net income are qualified by the statements set forth under this caption and should not be considered indicative of the market value of NBT common stock or the actual or future results of operations of NBT for any period. Actual results may be materially different than the pro forma information presented.

Unaudited Pro Forma Condensed Combined Statements of Financial Condition

As of September 30, 2012

(In thousands, except share and per share data)	Historical		Pro Forma Before Adjustments	Merger Pro Forma Adjustments		Pro Forma Combined
	NBT	Alliance
Assets
Cash and due from banks	$137,747	$88,703	$226,450	(14,797	) (1)	$211,653
Short-term interest bearing accounts	2,693	—	2,693	—		2,693
Securities available for sale, at fair value	1,191,107	343,211	1,534,318	(1,905	) (4)	1,532,413
Securities held to maturity (fair value $62,401)	61,302	—	61,302	—		61,302
Trading securities	3,851	—	3,851	—		3,851
Federal Reserve and Federal Home Loan Bank stock	28,706	7,983	36,689	—		36,689
Loans and leases	4,251,119	906,742	5,157,861	4,534	(2)	5,162,395
Less allowance for loan and lease losses	70,734	8,483	79,217	(8,483	) (2)	70,734

Net loans and leases	4,180,385	898,259	5,078,644	13,017		5,091,661
Premises and equipment, net	77,326	16,879	94,205	—	(3)	94,205
Goodwill	152,251	30,844	183,095	71,513	(4)	254,608
Intangible assets, net	17,346	7,029	24,375	7,684	(5)	32,059
Bank owned life insurance	79,854	30,172	110,026	—		110,026
Other assets	96,348	22,960	119,308	—		119,308

Total assets	$6,028,916	$1,446,040	$7,474,956	75,512		7,550,468

Liabilities
Demand (noninterest bearing)	$1,187,502	$212,437	$1,399,939	—		$1,399,939
Savings, NOW, and money market	2,599,556	655,532	3,255,088	—		3,255,088
Time	1,018,957	258,434	1,277,391	1,126	(6)	1,278,517

Total deposits	4,806,015	1,126,403	5,932,418	1,126		5,933,544
Short-term borrowings	137,365	27,134	164,499	—		164,499
Long-term debt	367,144	100,000	467,144	8,645	(7)	475,789
Trust preferred debentures	75,422	25,774	101,196	—		101,196
Other liabilities	66,309	18,351	84,660	1,272	(8)	85,932

Total liabilities	5,452,255	1,297,662	6,749,917	11,043		6,760,960

Stockholders’ equity
Preferred stock	—	—	—	—		—
Common stock	393	5,104	5,497	(5,000)		497
Additional paid-in-capital	345,934	47,651	393,585	179,889		573,474
Retained earnings	351,261	103,225	454,486	(118,022)		336,464
Directors stock-based deferred comp plan	—	(3,754)	(3,754)	3,754		—
Accumulated other comprehensive loss	(3,746)	4,808	1,062	(4,808)		(3,746)
Common stock in treasury, at cost	(117,181)	(8,656)	(125,837)	8,656		(117,181)

Total stockholders’ equity	576,661	148,378	725,039	64,469	(9)	789,508

Total liabilities and stockholders’ equity	$6,028,916	$1,446,040	$7,474,956	$75,512		$7,550,468

Unaudited Pro Forma Condensed Combined Income Statements

Nine Months Ended September 30, 2012

	Historical		Pro Forma Before Adjustments	Merger Pro Forma Adjustments	Note	Pro Forma Combined
	NBT	Alliance
Interest, fee, and dividend income
Interest and fees on loans and leases	$154,534	$29,270	$183,804	$(557)	(10)	$183,247
Securities available for sale	21,024	7,286	28,310	(2,477)	(11)	25,833
Securities held to maturity	1,829	—	1,829	—		1,829
Other	1,153	103	1,256	—		1,256

Total interest, fee, and dividend income	$178,540	$36,659	$215,199	$(3,034)		$212,165

Interest expense
Deposits	$14,521	$3,803	$18,324	(282)	(12)	18,042
Short-term borrowings	149	15	164	—		164
Long-term debt	10,801	2,527	13,328	(2,161)	(13)	11,167
Trust preferred debentures	1,319	514	1,833	—		1,833

Total interest expense	26,790	6,859	33,649	(2,443)		31,206

Net interest income	151,750	29,800	181,550	(591)		180,959
Provision for loan and lease losses	13,329	(300)	13,029	—		13,029

Net interest income after provision for loan and lease losses	138,421	$30,100	$168,521	(591)		$167,930

Noninterest income
Insurance and other financial service revenue	$17,024	$—	$17,024	$—		$17,024
Service charges on deposit accounts	13,538	3,167	16,705	—		16,705
ATM and debit card fees	9,403	2,059	11,462	—		11,462
Retirement plan administration fees	7,462	—	7,462	—		7,462
Trust	6,683	5,636	12,319	—		12,319
Bank owned life insurance	2,228	742	2,970	—		2,970
Net securities gains	578	—	578	—		578
Other	8,449	1,981	10,430	—		10,430

Total noninterest income	$65,365	$13,585	$78,950	$—	(14)	$78,950

Noninterest expense
Salaries and employee benefits	$78,358	$17,103	$95,461	$—		$95,461
Occupancy	13,150	2,817	15,967	—		15,967
Data processing and communications	10,041	2,009	12,050	—		12,050
Professional fees and outside services	7,848	2,229	10,077	—		10,077
Equipment	7,224	1,008	8,232	—		8,232
Office supplies and postage	4,842	905	5,747	—		5,747
FDIC expenses	2,812	642	3,454	—		3,454
Advertising	2,308	651	2,959	—		2,959
Amortization of intangible assets	2,530	665	3,195	1,083	(15)	4,278
Loan collection and other real estate owned	2,051	164	2,215	—		2,215
Merger expenses	1,895	991	2,886	(1,241)	(16)	1,645
Other	12,236	4,434	16,670	—		16,670

Total noninterest expense	$145,295	$33,618	$178,913	$(158)	(17)	$178,755

Income before income tax expense	58,491	10,067	68,558	(433)		68,125
Income tax expense	17,049	2,224	19,273	(121)	(18)	19,152

Net income	$41,442	$7,843	$49,285	$(312)		$48,973

Earnings per share
Basic	$1.24					$1.12
Diluted	$1.23					$1.11
Weighted average basic shares outstanding	33,293			10,329		43,622
Weighted average diluted shares outstanding	33,626			10,329		43,955

Unaudited Pro Forma Condensed Combined Income Statements

Twelve Months Ended December 31, 2011

	Historical		Pro Forma Before Adjustments	Merger Pro Forma Adjustments	Note	Pro Forma Combined
	NBT	Alliance
Interest, fee, and dividend income
Interest and fees on loans and leases	$204,370	$41,877	$246,247	$(824)	(10)	$245,423
Securities available for sale	31,083	13,860	44,943	(4,129)	(11)	40,814
Securities held to maturity	2,886	—	2,886	—		2,886
Other	1,658	22	1,680	—		1,680

Total interest, fee, and dividend income	$239,997	$55,759	$295,756	$(4,953)		$290,803

Interest expense
Deposits	$23,020	$7,717	$30,737	$(375)	(12)	$30,362
Short-term borrowings	205	47	252	—		252
Long-term debt	14,404	4,057	18,461	(2,882)	(13)	15,579
Trust preferred debentures	2,092	638	2,730	—		2,730

Total interest expense	39,721	12,459	52,180	(3,257)		48,923

Net interest income	200,276	43,300	243,576	(1,696)		241,880
Provision for loan and lease losses	20,737	1,910	22,647	—		22,647

Net interest income after provision for loan and lease losses	$179,539	$41,390	$220,929	$(1,696)		$219,233

Noninterest income
Insurance and other financial service revenue	$20,843	$—	$20,843	$—		$20,843
Service charges on deposit accounts	21,464	4,463	25,927	—		25,927
ATM and debit card fees	11,642	2,701	14,343	—		14,343
Retirement plan administration fees	8,918	—	8,918	—		8,918
Trust	8,864	7,746	16,610	—		16,610
Bank owned life insurance	3,085	1,018	4,103	—		4,103
Net securities gains	150	1,325	1,475	—		1,475
Other	5,345	2,749	8,094	—		8,094

Total noninterest income	$80,311	$20,002	$100,313	$—	(14)	$100,313

Noninterest expense
Salaries and employee benefits	$99,212	$21,902	$121,114	$—		$121,114
Occupancy	16,363	3,893	20,256	—		20,256
Data processing and communications	12,271	2,524	14,795	—		14,795
Professional fees and outside services	8,921	3,087	12,008	—		12,008
Equipment	8,864	1,465	10,329	—		10,329
Office supplies and postage	6,073	1,142	7,215	—		7,215
FDIC expenses	4,267	1,061	5,328	—		5,328
Advertising	3,460	898	4,358	—		4,358
Amortization of intangible assets	3,046	944	3,990	1,082	(15)	5,072
Loan collection and other real estate owned	2,631	387	3,018	—		3,018
Merger expenses	803	—	803	—	(16)	803
Other	14,765	6,278	21,043	—		21,043

Total noninterest expense	$180,676	$43,581	$224,257	$1,082	(17)	$225,339

Income before income tax expense	79,174	17,811	96,985	$(2,778)		94,207
Income tax expense	21,273	4,514	25,787	(1,101)	(18)	24,686

Net income	$57,901	$13,297	$71,198	$(1,677)		$69,521

Earnings per share
Basic	$1.72					$1.58
Diluted	$1.71					$1.57
Weighted average basic shares outstanding	33,662			10,329		43,991
Weighted average diluted shares outstanding	33,924			10,329		44,253

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL

STATEMENTS

1. BASIS OF PRO FORMA PRESENTATION

The unaudited pro forma combined consolidated financial information related to the merger includes the unaudited pro forma combined condensed consolidated balance sheet as of September 30, 2012, which assumes that the merger was completed on September 30, 2012. The unaudited pro forma combined condensed consolidated income statements for the nine months ended September 30, 2012 and for the year ended December 31, 2011 were prepared assuming that the merger was completed January 1, 2011. For the purpose of the pro forma combined condensed consolidated financial statements, the purchase price consideration is based on the issuance of 10,328,673 common shares of NBT’s common stock for an estimated value of $227.6 million. This is based on the average closing price of NBT common stock for the five trading days ended on October 5, 2012, the last trading day prior to execution of the merger agreement. The merger is intended to qualify for U.S. federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code.

The merger will be accounted for as an acquisition of Alliance by NBT in accordance with the acquisition method of accounting. The acquisition method of accounting requires an acquirer to recognize the assets acquired, and the liabilities assumed to be based on their fair values as of the date of acquisition. Goodwill will be recognized as of the acquisition date, in the amount equal to the excess of the consideration transferred over the fair value of identifiable net assets acquired. Based on NBT’s preliminary purchase allocation, goodwill of $102.4 million is currently expected to be recorded by NBT in the period the merger is completed. Upon closing, the amount of the goodwill will be adjusted for the results from a detailed valuation analysis of the net assets acquired.

As the merger is recorded using the acquisition method of accounting, all loans of Alliance are recorded at fair value, including adjustments for credit, and no allowance for credit losses is carried over to NBT’s balance sheet. In addition, certain anticipated nonrecurring merger transaction costs associated with the merger, such as investment banking fees, change in control severance costs, accounting and legal fees, transfer agent fees, proxy solicitation costs and other related expenditures are reflected in the pro forma condensed consolidated statement of financial condition, but are excluded from the pro forma condensed income statements.

2. Accounting Policies and Financial Statement Classifications

The accounting policies and financial statement classifications of Alliance are in the process of being reviewed by NBT. Upon completion of the review, conforming adjustments or financial statement reclassifications may be determined.

3. Merger and Acquisition Integration Costs

In connection with the proposed Alliance merger, the plan to integrate NBT’s and Alliance’s operations is still being developed. The specific details of the plan will continue to be refined over the next several months, and will include assessing personnel, benefit plans, premises, equipment and service contracts to determine where there are opportunities to eliminate redundancies. Certain of these decisions may involve involuntary termination of employees, vacating leased premises, changing information systems, canceling contracts with certain service providers and selling or otherwise disposing of certain premises, furniture and equipment. NBT also expects to incur merger-related costs including legal fees, other professional fees, system conversion costs, and costs related to communications with customers and others. To the extent there are costs associated with these actions, the costs will be recorded based on their nature and timing.

4. Estimated Annual Cost Savings

NBT expects to realize annualized cost savings of approximately $15.0 million (35%) of Alliance’s recurring non-interest expenses following the merger. These cost savings are not reflected in the pro forma financial information and there can be no assurance they will be achieved in the amount or manner currently contemplated.

5. Preliminary Purchase Accounting Allocations

The unaudited pro forma combined condensed consolidated financial information for the merger includes an unaudited pro forma combined condensed balance sheet as of September 30, 2012, assuming the merger was completed on September 30, 2012. The unaudited pro forma combined condensed consolidated income statements for the nine months ended September 30, 2012 and for the year ended December 31, 2011 were prepared assuming the merger was completed on January 1, 2011.

(1)	The adjustment results from the assumption that cash and cash equivalents will be used to pay for one-time merger and integration expenses related to the Alliance transaction of $15.0 million which will be expensed against income. For purposes of the pro forma presentation, these costs are assumed to be paid out in cash by NBT at the date of the merger and are not tax deductible. However, several of these costs may not actually be paid out in cash and would be accrued for or paid by Alliance. The deductibility of such costs will be finalized and determined subsequent to the completion of the merger.

(2)	Represents the estimated fair value adjustments to loans, which includes a $9.1 million discount for estimated lifetime credit losses and a $13.6 million premium for market rate differential. The market rate differential will be amortized utilizing an accelerated method. Accordingly, the existing Alliance allowance for loan and lease losses has not been carried over.

(3)	This pro forma does not contemplate the disposition of or any fair value adjustment to premises and equipment.

(4)	Represents adjustments to goodwill resulting from recording the assets and liabilities of Alliance at fair value. These adjustments are preliminary and subject to change. Included in the adjustment to goodwill is the pro forma adjustment to reduce the securities portfolio by the fair value of the Alliance common shares held by NBT. The final adjustments will be calculated when the merger is closed and may be materially different than those presented here.

Fair value of NBT common shares to be issued (in $000’s) (1)	$227,644
Carrying value of Alliance Financial Corporation—September 30, 2012	148,378
Write-off Alliance goodwill	(30,844)
Write-off Alliance intangibles	(7,029)
Tangible book value of Alliance Financial Corporation—September 30, 2012	110,505
Purchase premium	117,139
Fair value adjustments:
Retirement of Alliance shares owned by NBT	1,905
Loans and leases, net	(13,017)
Core deposit intangible	(8,448)
Investment management intangible	(6,265)
Deposits	1,126
Borrowings	8,645
Deferred tax effect of adjustments (39.615%)	1,272
Goodwill assumed	$102,357

Note (1)
Alliance common stock issued and outstanding as of September 30, 2012	4,782,185
NBT ownership in Alliance common stock	(39,693)
Alliance common shares to be exchanged for NBT common shares	4,742,492
Multiplied by exchange ratio	2.1779
NBT common shares to be issued	10,328,673
Average closing price of NBT common stock for the five trading days ended on October 5, 2012, the last trading day prior to execution of the merger agreement	$22.04
Fair value of NBT common shares to be issued (in $000’s)	$227,644

(5)	Represents the recognition of the fair value of the core deposit and investment management intangible assets. Core deposits represents approximately $8.4 million and investment management intangible approximates $6.3 million. Core deposits exclude certificates of deposit and selected other deposit accounts.

(6)	Represents the purchase accounting adjustments to record the fair value of time deposits. Based on the current rate environment and deposit maturities the fair value adjustment is estimated to be an approximate net premium of 0.40%, or $1.1 million.

(7)	Represents the estimated fair value adjustment to borrowings.

(8)	A net deferred tax liability resulting from the fair value adjustments related to the acquired assets and liabilities assumed.

(9)	The net impact of the adjustments to stockholders’ equity is detailed in the table below. The actual equity adjustment will be based on the fair value of NBT common stock on the date that the merger closes and could be materially different from the amount presented here (in thousands):

Fair value of NBT common shares to be issued (in $000’s)	$227,644
Elimination of Alliance’s shareholders’ equity	(148,378)
After tax integration expenses	(14,797)
Total stockholders’ equity adjustment	$64,469

(10)	The fair value of the loan portfolio being acquired from Alliance is estimated by NBT to be more than book value. NBT estimated an approximate premium of $4.5 million to Alliance’s gross loan portfolio to estimate the fair value adjustment at September 30, 2012. The loan fair value adjustment includes a $9.1 million discount for estimated lifetime credit losses and a $13.6 million interest rate premium for market rate differential. The fair value adjustment will be accreted using an accelerated method over the estimated remaining life of the loan portfolio, which is estimated to be 10 years. The accretion for the nine months ended September 30, 2012 is estimated at approximately $0.5 million and the accretion for the year ended December 31, 2011 is estimated to be approximately $0.8 million. Assuming a closing date of January 1, 2011, the accretion for the three months ending December 31, 2012 is estimated to be $0.2 million and for the years ending December 31, 2013, 2014 and 2015, the estimated accretion is $0.7 million, $0.6 million and $0.5 million, respectively.

(11)	The fair value of the investment portfolio being acquired from Alliance is more than amortized cost, representing an approximate premium of $12.4 million. This premium to Alliance’s gross investment portfolio represents the fair value adjustment at September 30, 2012 and reflects our estimates of the market rate differential between the current market rate and market rate at purchase of security. The investment fair value adjustment will be amortized using an accelerated method over the estimated remaining life of the investment portfolio, which is estimated to be 5 years. The accretion for the nine months ended September 30, 2012 is estimated at approximately $2.5 million and the accretion for the year ended December 31, 2011 is estimated to be approximately $4.1 million. Assuming a closing date of January 1, 2011, the accretion for the three months ending December 31, 2012 is estimated to be $0.8 million and for the years ending December 31, 2013, 2014 and 2015, the estimated accretion is $2.4 million, $1.7 million and $0.8 million, respectively.

(12)	As interest rates on Alliance’s deposits are generally higher than current market rates, the fair value of the deposits being acquired from Alliance is estimated by NBT to be more than book value. NBT estimated an approximate increase of $1.1 million to Alliance’s deposit portfolio to estimate the fair value adjustment at September 30, 2012. The fair value adjustment will be amortized using a straight line method over an estimated useful life of approximately three years. The accretion for the nine months ended September 30, 2012 is estimated at approximately $0.3 million and the accretion for the year ended December 31, 2011 is estimated to be approximately $0.4 million.

(13)

As interest rates on Alliance’s borrowings are generally higher than current market rates, the fair value of the long-term borrowings being acquired from Alliance is estimated by NBT to be more than book value. NBT estimated an approximate increase of $8.6 million to Alliance’s borrowings to estimate the fair value adjustment at September 30, 2012. The fair value adjustments will be amortized using a straight line method over an estimated useful life of approximately three years. The accretion for the nine months ended September 30, 2012 is estimated at approximately $2.2 million and the accretion for the year ended December 31, 2011 is estimated to be approximately $2.9 million.

(14)	Non-interest income does not reflect revenue enhancement opportunities.

(15)	Amortization of core deposit and investment management intangibles using an accelerated method over 10 years.

(16)	The historical financial results of NBT and Alliance include merger and acquisition integration costs of approximately $0.3 million and $1.0 million, respectively, for the nine months ended September 30, 2012. The expenses were comprised primarily of professional fees. These non-recurring expenses have been eliminated from the pro forma statements of operations. Merger and acquisition integration expenses related to the Alliance merger are estimated to be $15.0 million and will be expensed by Alliance and NBT to the extent required by generally accepted accounting principles.

(17)	Non-interest expenses do not reflect anticipated cost savings.

(18)	Reflects the tax impact of the pro forma merger adjustments at NBT’s statutory income tax rate of 39.615%. It should be noted that certain merger and acquisition integration expenses are not deductible for income tax purposes.

6.	Hampshire First Bank Acquisition

Historical information for Hampshire First Bank acquisition, which was completed on June 8, 2012, is not reflected in NBT’s December 31, 2011 historical information; however, Hampshire First Bank is reflected in NBT’s September 30, 2012 historical information.

LEGAL MATTERS

The validity of the shares of NBT common stock to be issued in the merger will be passed upon for NBT by Goodwin Procter LLP. Goodwin Procter LLP and Hogan Lovells US LLP will deliver opinions to NBT and Alliance, respectively, as to certain federal income tax consequences of the merger. See “The Merger—Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 74.

EXPERTS

The consolidated financial statements of NBT Bancorp at December 31, 2011 and 2010, and for each of the years in the three-year period ended December 31, 2011, and management’s assessment of the effectiveness of internal control over financial reporting at December 31, 2011 have been incorporated by reference into this document and in the registration statement in reliance on the reports of KPMG LLP, independent registered public accounting firm, which are incorporated by reference into this document and into the registration statement by reference to NBT Bancorp’s Annual Report on Form 10-K for the year ended December 31, 2011, and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Alliance as of December 31, 2011 and 2010 and for each of the years in the three-year period ended December 31, 2011 and the effectiveness of Alliance’s internal control over financial reporting as of December 31, 2011 have been audited by Crowe Horwath LLP, an independent registered public accounting firm, as set forth in their report appearing in our Annual Report on Form 10-K for the year ended December 31, 2011 and incorporated in this registration statement by reference. Such consolidated financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

FUTURE STOCKHOLDER PROPOSALS

Alliance

In view of the pending merger with NBT, Alliance intends to hold its 2013 annual meeting of shareholders only if the merger is not completed. If such a meeting is held, shareholder proposals will only be considered for inclusion in Alliance’s proxy statement for the 2013 annual meeting if they (1) are submitted to Alliance’s Secretary at 120 Madison Street, Syracuse, New York 13202, not later than the close of business on December 7, 2012, and (2) concern a matter that may properly be considered and acted upon at the annual meeting in accordance with law and the rules of the Securities and Exchange Commission, including Rule 14a-8 under the Exchange Act. Shareholder proposals that are to be considered at the 2013 annual meeting but not requested to be included in the proxy statement must meet the following criteria: (A) the proposal must be submitted by a shareholder of record; (B) the shareholder making the proposal must give timely notice in writing to the Secretary of Alliance as set forth in Alliance’s bylaws; and (C) such notice must contain specific information as set forth in Alliance’s bylaws.

NBT

If the merger is completed, Alliance shareholders will become stockholders of NBT. To be included in NBT’s 2013 annual meeting of stockholders, stockholder proposals will only be considered for inclusion in NBT’s proxy statement for the 2013 annual meeting if they (1) are submitted to NBT’s Secretary at 52 South Broad Street, Norwich, New York 13815, not later than the close of business on November 30, 2012, and (2) concern a matter that may properly be considered and acted upon at the annual meeting in accordance with law and the rules of the Securities and Exchange Commission, including Rule 14a-8 under the Exchange Act. Stockholder proposals that are to be considered at the 2013 annual meeting but not requested to be included in the proxy statement must be submitted no later than March 2, 2013 and no earlier than January 31, 2013.

WHERE YOU CAN FIND MORE INFORMATION

NBT and Alliance file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information on file with the Securities and Exchange Commission at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. SEC filings are also available to the public at the SEC’s website at www.sec.gov.

NBT has filed a registration statement on Form S-4 to register with the SEC the shares of NBT common stock that Alliance shareholders will receive in the merger. This joint proxy statement/prospectus is part of the registration statement of NBT on Form S-4 and is a prospectus of NBT and a joint proxy statement of Alliance for the Alliance special meeting and NBT for the NBT special meeting.

The SEC permits NBT and Alliance to “incorporate by reference” information into this joint proxy statement/prospectus. This means that NBT and Alliance can disclose important information to you by referring to another document filed separately with the SEC. The information incorporated by reference is considered a part of this joint proxy statement/prospectus, except for any information superseded by information contained directly in this joint proxy statement/prospectus or by information contained in documents filed with or furnished to the Securities and Exchange Commission after the date of this joint proxy statement/prospectus that is incorporated by reference in this joint proxy statement/prospectus.

This joint proxy statement/prospectus incorporates by reference the documents set forth below that have been previously filed with the SEC. These documents contain important information about NBT and Alliance and their financial conditions.

NBT SEC Filings (SEC File Number 001-14703)	Period or Date Filed
Annual Report on Form 10-K	Year ended December 31, 2011, filed February 29, 2012

Quarterly Reports on Form 10-Q	Quarter ended March 31, 2012 (filed May 10, 2012), quarter ended June 30, 2012 (filed August 9, 2012) and quarter ended September 30, 2012 (filed November 9, 2012)

Current Reports on Form 8-K	Filed January 24, 2012, April 12, 2012, May 2, 2012, June 11, 2012, October 9, 2012, and October 12, 2012 (other than the portions of those documents not deemed to be filed)

Description of NBT share purchase rights pursuant to stockholder rights plan contained in NBT’s Current Report on Form 8-K, filed October 25, 2004.

Description of NBT common stock contained in NBT Registration Statement on Form 8-A, filed May 9, 2000, and any amendment or report filed for the purpose of updating these descriptions.

Alliance SEC Filings (SEC File Number 001-15366)	Period or Date Filed
Annual Report on Form 10-K	Year ended December 31, 2011, filed March 14, 2012

Quarterly Reports on Form 10-Q	Quarter ended March 31, 2012 (filed on May 9, 2012), quarter ended June 30, 2012 (filed on August 9, 2012) and quarter ended September 30, 2012 (filed on November 9, 2012)

Current Reports on Form 8-K	Filed February 28, 2012, May 16, 2012, May 29, 2012, August 28, 2012 and October 9, 2012 (other than the portions of those documents not deemed to be filed)

Description of Alliance common stock contained in Alliance’s Registration Statement on Form 8-A, filed October 25, 2001, and any amendment or report filed for the purpose of updating these descriptions.

In addition, NBT and Alliance also incorporate by reference additional documents that either company may file with the Securities and Exchange Commission under Sections 13(a), 13(c) or 15(d) of the Exchange Act, between the date of the initial filing of the registration statement and the date of the Alliance special meeting or the NBT special meeting, as the case may be. These documents include Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. To the extent that any information contained in any Current Report on Form 8-K, or any exhibit to such report, was furnished to, rather than filed with, the SEC, such information or exhibit is not specifically incorporated by reference into this joint proxy statement/prospectus.

Documents incorporated by reference are available from NBT and Alliance, without charge, excluding all exhibits unless an exhibit has been specifically incorporated by reference into this joint proxy statement/ prospectus. You can obtain documents incorporated by reference in this joint proxy statement/prospectus by requesting them in writing or by telephone from the appropriate company at the following addresses and telephone numbers:

NBT Bancorp Inc. 52 South Broad Street Norwich, New York 13815 Attention: Michael J. Chewens, CFO (203) 338-7171 www.nbtbancorp.com (“Investor Relations” tab)	Alliance Financial Corporation 120 Madison Street Syracuse, New York 13202 Attention: J. Daniel Mohr, CFO (315) 475-4478 www.alliancefinancialcorporation.com (“Investor Relations” tab)

Neither NBT nor Alliance has authorized anyone to give any information or make any representation about the merger or the special meeting that is different from, or in addition to, that contained in this joint proxy statement/prospectus or in any of the materials that are incorporated by reference into this joint proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. This joint proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this joint proxy statement/prospectus, or the solicitation of a proxy, in any jurisdiction to or from any person to whom or from whom it is unlawful to make such offer, solicitation of an offer or proxy solicitation in such jurisdiction. Neither the delivery of this joint proxy statement/prospectus nor any distribution of securities pursuant to this joint proxy statement/prospectus shall, under any circumstances, create any implication that there has been no change in the information set forth or incorporated into this joint proxy statement/prospectus by reference or in our affairs since the date of this joint proxy statement/prospectus. The information contained in this joint proxy statement/prospectus with respect to NBT was provided by NBT, and the information contained in this joint proxy statement/prospectus with respect to Alliance was provided by Alliance. The information contained in this joint proxy statement/prospectus speaks only as of the date of this joint proxy statement/prospectus unless the information specifically indicates that another date applies.

ANNEX A

AGREEMENT AND PLAN OF MERGER

by and between

NBT BANCORP INC.

and

ALLIANCE FINANCIAL CORPORATION

Dated as of October 7, 2012

A-i

A-ii

A-iii

AGREEMENT AND PLAN OF MERGER, dated as of October 7, 2012 (this “Agreement”), by and between NBT Bancorp Inc., a Delaware corporation (“Buyer”), and Alliance Financial Corporation, a New York corporation (f/k/a Cortland First Financial Corporation) (the “Company”).

RECITALS

WHEREAS, the respective Boards of Directors of Buyer and the Company have determined that it is in the best interests of their respective corporations and shareholders to enter into this Agreement and to consummate the strategic business combination provided for herein, pursuant to which, subject to the terms and conditions set forth herein, the Company will merge with and into Buyer, with Buyer being the surviving corporation and continuing its corporate existence under the laws of the State of Delaware (the “Merger”);

WHEREAS, as a condition to the willingness of Buyer to enter into this Agreement, the Chairman of the Board, President and Chief Executive Officer of the Company has entered into a Voting Agreement with Buyer dated as of the date hereof (the “Voting Agreement”), substantially in the form attached hereto as Exhibit A, pursuant to which such shareholder has agreed, among other things, to vote his shares of the Company’s common stock, par value $1.00 per share (the “Company Common Stock”), in favor of the approval of this Agreement and the transactions contemplated hereby, upon the terms and subject to the conditions set forth in the Voting Agreement;

WHEREAS, after the Effective Time of the Merger, on a date selected by Buyer, Alliance Bank, N.A. (the “Company Bank”) will merge with and into NBT Bank, N.A. (the “Buyer Bank”), with Buyer Bank continuing as the surviving entity;

WHEREAS, the parties intend the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and that this Agreement shall constitute a “plan of reorganization” for purposes of Sections 354 and 361 of the Code; and

WHEREAS, the parties desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I

THE MERGER

1.1 The Merger. Subject to the terms and conditions of this Agreement, in accordance with the Delaware General Corporation Law (the “DGCL”) and the New York Business Corporation Law (the “NYBCL”), and in reliance upon the representations, warranties and covenants set forth herein, at the Effective Time, the Company shall merge with and into Buyer, the separate corporate existence of the Company shall cease and Buyer shall survive and continue its corporate existence under its Certificate of Incorporation, Bylaws and the laws of the State of Delaware (Buyer, as the surviving corporation in the Merger, being sometimes referred to herein as the “Surviving Corporation”).

1.2 Effective Time. On the Closing Date, as promptly as practicable after all of the conditions set forth in Article VII shall have been satisfied or, if permissible, waived by the party entitled to the benefit of the same, Buyer and the Company shall (a) execute and file with the Secretary of State of the State of Delaware a certificate of merger in a form reasonably satisfactory to Buyer and the Company, in accordance with the DGCL, and (b) execute and file with the Department of State of the State of New York a certificate of merger in a form reasonably satisfactory to Buyer and the Company, in accordance with the NYBCL. The Merger shall become effective on the date of such filings at the time specified therein (the “Effective Time”).

1.3 Effects of the Merger. At the Effective Time, the effect of the Merger shall be as provided herein and as provided in the applicable provisions of the DGCL and the NYBCL.

1.4 Closing. The transactions contemplated by this Agreement shall be consummated at a closing (the “Closing”) that will take place at the offices of Goodwin Procter LLP, Exchange Place, Boston, Massachusetts 02109, (a) on a date to be specified by the parties, which shall be no later than five (5) Business Days after all of the conditions to the Closing set forth in Article VII (other than conditions to be satisfied at the Closing, which shall be satisfied or waived at the Closing) have been satisfied or waived in accordance with the terms hereof (the “Baseline Closing Date”), (b) at the election of Buyer, on the last Business Day of the month in which the Baseline Closing Date occurs or (c) if the Baseline Closing Date occurs in the second half of a fiscal quarter of Buyer, at the election of Buyer, on the last Business Day of such fiscal quarter (such day hereinafter referred to as the “Closing Date”). Notwithstanding the foregoing, the Closing may take place at such other place, time or date as may be mutually agreed upon in writing by Buyer and the Company.

1.5 Certificate of Incorporation and Bylaws. The Certificate of Incorporation of Buyer, as in effect immediately prior to the Effective Time, shall be the Certificate of Incorporation of the Surviving Corporation, until thereafter amended as provided therein and in accordance with applicable law. The Bylaws of Buyer, as in effect immediately prior to the Effective Time, shall be the Bylaws of the Surviving Corporation, until thereafter amended as provided therein and in accordance with applicable law.

1.6 Directors of the Surviving Corporation. The directors of Buyer immediately prior to the Effective Time shall be the directors of the Surviving Corporation, each of whom shall serve in accordance with the Certificate of Incorporation and Bylaws of the Surviving Corporation; provided, however, that immediately following the Effective Time, Buyer shall expand the size of its Board of Directors by three (3) seats in connection with the Merger and designate Jack H. Webb and two (2) other members of the Company Board to be named after the date hereof and prior to the Effective Time, each of whom meets the qualifications for directors set forth in the Bylaws of the Surviving Corporation and is mutually agreed upon by Buyer and the Company, to serve on the Board of Directors of the Surviving Corporation (the “Company Director Designees”). The Company Director Designees shall be appointed to the Board of Directors of the Surviving Corporation in a manner such that the classes of the Board of Directors of the Surviving Corporation shall be as nearly equal in number as possible. The Company Director Designees shall also be appointed to the Board of Directors of the Buyer Bank in accordance with the Bylaws of the Buyer Bank and effective immediately following the Effective Time.

1.7 Officers of the Surviving Corporation. The officers of Buyer immediately prior to the Effective Time shall be the officers of the Surviving Corporation, each to hold office in accordance with the Certificate of Incorporation and Bylaws of the Surviving Corporation.

1.8 Tax Consequences. It is intended that the Merger shall qualify as a “reorganization” under Section 368(a) of the Code, and that this Agreement shall constitute a “plan of reorganization” for purposes of Sections 354 and 361 of the Code.

1.9 Bank Merger.

(a) As soon as practicable after consummation of the Merger (or on such later date as Buyer shall specify), the Company Bank shall be merged with and into the Buyer Bank (the “Bank Merger”). The Buyer Bank shall be the surviving entity in the Bank Merger and shall continue its corporate existence.

(b) As soon as practicable after the execution of this Agreement (or on such later date as Buyer shall specify), Buyer shall cause the Buyer Bank, and the Company shall cause the Company Bank, to enter into an Agreement and Plan of Merger providing for the Bank Merger (the “Bank Merger Agreement”). The Bank Merger Agreement shall be in a form to be specified by Buyer and reasonably approved by the Company (such approval not to be unreasonably withheld or delayed).

1.10 Additional Actions. If, at any time after the Effective Time, Buyer shall consider or be advised that any further deeds, documents, assignments or assurances in law or any other acts are necessary or desirable to (a) vest, perfect or confirm, or record or otherwise, in Buyer its right, title or interest in, to or under any of the rights, properties or assets of the Company, or (b) otherwise carry out the purposes of this Agreement, the Company and its officers and directors shall be deemed to have granted to Buyer an irrevocable power of attorney to execute and deliver, in such official corporate capacities, all such deeds, assignments or assurances in law or any other acts as are necessary or desirable to (x) vest, perfect or confirm, of record or otherwise, in Buyer its right, title or interest in, to or under any of the rights, properties or assets of the Company or (y) otherwise carry out the purposes of this Agreement, and the officers and directors of Buyer are authorized in the name of the Company or otherwise to take any and all such action.

ARTICLE II

MERGER CONSIDERATION; EXCHANGE PROCEDURES

2.1 Merger Consideration. Subject to the provisions of this Agreement, at the Effective Time, automatically by virtue of the Merger and without any action on the part of Buyer, the Company, any shareholder of the Company or any shareholder of Buyer:

(a) Each share of common stock, par value $0.01 per share, of Buyer (“Buyer Common Stock”) that is issued and outstanding immediately prior to the Effective Time (together with the associated stock purchase rights which are attached to, and trade with, the Buyer Common Stock) shall remain outstanding following the Effective Time and shall be unchanged by the Merger.

(b) Each share of Company Common Stock held as Treasury Stock immediately prior to the Effective Time shall be cancelled and retired at the Effective Time without any conversion thereof, and no payment shall be made with respect thereto.

(c) Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than Treasury Stock) shall become and be converted into, as provided in and subject to the limitations set forth in this Agreement, the right to receive 2.1779 shares (the “Exchange Ratio”) of Buyer Common Stock (together with the associated stock purchase rights which are attached to, and trade with, the Buyer Common Stock) (the “Merger Consideration”).

2.2 Rights as Shareholders; Stock Transfers. All shares of Company Common Stock, when converted as provided in Section 2.1(c), shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each certificate (a “Certificate”) previously evidencing such shares shall thereafter represent only the right to receive for each such share of Company Common Stock, the Merger Consideration and, if applicable, any cash in lieu of fractional shares of Buyer Common Stock in accordance with Section 2.3. At the Effective Time, holders of Company Common Stock shall cease to be, and shall have no rights as, shareholders of the Company, other than the right to receive the Merger Consideration and cash in lieu of fractional shares of Buyer Common Stock as provided under this Article II. After the Effective Time, there shall be no transfers on the stock transfer books of the Company of shares of Company Common Stock, other than transfers of Company Common Stock that have occurred prior to the Effective Time.

2.3 Fractional Shares. Notwithstanding any other provision hereof, no fractional shares of Buyer Common Stock and no certificates or scrip therefor, or other evidence of ownership thereof, will be issued in the Merger. In lieu thereof, Buyer shall pay to each holder of a fractional share of Buyer Common Stock an amount of cash (without interest) determined by multiplying the fractional share interest to which such holder would otherwise be entitled by the average of the daily closing prices during the regular session of Buyer Common Stock on The NASDAQ Stock Market LLC (“NASDAQ”) (as reported in The Wall Street Journal or, if not reported therein, in another authoritative source) for the five (5) consecutive trading days ending on the third Business Day immediately prior to the Closing Date, rounded to the nearest whole cent.

2.4 Exchange Procedures.

(a) At or before the Effective Time, for the benefit of the holders of Certificates, (i) Buyer shall cause to be delivered to a bank or trust company designated by Buyer and reasonably satisfactory to the Company (the “Exchange Agent”), for exchange in accordance with this Article II, certificates representing the shares of Buyer Common Stock issuable pursuant to this Article II (“New Certificates”) and (ii) Buyer shall deliver, or shall cause to be delivered, to the Exchange Agent an aggregate amount of cash sufficient to pay the estimated amount of cash to be paid in lieu of fractional shares of Buyer Common Stock (such New Certificates and cash hereinafter referred to as the “Exchange Fund”).

(b) As promptly as practicable following the Effective Time, and provided that the Company has delivered, or caused to be delivered, to the Exchange Agent all information which is necessary for the Exchange Agent to perform its obligations as specified herein, the Exchange Agent shall mail to each holder of record of a Certificate or Certificates a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent) and instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration into which the shares of Company Common Stock represented by such Certificate or Certificates shall have been converted pursuant to Section 2.1 and Section 2.3 of this Agreement. Upon proper surrender of a Certificate for exchange and cancellation to the Exchange Agent, together with a properly completed letter of transmittal, duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor, as applicable, (i) a New Certificate representing that number of shares of Buyer Common Stock to which such former holder of Company Common Stock shall have become entitled pursuant to this Agreement and (ii) a check representing the amount of cash (if any) payable in lieu of a fractional share of Buyer Common Stock which such former holder has the right to receive in respect of the Certificate surrendered pursuant to this Agreement, and the Certificate so surrendered shall forthwith be cancelled. Until surrendered as contemplated by this Section 2.4(b), each Certificate (other than Certificates representing Treasury Stock) shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration provided in Section 2.1 and Section 2.3 and any unpaid dividends and distributions thereon as provided in Section 2.4(c). No interest shall be paid or accrued on (x) any cash in lieu of fractional shares or (y) any such unpaid dividends and distributions payable to holders of Certificates.

(c) No dividends or other distributions with a record date after the Effective Time with respect to Buyer Common Stock shall be paid to the holder of any unsurrendered Certificate until the holder thereof shall surrender such Certificate in accordance with this Section 2.4. After the surrender of a Certificate in accordance with this Section 2.4, the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to shares of Buyer Common Stock represented by such Certificate.

(d) The Exchange Agent and Buyer, as the case may be, shall not be obligated to deliver a New Certificate or New Certificates representing shares of Buyer Common Stock (or any cash in lieu of fractional shares) to which a holder of Company Common Stock would otherwise be entitled as a result of the Merger until such holder surrenders the Certificate or Certificates representing the shares of Company Common Stock for exchange as provided in this Section 2.4, or an appropriate affidavit of loss and indemnity agreement and/or a bond in an amount as may be required in each case by Buyer. If any New Certificates evidencing shares of Buyer Common Stock are to be issued in a name other than that in which the Certificate evidencing Company Common Stock surrendered in exchange therefor is registered, it shall be a condition of the issuance thereof that the Certificate so surrendered shall be properly endorsed or accompanied by an executed form of assignment separate from the Certificate and otherwise in proper form for transfer, and that the Person requesting such exchange pay to the Exchange Agent any transfer or other tax required by reason of the issuance of a New Certificate for shares of Buyer Common Stock in any name other than that of the registered holder of the Certificate surrendered or otherwise establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

(e) Any portion of the Exchange Fund that remains unclaimed by the shareholders of the Company for six (6) months after the Effective Time (as well as any interest or proceeds from any investment thereof) shall be delivered by the Exchange Agent to Buyer. Any shareholders of the Company who have not theretofore complied with Section 2.4(b) shall thereafter look only to the Surviving Corporation for the Merger Consideration deliverable in respect of each share of Company Common Stock such shareholder holds as determined pursuant to this Agreement, in each case without any interest thereon. If outstanding Certificates for shares of Company Common Stock are not surrendered or the payment for them is not claimed prior to the date on which such shares of Buyer Common Stock or cash would otherwise escheat to or become the property of any governmental unit or agency, the unclaimed items shall, to the extent permitted by abandoned property and any other applicable law, become the property of Buyer (and to the extent not in its possession shall be delivered to it), free and clear of all claims or interest of any Person previously entitled to such property. Neither the Exchange Agent nor any party to this Agreement shall be liable to any holder of shares of Company Common Stock represented by any Certificate for any consideration paid to a public official pursuant to applicable abandoned property, escheat or similar laws. Buyer and the Exchange Agent shall be entitled to rely upon the stock transfer books of the Company to establish the identity of those Persons entitled to receive the Merger Consideration specified in this Agreement, which books shall be conclusive with respect thereto. In the event of a dispute with respect to ownership of any shares of Company Common Stock represented by any Certificate, Buyer and the Exchange Agent shall be entitled to deposit any Merger Consideration represented thereby in escrow with an independent third party and thereafter be relieved with respect to any claims thereto.

(f) Buyer (through the Exchange Agent, if applicable) shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement to any holder of shares of Company Common Stock such amounts as Buyer is required to deduct and withhold under applicable law. Any amounts so deducted and withheld shall be treated for all purposes of this Agreement as having been paid to the holder of Company Common Stock in respect of which such deduction and withholding was made by Buyer.

2.5 Anti-Dilution Provisions. In the event Buyer or the Company changes (or establishes a record date for changing) the number of, or provides for the exchange of, shares of Buyer Common Stock or Company Common Stock issued and outstanding prior to the Effective Time as a result of a stock split, stock dividend, recapitalization, reclassification, or similar transaction with respect to the outstanding Buyer Common Stock or Company Common Stock and the record date therefor shall be prior to the Effective Time, the Exchange Ratio shall be proportionately and appropriately adjusted; provided, however, that, for the avoidance of doubt, no such adjustment shall be made with regard to the Buyer Common Stock if (a) Buyer issues additional shares of Buyer Common Stock and receives consideration for such shares in a bona fide third party transaction, (b) Buyer issues additional shares of Buyer Common Stock under its Employee Stock Purchase Plan, or (c) Buyer issues employee or director stock grants or similar equity awards or shares of Buyer Common Stock upon the exercise or settlement thereof.

2.6 Stock-Based Awards. As of the Effective Time, all restricted shares of Company Common Stock granted under the Company’s 2010 Restricted Stock Plan and 1998 Long Term Incentive Compensation Plan (collectively, the “Restricted Stock Plans”) shall vest in full so as to no longer be subject to any forfeiture or vesting requirements pursuant to the terms of the Restricted Stock Plans, and all such shares of Company Common Stock shall be considered outstanding shares for all purposes of this Agreement, including, without limitation, for purposes of the right to receive the Merger Consideration with respect thereto. The Company Board (or, if appropriate, any committee thereof administering the Restricted Stock Plans) shall adopt such resolutions or take such other actions as may be required to effect the foregoing.

2.7 Deferred Compensation Plans. Prior to the Effective Time, the Company shall take such action as is necessary with respect to any stock-based deferred compensation plans of the Company to provide that, without any action on the part of Buyer, the Company or any participant in such plan, as of the Effective Time, all amounts held in participant accounts and denominated in Company Common Stock (“Company Deferred Stock Units”) shall be converted into rights with respect to a number of shares of Buyer Common Stock that is equal to the number of Company Deferred Stock Units immediately prior to the Effective Time multiplied by the Exchange Ratio (rounded to the nearest whole share). Effective as of the date of this Agreement, the Company shall not issue any shares of Company Common Stock or sell any shares of Company Common Stock held in treasury pursuant to any stock-based deferred compensation plan.

2.8 Dividend Reinvestment Plan. Prior to the Effective Time, the Company shall suspend purchases of Company Common Stock under the Company’s dividend reinvestment plan (the “DRIP”) and take such action as is necessary to terminate the DRIP and distribute all shares of Company Common Stock and the value of all cash held in participant’s plan accounts in accordance with the terms of the DRIP. Prior to the Effective Time, in no event shall the Company issue any shares of Company Common Stock or sell any shares of Company Common Stock held in treasury pursuant to the DRIP.

2.9 Reservation of Right to Revise Structure. Buyer may at any time change the method of effecting the business combination contemplated by this Agreement if and to the extent that it deems such a change to be desirable; provided, however, that no such change shall (a) alter or change the amount of the consideration to be issued to holders of Company Common Stock as merger consideration as currently contemplated in this Agreement, (b) reasonably be expected to materially impede or delay consummation of the Merger, (c) adversely affect the federal income tax treatment of holders of Company Common Stock in connection with the Merger, or (d) require submission to or approval of the Company’s shareholders after the plan of merger set forth in this Agreement has been approved by the Company’s shareholders. In the event that Buyer elects to make such a change, the parties agree to execute appropriate documents to reflect the change.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

3.1 Making of Representations and Warranties.

(a) As a material inducement to Buyer to enter into this Agreement and to consummate the transactions contemplated hereby, the Company hereby makes to Buyer the representations and warranties contained in this Article III, subject to the standards established by Section 9.1.

(b) On or prior to the date hereof, the Company has delivered to Buyer a schedule (the “Company Disclosure Schedule”) listing, among other things, items the disclosure of which is necessary or appropriate in relation to any or all of the Company’s representations and warranties contained in this Article III; provided, however, that no such item is required to be set forth on the Company Disclosure Schedule as an exception to a representation or warranty if its absence is not reasonably likely to result in the related representation or warranty being untrue or incorrect under the standards established by Section 9.1.

3.2 Organization, Standing and Authority. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of New York. The Company is duly registered as a bank holding company under the Bank Holding Company Act of 1956, as amended (“BHCA”), and the regulations of the Board of Governors of the Federal Reserve System (the “FRB”) promulgated thereunder. The Company has elected to be a financial holding company under Section 4(l)(C) of the BHCA and meets all of the qualifications for a financial holding company under Section 4(l) of the BHCA and the regulations of the FRB promulgated thereunder. The Company is duly qualified to do business and is in good standing in the jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified. A complete and accurate list of all such jurisdictions is set forth on Schedule 3.2 of the Company Disclosure Schedule.

3.3 Capitalization.

(a) As of the date hereof, the authorized capital stock of the Company consists solely of (i) 900,000 shares of undesignated preferred stock, par value $1.00 per share, of which no shares are issued and outstanding, (ii) 100,000 shares of Series A junior participating preferred stock, par value $1.00 per share, of which no shares are issued and outstanding, (iii) 10,000,000 shares of common stock, par value $1.00 per share, of which 4,782,185 shares are issued and outstanding, and (iv) 322,312 shares that are held, directly or indirectly, by the Company as Treasury Stock. The outstanding shares of Company Common Stock are validly issued, fully paid and nonassessable with no personal liability attaching to the ownership thereof, and subject to no preemptive or similar rights (and were not issued in violation of any preemptive or similar rights). Except as set forth on Schedule 3.3(a) of the Company Disclosure Schedule, there are no additional shares of the Company’s capital stock authorized or reserved for issuance, the Company does not have any securities (including units of beneficial ownership interest in any partnership or limited liability company) convertible into or exchangeable for any additional shares of stock, any stock appreciation rights, or any other rights to subscribe for or acquire shares of its capital stock issued and outstanding, and the Company does not have, and is not bound by, any commitment to authorize, issue or sell any such shares or other rights. There are no agreements to which the Company is a party with respect to the voting, sale or transfer, or registration of any securities of the Company. To the Knowledge of the Company, there are no agreements among other parties, to which the Company is not a party, with respect to the voting or sale or transfer of any securities of the Company. All of the issued and outstanding shares of Company Common Stock were issued in compliance with applicable securities laws. The Company’s Rights Agreement dated October 19, 2001, and the related Preferred Stock Purchase Rights expired in accordance with their terms on October 29, 2011.

(b) There are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any shares of capital stock of, or other equity interests in, the Company or to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary of the Company.

(c) Schedule 3.3(c) of the Company Disclosure Schedule sets forth, as of the date hereof, for each restricted stock award, the name of the grantee, the date of grant, the plan under which the grant was made, the number of shares of Company Common Stock subject to each award, the vesting schedule of each award, the number of shares of Company Common Stock that are currently vested with respect to such award, and whether the vesting of such award shall accelerate in connection with the transactions contemplated hereby. As of the date hereof, there are no outstanding options to purchase Company Common Stock or other outstanding equity awards to any director, officer, employee or consultant of the Company or any of the Company’s Subsidiaries.

3.4 Subsidiaries.

(a) (i) Schedule 3.4(a)(i) of the Company Disclosure Schedule sets forth a complete and accurate list of all of the Company’s Subsidiaries, including the jurisdiction of organization of each such Subsidiary, (ii) except as set forth on Schedule 3.4(a)(ii), the Company owns, directly or indirectly, all of the issued and outstanding equity securities of each Subsidiary, (iii) no equity securities of any of the Company’s Subsidiaries are or may become required to be issued (other than to the Company) by reason of any contractual right or otherwise, (iv) there are no contracts, commitments, understandings or arrangements by which any of such Subsidiaries is or may be bound to sell or otherwise transfer any of its equity securities (other than to the Company or a wholly owned Subsidiary of the Company), (v) there are no contracts, commitments, understandings or arrangements relating to the Company’s rights to vote or to dispose of such securities and (vi) all of the equity securities of each such Subsidiary held by the Company, directly or indirectly, are validly issued, fully paid and nonassessable, not subject to preemptive or similar rights and are owned by the Company free and clear of all mortgages, pledges, liens, security interests, conditional and installment sale agreements, encumbrances, charges or other claims of third parties of any kind (collectively, “Liens”).

(b) Except as set forth on Schedule 3.4(b) of the Company Disclosure Schedule, the Company does not own (other than in a bona fide fiduciary capacity or in satisfaction of a debt previously contracted) beneficially, directly or indirectly, any equity securities or similar interests of any Person, or any interest in a partnership or joint venture of any kind.

(c) Each of the Company’s Subsidiaries has been duly organized and qualified under the laws of the jurisdiction of its organization and is duly qualified to do business and in good standing in the jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified. A complete and accurate list of all such jurisdictions is set forth on Schedule 3.4(c) of the Company Disclosure Schedule.

3.5 Corporate Power. Each of the Company and its Subsidiaries has the corporate power and authority to carry on its business as it is now being conducted and to own all of its properties and assets and the Company has the corporate power and authority to execute and deliver this Agreement, to perform its obligations under this Agreement and to consummate the transactions contemplated hereby.

3.6 Corporate Authority. This Agreement and the transactions contemplated hereby, subject to approval by the holders of two-thirds (2/3) of the shares of Company Common Stock outstanding and entitled to vote thereon, have been authorized by all necessary corporate action of the Company and the Company Board. The Company Board (a) unanimously approved this Agreement and determined that this Agreement and the transactions contemplated hereby, including the Merger, are advisable and in the best interests of the holders of Company Common Stock and (b) unanimously resolved to recommend that the holders of Company Common Stock vote for the approval of this Agreement and the transactions contemplated hereby at a meeting of the shareholders of the Company. The Company has duly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by Buyer, this Agreement is a legal, valid and binding agreement of the Company, enforceable in accordance with its terms (except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general principles of equity). The affirmative vote of the holders of two-thirds (2/3) of the outstanding shares of Company Common Stock is the only vote of any class of capital stock of the Company required by the NYBCL, the Certificate of Incorporation of the Company or the Bylaws of the Company to approve this Agreement and the transactions contemplated hereby. In accordance with the applicable provisions of the NYBCL, the shareholders of the Company are not entitled to appraisal or dissenters’ rights in connection with any of the transactions contemplated hereby.

3.7 Non-Contravention.

(a) Subject to the receipt of the Regulatory Approvals, the Bank Merger Approvals and the required filings under federal and state securities laws, and except as set forth on Schedule 3.7(a) of the Company Disclosure Schedule, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby (including, without limitation, the Merger and the Bank Merger) by the Company do not and will not (i) constitute a breach or violation of, or a default under, result in a right of termination or the acceleration of any right or obligation under, any law, rule or regulation or any judgment, decree, order, permit, license, credit agreement, indenture, loan, note, bond, mortgage, reciprocal easement agreement, lease, instrument, concession, franchise or other agreement of the Company or any of its Subsidiaries or to which the Company or any of its Subsidiaries, properties or assets is subject or bound, (ii) constitute a breach or violation of, or a default under, the Company’s Certificate of Incorporation or Bylaws, or (iii) require the consent or approval of any third party or Governmental Authority under any such law, rule, regulation, judgment, decree, order, permit, license, credit agreement, indenture, loan, note, bond, mortgage, reciprocal easement agreement, lease, instrument, concession, franchise or other agreement.

(b) As of the date hereof, the Company has no Knowledge of any reasons relating to the Company or the Company Bank (including, without limitation, compliance with the Community Reinvestment Act (the “CRA”) or the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and

Obstruct Terrorism Act of 2001, Public Law 107-56 (the “USA PATRIOT Act”)) (i) why any of the Regulatory Approvals or the Bank Merger Approvals shall not be received in customary time frames from the applicable Governmental Authorities having jurisdiction over the transactions contemplated by this Agreement or (ii) why any Burdensome Condition would be imposed.

3.8 Certificate of Incorporation; Bylaws; Corporate Records. The Company has made available to Buyer a complete and correct copy of its Certificate of Incorporation and the Bylaws or equivalent organizational documents, each as amended to date, of the Company and each of its Subsidiaries. The Company is not in violation of any of the terms of its Certificate of Incorporation or Bylaws. The minute books of the Company and each of its Subsidiaries contain complete and accurate records of all meetings held by, and complete and accurate records of all other corporate actions of, their respective shareholders and boards of directors (including committees of their respective boards of directors) or other governing bodies.

3.9 Compliance with Laws.

Each of the Company and its Subsidiaries:

(a) has been and is in compliance with all applicable federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable thereto or to the employees conducting their businesses, including, without limitation, the Equal Credit Opportunity Act, the Fair Housing Act, the CRA, the Home Mortgage Disclosure Act and all other applicable fair lending laws and other laws relating to discriminatory business practices;

(b) has all permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Authorities that are required in order to permit them to own or lease their properties and to conduct their businesses as presently conducted; all such permits, licenses, authorizations, orders and approvals are in full force and effect and, to the Knowledge of the Company, no suspension or cancellation of any of them is threatened;

(c) has received, since January 1, 2009, no notification or communication from any Governmental Authority (i) asserting that the Company or any of its Subsidiaries is not in compliance with any of the statutes, regulations, or ordinances which such Governmental Authority enforces, (ii) threatening to revoke any license, franchise, permit, or governmental authorization, (iii) threatening or contemplating revocation or limitation of, or which would have the effect of revoking or limiting, federal deposit insurance or (iv) failing to approve any proposed acquisition, or stating its intention not to approve acquisitions, proposed to be effected by the Company within a certain time period or indefinitely (nor, to the Knowledge of the Company, do any grounds for any of the foregoing exist); and

(d) has conducted any finance activities (including, without limitation, mortgage banking and mortgage lending activities and consumer finance activities) in compliance with all applicable statutes and regulations regulating the business of consumer lending, including, without limitation, state usury laws, the Truth in Lending Act, the Real Estate Settlement Procedures Act, the Consumer Credit Protection Act, the Equal Credit Opportunity Act, the Fair Credit Reporting Act, the Homeowners Ownership and Equity Protection Act, the Fair Debt Collections Act and other federal, state, local and foreign laws regulating lending (“Finance Laws”), and with all applicable origination, servicing and collection practices with respect to any loan or credit extension by such entity. In addition, there is no pending or, to the Knowledge of the Company, threatened charge by any Governmental Authority that any of the Company and its Subsidiaries has violated, nor any pending or, to the Knowledge of the Company, threatened investigation by any Governmental Authority with respect to possible violations of, any applicable Finance Laws.

3.10 Litigation; Regulatory Action.

(a) Except as set forth on Schedule 3.10(a) of the Company Disclosure Schedule, no litigation, claim, suit, investigation or other proceeding before any court, governmental agency or arbitrator is pending against the Company or any of its Subsidiaries, and, to the Knowledge of the Company, (i) no such litigation, claim, suit, investigation or other proceeding has been threatened and (ii) there are no facts which would reasonably be expected to give rise to such litigation, claim, suit, investigation or other proceeding.

(b) Neither the Company nor any of its Subsidiaries nor any of their respective properties is a party to or is subject to any assistance agreement, board resolution, order, decree, supervisory agreement, memorandum of understanding, condition or similar arrangement with, or a commitment letter or similar submission to, any Governmental Authority charged with the supervision or regulation of financial institutions or issuers of securities or engaged in the insurance of deposits (including, without limitation, the FRB, the Office of the Comptroller of the Currency (“OCC”) and the Federal Deposit Insurance Corporation (“FDIC”)) or the supervision or regulation of the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has been subject to any order or directive by, or been ordered to pay any civil money penalty by, or has been since January 1, 2009, a recipient of any supervisory letter from, or since January 1, 2009, has adopted any policies, procedures or board resolutions at the request or suggestion of, any Governmental Authority that currently regulates in any material respect the conduct of its business or that in any manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business, other than those of general application that apply to similarly-situated bank or financial holding companies or their subsidiaries.

(c) Neither the Company nor any of its Subsidiaries has been advised by a Governmental Authority that it will issue, or has Knowledge of any facts which would reasonably be expected to give rise to the issuance by any Governmental Authority or has Knowledge that such Governmental Authority is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting), any such order, decree, agreement, board resolution, memorandum of understanding, supervisory letter, commitment letter, condition or similar submission.

3.11 SEC Documents; Financial Reports and Regulatory Reports.

(a) Except as set forth on Schedule 3.11(a) of the Company Disclosure Schedule, the Company’s Annual Report on Form 10-K, as amended through the date hereof, for the fiscal year ended December 31, 2011 (the “Company 2011 Form 10-K”), and all other reports, registration statements, definitive proxy statements or information statements required to be filed or furnished by the Company or any of its Subsidiaries subsequent to January 1, 2009, under the Securities Act, or under Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act (collectively, the “Company SEC Documents”), with the Securities and Exchange Commission (“SEC”), and all of the Company SEC Documents filed with the SEC after the date hereof, in the form filed or to be filed, (i) complied or will comply as to form with the applicable requirements under the Securities Act or the Exchange Act, as the case may be, and (ii) did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading; and each of the balance sheets contained in or incorporated by reference into any such Company SEC Document (including the related notes and schedules thereto) fairly presents and will fairly present the financial position of the entity or entities to which such balance sheet relates as of its date, and each of the statements of income and changes in shareholders’ equity and cash flows or equivalent statements in such Company SEC Documents (including any related notes and schedules thereto) fairly presents and will fairly present the results of operations, changes in shareholders’ equity and changes in cash flows, as the case may be, of the entity or entities to which such statement relates for the periods to which it relates, in each case in accordance with GAAP consistently applied during the periods involved, except in each case as may be noted therein, subject to normal year-end audit adjustments in the case of unaudited statements. Except for those liabilities that are fully reflected or reserved against in the most recent audited consolidated balance sheet of the Company and its Subsidiaries contained in the Company 2011 Form 10-K (the “Company Balance Sheet”) and, except for liabilities reflected in Company SEC Documents filed prior to the date hereof or incurred in the ordinary course of business consistent with past practices or in connection with this Agreement, since December 31, 2011, neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) required by GAAP to be set forth on its consolidated balance sheet or in the notes thereto.

(b) The Company and each of its Subsidiaries, officers and directors are in compliance with, and have complied, with (i) the applicable provisions of the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”) and the related rules and regulations promulgated under such act and the Exchange Act and (ii) the applicable listing and corporate governance rules and regulations of NASDAQ. The Company (x) has established and maintained disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act, and (y) has disclosed based on its most recent evaluations, to its outside auditors and the audit committee of the Company Board (A) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial data and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

(c) Since January 1, 2009, the Company and its Subsidiaries have duly filed with the FRB, the FDIC, the OCC and any other applicable Governmental Authority, in correct form, the reports required to be filed under applicable laws and regulations and such reports were complete and accurate and in compliance with the requirements of applicable laws and regulations.

3.12 Absence of Certain Changes or Events. Except as disclosed in the Company SEC Documents filed or furnished prior to the date hereof, or as otherwise expressly permitted or expressly contemplated by this Agreement, since December 31, 2011, there has not been (a) any change or development in the business, operations, assets, liabilities, condition (financial or otherwise), results of operations, cash flows or properties of the Company or any of its Subsidiaries which has had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (b) any change by the Company or any of its Subsidiaries in its accounting methods, principles or practices, other than changes required by applicable law or GAAP or regulatory accounting as concurred in by the Company’s independent registered public accounting firm or (c) any declaration, setting aside or payment of any dividend or distribution in respect of any capital stock of the Company or any of its Subsidiaries or any redemption, purchase or other acquisition of any of its securities, other than in the ordinary course of business consistent with past practice.

3.13 Taxes and Tax Returns. For purposes of this Section 3.13, any reference to the Company or its Subsidiaries shall be deemed to include a reference to the Company’s predecessors or the predecessors of its Subsidiaries, respectively, except where inconsistent with the language of this Section 3.13. Except as set forth on Schedule 3.13 of the Company Disclosure Schedule:

(a) Each of the Company and its Subsidiaries has (i) timely filed (or there has been timely filed on its behalf) with the appropriate Governmental Authorities all Tax Returns required to be filed by it (giving effect to all extensions) and such Tax Returns are true, correct and complete; and (ii) timely paid in full (or there has been timely paid in full on its behalf) all Taxes required to have been paid by it.

(b) The unpaid Taxes of the Company and its Subsidiaries (i) did not, as of December 31, 2011, exceed the accrued Tax liability (rather than any deferred income Tax liability established to reflect timing differences between book and Tax income) included in the Company’s audited consolidated balance sheet as of December 31, 2011, and (ii) will not exceed the accrued Tax liability as adjusted for transactions or operations in the ordinary course of business through the Closing Date in accordance with the past custom and practice of the Company and its Subsidiaries in filing their Tax Returns.

(c) There are no liens for Taxes upon any property or assets of the Company or any of its Subsidiaries, except for liens for Taxes not yet due or for Taxes which are being contested in good faith by appropriate proceedings (and for which adequate accruals have been established in the Company’s audited consolidated financial statements in accordance with GAAP).

(d) (i) Proper and accurate amounts have been withheld by the Company and each of its Subsidiaries from its respective employees, independent contractors, creditors, stockholders, depositors, and other payees for all periods in compliance with the tax withholding provisions of applicable federal, state, county and local laws; (ii) federal, state, county and local returns that are accurate and complete have been filed by the Company and each of its Subsidiaries for all periods for which returns were due with respect to income tax withholding, Social Security and Medicare and unemployment taxes, and information reporting (including IRS Forms 1098 and 1099) and backup and nonresident withholding; (iii) the amounts shown on such returns to be due and payable have been paid in full or adequate provision therefor has been included by the Company in its consolidated financial statements for the period ended December 31, 2011, or, with respect to returns filed after the date hereof, have been or will be so paid or provided for in the consolidated financial statements of the Company for the period covered by such returns; and (iv) the Company and its Subsidiaries have timely and properly taken such actions in response to and in compliance with notices from the Internal Revenue Service (“IRS”) in respect of information reporting and backup and nonresident withholding as are required by law, including the notation in its records of any B notices or C notices received with respect to any customers, stockholders, or payees.

(e) As of the date of this Agreement, no federal, state, local or foreign audits or other administrative proceedings or court proceedings are presently pending with regard to any Taxes or Tax Returns of the Company or any of its Subsidiaries, and none of the Company or its Subsidiaries has received notice of any pending or proposed claims, audits or proceedings with respect to Taxes.

(f) None of the Company or any of its Subsidiaries has granted in writing any power of attorney that is currently in force with respect to any Taxes or Tax Returns.

(g) None of the Company or any of its Subsidiaries has requested an extension of time within which to file any Tax Return which has not since been filed, and no currently effective waivers, extensions, or comparable consents regarding the application of the statute of limitations with respect to Taxes or Tax Returns have been given by or on behalf of the Company or any of its Subsidiaries.

(h) None of the Company or any of its Subsidiaries is a party to any agreement providing for the allocation, sharing or indemnification of Taxes.

(i) The federal income Tax Returns of the Company and its Subsidiaries have been examined and any disputes relating thereto have been settled with the IRS (or the applicable statutes of limitation for the assessment of Taxes for such periods have expired) for all periods through and including December 31, 2007.

(j) None of the Company or any of its Subsidiaries has been included in any “consolidated,” “unitary” or “combined” Tax Return (other than Tax Returns which include only the Company and its Subsidiaries) provided for under the laws of the United States, any foreign jurisdiction or any state or locality with respect to Taxes for any taxable year. None of the Company or any of its Subsidiaries has any liability for the Taxes of any Person (other than the Company or any of its Subsidiaries) under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local, or foreign law) as a transferee or successor, by contract, or otherwise.

(k) None of the Company or any of its Subsidiaries has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Sections 355 or 361 of the Code.

(l) Each of the Company and its Subsidiaries currently computes its taxable income exclusively using the accrual method of accounting and has exclusively used the accrual method of accounting to compute its taxable income for all taxable years ending after December 31, 2006. None of the Company or any of its Subsidiaries has agreed, or is required, to make any adjustment under Section 481 of the Code affecting any taxable year ending after December 31, 2006, and the IRS has not initiated or proposed any such adjustment. None of the Company or its Subsidiaries will be required to include amounts in income, or to exclude items of deduction, in a taxable period beginning after the Closing Date as a result of a change in method of accounting occurring prior to the Closing Date. The Company is not and has not been a United States real property holding company within the meaning of Section 897(c)(2) of the Code. No property of any of the Company or its Subsidiaries is “tax exempt use property” within the meaning of Section 168(h) of the Code.

(m) No claim has ever been made by any Governmental Authority in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that any such entity is, or may be, subject to taxation by that jurisdiction.

(n) The Company and its Subsidiaries have made available to Buyer correct and complete copies of (i) all of their material Tax Returns filed within the past three (3) years, (ii) all audit reports, letter rulings, technical advice memoranda and similar documents issued by a Governmental Authority within the past five (5) years relating to the federal, state, local or foreign Taxes due from or with respect to the Company or any of its Subsidiaries, and (iii) any closing letters or agreements entered into by the Company or any of its Subsidiaries with any Governmental Authority within the past five (5) years with respect to Taxes.

(o) None of the Company or any of its Subsidiaries has received any notice of deficiency or assessment from any Governmental Authority for any amount of Tax that has not been fully settled or satisfied, and to the Knowledge of the Company, no such deficiency or assessment is proposed.

(p) None of the Company or any of its Subsidiaries has ever participated in a “reportable transaction” within the meaning of Section 1.6011-4(b) of the Treasury Regulations (or any predecessor provision), and each of the Company and its Subsidiaries has disclosed on its federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of income tax within the meaning of Section 6662 or Section 6662A of the Code.

(q) None of the Company or its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) closing agreement as described in Section 7121 of the Code (or any corresponding or similar provision of state, local, or foreign income Tax law) executed on or prior to the Closing Date; (ii) intercompany transactions or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local, or foreign income Tax law); (iii) installment sale or open transaction disposition made on or prior to the Closing Date; (iv) prepaid amount received on or prior to the Closing Date; (v) election with respect to income from the discharge of indebtedness under Section 108(i) of the Code; or (vi) any similar election, action, or agreement that would have the effect of deferring any liability for Taxes of the Company or any of its Subsidiaries from any period ending on or before the Closing Date to any period ending after the Closing Date.

(r) As of the date hereof, the Company is aware of no reason why the Merger will fail to qualify as a “reorganization” under Section 368(a) of the Code.

3.14 Employee Benefit Plans.

(a) Schedule 3.14(a) of the Company Disclosure Schedule sets forth a true, complete and correct list of every Employee Program (as defined below) that is maintained by the Company or any ERISA Affiliate or with respect to which the Company or any ERISA Affiliate has or may have any liability (the “Company Employee Programs”).

(b) True, complete and correct copies of the following documents, with respect to each Company Employee Program, where applicable, have previously been made available to Buyer: (i) all documents embodying or governing such Company Employee Program and any funding medium for the Company Employee Program; (ii) the most recent IRS determination or opinion letter; (iii) the three (3) most recently filed IRS Forms 5500; (iv) the three (3) most recent actuarial valuation reports; (v) the most recent summary plan description (or other descriptions provided to employees) and all modifications thereto; and (vi) all non-routine correspondence to and from any state or federal agency.

(c) Each Company Employee Program that is intended to qualify under Section 401(a) or 501(c)(9) of the Code is so qualified and has received a favorable determination or approval letter from the IRS with respect to such qualification, or may rely on an opinion letter issued by the IRS with respect to a prototype plan adopted in accordance with the requirements for such reliance, or has time remaining for application to the IRS for a determination of the qualified status of such Company Employee Program for any period for which such Company Employee Program would not otherwise be covered by an IRS determination and, to the Knowledge of the Company, no event or omission has occurred that would cause any Company Employee Program to lose such qualification.

(d) Each Company Employee Program is and has been operated in compliance with applicable laws and regulations and is and has been administered in accordance with applicable laws and regulations and with its terms. No litigation or governmental administrative proceeding, audit or other proceeding (other than those relating to routine claims for benefits) is pending or, to the Knowledge of the Company, threatened with respect to any Company Employee Program or any fiduciary or service provider thereof, and, to the Knowledge of the Company, there is no reasonable basis for any such litigation or proceeding. All payments and/or contributions required to have been made with respect to all Company Employee Programs either have been made or have been accrued in accordance with the terms of the applicable Company Employee Program and applicable law.

(e) No Company Employee Program is a single employer pension plan (within the meaning of Section 4001(a)(15) of ERISA) for which the Company or any ERISA Affiliate could incur liability under Section 4063 or 4064 of ERISA or a plan maintained by more than one employer as described in Section 413(c) of the Code.

(f) Except as set forth on Schedule 3.14(f) of the Company Disclosure Schedule, neither the Company nor any current ERISA Affiliate maintains or contributes to, or within the past six (6) years has maintained or contributed to, any Employee Program that is or was subject to Title IV of ERISA, Section 412 of the Code, Section 302 of ERISA or is a Multiemployer Plan and neither the Company nor any ERISA Affiliate has incurred any liability under Title IV of ERISA that has not been paid in full.

(g) With respect to any Company Employee Program that is subject to Title IV of ERISA or Section 412 of the Code or Section 302 of ERISA, none of the following has occurred or existed, nor will any of the following occur or exist as a result of the transactions contemplated by this Agreement: (i) a failure to make on a timely basis any contribution (including, without limitation, any installment) required under Section 302 or 303 of ERISA or Section 412 of the Code; (ii) the filing of an application for a waiver described in Section 412(c) of the Code and Section 303 of ERISA; (iii) a “reportable event” within the meaning of ERISA Section 4043, for which the notice requirement is not waived by the regulations thereunder; (iv) an event or condition which presents a material risk of a plan termination or any other event that may cause the Company or any ERISA Affiliate to incur liability or have a lien imposed on its assets under Title IV of ERISA; or (v) “unfunded benefit liabilities” within the meaning of ERISA Section 4001(a)(18).

(h) Except as set forth on Schedule 3.14(h), neither the execution and delivery of this Agreement, the shareholder approval of this Agreement, nor the consummation of the transactions contemplated hereby could (either alone or in conjunction with any other event) (i) result in, or cause the accelerated vesting payment, funding or delivery of, or increase the amount or value of, any payment or benefit to any employee, officer, director or other service provider of the Company or any of its ERISA Affiliates; (ii) limit the right of the Company or any of its ERISA Affiliates to amend, merge, terminate or receive a reversion of assets from any Company Employee Program or related trust; (iii) result in any “parachute payment” as defined in Section 280G(b)(2) of the Code (whether or not such payment is considered to be reasonable compensation for services rendered); or (iv) result in a requirement to pay any tax “gross-up” or similar “make-whole” payments to any employee, director or consultant of the Company or an ERISA Affiliate.

(i) No Company Employee Program, individually or collectively, could give rise to the payment of any amount that would not be deductible pursuant to Section 162(m) of the Code or any other provision of the Code or any similar foreign law, as a result of the transactions contemplated by this Agreement alone or together with any other event.

(j) Except as set forth on Schedule 3.14(j) of the Company Disclosure Schedule, none of the Company Employee Programs provides health care or any other non-pension benefits to any employees after their employment is terminated (other than as required by Part 6 of Subtitle B of Title I of ERISA or similar state law) and the Company has never promised to provide such post-termination benefits.

(k) Each Company Employee Program may be amended, terminated, or otherwise modified by the Company to the greatest extent permitted by applicable law, including the elimination of any and all future benefit accruals thereunder and no employee communications or provision of any Company Employee Program has failed to effectively reserve the right of the Company or the ERISA Affiliate to so amend, terminate or otherwise modify such Company Employee Program. Neither the Company nor any of its ERISA Affiliates has announced its intention to modify or terminate any Company Employee Program or adopt any arrangement or program which, once established, would come within the definition of a Company Employee Program.

(l) Since December 31, 2004 and through December 31, 2008, each Company Employee Program that constitutes in any part a nonqualified deferred compensation plan within the meaning of Section 409A of the Code (each, a “NQDC Plan”) has been operated and maintained in accordance with a good faith, reasonable interpretation of Section 409A of the Code with respect to amounts deferred (within the meaning of Section 409A of the Code) after December 31, 2004. From and after January 1, 2009, each Company NQDC Plan has been operated and maintained in operational and documentary compliance with Section 409A of the Code and applicable guidance thereunder. No payment to be made under any Company Employee Program is, or to the Knowledge of the Company, will be, subject to the penalties of Section 409A(a)(1) of the Code.

(m) No Company Employee Program is subject to the laws of any jurisdiction outside the United States.

3.15 Labor Matters.

(a) The Company and each of its Subsidiaries: (i) has at all times complied with all applicable federal, state and local laws and regulations respecting employment, employment practices, terms and conditions of employment and wages and hours, including payment of minimum wages and overtime, orders and awards relevant to terms and conditions of service, health and safety, labor leasing, use of fixed-term contracts, supply of temporary staff, social security filings and payments and paid vacations, in each case, with respect to employees, (ii) has withheld and reported all amounts required by law to be withheld and reported with respect to wages, salaries and other payments to employees, (iii) is not liable for any arrears of wages, taxes or penalties for failure to comply with any of the foregoing, (iv) is not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the normal course of business and consistent with past practice), (v) has fully complied with all affirmative action requirements applicable to it under Executive Order 11246 and any applicable state law, and (vi) is not aware that any officer, or that any group of officers, intends to terminate their employment with the Company or Subsidiary, nor does the Company or any Subsidiary have a present intention to terminate the employment of any officer. In addition, except as set forth in Schedule 3.15(a) of the Company Disclosure Schedule, (x) there are no, and within the last three (3) years there have been no, formal or informal grievances, complaints or charges with respect to employment or labor matters (including, without limitation, allegations of employment discrimination, retaliation or unfair labor practices) pending or threatened against the Company or any Subsidiary in any judicial, regulatory or administrative forum, under any private dispute resolution procedure or internally; (y) none of the employment policies or practices of the Company or any Subsidiary is currently being audited or investigated, or to the Knowledge of the Company, subject to imminent audit or investigation by any Governmental Authority; (z) neither the Company nor any Subsidiary is, or within the last two (2) years has been, subject to any order, decree, injunction or judgment by any Governmental Authority or private settlement contract in respect of any labor or employment matters; (xx) neither the Company nor any Subsidiary has, within the last three (3) years, been audited by any Governmental Authority with respect to affirmative action compliance under the Executive Order 11246 or any applicable state law; and (yy) all employees of the Company and its Subsidiaries are employed at-will. There are no pending or, to the Knowledge of the Company, threatened or reasonably anticipated claims or actions against the Company under any workers’ compensation policy or long-term disability policy. At all times in the preceding three (3) years, (1) the Company and each of its Subsidiaries has properly classified as independent contractors all persons whom it has designated to be independent contractors rather than employees and (2) the Company and each of its Subsidiaries has properly classified as exempt employees for overtime pay purposes all persons whom it has designated to be exempt employees rather than non-exempt employees.

(b) No work stoppage, slowdown or labor strike against the Company or any of its Subsidiaries is pending or, to the Knowledge of the Company, threatened or reasonably anticipated. The Company does not have Knowledge of any activities or proceedings of any labor union to organize any employees of the Company or its Subsidiaries. Neither the Company nor any of its Subsidiaries has engaged in any unfair labor practices within the meaning of the National Labor Relations Act or other applicable similar laws. Neither the Company nor any of its Subsidiaries presently is, nor has it been in the past, a party to, or bound by, any collective bargaining agreement with respect to its employees, and no collective bargaining agreement is being negotiated by the Company or any of its Subsidiaries. To the Company’s Knowledge, no event has occurred, and no condition or circumstance exists, that might directly or indirectly give rise to or provide a basis for the commencement of any strike, slowdown, work stoppage, lockout, job action, labor dispute or union organizing activity or any similar activity or dispute.

3.16 Insurance. The Company and each of its Subsidiaries is insured, and during each of the past three (3) calendar years has been insured, for reasonable amounts with financially sound and reputable insurance companies against such risks as companies engaged in a similar business would, in accordance with good business practice customarily be insured, and has maintained all insurance required by applicable laws and regulations. Schedule 3.16 of the Company Disclosure Schedule lists all insurance policies maintained by the Company and each of its Subsidiaries as of the date hereof, including, without limitation, any bank-owned life insurance policies (“BOLI”). All of the policies and bonds maintained by the Company or any of its Subsidiaries are in full force and effect and all claims thereunder have been filed in a due and timely manner and, to the Knowledge of the Company, no such claim has been denied. Neither the Company nor any of its Subsidiaries is in breach of or default under any insurance policy, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a breach or default. The value of the BOLI set forth on Schedule 3.16 of the Company Disclosure Schedule is fairly and accurately reflected on the Company’s balance sheet as of December 31, 2011.

3.17 Environmental Matters.

(a) Except as disclosed on Schedule 3.17(a) of the Company Disclosure Schedule, each of the Company and its Subsidiaries and each property owned, leased or operated by any of them (the “Company Property”) and, to the Knowledge of the Company, the Loan Properties (as defined below), are, and have been, in compliance with all Environmental Laws (as defined below).

(b) There is no suit, claim, action or proceeding pending or, to the Knowledge of the Company, threatened, before any Governmental Authority or other forum in which the Company or any of its Subsidiaries has been or, with respect to threatened proceedings, may be, named as a defendant, responsible party or potentially responsible party (i) for alleged noncompliance (including by any predecessor) with any Environmental Law or (ii) relating to the release or presence of any Hazardous Material (as defined below) or Oil (as defined below) at, in, to, on, from or affecting a Company Property, a Loan Property, or any property previously owned, operated or leased by the Company or any of its Subsidiaries.

(c) Neither the Company nor any of its Subsidiaries, nor to the Knowledge of the Company, any Loan Property, has received or been named in any written notice regarding a matter on which a suit, claim, action or proceeding as described in subsection (b) of this Section 3.17 could reasonably be based. No facts or circumstances have come to the Company’s attention which would reasonably cause it to believe that a suit, claim, action or proceeding as described in subsection (b) of this Section 3.17 would reasonably be expected to occur.

(d) During the period of (i) the Company’s or any of its Subsidiaries’ ownership, tenancy or operation of any Company Property or (ii) the Company’s or any of its Subsidiaries’ holding of a security interest in any Loan Property, to the Knowledge of the Company, there has been no release of Hazardous Material or Oil at, in, to, on, from or affecting such Company Property or Loan Property that would reasonably be expected to result in any liabilities or obligations of the Company or any of its Subsidiaries pursuant to any Environmental Law. To the Knowledge of the Company, prior to the period of (i) the Company’s or any of its Subsidiaries’ ownership, tenancy or operation of any Company Property or any property previously owned, operated or leased by the Company or any of its Subsidiaries, or (ii) the Company’s or any of its Subsidiaries’ holding of a security interest in a Loan Property, there was no release of Hazardous Material or Oil at, in, to, on, from or affecting any such property that would reasonably be expected to result in any liabilities or obligations of the Company or any of its Subsidiaries pursuant to Environmental Law.

(e) Neither the Company nor any of its Subsidiaries is an “owner” or “operator” (as such terms are defined under the Comprehensive Environmental Response, Compensation, and Liability Act, as amended, 42 U.S.C. Section 9601 et seq. (“CERCLA”)) of any Loan Property and there are no Participation Facilities (as defined below).

(f) The following definitions apply for purposes of this Agreement: (i) “Loan Property” means any property in which the Company or any of its Subsidiaries holds a security interest, and, where required by the context (as a result of foreclosure), said term includes any property owned or operated by the Company or any of its Subsidiaries; (ii) “Participation Facility” means any facility in which the Company or any of its Subsidiaries participates or has participated in the management of environmental matters; (iii) “Hazardous Material” means any compound, chemical, pollutant, contaminant, toxic substance, hazardous waste, hazardous material, or hazardous substance, as any of the foregoing are defined, identified or regulated under or pursuant to any Environmental Laws, and including without limitation, asbestos, asbestos-containing materials, polychlorinated biphenyls, toxic mold, or fungi, or any other material that poses a threat to the Environment or to human health and safety but excludes substances in kind and amounts typically used or stored for cleaning purposes or other routine maintenance or operation of motor vehicles used by tenants (if applicable) or guests and otherwise in compliance with Environmental Laws; (iv) “Oil” means oil or petroleum of any kind or origin or in any form, as defined in or pursuant to the Federal Clean Water Act, 33 U.S.C. Section 1251 et seq., or any other Environmental Law; (v) “Environment” means any air, water vapor, surface water, groundwater, drinking water supply, surface soil, subsurface soil, sediment, surface or subsurface strata, plant and animal life, and any other environmental medium or natural resource; and (vi) “Environmental Laws” means any applicable federal, state or local law, statute, ordinance, rule, regulation, code, license, permit, approval, consent, order, judgment, decree, injunction or agreement with any Governmental Authority relating to (A) the protection, preservation or restoration of the Environment, and/or (B) the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Hazardous Material or Oil. The term

Environmental Law includes without limitation (a) CERCLA; the Resource Conservation and Recovery Act, as amended, 42 U.S.C. § 6901 et seq.; the Clean Air Act, as amended, 42 U.S.C. § 7401 et seq.; the Federal Water Pollution Control Act, as amended, 33 U.S.C. § 1251 et seq.; the Toxic Substances Control Act, as amended, 15 U.S.C. § 2601 et seq.; the Emergency Planning and Community Right to Know Act, 42 U.S.C. § 11001 et seq.; the Safe Drinking Water Act, 42 U.S.C. § 300f et seq.; and all comparable state and local laws, and (b) any common law (including, without limitation, common law that may impose strict liability) that may impose liability or obligations for injuries or damages due to the presence of or exposure to any Hazardous Material or Oil as in effect on or prior to the date of this Agreement.

(g) Notwithstanding any other provision of this Agreement, other than as set forth in Section 3.11 (SEC Documents; Financial Reports and Regulatory Reports), Section 3.12 (Absence of Certain Changes or Events), Section 3.16 (Insurance), and Sections 3.20(a) and (b) (Property and Leases), this Section 3.17 sets forth the Company’s sole and exclusive representations and warranties with respect to Environmental Laws, Hazardous Materials, Oil and other environmental matters.

3.18 Intellectual Property. Schedule 3.18 of the Company Disclosure Schedule contains a complete and accurate list of all Marks (as defined below) and Patents (as defined below) owned or purported to be owned by the Company and its Subsidiaries or used or held for use by the Company and its Subsidiaries in the Business (as defined below). Except as set forth on Schedule 3.18 of the Company Disclosure Schedule:

(a) the Company and its Subsidiaries exclusively own or possess adequate and enforceable rights to use, without payment to a third party, all of the Intellectual Property Assets (as defined below) necessary for the operation of the Business, free and clear of all mortgages, pledges, charges, liens, equities, security interests, or other encumbrances or similar agreements;

(b) all Company Intellectual Property Assets (as defined below) owned or purported to be owned by the Company or any of its Subsidiaries which have been issued by or registered with the U.S. Patent and Trademark Office or in any similar office or agency anywhere in the world have been duly maintained (including the payment of maintenance fees) and are not expired, cancelled or abandoned and are valid and enforceable;

(c) there are no pending, or, to the Knowledge of the Company, threatened claims against the Company or any of its Subsidiaries alleging that any activity by the Company or any of its Subsidiaries or any Product (as defined below) infringes on or violates (or in the past infringed on or violated) the rights of others in or to any Intellectual Property Assets (“Third Party Rights”) or that any of the Company Intellectual Property Assets is invalid or unenforceable;

(d) neither any activity of the Company or any of its Subsidiaries nor any Product infringes on or violates (or in the past infringed on or violated) any Third Party Right, other than the rights of any person or entity under any patent, and to the Company’s Knowledge, neither any activity of the Company or any of its Subsidiaries nor any Product infringes on or violates (or in the past infringed on or violated) the rights of any person or entity under any patent;

(e) to the Knowledge of the Company, no third party is violating or infringing any of the Company Intellectual Property Assets; and

(f) the Company and its Subsidiaries have taken reasonable security measures to protect the secrecy, confidentiality and value of all Trade Secrets (as defined below) owned by the Company and its Subsidiaries or used or held for use by the Company and its Subsidiaries in the Business.

(g) For purposes of this Section 3.18, (i) “Business” means the business of the Company and its Subsidiaries as currently conducted; (ii) “Company Intellectual Property Assets” means all Intellectual Property Assets owned or purported to be owned by the Company or any of its Subsidiaries or used or held for use by the

Company or any of its Subsidiaries in the Business; (iii) “Intellectual Property Assets” means, collectively, (A) patents and patent applications (“Patents”); (B) trade names, logos, slogans, Internet domain names, registered and unregistered trademarks and service marks and related registrations and applications for registration (“Marks”); (C) copyrights in both published and unpublished works, including, without limitation, all compilations, databases and computer programs, manuals and other documentation and all copyright registrations and applications; and (D) rights under applicable US state trade secret laws as are applicable to know-how and confidential information (“Trade Secrets”); and (iv) “Products” means those products and/or services researched, designed, developed, manufactured, marketed, performed, licensed, sold and/or distributed by the Company or any of its Subsidiaries.

3.19 Material Agreements; Defaults.

(a) Except as set forth on Schedule 3.19(a) of the Company Disclosure Schedule or the index of exhibits in the Company 2011 Form 10-K, and except for this Agreement and the transactions contemplated hereby, neither the Company nor any of its Subsidiaries is a party to or is bound by (i) any agreement, arrangement, or commitment that is material to the financial condition, results of operations or business of the Company or any of its Subsidiaries; (ii) any written (or oral) agreement, arrangement, or commitment relating to the employment, including, without limitation, engagement as a consultant of any Person, or the election or retention in office or severance of any present or former director or officer of the Company or any of its Subsidiaries; (iii) any contract, agreement, or understanding with any labor union; (iv) any agreement by and among the Company or any of its Subsidiaries, and/or any Affiliate thereof; (v) any contract or agreement or amendment thereto that would be required to be filed as an exhibit to a Form 10-K filed by the Company as of the date hereof that has not been filed as an exhibit to the Company 2011 Form 10-K; (vi) any agreement, arrangement, or commitment (whether written or oral) which, upon the consummation of the transactions contemplated by this Agreement would result in any payment (whether of severance pay or otherwise) becoming due from the Company or any of its Subsidiaries to any director, officer or employee thereof; (vii) any agreement, arrangement or commitment (whether written or oral) which is a consulting or other agreement (including agreements entered into in the ordinary course and data processing, software programming and licensing contracts) not terminable on sixty (60) days or less notice involving the payment of in excess of $50,000 per annum individually or $100,000 in the aggregate; (viii) any agreement, arrangement or commitment (whether written or oral) which restricts the conduct of any line of business by the Company or any of its Subsidiaries; or (ix) any agreement, arrangement or commitment (whether written or oral) (including any stock option plan, restricted stock plan, stock-based deferred compensation plan or stock purchase plan) any of the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement, or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement. Each contract, arrangement, commitment or understanding of the type described in this Section 3.19(a), whether or not set forth on Schedule 3.19(a) of the Company Disclosure Schedule, is referred to herein as a “Company Material Contract.” The Company has previously made available to Buyer complete and correct copies of all of the Company Material Contracts, including any and all amendments and modifications thereto.

(b) Each Company Material Contract is legal, valid and binding upon the Company or its Subsidiaries, as the case may be, and, to the Knowledge of the Company, all other parties thereto, and is in full force and effect. Neither the Company nor any of its Subsidiaries is in breach of or default under any Company Material Contract, or any other agreement or instrument to which it is a party, by which its assets, business, or operations may be bound or affected, or under which it or its respective assets, business, or operations receives benefits, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a breach or default. To the Knowledge of the Company, no other party to any Company Material Contract is in breach of or default under such Company Material Contract, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a breach or default.

3.20 Property and Leases.

(a) Each of the Company and its Subsidiaries has good and marketable title to all the real property and all other property owned by it and included in the Company Balance Sheet, free and clear of all Liens, other than (i) Liens that secure liabilities that are reflected in the Company Balance Sheet or incurred in the ordinary course of business after the date of such balance sheet, (ii) Liens for current taxes and assessments not yet past due or which are being contested in good faith, (iii) inchoate mechanics’ and materialmen’s Liens for construction in progress, (iv) workmen’s, repairmen’s, warehousemen’s and carriers’ Liens arising in the ordinary course of business of the Company or any of its Subsidiaries consistent with past practice, and (v) those items that secure public or statutory obligations or any discount with, borrowing from, or obligations to any FRB or Federal Home Loan Bank, interbank credit facilities, or any transaction by the Company’s Subsidiaries acting in a fiduciary capacity.

(b) Each lease or sublease of real property to which the Company or any of its Subsidiaries is a party is listed on Schedule 3.20(b) of the Company Disclosure Schedule, including all amendments and modifications thereto, and is in full force and effect. There exists no breach or default under any such lease by the Company or any of its Subsidiaries, nor any event which with notice or lapse of time or both would constitute a breach or default thereunder by the Company or any of its Subsidiaries, and, to the Knowledge of the Company, there exists no default under any such lease or sublease by any other party, nor any event which with notice or lapse of time or both would constitute a breach or default thereunder by such other party. The Company has previously made available to Buyer complete and correct copies of all such leases, including all amendments and modifications thereto.

(c) Schedule 3.20(c) of the Company Disclosure Schedule sets forth a complete and accurate list of all real property owned by the Company or any of its Subsidiaries. No tenant or other party in possession of any of such property has any right to purchase, or holds any right of first refusal to purchase, such properties.

(d) None of the properties required to be listed on Schedule 3.20(c) of the Company Disclosure Schedule and, to the Knowledge of the Company, none of the properties required to be listed on Schedule 3.20(b) of the Company Disclosure Schedule, or the buildings, structures, facilities, fixtures or other improvements thereon, or the use thereof, contravenes or violates any building, zoning, administrative, occupational safety and health or other applicable statute, law, ordinance, rule or regulation in any respect that would reasonably be expected to require expenditures by the Company or any of its Subsidiaries or to result in an impairment in or limitation on the activities presently conducted there. The plants, buildings, structures and equipment located on the properties required to be listed on Schedule 3.20(c) of the Company Disclosure Schedule, and to the Knowledge of the Company, the plants, buildings, structures and equipment located on the properties required to be listed on Schedule 3.20(b) of the Company Disclosure Schedule are in good operating condition and in a state of good maintenance and repair, ordinary wear and tear excepted, are adequate and suitable for the purposes for which they are presently being used and, to the Knowledge of the Company, there are no condemnation or appropriation proceedings pending or threatened against any of such properties or any plants, buildings or other structures thereon.

3.21 Inapplicability of Takeover Laws. The Company has taken all action required to be taken by it in order to exempt this Agreement, the Voting Agreement and the transactions contemplated hereby and thereby from, and this Agreement, the Voting Agreement and the transactions contemplated hereby and thereby are exempt from, the requirements of any “moratorium,” “business combination,” “control share,” “fair price” or other takeover defense laws and regulations (collectively, “Takeover Laws”), if any, of the State of New York.

3.22 Regulatory Capitalization. The Company Bank is, and immediately after the Effective Time will be, “well capitalized,” as such term is defined in the rules and regulations promulgated by the OCC, as amended from time to time. The Company is, and immediately prior to the Effective Time will be, “well capitalized” as such term is defined in the rules and regulations promulgated by the FRB, as amended from time to time.

3.23 Loans; Nonperforming and Classified Assets.

(a) Each loan agreement, note or borrowing arrangement, including, without limitation, portions of outstanding lines of credit and loan commitments (collectively, “Loans”), on the Company’s or any of its Subsidiaries’ books and records, was made and has been serviced in accordance with the Company’s lending policies in the ordinary course of business; is evidenced by appropriate and sufficient documentation; to the extent secured, has been secured by valid liens and security interests which have been perfected; and constitutes the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance and other laws of general applicability relating to or affecting creditor’s rights and to general equity principles. The Company has previously made available to Buyer complete and correct copies of its lending policies. The deposit and loan agreements of the Company and its Subsidiaries comply with all applicable laws, rules and regulations. The allowance for loan losses reflected in the Company SEC Documents and the financial statements filed therewith, as of their respective dates, is adequate under GAAP and all regulatory requirements applicable to financial institutions.

(b) Schedule 3.23(b) of the Company Disclosure Schedule discloses as of August 31, 2012: (i) any Loan under the terms of which the obligor is sixty (60) or more days delinquent in payment of principal or interest, or to the Knowledge of the Company, in default of any other provision thereof; (ii) each Loan which has been classified as “other loans specially maintained,” “classified,” “criticized,” “substandard,” “doubtful,” “credit risk assets,” “watch list assets,” “loss” or “special mention” (or words of similar import) by the Company, its Subsidiaries or a Governmental Authority (the “Classified Loans”); (iii) a listing of the real estate owned, acquired by foreclosure or by deed-in-lieu thereof, including the book value thereof; and (iv) each Loan with any director, executive officer or five percent (5%) or greater shareholder of the Company, or to the Knowledge of the Company, any Person controlling, controlled by or under common control with any of the foregoing. All Loans which are classified as “Insider Transactions” by Regulation O of the FRB have been made by the Company or any of its Subsidiaries in an arms-length manner made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other Persons and do not involve more than normal risk of collectibility or present other unfavorable features.

3.24 Investment Securities. Each of the Company and its Subsidiaries has good title to all securities owned by it (except those sold under repurchase agreements or held in any fiduciary or agency capacity), free and clear of any Liens, except to the extent such securities are pledged in the ordinary course of business to secure obligations of the Company or its Subsidiaries. Such securities are valued on the books of the Company in accordance with GAAP. The Company and its Subsidiaries and their respective businesses employ investment, securities, risk management and other policies, practices and procedures which the Company believes are prudent and reasonable in the context of such businesses.

3.25 Investment Management and Related Activities. Except as set forth on Schedule 3.25 of the Company Disclosure Schedule, none of the Company, any of its Subsidiaries or the Company’s or its Subsidiaries’ directors, officers or employees is required to be registered, licensed or authorized under the laws or regulations issued by any Governmental Authority as an investment adviser, a broker or dealer, an insurance agency or company, a commodity trading adviser, a commodity pool operator, a futures commission merchant, an introducing broker, a registered representative or associated person, investment adviser, representative or solicitor, a counseling officer, an insurance agent, a sales person or in any similar capacity with a Governmental Authority.

3.26 Derivative Transactions. All Derivative Transactions (as defined below) entered into by the Company or any of its Subsidiaries were entered into in accordance with applicable rules, regulations and policies of any Governmental Authority, and in accordance with the investment, securities, commodities, risk management and other policies, practices and procedures employed by the Company and its Subsidiaries, and were entered into with counterparties believed at the time to be financially responsible and able to understand (either alone or in consultation with their advisers) and to bear the risks of such Derivative Transactions. The Company and its

Subsidiaries have duly performed all of their obligations under the Derivative Transactions to the extent that such obligations to perform have accrued, and, to the Knowledge of the Company, there are no breaches, violations or defaults or allegations or assertions of such by any party thereunder. The Company and its Subsidiaries have adopted policies and procedures consistent with the publications of Governmental Authorities with respect to their derivatives program. For purposes of this Section 3.26, “Derivative Transactions” shall mean any swap transaction, option, warrant, forward purchase or forward sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, credit-related events or conditions or any indexes, or any other similar transaction or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to such transactions.

3.27 Repurchase Agreements. With respect to all agreements pursuant to which the Company or any of its Subsidiaries has purchased securities subject to an agreement to resell, if any, the Company or any of its Subsidiaries, as the case may be, has a valid, perfected first lien or security interest in the government securities or other collateral securing the repurchase agreement, and, as of the date hereof, the value of such collateral equals or exceeds the amount of the debt secured thereby.

3.28 Deposit Insurance. The deposits of the Company Bank are insured by the FDIC in accordance with the Federal Deposit Insurance Act (“FDIA”) to the fullest extent permitted by law, and each Subsidiary has paid all premiums and assessments and filed all reports required by the FDIA. No proceedings for the revocation or termination of such deposit insurance are pending or, to the Knowledge of the Company, threatened.

3.29 CRA, Anti-money Laundering and Customer Information Security. Neither the Company nor any of its Subsidiaries is a party to any agreement with any individual or group regarding CRA matters and the Company has no Knowledge of, and none of the Company and its Subsidiaries has been advised of, or has any reason to believe (because of the Company Bank’s Home Mortgage Disclosure Act data for the year ended December 31, 2011, filed with the FDIC, or otherwise) that any facts or circumstances exist, which would cause the Company Bank: (a) to be deemed not to be in satisfactory compliance with the CRA, and the regulations promulgated thereunder, or to be assigned a rating for CRA purposes by federal or state bank regulators of lower than “satisfactory”; (b) to be deemed to be operating in violation of the federal Bank Secrecy Act, as amended, and its implementing regulations (31 C.F.R. Part 103), the USA PATRIOT Act, and the regulations promulgated thereunder, any order issued with respect to anti-money laundering by the U.S. Department of the Treasury’s Office of Foreign Assets Control, or any other applicable anti-money laundering statute, rule or regulation; or (c) to be deemed not to be in satisfactory compliance with the applicable requirements contained in any federal and state privacy or data security laws and regulations, including, without limitation, in Title V of the Gramm-Leach-Bliley Act of 1999 and regulations promulgated thereunder, as well as the provisions of the information security program adopted by the Company Bank pursuant to 12 C.F.R. Part 30. Furthermore, the Board of Directors of the Company Bank has adopted and the Company Bank has implemented an anti-money laundering program that contains adequate and appropriate customer identification verification procedures that has not been deemed ineffective by any Governmental Authority and that meets the requirements of Sections 352 and 326 and all other applicable provisions of the USA PATRIOT Act and the regulations thereunder.

3.30 Transactions with Affiliates. There are no outstanding amounts payable to or receivable from, or advances by the Company or any of its Subsidiaries to, and neither the Company nor any of its Subsidiaries is otherwise a creditor or debtor to, any shareholder owning five percent (5%) or more of the outstanding Company Common Stock, director, employee or Affiliate of the Company or any of its Subsidiaries, other than as part of the normal and customary terms of such persons’ employment or service as a director with the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries is a party to any transaction or agreement with any of its respective Affiliates, shareholders owning five percent (5%) or more of the outstanding Company Common Stock, directors or executive officers or any material transaction or agreement with any employee other than executive officers. All agreements between the Company and any of its Affiliates comply, to the extent applicable, with Regulation W of the FRB.

3.31 Brokers; Fairness Opinion. No action has been taken by the Company or any of its Subsidiaries that would give rise to any valid claim against the Company for a brokerage commission, finder’s fee or other like payment with respect to the transactions contemplated by this Agreement, except in connection with the engagement of Keefe, Bruyette & Woods (the “Financial Advisor”) by the Company. The fee payable to the Financial Advisor in connection with the transactions contemplated by this Agreement is described in an engagement letter between the Company and the Financial Advisor, a complete and correct copy of which has been previously made available to Buyer. The Company has received the opinion of the Financial Advisor, to the effect that, as of the date hereof, the Merger Consideration to be received by the shareholders of the Company pursuant to the Merger is fair from a financial point of view to such shareholders, and such opinion has not been amended or rescinded, and remains in full force and effect. The Company has been authorized by the Financial Advisor to permit the inclusion of such opinion in its entirety in the Joint Proxy Statement/Prospectus.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF BUYER

4.1 Making of Representations and Warranties.

(a) As a material inducement to the Company to enter into this Agreement and to consummate the transactions contemplated hereby, Buyer hereby makes to the Company the representations and warranties contained in this Article IV, subject to the standards established by Section 9.1.

(b) On or prior to the date hereof, Buyer has delivered to the Company a schedule (the “Buyer Disclosure Schedule”) listing, among other things, items the disclosure of which is necessary or appropriate in relation to any or all of its representations and warranties; provided, however, that no such item is required to be set forth on the Buyer Disclosure Schedule as an exception to a representation or warranty if its absence is not reasonably likely to result in the related representation or warranty being untrue or incorrect under the standards established by Section 9.1.

4.2 Organization, Standing and Authority. Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Buyer is a bank holding company under the BHCA and the regulations of the FRB promulgated thereunder. Buyer is duly qualified to do business and is in good standing in the jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified. Each of Buyer’s Subsidiaries has been duly organized and qualified under the laws of the jurisdiction of its organization and is duly qualified to do business and in good standing in the jurisdiction where its ownership or leasing of property or the conduct of its business requires such Subsidiary to be so qualified. Buyer owns, directly or indirectly, all of the issued and outstanding equity securities of each of its Subsidiaries.

4.3 Capitalization. As of the date hereof, the authorized capital stock of Buyer consists of 2,500,000 shares of preferred stock, par value $0.01 per share, of which no shares are issued and outstanding, and 100,000,000 shares of Buyer Common Stock, of which 33,742,677 shares are outstanding, and 5,562,454 shares were held, directly or indirectly, by Buyer as treasury stock. The outstanding shares of Buyer’s capital stock are validly issued, fully paid and nonassessable with no personal liability attaching to the ownership thereof, and subject to no preemptive rights or similar rights (and were not issued in violation of any preemptive or similar rights). The shares of Buyer Common Stock to be issued in the Merger have been duly and validly reserved for issuance, and when issued in accordance with the terms of this Agreement, will be duly authorized, validly issued, fully paid and nonassessable and free of any preemptive or similar rights.

4.4 Corporate Power. Each of Buyer and its Subsidiaries has the corporate power and authority to carry on its business as it is now being conducted and to own all of its properties and assets; and Buyer has the corporate power and authority to execute and deliver this Agreement, to perform its obligations under this Agreement and to consummate the transactions contemplated hereby.

4.5 Corporate Authority. This Agreement and the transactions contemplated hereby, subject to approval by the holders of a majority of the shares of Buyer Common Stock outstanding and entitled to vote thereon, have been authorized by all necessary corporate action of Buyer and the Board of Directors of Buyer (the “Buyer Board”). Buyer has duly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by the Company, this Agreement is a legal, valid and binding agreement of Buyer, enforceable in accordance with its terms (except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general principles of equity).

4.6 Non-Contravention.

(a) Subject to the receipt of the Regulatory Approvals and the Bank Merger Approvals, and the required filings under federal and state securities laws, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby (including, without limitation, the Merger and the Bank Merger) by Buyer do not and will not (i) constitute a breach or violation of, or a default under, result in a right of termination, or the acceleration of any right or obligation under, any law, rule or regulation or any judgment, decree, order, permit, license, credit agreement, indenture, loan, note, bond, mortgage, reciprocal easement agreement, lease, instrument, concession, franchise or other agreement of Buyer or of any of its Subsidiaries or to which Buyer or any of its Subsidiaries, properties or assets is subject or bound, (ii) constitute a breach or violation of, or a default under, Buyer’s Certificate of Incorporation or Bylaws, or (iii) require the consent or approval of any third party or Governmental Authority under any such law, rule, regulation, judgment, decree, order, permit, license, credit agreement, indenture, loan, note, bond, mortgage, reciprocal easement agreement, lease, instrument, concession, franchise or other agreement.

(b) As of the date hereof, Buyer has no Knowledge of any reasons relating to Buyer or the Buyer Bank (including, without limitation, compliance with the CRA or the USA PATRIOT Act) why (i) any of the Regulatory Approvals or the Bank Merger Approvals shall not be received from the applicable Governmental Authorities having jurisdiction over the transactions contemplated by this Agreement or (ii) why any Burdensome Condition would be imposed.

4.7 Certificate of Incorporation; Bylaws. Buyer has made available to the Company a complete and correct copy of its Certificate of Incorporation and Bylaws, each as amended to date, of Buyer. Buyer is not in violation of any of the terms of its Certificate of Incorporation or Bylaws. The minute books of Buyer and each of its Subsidiaries contain complete and accurate records of all meetings held by, and complete and accurate records of all other corporate actions of, their respective shareholders and boards of directors (including committees of their respective boards of directors).

4.8 Compliance with Laws.

Each of Buyer and its Subsidiaries:

(a) has been and is in compliance with all applicable federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable thereto or to the employees conducting their businesses, including, without limitation, all Finance Laws, and all other applicable fair lending laws and other laws relating to discriminatory business practices. In addition, there is no pending or, to the Knowledge of Buyer, threatened charge by any Governmental Authority that any of Buyer and its Subsidiaries has violated, nor any pending or, to the Knowledge of Buyer, threatened investigation by any Governmental Authority with respect to possible violations of, any applicable Finance Laws;

(b) has all permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Authorities that are required in order to permit them to own or lease their properties and to conduct their businesses as presently conducted; all such permits, licenses, authorizations, orders and approvals are in full force and effect and, to the Knowledge of Buyer, no suspension or cancellation of any of them is threatened; and

(c) has received, since January 1, 2009, no notification or communication from any Governmental Authority (i) asserting that Buyer or any of its Subsidiaries is not in compliance with any of the statutes, regulations, or ordinances which such Governmental Authority enforces, (ii) threatening to revoke any license, franchise, permit, or governmental authorization, (iii) threatening or contemplating revocation or limitation of, or which would have the effect of revoking or limiting, federal deposit insurance or (iv) failing to approve any proposed acquisition, or stating its intention not to approve acquisitions, proposed to be effected by Buyer within a certain time period or indefinitely (nor, to the Knowledge of Buyer, do any grounds for any of the foregoing exist).

4.9 Litigation; Regulatory Action.

(a) Except as set forth on Schedule 4.9(a) of the Buyer Disclosure Schedule, no litigation, claim, suit, investigation or other proceeding before any court, governmental agency or arbitrator is pending against Buyer or any of its Subsidiaries, and, to the Knowledge of Buyer, (i) no litigation, claim, suit, investigation or other proceeding has been threatened and (ii) there are no facts which would reasonably be expected to give rise to such litigation, claim, suit, investigation or other proceeding.

(b) Except as set forth on Schedule 4.9(b) of the Buyer Disclosure Schedule, neither Buyer nor any of its Subsidiaries nor any of their respective properties is a party to or is subject to any assistance agreement, board resolution, order, decree, supervisory agreement, memorandum of understanding, condition or similar arrangement with, or a commitment letter or similar submission to, any Governmental Authority charged with the supervision or regulation of financial institutions or issuers of securities or engaged in the insurance of deposits or the supervision or regulation of Buyer or any of its Subsidiaries. Except as set forth on Schedule 4.9 of the Buyer Disclosure Schedule, neither Buyer nor any of its Subsidiaries has been subject to any order or directive by, or been ordered to pay any civil money penalty by, or has been since January 1, 2009, a recipient of any supervisory letter from, or since January 1, 2009, has adopted any board resolutions at the request of, any Governmental Authority that currently regulates in any material respect the conduct of its business or that in any manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business, other than those of general application that apply to similarly-situated bank or financial holding companies or their subsidiaries.

(c) Neither Buyer nor any of its Subsidiaries, has been advised by a Governmental Authority that it will issue, or has Knowledge of any facts which would reasonably be expected to give rise to the issuance by any Governmental Authority or has Knowledge that such Governmental Authority is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, agreement, board resolution, memorandum of understanding, supervisory letter, commitment letter, condition or similar submission.

4.10 SEC Documents; Financial Reports; and Regulatory Reports.

(a) Buyer’s Annual Report on Form 10 K, as amended through the date hereof, for the fiscal year ended December 31, 2011 (the “Buyer 2011 Form 10-K”), and all other reports, registration statements, definitive proxy statements or information statements required to be filed or furnished by Buyer or any of its Subsidiaries subsequent to January 1, 2009 under the Securities Act, or under Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act (collectively, the “Buyer SEC Documents”), with the SEC, and all of the Buyer SEC Documents filed with the SEC after the date hereof, in the form filed or to be filed, (i) complied or will comply as to form with the applicable requirements under the Securities Act or the Exchange Act, as the case may be, and (ii) did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading; and each of the balance sheets contained in or incorporated by reference into any such Buyer SEC Document (including the related notes and schedules thereto) fairly presents and will fairly present the financial position of the entity or entities to which such balance sheet relates as of its date, and each of the statements of income and changes in stockholders’ equity and cash flows or equivalent statements in such Buyer SEC Documents (including any related notes and schedules thereto) fairly presents and will fairly present the results of operations, changes in stockholders’ equity and changes in cash flows, as the case may be, of the entity or entities to which such statement relates for the periods to which it relates, in each case in accordance with GAAP consistently applied during the periods involved, except in each case as may be noted therein, subject to normal year end audit adjustments in the case of unaudited financial statements. Except for those liabilities that are fully reflected or reserved against in the most recent audited consolidated balance sheet of Buyer and its Subsidiaries contained in the Buyer 2011 Form 10-K and, except for liabilities reflected in Buyer SEC Documents filed prior to the date hereof or incurred in the ordinary course of business consistent with past practices or in connection with this Agreement, since December 31, 2011, neither Buyer nor any of its Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) required by GAAP to be set forth on its consolidated balance sheet or in the notes thereto.

(b) Buyer and each of its Subsidiaries, officers and directors are in compliance with, and have complied, with (1) the applicable provisions of Sarbanes-Oxley and the related rules and regulations promulgated under such act and the Exchange Act and (2) the applicable listing and corporate governance rules and regulations of NASDAQ. Buyer (i) has established and maintained disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act, and (ii) has disclosed based on its most recent evaluations, to its outside auditors and the audit committee of the Buyer Board (A) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect Buyer’s ability to record, process, summarize and report financial data and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Buyer’s internal control over financial reporting.

(c) Since January 1, 2009, Buyer and its Subsidiaries have duly filed with the FRB, the FDIC, the OCC and any other applicable Governmental Authority, in correct form, the reports required to be filed under applicable laws and regulations and such reports were complete and accurate and in compliance with the requirements of applicable laws and regulations.

4.11 Absence of Certain Changes or Events. Except as disclosed in the Buyer SEC Documents filed or furnished prior to the date hereof, or as otherwise expressly permitted or expressly contemplated by this Agreement, since December 31, 2011, there has been no change or development in the business, operations, assets, liabilities, condition (financial or otherwise), results of operations, cash flows or properties of Buyer or any of its Subsidiaries which has had, or would reasonably be expected to have, individually or in the aggregate, a Buyer Material Adverse Effect.

4.12 Taxes and Tax Returns. For purposes of this Section 4.12, any reference to Buyer or its Subsidiaries shall be deemed to include a reference to Buyer’s predecessors or the predecessors of its Subsidiaries, respectively, except where inconsistent with the language of this Section 4.12.

(a) Each of Buyer and its Subsidiaries has (i) timely filed (or there has been timely filed on its behalf) with the appropriate Governmental Authorities all Tax Returns required to be filed by it (giving effect to all extensions) and such Tax Returns are true, correct and complete; and (ii) timely paid in full (or there has been timely paid in full on its behalf) all Taxes required to have been paid by it.

(b) The unpaid Taxes of Buyer and its Subsidiaries (i) did not, as of December 31, 2011, exceed the accrued Tax liability (rather than any deferred income Tax liability established to reflect timing differences between book and Tax income) included in Buyer’s audited consolidated balance sheet as of December 31, 2011, and (ii) will not exceed the accrued Tax liability as adjusted for transactions or operations in the ordinary course of business through the Closing Date in accordance with the past custom and practice of Buyer and its Subsidiaries in filing their Tax Returns.

(c) There are no liens for Taxes upon any property or assets of Buyer or any of its Subsidiaries, except for liens for Taxes not yet due or for Taxes which are being contested in good faith by appropriate proceedings (and for which adequate accruals have been established in Buyer’s audited consolidated financial statements in accordance with GAAP).

(d) (i) Proper and accurate amounts have been withheld by Buyer and each of its Subsidiaries from its respective employees, independent contractors, creditors, stockholders, depositors, and other payees for all periods in compliance with the tax withholding provisions of applicable federal, state, county and local laws; (ii) federal, state, county and local returns that are accurate and complete have been filed by Buyer and each of its Subsidiaries for all periods for which returns were due with respect to income tax withholding, Social Security and Medicare and unemployment taxes, and information reporting (including IRS Forms 1098 and 1099) and backup and nonresident withholding; (iii) the amounts shown on such returns to be due and payable have been paid in full or adequate provision therefor has been included by Buyer in its consolidated financial statements for the period ended December 31, 2011, or, with respect to returns filed after the date hereof, have been or will be so paid or provided for in the consolidated financial statements of Buyer for the period covered by such returns; and (iv) Buyer and its Subsidiaries have timely and properly taken such actions in response to and in compliance with notices from the IRS in respect of information reporting and backup and nonresident withholding as are required by law, including the notation in its records of any B notices or C notices received with respect to any customers, stockholders, or payees.

(e) As of the date of this Agreement, no federal, state, local or foreign audits or other administrative proceedings or court proceedings are presently pending with regard to any Taxes or Tax Returns of Buyer or any of its Subsidiaries, and none of Buyer or its Subsidiaries has received notice of any pending or proposed claims, audits or proceedings with respect to Taxes.

(f) None of Buyer or any of its Subsidiaries has granted in writing any power of attorney that is currently in force with respect to any Taxes or Tax Returns.

(g) None of Buyer or any of its Subsidiaries has requested an extension of time within which to file any Tax Return which has not since been filed, and no currently effective waivers, extensions, or comparable consents regarding the application of the statute of limitations with respect to Taxes or Tax Returns have been given by or on behalf of Buyer or any of its Subsidiaries.

(h) None of Buyer or any of its Subsidiaries is a party to any agreement providing for the allocation, sharing or indemnification of Taxes.

(i) The federal income Tax Returns of Buyer and its Subsidiaries have been examined and any disputes relating thereto have been settled with the IRS (or the applicable statutes of limitation for the assessment of Taxes for such periods have expired) for all periods through and including December 31, 2007.

(j) None of Buyer or any of its Subsidiaries has been included in any “consolidated,” “unitary” or “combined” Tax Return (other than Tax Returns which include only Buyer and its Subsidiaries) provided for under the laws of the United States, any foreign jurisdiction or any state or locality with respect to Taxes for any taxable year. None of Buyer or any of its Subsidiaries has any liability for the Taxes of any Person (other than Buyer or any of its Subsidiaries) under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local, or foreign law) as a transferee or successor, by contract, or otherwise.

(k) None of Buyer or any of its Subsidiaries has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Sections 355 or 361 of the Code.

(l) Each of Buyer and its Subsidiaries currently computes its taxable income exclusively using the accrual method of accounting and has exclusively used the accrual method of accounting to compute its taxable income for all taxable years ending after December 31, 2006. None of Buyer or any of its Subsidiaries has agreed, or is required, to make any adjustment under Section 481 of the Code affecting any taxable year ending after December 31, 2006, and the IRS has not initiated or proposed any such adjustment. None of Buyer or its Subsidiaries will be required to include amounts in income, or to exclude items of deduction, in a taxable period beginning after the Closing Date as a result of a change in method of accounting occurring prior to the Closing Date. Buyer is not and has not been a United States real property holding company within the meaning of Section 897(c)(2) of the Code. No property of any of Buyer or its Subsidiaries is “tax exempt use property” within the meaning of Section 168(h) of the Code.

(m) No claim has ever been made by any Governmental Authority in a jurisdiction where Buyer or any of its Subsidiaries does not file Tax Returns that any such entity is, or may be, subject to taxation by that jurisdiction.

(n) Buyer and its Subsidiaries have made available to the Company correct and complete copies of (i) all of their material Tax Returns filed within the past three (3) years, (ii) all audit reports, letter rulings, technical advice memoranda and similar documents issued by a Governmental Authority within the past five (5) years relating to the federal, state, local or foreign Taxes due from or with respect to Buyer or any of its Subsidiaries, and (iii) any closing letters or agreements entered into by Buyer or any of its Subsidiaries with any Governmental Authority within the past five (5) years with respect to Taxes.

(o) None of Buyer or any of its Subsidiaries has received any notice of deficiency or assessment from any Governmental Authority for any amount of Tax that has not been fully settled or satisfied, and to the Knowledge of Buyer, no such deficiency or assessment is proposed.

(p) None of Buyer or any of its Subsidiaries has ever participated in a “reportable transaction” within the meaning of Section 1.6011-4(b) of the Treasury Regulations (or any predecessor provision), and each of Buyer and its Subsidiaries has disclosed on its federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of income tax within the meaning of Section 6662 or Section 6662A of the Code.

(q) None of Buyer or its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) closing agreement as described in Section 7121 of the Code (or any corresponding or similar provision of state, local, or foreign income Tax law) executed on or prior to the Closing Date; (ii) intercompany transactions or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local, or foreign income Tax law); (iii) installment sale or open transaction disposition made on or prior to the Closing Date; (iv) prepaid amount received on or prior to the Closing Date; (v) election with respect to income from the discharge of indebtedness under Section 108(i) of the Code; or (vi) any similar election, action, or agreement that would have the effect of deferring any liability for Taxes of Buyer or any of its Subsidiaries from any period ending on or before the Closing Date to any period ending after the Closing Date.

(r) As of the date hereof, Buyer is aware of no reason why the Merger will fail to qualify as a “reorganization” under Section 368(a) of the Code.

4.13 Employee Benefit Plans.

(a) Schedule 4.13 of the Buyer Disclosure Schedule sets forth a list of every material Employee Program currently maintained by Buyer or an ERISA Affiliate (“Buyer Employee Program”).

(b) Each Buyer Employee Program that is intended to qualify under Section 401(a) or 501(c)(9) of the Code is so qualified and has received a favorable determination or approval letter from the IRS with respect to such qualification, or may rely on an opinion letter issued by the IRS with respect to a prototype plan adopted in accordance with the requirements for such reliance, or has time remaining for application to the IRS for a determination of the qualified status of such Buyer Employee Program for any period for which such Buyer Employee Program would not otherwise be covered by an IRS determination and, to the Knowledge of Buyer, no event or omission has occurred that would cause any Buyer Employee Program to lose such qualification.

(c) Each Buyer Employee Program is and has been operated in compliance with applicable laws and regulations and is and has been administered in accordance with applicable laws and regulations and with its terms. No litigation or governmental administrative proceeding, audit or other proceeding (other than those relating to routine claims for benefits) is pending or, to the Knowledge of Buyer, threatened with respect to any Buyer Employee Program or any fiduciary or service provider thereof. All payments and/or contributions required to have been made with respect to all Buyer Employee Programs either have been made or have been accrued in accordance with the terms of the applicable Buyer Employee Program and applicable law.

(d) No Buyer Employee Program is a single employer pension plan (within the meaning of Section 4001(a)(15) of ERISA) for which the Company or any ERISA Affiliate could incur liability under Section 4063 or 4064 of ERISA or a plan maintained by more than one employer as described in Section 413(c) of the Code.

(e) Except as set forth on Schedule 4.13(e) of the Buyer Disclosure Schedule, neither Buyer nor any current ERISA Affiliate maintains or contributes to, or within the past six (6) years has maintained or contributed to, any Employee Program that is or was subject to Title IV of ERISA, Section 412 of the Code, Section 302 of ERISA or is a Multiemployer Plan and neither Buyer nor any ERISA Affiliate has incurred any liability under Title IV of ERISA that has not been paid in full.

4.14 Labor Matters.

(a) Buyer and each of its Subsidiaries: (i) has at all times complied with all applicable federal, state and local laws and regulations respecting employment, employment practices, terms and conditions of employment and wages and hours, including payment of minimum wages and overtime, orders and awards relevant to terms and conditions of service, health and safety, labor leasing, use of fixed-term contracts, supply of temporary staff, social security filings and payments and paid vacations, in each case, with respect to employees, (ii) has withheld and reported all amounts required by law to be withheld and reported with respect to wages, salaries and other payments to employees, (iii) is not liable for any arrears of wages, taxes or penalties for failure to comply with any of the foregoing, (iv) is not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the normal course of business and consistent with past practice), (v) has fully complied with all affirmative action requirements applicable to it under Executive Order 11246 and any applicable state law, and (vi) is not aware that any officer, or that any group of officers, intends to terminate their employment with Buyer or Subsidiary, nor does Buyer or any Subsidiary have a present intention to terminate the employment of any officer. In addition, except as set forth in Schedule 4.14 of the Buyer Disclosure Schedule, (x) there are no, and within the last three (3) years there have been no, formal or informal grievances, complaints or charges with respect to employment or labor matters (including, without limitation, allegations of employment discrimination, retaliation or unfair labor practices) pending or threatened against Buyer or any Subsidiary in any judicial, regulatory or administrative forum, under any private dispute resolution procedure or internally; (y) none of the employment policies or practices of Buyer or any Subsidiary is currently being audited or investigated, or to the Knowledge of Buyer, subject to imminent audit or investigation by any Governmental Authority; (z) neither Buyer nor any Subsidiary is, or within the last two (2) years has been, subject to any order, decree, injunction or judgment by any Governmental Authority or private settlement contract in respect of any labor or employment matters; (xx) neither Buyer nor any Subsidiary has, within the last three (3) years, been audited by any Governmental Authority with respect to affirmative action compliance under the Executive Order 11246 or any applicable state law; and (yy) all employees of Buyer and all Subsidiaries are employed at-will. There are no pending or, to the Knowledge of Buyer, threatened or reasonably anticipated claims or actions against Buyer under any workers’ compensation policy or long-term disability policy. At all times in the preceding three (3) years, (1) Buyer and each of its Subsidiaries has properly classified as independent contractors all persons whom it has designated to be independent contractors rather than employees and (2) Buyer and each of its Subsidiaries has properly classified as exempt employees for overtime pay purposes all persons whom it has designated to be exempt employees rather than non-exempt employees.

(b) No work stoppage, slowdown or labor strike against Buyer or any of its Subsidiaries is pending or, to the Knowledge of Buyer, threatened or reasonably anticipated. Buyer does not have Knowledge of any activities or proceedings of any labor union to organize any employees of Buyer or any of its Subsidiaries. Neither Buyer nor any of its Subsidiaries has engaged in any unfair labor practices within the meaning of the National Labor Relations Act or other applicable similar laws. Neither Buyer nor any of its Subsidiaries presently is, nor has it been in the past, a party to, or bound by, any collective bargaining agreement with respect to employees of Buyer or any of its Subsidiaries, and no collective bargaining agreement is being negotiated by Buyer or any of its Subsidiaries. To Buyer’s Knowledge, no event has occurred, and no condition or circumstance exists, that might directly or indirectly give rise to or provide a basis for the commencement of any strike, slowdown, work stoppage, lockout, job action, labor dispute or union organizing activity or any similar activity or dispute.

4.15 Environmental Matters.

(a) Each of Buyer and its Subsidiaries and each property owned, leased or operated by any of them (the “Buyer Property”) and, to the Knowledge of Buyer, the Buyer Loan Properties (as defined below), are, and have been, in compliance with all Environmental Laws.

(b) There is no suit, claim, action or proceeding pending or, to the Knowledge of Buyer, threatened, before any Governmental Authority or other forum in which Buyer or any of its Subsidiaries has been or, with respect to threatened proceedings, may be, named as a defendant, responsible party or potentially responsible party (i) for alleged noncompliance (including by any predecessor) with any Environmental Law or (ii) relating to the release or presence of any Hazardous Material or Oil at, in, to, on, from or affecting a Buyer Property, a Buyer Loan Property, or any property previously owned, operated or leased by Buyer or any of its Subsidiaries.

(c) Neither Buyer nor any of its Subsidiaries, nor to the Knowledge of Buyer, any Buyer Loan Property, has received or been named in any written notice regarding a matter on which a suit, claim, action or proceeding as described in subsection (b) of this Section 4.15 could reasonably be based. No facts or circumstances have come to Buyer’s attention which would reasonably cause it to believe that a suit, claim, action or proceeding as described in subsection (b) of this Section 4.15 would reasonably be expected to occur.

(d) During the period of (i) Buyer’s or any of its Subsidiaries’ ownership, tenancy or operation of any Buyer Property or (ii) Buyer’s or any of its Subsidiaries’ holding of a security interest in any Buyer Loan Property, to the Knowledge of Buyer, there has been no release of Hazardous Material or Oil at, in, to, on, from or affecting such Buyer Property or Buyer Loan Property, that would reasonably be expected to result in any liabilities or obligations of Buyer or any of its Subsidiaries pursuant to any Environmental Law. To the Knowledge of Buyer, prior to the period of (i) Buyer’s or any of its Subsidiaries’ ownership, tenancy or operation of any Buyer Property or any property previously owned, operated or leased by Buyer or any of its Subsidiaries, or (ii) Buyer’s or any of its Subsidiaries’ holding of a security interest in a Buyer Loan Property, there was no release of Hazardous Material or Oil at, in, to, on, from or affecting any such property that would reasonably be expected to result in any liabilities or obligations of Buyer or any of its Subsidiaries pursuant to Environmental Law.

(e) Neither Buyer nor any of its Subsidiaries is an “owner” or “operator” (as such terms are defined under CERCLA) of any Buyer Loan Property and there are no Buyer Participation Facilities (as defined below).

(f) For purposes of this Section 4.15, (i) “Buyer Loan Property” means any property in which Buyer or any of its Subsidiaries holds a security interest, and, where required by the context (as a result of foreclosure), said term includes any property owned or operated by Buyer or any of its Subsidiaries, and (ii) “Buyer Participation Facility” means any facility in which Buyer or any of its Subsidiaries participates or has participated in the management of environmental matters.

(g) Notwithstanding any other provision of this Agreement, other than as set forth in Section 4.10 (SEC Documents; Financial Reports; and Regulatory Reports), Section 4.11 (Absence of Certain Changes or Events) and this Section 4.15 (Environmental Matters) sets forth Buyer’s sole and exclusive representations and warranties with respect to Environmental Laws, Hazardous Materials, Oil and other environmental matters.

4.16 Regulatory Capitalization. The Buyer Bank is, and immediately after the Effective Time will be, “well capitalized,” as such term is defined in the rules and regulations promulgated by the OCC, as amended from time to time. Buyer is, and immediately after the Effective Time will be, “well capitalized” as such term is defined in the rules and regulations promulgated by the FRB, as amended from time to time.

4.17 Loans; Nonperforming and Classified Assets.

(a) Each Loan, on Buyer’s or any of its Subsidiaries’ books and records, was made and has been serviced in accordance with Buyer’s lending standards in the ordinary course of business; is evidenced by appropriate and sufficient documentation; to the extent secured, has been secured by valid liens and security interests which have been perfected; and constitutes the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance and other laws of general applicability relating to or affecting creditor’s rights and to general equity principles. Buyer has previously made available to Company complete and correct copies of its lending policies. The deposit and loan agreements of Buyer and its Subsidiaries comply with all applicable laws, rules and regulations. The allowance for loan losses reflected in the Buyer SEC Documents and the financial statements filed therewith, as of their respective dates, is adequate under GAAP and all regulatory requirements applicable to financial institutions.

(b) Schedule 4.17 of the Buyer Disclosure Schedule discloses as of August 31, 2012: (i) the aggregate amount of all Loans under the terms of which the obligor is sixty (60) or more days delinquent in payment of principal or interest, or to the Knowledge of Buyer, in default of any other provision thereof; (ii) the aggregate amount of all Classified Loans, and a list of each Classified Loan in an amount in excess of $1,000,000, and the aggregate amount thereof; (iii) a listing of the real estate owned, acquired by foreclosure or by deed in lieu thereof, including the book value thereof; and (iv) each Loan with any director, executive officer or five percent (5%) or greater shareholder of Buyer, or to the Knowledge of Buyer, any Person controlling, controlled by or under common control with any of the foregoing. All Loans which are classified as “Insider Transactions” by Regulation O of the FRB have been made by Buyer or any of its Subsidiaries in an arms-length manner made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other Persons and do not involve more than normal risk of collectibility or present other unfavorable features.

4.18 Investment Securities. Each of Buyer and its Subsidiaries has good title to all securities owned by it (except those sold under repurchase agreements or held in any fiduciary or agency capacity), free and clear of any Liens, except to the extent such securities are pledged in the ordinary course of business to secure obligations of Buyer or its Subsidiaries. Such securities are valued on the books of Buyer in accordance with GAAP. Buyer and its Subsidiaries and their respective businesses employ investment, securities, risk management and other policies, practices and procedures which Buyer believes are prudent and reasonable in the context of such businesses.

4.19 CRA, Anti-money Laundering and Customer Information Security. Neither Buyer nor any of its Subsidiaries is a party to any agreement with any individual or group regarding CRA matters and Buyer has no Knowledge of, and none of Buyer and its Subsidiaries has been advised of, or has any reason to believe (because of the Buyer Bank’s Home Mortgage Disclosure Act data for the year ended December 31, 2011, filed with the FDIC, or otherwise) that any facts or circumstances exist, which would cause the Buyer Bank: (i) to be deemed not to be in satisfactory compliance with the CRA, and the regulations promulgated thereunder, or to be assigned a rating for CRA purposes by federal or state bank regulators of lower than “satisfactory”; (ii) to be deemed to be operating in violation of the USA PATRIOT Act and the regulations promulgated thereunder, any order issued with respect to anti-money laundering by the U.S. Department of the Treasury’s Office of Foreign Assets Control, or any other applicable anti-money laundering statute, rule or regulation; or (iii) to be deemed not to be in satisfactory compliance with the applicable requirements contained in any federal and state privacy and data security laws and regulations, including, without limitation, in Title V of the Gramm-Leach-Bliley Act of 1999 and regulations promulgated thereunder, as well as the provisions of the information security program adopted by the Buyer Bank pursuant to 12 C.F.R. Part 570. Furthermore, the Board of Directors of the Buyer Bank has adopted and the Buyer Bank has implemented an anti-money laundering program that contains adequate and appropriate customer identification verification procedures that has not been deemed ineffective by any Governmental Authority and that meets the requirements of Sections 352 and 326 and all other applicable provisions of the USA PATRIOT Act and the regulations thereunder.

4.20 Brokers. No action has been taken by Buyer or any of its Subsidiaries that would give rise to any valid claim against Buyer for a brokerage commission, finder’s fee or other like payment with respect to the transactions contemplated by this Agreement, other than the engagement of Ambassador Financial Group, Inc., whose expenses shall be paid by Buyer.

4.21 Deposit Insurance. The deposits of the Buyer Bank are insured by the FDIC in accordance with the FDIA to the fullest extent permitted by law, and each Buyer Bank has paid all premiums and assessments and filed all reports required by the FDIA. No proceedings for the revocation or termination of such deposit insurance are pending or, to the Knowledge of Buyer, threatened.

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS

5.1 Company Forbearances. From the date hereof until the Effective Time, except as set forth on the Company Disclosure Schedule or as expressly contemplated by this Agreement, without the prior written consent of Buyer (which consent shall not be unreasonably withheld), the Company will not, and will cause each of its Subsidiaries not to:

(a) Ordinary Course. Conduct its business other than in the ordinary and usual course consistent with past practice, or fail to use reasonable best efforts to preserve intact its business organizations and assets and maintain its rights, franchises and existing relations with customers, suppliers, employees and business associates, or take any action that would reasonably be expected to (i) adversely affect the ability of any party to obtain any necessary approval of the Company’s shareholders or any Governmental Authority required for the transactions contemplated hereby (including, without limitation, the Regulatory Approvals and the Bank Merger Approvals) or (ii) adversely affect the Company’s ability to perform any of its material obligations under this Agreement.

(b) Stock. (i) Other than pursuant to stock-based awards outstanding as of the date hereof and listed on the Company Disclosure Schedule, issue, sell or otherwise permit to become outstanding, or authorize the creation of, any additional shares of stock, any securities (including units of beneficial ownership interest in any partnership or limited liability company) convertible into or exchangeable for any additional shares of stock, any stock options or stock appreciation rights, or any other rights to subscribe for or acquire shares of stock, or take any action related to such issuance or sale, (ii) enter into any agreement with respect to the foregoing, (iii) accelerate the vesting of any existing stock-based awards (other than as required by the terms of existing stock-based awards), or (iv) change (or establish a record date for changing) the number of, or provide for the exchange of, shares of its stock, any securities (including units of beneficial ownership interest in any partnership or limited liability company) convertible into or exchangeable for any additional shares of stock, any stock appreciation rights, or any other rights to subscribe for or acquire shares of stock issued and outstanding prior to the Effective Time as a result of a stock split, stock dividend, recapitalization, reclassification, or similar transaction with respect to its outstanding stock or any other such securities.

(c) Dividends, Etc. (i) Make, declare or pay any dividend on or in respect of, or declare or make any distribution on, any shares of stock other than (x) dividends from wholly owned Subsidiaries to the Company or any other wholly owned Subsidiary of the Company, as applicable, or (y) regular quarterly cash dividends on Company Common Stock no greater than the rate paid during the fiscal quarter immediately preceding the date hereof with record and payment dates consistent with past practice (subject to the last sentence of this clause (c)), or (ii) directly or indirectly combine, redeem, reclassify, purchase or otherwise acquire, any shares of its stock. After the date hereof, the Company shall coordinate with Buyer regarding the declaration of any dividends in respect of the Company Common Stock and the record dates and payment dates relating thereto, it being the intention of the parties hereto that holders of the Company Common Stock shall not receive two (2) dividends for any single calendar quarter with respect to their shares of Company Common Stock and any shares of Buyer Common Stock that such holders receive in exchange therefor in the Merger.

(d) Compensation; Employment Agreements; Etc. Enter into or amend any employment, severance or similar agreements or arrangements with any of its directors, officers, employees or consultants, grant any salary or wage increase, increase any employee benefit, or make any incentive or bonus payments, except for (i) normal merit increases in the ordinary course of business consistent with past practice, not to exceed an aggregate increase of more than three percent (3%) from the aggregate amount paid in 2012, (ii) as may be required by law, (iii) to satisfy contractual obligations existing as of the date hereof and disclosed on Schedule 3.14(a) of the Company Disclosure Schedule or the index of exhibits in the Company 2011 Form 10-K or (iv) as set forth on Schedule 5.1(d) or otherwise expressly provided in this Agreement.

(e) Benefit Plans. Except as may be required (i) by applicable law or the express terms of this Agreement or (ii) to satisfy contractual obligations existing as of the date hereof and disclosed on Schedule 3.14(a) of the Company Disclosure Schedule, enter into, establish, adopt or amend any pension, retirement, stock option, stock purchase, savings, profit sharing, deferred compensation, consulting, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement, or any trust agreement related thereto, in respect of any director, officer or other employee of the Company or any of its Subsidiaries, including, without limitation, taking any action that accelerates the vesting or exercise of any benefits payable thereunder.

(f) Company Employees. Hire or terminate the employment of any officer, member of senior management or other key employee, elect to any office any person who is not a member of the Company’s management team as of the date of this Agreement or elect to the Company Board or the board of directors of the Company Bank any person who is not a member of the Company Board or the board of the Company Bank, respectively, as of the date of this Agreement.

(g) Dispositions. Sell, transfer, mortgage, encumber or otherwise dispose of or discontinue any of its assets, deposits, business or properties except in the ordinary course of business consistent with past practice and in a transaction that, together with all other such transactions, is not material to the Company and its Subsidiaries taken as a whole.

(h) Governing Documents. Amend its Certificate of Incorporation or Bylaws (or equivalent documents).

(i) Acquisitions. Acquire (other than by way of foreclosures or acquisitions of control in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary course of business consistent with past practice) all or any portion of the assets, business, securities, deposits or properties of any other entity.

(j) Capital Expenditures. Make any capital expenditures other than capital expenditures in the ordinary course of business consistent with past practice in amounts not exceeding $50,000 individually or $100,000 in the aggregate.

(k) Contracts. Enter into or terminate any Company Material Contract, amend or modify in any material respect any Company Material Contract, or waive any rights under any Company Material Contract.

(l) Claims. Enter into any settlement or similar agreement with respect to any action, suit, proceeding, order or investigation to which the Company or any of its Subsidiaries is a party, or waive or release any material rights or claims, or agree or consent to the issuance of any injunction, decree, order or judgment restricting or otherwise affecting its business or operations in any material respect.

(m) Banking Operations. Enter into any new material line of business; change its material lending, investment, underwriting, risk and asset liability management or other material banking and operating policies, except as required by applicable law, regulation or policies imposed by any Governmental Authority; introduce any material new products or services, any material marketing campaigns or any material new sales compensation or incentive programs or arrangements; or file any application or make any contract with respect to branching or site location or branching or site relocation.

(n) Derivative Transactions. Enter into any Derivative Transactions.

(o) Indebtedness. Incur, modify, extend or renegotiate any indebtedness for borrowed money (other than deposits, federal funds purchased, federal home loan bank advances, and securities sold under agreements to repurchase, in each case in the ordinary course of business consistent with past practice), prepay any indebtedness or other similar arrangements so as to cause the Company or any of its Subsidiaries to incur any prepayment penalty thereunder, or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other Person, other than in the ordinary course of business consistent with past practice.

(p) Investment Securities. Acquire (other than by way of foreclosures or acquisitions in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary course of business consistent with past practice) (i) any debt security or equity investment of a type or in an amount that is not permissible for a national bank or (ii) any other debt security other than in the ordinary course of business consistent with past practice, or restructure or materially change its investment securities portfolio or its interest rate risk position, through purchases, sales or otherwise, or in the manner in which the portfolio is classified.

(q) Loans. Except for Loans or commitments for Loans that have been approved prior to the date of this Agreement, (i) make or acquire any new Loan or issue new commitments for any Loan in excess of $2,000,000 or (ii) renegotiate, renew, increase or modify any existing Loan in excess of $5,000,000; provided, however, that no such action shall be taken with respect to any Classified Loans with a balance in excess of $500,000; provided, further, that the Loan thresholds referenced herein shall refer to the amount of all Loans to any one borrower or related borrowers in the aggregate, as defined in the Company’s credit policies.

(r) Investments in Real Estate. Make any investment or commitment to invest in real estate or in any real estate development project (other than by way of foreclosure or acquisitions in a bona fide fiduciary capacity or in satisfaction of a debt previously contracted in good faith, in each case in the ordinary course of business consistent with past practice); or foreclose on or take a deed or title to any real estate other than one (1)—four (4) family residential properties without first conducting a Phase I environmental assessment of the property that satisfies the requirements of the all appropriate inquiries standard of CERCLA, or foreclose or take a deed or title to any real estate if such environmental assessment indicates the presence of Hazardous Material.

(s) Accounting Methods. Implement or adopt any change in its accounting principles, practices or methods, other than as may be required by changes in laws or regulations or by GAAP.

(t) Tax Matters. Make or change any Tax election, change an annual accounting period, adopt or change any accounting method, file any amended Tax Return, fail to timely file any Tax Return, enter into any closing agreement, settle or compromise any liability with respect to Taxes, agree to any adjustment of any Tax attribute, surrender any right to claim a refund of Taxes, consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment, or take any other similar action relating to the filing of any Tax Return or the payment of any Tax.

(u) Loan Policies. Change its loan policies or procedures in effect as of the date hereof, except as required by any Governmental Authority.

(v) Adverse Actions. (i) Knowingly take any action that would, or would be reasonably likely to, prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code; or (ii) take any action that is intended or is reasonably likely to result in (x) any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time prior to the Effective Time, (y) any of the conditions to the Merger set forth in Article VII not being satisfied, or (z) a material violation of any provision of this Agreement.

(w) Agreements. Agree or commit to do anything prohibited by this Section 5.1.

5.2 Buyer Forbearances. From the date hereof until the Effective Time, except as set forth on the Buyer Disclosure Schedule or as expressly contemplated by this Agreement, without the prior written consent of the Company, Buyer will not, and will cause each of its Subsidiaries not to: (a) amend its Certificate of Incorporation or Bylaws in a manner that would materially and adversely affect the economic benefit of the Merger to the holders of Company Common Stock; (b) knowingly take any action that would, or would be reasonably likely to, prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code; or (c) take any action that is intended or is reasonably likely to result in any of the conditions to the Merger set forth in Article VII not being satisfied.

ARTICLE VI

ADDITIONAL AGREEMENTS

6.1 Shareholder Approval.

(a) Company Shareholder Approval.

(i) Following the execution of this Agreement, the Company shall take, in accordance with applicable law, applicable rules of NASDAQ and its Certificate of Incorporation and Bylaws, all action necessary to convene a meeting of its shareholders as promptly as practicable (and in any event within forty-five (45) days following the time when the Registration Statement becomes effective, subject to extension with the consent of Buyer) to consider and vote upon the approval of this Agreement and the transactions contemplated hereby (including the Merger) and any other matter required to be approved by the shareholders of the Company in order to consummate the Merger and the transactions contemplated hereby (including any adjournment or postponement thereof, the “Company Meeting”).

(ii) Subject to Section 6.5 hereof, the Company shall use its reasonable best efforts to obtain the requisite vote of the Company’s shareholders to consummate the Merger and the other transactions contemplated hereby, and shall ensure that the Company Meeting is called, noticed, convened, held and conducted, and that all proxies solicited by the Company in connection with the Company Meeting are solicited in compliance with the NYBCL, the Certificate of Incorporation of the Company and the Bylaws of the Company, and all other applicable legal requirements. The Company shall keep Buyer updated with respect to the proxy solicitation results in connection with the Company Meeting as reasonably requested by Buyer.

(iii) Subject to Section 6.5 hereof, (A) the Company Board shall recommend that the Company’s shareholders vote to approve this Agreement and the transactions contemplated hereby (including the Merger) and any other matters required to be approved by the Company’s shareholders for consummation of the Merger and the transactions contemplated hereby (the “Company Recommendation”), and (B) the Joint Proxy Statement/Prospectus shall include the Company Recommendation.

(b) Buyer Shareholder Approval.

(i) Following the execution of this Agreement, Buyer shall take, in accordance with applicable law, applicable rules of NASDAQ and its Certificate of Incorporation and Bylaws, all action necessary to convene a meeting of its shareholders as promptly as practicable (and in any event within forty-five (45) days following the time when the Registration Statement becomes effective, subject to extension with the consent of the Company) to consider and vote upon the approval of this Agreement and the transactions contemplated hereby (including the Merger) and any other matter required to be approved by the shareholders of Buyer in order to consummate the Merger and the transactions contemplated hereby (including any adjournment or postponement thereof, the “Buyer Meeting”).

(ii) Buyer shall use its reasonable best efforts to obtain the requisite vote of Buyer’s stockholders to consummate the Merger and the other transactions contemplated hereby, and shall ensure that the Buyer Meeting is called, noticed, convened, held and conducted, and that all proxies solicited by Buyer in connection with the Buyer Meeting are solicited in compliance with the DGCL, the Certificate of Incorporation of Buyer and Bylaws of Buyer, and all other applicable legal requirements. Buyer shall keep the Company updated with respect to the proxy solicitation results in connection with the Buyer Meeting as reasonably requested by the Company.

(iii) (A) The Buyer Board shall recommend that Buyer’s shareholders vote to approve this Agreement and the transactions contemplated hereby (including the Merger) and any other matters required to be approved by Buyer’s shareholders for consummation of the Merger and the transactions contemplated hereby (the “Buyer Recommendation”), and (B) the Joint Proxy Statement/Prospectus shall include the Buyer Recommendation.

6.2 Registration Statement.

(a) Buyer and the Company agree to cooperate in the preparation of a registration statement on Form S-4 (the “Registration Statement”) to be filed by Buyer with the SEC in connection with the issuance of the Buyer Common Stock in the Merger (including the joint proxy statement and prospectus and other proxy solicitation materials of Buyer and the Company relating to the Company Meeting and the Buyer Meeting, as applicable, and constituting a part thereof (the “Joint Proxy Statement/Prospectus”) and all related documents). Each of Buyer and the Company agree to use its reasonable best efforts to cause the Registration Statement to be declared effective by the SEC as promptly as reasonably practicable after the filing thereof. The Company agrees to cooperate with Buyer and Buyer’s counsel and accountants in requesting and obtaining appropriate opinions, consents and letters from the Financial Advisor and the Company’s independent registered public accounting firm in connection with the Registration Statement and the Joint Proxy Statement/Prospectus. After the Registration Statement is declared effective under the Securities Act, (i) the Company, at its expense, shall promptly mail the Joint Proxy Statement/Prospectus to the Company’s shareholders and (ii) Buyer, at its expense, shall promptly mail the Joint Proxy Statement/Prospectus to Buyer’s shareholders.

(b) Each of Buyer and the Company agrees, upon request, to furnish the other party with all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Registration Statement, the Joint Proxy Statement/Prospectus or any filing, notice or application made by or on behalf of such other party or any of its Subsidiaries to any Governmental Authority in connection with the transactions contemplated hereby. Each of Buyer and the Company agrees, as to itself and its Subsidiaries, that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in (i) the Registration Statement, at the time the Registration Statement and each amendment or supplement thereto, if any, becomes effective under the Securities Act, will contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading, and (ii) the Joint Proxy Statement/Prospectus and any amendment or supplement thereto, at the date of mailing by or on behalf of the Company or Buyer, as applicable, to shareholders and at the time of the Company Meeting or the Buyer Meeting, as applicable, will contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. Each of Buyer and the Company further agrees that if it shall become aware, prior to the Company Meeting or the Buyer Meeting, of any information that would cause any of the statements in the Joint Proxy Statement/Prospectus to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, it shall promptly inform the other party thereof and shall take the necessary steps to correct the Joint Proxy Statement/Prospectus.

(c) Buyer will advise the Company, promptly after Buyer receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of Buyer Common Stock for offering or sale in any jurisdiction, of the initiation of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Registration Statement or for additional information.

6.3 Press Releases. Buyer and the Company will consult with each other before issuing any press release with respect to this Agreement and the transactions contemplated hereby and will not issue any press release or written statement for general circulation relating to the transactions contemplated hereby or make any such public statements or other disclosure regarding this Agreement without the prior consent of the other party, which consent shall not be unreasonably withheld; provided, however, that a party may, without the prior consent of the other party (but after consultation with the other party, to the extent practicable), issue such press release or public statements as may be required by applicable law or the rules and regulations of any stock exchange.

6.4 Access; Information.

(a) Upon reasonable notice and subject to applicable laws relating to the exchange of information, the Company shall, and shall cause its Subsidiaries to, afford Buyer and its officers, employees, counsel, accountants, advisors and other authorized representatives (collectively, the “Buyer Representatives”), access, during normal business hours throughout the period prior to the Effective Time, to all of its properties, books, contracts, commitments and records (including, without limitation, work papers of independent auditors), and to its officers, employees, accountants, counsel or other representatives, and, during such period, it shall, and shall cause its Subsidiaries to, furnish promptly to Buyer and the Buyer Representatives (i) a copy of each material report, schedule and other document filed with any Governmental Authority (other than reports or documents that the Company or its Subsidiaries, as the case may be, are not permitted to disclose under applicable law), and (ii) all other information concerning the business, properties and personnel of the Company and its Subsidiaries as Buyer or any Buyer Representative may reasonably request. Neither the Company nor any of its Subsidiaries shall be required to provide access to or to disclose information where such access jeopardizes the attorney-client privilege of the institution in possession or control of such information or contravenes any law, rule, regulation, order, judgment or decree. Consistent with the foregoing, the Company agrees to make appropriate substitute disclosure arrangements under the circumstances in which the restrictions of the preceding sentence apply.

(b) Buyer agrees to hold all information and documents obtained pursuant to this Section 6.4 in confidence (as provided in, and subject to the provisions of, the Confidentiality Agreement, as if it were the party receiving the confidential information as described therein). No investigation by Buyer of the business and affairs of the Company shall affect or be deemed to modify or waive any representation, warranty, covenant or agreement in this Agreement, or the conditions to Buyer’s obligation to consummate the transactions contemplated by this Agreement.

6.5 No Solicitation.

(a) The Company shall not, and shall cause its Subsidiaries and the respective officers, directors, employees, investment bankers, financial advisors, attorneys, accountants, consultants, affiliates and other agents of the Company and its Subsidiaries (collectively, the “Company Representatives”) not to, directly or indirectly, (i) initiate, solicit, induce or knowingly encourage, or take any action to facilitate the making of, any inquiry, offer or proposal which constitutes, or could reasonably be expected to lead to, an Acquisition Proposal; (ii) participate in any discussions or negotiations regarding any Acquisition Proposal or furnish, or otherwise afford access, to any Person (other than Buyer) any information or data with respect to the Company or any of its Subsidiaries or otherwise relating to an Acquisition Proposal; (iii) release any Person from, waive any provisions of, or fail to enforce any confidentiality agreement or standstill agreement to which the Company is a party; or (iv) enter into any agreement, agreement in principle or letter of intent with respect to any Acquisition Proposal or approve or resolve to approve any Acquisition Proposal or any agreement, agreement in principle or letter of intent relating to an Acquisition Proposal. Any violation of the foregoing restrictions by any of the Company Representatives, whether or not such Company Representative is so authorized and whether or not such Company Representative is purporting to act on behalf of the Company or otherwise, shall be deemed to be a breach of this Agreement by the Company. The Company and its Subsidiaries shall, and shall cause each of the Company Representatives to, immediately cease and cause to be terminated any and all existing discussions, negotiations, and communications with any Persons with respect to any existing or potential Acquisition Proposal.

For purposes of this Agreement, “Acquisition Proposal” shall mean any inquiry, offer or proposal (other than an inquiry, offer or proposal from Buyer), whether or not in writing, contemplating, relating to, or that could reasonably be expected to lead to, an Acquisition Transaction. For purposes of this Agreement, “Acquisition Transaction” shall mean (A) any transaction or series of transactions involving any merger, consolidation, recapitalization, share exchange, liquidation, dissolution or similar transaction involving the Company or any of its Subsidiaries; (B) any transaction pursuant to which any third party or group acquires or would acquire (whether through sale, lease or other disposition), directly or indirectly, any assets of the Company or any of its Subsidiaries representing, in the aggregate, 15% or more of the assets of the Company and its Subsidiaries on a consolidated basis; (C) any issuance, sale or other disposition of (including by way of merger, consolidation, share exchange or any similar transaction) securities (or options, rights or warrants to purchase or securities convertible into, such securities) representing 15% or more of the votes attached to the outstanding securities of the Company or any of its Subsidiaries; (D) any tender offer or exchange offer that, if consummated, would result in any third party or group beneficially owning 15% or more of any class of equity securities of the Company or any of its Subsidiaries; or (E) any transaction which is similar in form, substance or purpose to any of the foregoing transactions, or any combination of the foregoing.

(b) Notwithstanding Section 6.5(a), prior to the date of the Company Meeting, the Company may take any of the actions described in clause (ii) of Section 6.5(a) if, but only if, (i) the Company has received a bona fide unsolicited written Acquisition Proposal that did not result from a breach of this Section 6.5; (ii) the Company Board determines in good faith, after consultation with and having considered the advice of its outside legal counsel and a nationally recognized, independent financial advisor, that (A) such Acquisition Proposal constitutes or is reasonably likely to lead to a Superior Proposal and (B) it is required to take such actions to comply with its fiduciary duties to the Company’s shareholders under applicable law; (iii) the Company has provided Buyer with at least three (3) Business Days’ prior notice of such determination; and (iv) prior to furnishing or affording access to any information or data with respect to the Company or any of its Subsidiaries or otherwise relating to an Acquisition Proposal, the Company receives from such Person a confidentiality agreement with terms no less favorable to the Company than those contained in the Confidentiality Agreement. The Company shall promptly provide to Buyer any non-public information regarding the Company or its Subsidiaries provided to any other Person which was not previously provided to Buyer, such additional information to be provided no later than the date of provision of such information to such other party.

For purposes of this Agreement, “Superior Proposal” shall mean any bona fide written proposal (on its most recently amended or modified terms, if amended or modified) made by a third party to enter into an Acquisition Transaction on terms that the Company Board determines in its good faith judgment, after consultation with and having considered the advice of outside legal counsel and a financial advisor of nationally recognized reputation (x) would, if consummated, result in the acquisition of all, but not less than all, of the issued and outstanding shares of Company Common Stock or all, or substantially all, of the assets of the Company and its Subsidiaries on a consolidated basis; (y) would result in a transaction that (A) involves consideration to the holders of the shares of Company Common Stock that is more favorable, from a financial point of view, than the consideration to be paid to the Company’s shareholders pursuant to this Agreement, considering, among other things, the nature of the consideration being offered and any material regulatory approvals or other risks associated with the timing of the proposed transaction beyond or in addition to those specifically contemplated hereby, and which proposal is not conditioned upon obtaining financing and (B) is, in light of the other terms of such proposal, more favorable to the Company’s shareholders than the Merger and the transactions contemplated by this Agreement; and (z) is reasonably likely to be completed on the terms proposed, in each case taking into account all legal, financial, regulatory and other aspects of the proposal.

(c) The Company shall promptly (and in any event within 24 hours) notify Buyer in writing if any proposals or offers are received by, any information is requested from, or any negotiations or discussions are sought to be initiated or continued with, the Company or the Company Representatives, in each case in connection with any Acquisition Proposal, and such notice shall indicate the name of the Person initiating such discussions or negotiations or making such proposal, offer or information request and the material terms and conditions of any proposals or offers (and, in the case of written materials relating to such proposal, offer, information request, negotiations or discussion, providing copies of such materials (including e-mails or other electronic communications) except to the extent that such materials constitute confidential information of the party making such offer or proposal under an effective confidentiality agreement). The Company agrees that it shall keep Buyer informed, on a reasonably current basis, of the status and terms of any such proposal, offer, information request, negotiations or discussions (including any amendments or modifications to such proposal, offer or request).

(d) Neither the Company Board nor any committee thereof shall (i) withdraw, qualify, amend or modify, or propose to withdraw, qualify, amend or modify, in a manner adverse to Buyer in connection with the transactions contemplated by this Agreement (including the Merger), the Company Recommendation, fail to reaffirm the Company Recommendation within five (5) Business Days following a request by Buyer, or make any statement, filing or release, in connection with the Company Meeting or otherwise, inconsistent with the Company Recommendation (it being understood that taking a neutral position or no position with respect to an Acquisition Proposal shall be considered an adverse modification of the Company Recommendation); (ii) approve or recommend, or propose to approve or recommend, any Acquisition Proposal; or (iii) enter into (or cause the Company or any of its Subsidiaries to enter into) any letter of intent, agreement in principle, acquisition agreement or other agreement (A) related to any Acquisition Transaction (other than a confidentiality agreement entered into in accordance with the provisions of Section 6.5(b)) or (B) requiring the Company to abandon, terminate or fail to consummate the Merger or any other transaction contemplated by this Agreement.

(e) Notwithstanding Section 6.5(d), prior to the date of the Company Meeting, the Company Board may withdraw, qualify, amend or modify the Company Recommendation (a “Company Subsequent Determination”) after the fifth Business Day following Buyer’s receipt of a notice (the “Notice of Superior

Proposal”) from the Company advising Buyer that the Company Board has decided that a bona fide unsolicited written Acquisition Proposal that it received (that did not result from a breach of this Section 6.5) constitutes a Superior Proposal if, but only if, (i) the Company Board has reasonably determined in good faith, after consultation with and having considered the advice of outside legal counsel and a financial advisor of nationally recognized reputation, that it is required to take such actions to comply with its fiduciary duties to the Company’s shareholders under applicable law, (ii) during the five (5) Business Day period after receipt of the Notice of Superior Proposal by Buyer (the “Notice Period”), the Company and the Company Board shall have cooperated and negotiated in good faith with Buyer to make such adjustments, modifications or amendments to the terms and conditions of this Agreement as would enable the Company to proceed with the Company Recommendation without a Company Subsequent Determination; provided, however, that Buyer shall not have any obligation to propose any adjustments, modifications or amendments to the terms and conditions of this Agreement and (iii) at the end of the Notice Period, after taking into account any such adjusted, modified or amended terms as may have been proposed by Buyer since its receipt of such Notice of Superior Proposal, the Company Board has again in good faith made the determination (A) in clause (i) of this Section 6.5(e) and (B) that such Acquisition Proposal constitutes a Superior Proposal. In the event of any material revisions to the Superior Proposal, the Company shall be required to deliver a new Notice of Superior Proposal to Buyer and again comply with the requirements of this Section 6.5(e), except that the Notice Period shall be reduced to three (3) Business Days.

(f) Notwithstanding any Company Subsequent Determination, this Agreement shall be submitted to the Company’s shareholders at the Company Meeting for the purpose of voting on the approval of this Agreement and the transactions contemplated hereby (including the Merger) and nothing contained herein shall be deemed to relieve the Company of such obligation; provided, however, that if the Company Board shall have made a Company Subsequent Determination, then the Company Board may submit this Agreement to the Company’s shareholders without recommendation (although the resolutions adopting this Agreement as of the date hereof may not be rescinded), in which event the Company Board may communicate the basis for its lack of a recommendation to the Company’s shareholders in the Joint Proxy Statement/Prospectus or an appropriate amendment or supplement thereto. In addition to the foregoing, the Company shall not submit to the vote of its shareholders any Acquisition Proposal other than the Merger.

(g) Nothing contained in this Section 6.5 shall prohibit the Company or the Company Board from complying with the Company’s obligations required under Rule 14e-2(a) promulgated under the Exchange Act; provided, however, that any such disclosure relating to an Acquisition Proposal (other than a “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act) shall be deemed a change in the Company Recommendation unless the Company Board reaffirms the Company Recommendation in such disclosure.

6.6 Takeover Laws. No party shall take any action that would cause the transactions contemplated by this Agreement to be subject to requirements imposed by any Takeover Laws, as applicable, and each party shall take all necessary steps within its control to exempt (or ensure the continued exemption of) the transactions contemplated by this Agreement from, or if necessary challenge the validity or applicability of, any applicable Takeover Laws, as now or hereafter in effect, that purports to apply to this Agreement or the transactions contemplated hereby.

6.7 Shares Listed. Prior to the Effective Time, to the extent required by NASDAQ, Buyer shall file a notice of additional listing of shares with NASDAQ with respect to the shares of Buyer Common Stock to be issued to the holders of the Company Common Stock in the Merger.

6.8 Regulatory Applications; Filings; Consents. Buyer and the Company and their respective Subsidiaries shall cooperate and use their respective reasonable best efforts (a) to promptly prepare all documentation, effect all filings and obtain all permits, consents, approvals and authorizations of all third parties and Governmental Authorities, including, without limitation, the Regulatory Approvals and the Bank Merger Approvals, necessary to consummate the transactions contemplated by this Agreement (including, without limitation, the Merger and the Bank Merger), and (b) to comply with the terms and conditions of such permits, consents, approvals and authorizations; provided, however, that in no event shall Buyer be required to agree to any prohibition, limitation, or other requirement which would prohibit or materially limit the ownership or operation by the Company or any of its Subsidiaries, or by Buyer or any of its Subsidiaries, of all or any material portion of the business or assets of the Company or any of its Subsidiaries or Buyer or its Subsidiaries, or compel Buyer or any of its Subsidiaries to dispose of or hold separate all or any material portion of the business or assets of the Company or any of its Subsidiaries or Buyer or any of its Subsidiaries (together, the “Burdensome Conditions”). Provided that the Company has cooperated as required above, Buyer agrees to file the requisite applications to be filed by it with the FRB, the OCC and, if necessary, any other Governmental Authority including Governmental Authorities of the states in which Buyer, the Company and their respective Subsidiaries operate. Each of Buyer and the Company shall have the right to review in advance, and to the extent practicable each will consult with the other, in each case subject to applicable laws relating to the exchange of information, with respect to, all material written information submitted to any third party or any Governmental Authority in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties hereto agrees to act reasonably and as promptly as practicable. Each party hereto agrees that it will consult with the other party hereto with respect to the obtaining of all material permits, consents, approvals and authorizations of all third parties and Governmental Authorities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other party reasonably apprised of the status of material matters relating to completion of the transactions contemplated hereby.

6.9 Indemnification; Directors’ and Officers’ Insurance.

(a) Buyer agrees that all rights to indemnification and all limitations of liability existing in favor of any director or officer of the Company or its Subsidiaries (the “Indemnified Parties”) as provided in the Company’s Certificate of Incorporation or Bylaws or in the similar governing documents of the Company’s Subsidiaries as in effect as of the date hereof with respect to matters occurring on or prior to the Effective Time shall survive the Merger and shall continue in full force and effect for a period of six (6) years from the Effective Time; provided, however, that all rights to indemnification in respect of any claim asserted or made within such period shall continue until the final disposition of such claim.

(b) Prior to the Effective Time, the Company shall purchase an extended reporting period endorsement under the Company’s existing directors’ and officers’ liability insurance coverage for the Company’s directors and officers in a form acceptable to the Company which shall provide such directors and officers with coverage for six (6) years following the Effective Time of not less than the existing coverage under, and have other terms not materially less favorable to, the insured persons than the directors’ and officers’ liability insurance coverage presently maintained by the Company, so long as the aggregate cost is less than 200% of the annual premium currently paid by the Company for such insurance (the “Premium Limit”). In the event that the Premium Limit is insufficient for such coverage, the Company may enter into an agreement to spend up to that amount to purchase such lesser coverage as may be obtained with such amount.

(c) In the event Buyer or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Buyer shall assume the obligations set forth in this Section 6.9.

(d) The provisions of this Section 6.9 are intended to be for the benefit of, and to grant third party rights to, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives.

6.10 Employees and Benefit Plans.

(a) As promptly as practicable after the Effective Time as determined in the reasonable discretion of Buyer, Buyer agrees to provide the employees of the Company and any of its Subsidiaries who remain employed after the Effective Time (collectively, the “Company Employees”) with at least the types and levels of employee benefits (including employee contribution levels) comparable in the aggregate to those maintained by Buyer for similarly-situated employees of Buyer. Buyer will treat, and cause its applicable benefit plans to treat, the service of the Company Employees with the Company or any of its Subsidiaries as service rendered to Buyer or any of its Subsidiaries for purposes of eligibility to participate, vesting and for other appropriate benefits including, but not limited to, applicability of minimum waiting periods for participation (but not for benefit accrual) under any defined benefit plan (including minimum pension amount) and not for participation in any retiree health plan or executive supplemental retirement plan of Buyer or any of Buyer’s ERISA Affiliates. Without limiting the foregoing, but subject to the terms and conditions of Buyer’s health and similar plans, Buyer shall not treat any employee of the Company or any of its Subsidiaries as a “new” employee for purposes of any exclusions under any health or similar plan of Buyer for a pre-existing medical condition to the extent that any such exclusion did not apply under a health or similar plan of the Company or its Subsidiaries immediately prior to the Effective Time, and any deductibles, co-payments or out-of-pocket expenses paid under any of the Company’s or any of its Subsidiaries’ health plans shall be credited towards deductibles, co-payments or out-of-pocket expenses under Buyer’s health plans upon delivery to Buyer of appropriate documentation.

(b) Notwithstanding anything to the contrary contained herein, Buyer shall have sole discretion with respect to the determination as to whether or when to terminate, merge or continue any employee benefit plans and programs of the Company; provided, however, that Buyer shall continue to maintain such plans (other than stock-based or incentive plans or defined benefit plans) until the employees of the Company and its Subsidiaries are permitted to participate in Buyer’s plans in accordance with Section 6.10(a).

(c) From and after the Effective Time, Buyer agrees to cause the Company and its Subsidiaries to honor and continue to be obligated to perform, in accordance with their terms (as in effect as of the Effective Time and as amended to the extent set forth on Schedule 5.1(d) and in this Section 6.10), all contractual rights of current and former employees and directors of the Company or any of its Subsidiaries existing as of the date hereof under the employment, severance, deferred compensation, change in control, supplemental retirement plans and split-dollar agreements of the Company and its Subsidiaries listed in Schedule 6.10(c) of the Company Disclosure Schedule. Without limiting the scope of the foregoing, Buyer agrees that those individuals with employment and/or change of control agreements to which the Company is a party that are set forth on Schedule 6.10(c) shall terminate employment immediately following the Effective Time and be entitled to receive such severance payments as are determined in accordance with a settlement agreement being entered into concurrently herewith and substantially in the form attached hereto as Exhibit B.

(d) If requested by Buyer, the Company shall terminate its 401(k) plan as of the day prior to the Effective Time (but contingent upon the occurrence thereof) and adopt all required compliance amendments pursuant to written resolutions, the form and substance of which shall be reasonably satisfactory to Buyer.

(e) Buyer agrees to honor the severance guidelines attached as Schedule 6.10(e) in connection with the termination of employment of any Company Employee, in such amounts, at such times and upon such conditions as set forth on said Schedule.

(f) Prior to the Effective Time, the parties shall allocate an aggregate amount of $525,000 (the “Employee Retention Amount”) among certain employees of the Company and its Subsidiaries as shall be determined by mutual agreement by Buyer’s Chief Executive Officer and the Company’s Chief Executive Officer (it being understood and agreed that no amounts shall be allocated to any employee with a severance or change in control agreement with the Company or any of its Subsidiaries). Each portion of the Employee

Retention Amount that is so allocated will be paid in such amounts, at such times and upon such conditions as shall be set forth in letter agreements with each such Company Employee, in such form as mutually agreed upon by Buyer and the Company.

(g) Prior to the Effective Time, the Company may allocate an aggregate amount of up to $400,000 (the “Discretionary Bonus Amount”) among certain employees of the Company and its Subsidiaries as shall be determined by the Compensation Committee of the Company Board. Each portion of the Discretionary Bonus Amount that is so allocated will be paid by the Company on the Closing Date.

(h) The Company and Buyer shall use reasonable efforts to consult with each other, and will consider in good faith each other’s advice, prior to sending any notices or other communication materials to the employees of the Company and its Subsidiaries regarding this Agreement, the Merger or the effects thereof on the employment, compensation or benefits of such employees and, in any case, any such notice or communication materials shall comply with applicable law.

(i) Notwithstanding anything else contained herein to the contrary, nothing in this Section 6.10 shall be construed to create any third party beneficiary rights in any Person who is not a party to this Agreement.

6.11 Notification of Certain Matters. Each of Buyer and the Company shall give prompt notice to the other of any fact, event or circumstance known to it that (a) is reasonably likely, individually or taken together with all other facts, events and circumstances known to it, to result in any condition set forth in Article VII not being satisfied, or (b) notwithstanding the standards set forth in Section 9.1, would cause or constitute a material breach of any of its representations, warranties, covenants or agreements contained herein. No such notice by Buyer or the Company shall affect or be deemed to modify or waive any representation, warranty, covenant or agreement in this Agreement, or the conditions to Buyer’s or the Company’s obligations to consummate the transactions contemplated by this Agreement.

6.12 Financial Statements and Other Current Information. As soon as reasonably practicable after they become available, but in no event more than thirty (30) days after the end of each calendar month ending after the date of this Agreement, the Company shall furnish to Buyer (a) consolidated financial statements (including balance sheets, statements of operations and shareholders’ equity) of the Company and each of its Subsidiaries as of and for such month then ended, (b) internal management financial control reports showing actual financial performance against plan and previous period and (c) any reports provided to the Company Board or any committee thereof relating to the financial performance and risk management of the Company and its Subsidiaries. All information furnished by the Company to Buyer pursuant to this Section 6.12 shall be held in confidence to the same extent of Buyer’s obligations under Section 6.4(b).

6.13 Confidentiality Agreement. The Confidentiality Agreement shall remain in full force and effect after the date hereof in accordance with its terms.

6.14 Certain Tax Matters. During the period from the date of this Agreement to the Effective Time, the Company shall, and shall cause each of its Subsidiaries to: (a) timely file (taking into account any extensions of time within which to file) all Tax Returns required to be filed by it, and such Tax Returns shall be prepared in a manner reasonably consistent with past practice; (b) timely pay all Taxes shown as due and payable on such Tax Returns that are so filed; (c) establish an accrual in its books and records and financial statements in accordance with past practice for all Taxes payable by it for which a Tax Return is due prior to the Effective Time; and (d) promptly notify Buyer of any suit, claim, action, investigation, proceeding or audit pending against or with respect to the Company or any of its Subsidiaries in respect of any Tax matter, including, without limitation, Tax liabilities and refund claims.

6.15 Certain Litigation. The Company shall provide Buyer the opportunity to participate at its own expense in the defense or settlement of any shareholder litigation against the Company and/or its directors relating to the transactions contemplated by this Agreement, and no such settlement shall be agreed to without Buyer’s prior written consent (such consent not to be unreasonably withheld).

6.16 Trust Preferred Redemption. If requested by Buyer, the Company shall take any and all actions as may be necessary or advisable under the terms of the Company’s outstanding trust preferred securities (the “Trust Preferred Securities”) to redeem such Trust Preferred Securities on or after the Closing Date; provided, however, that such redemption is permissible pursuant to the terms of the Trust Preferred Securities, will not cause the Company to be less than “well capitalized” or violate Section 3.22 of this Agreement and has received all required regulatory approvals.

6.17 Section 16 Votes. Prior to the Effective Time, the Company shall approve in accordance with the procedures set forth in Rule 16b-3 promulgated under the Exchange Act and the Skadden, Arps, Slate, Meagher & Flom LLP SEC No-Action Letter (January 12, 1999) any disposition of equity securities of the Company (including derivative securities) resulting from the transactions contemplated by this Agreement by each officer and director of the Company who is subject to Section  16 of the Exchange Act.

6.18 Classified Loans. The Company shall promptly after the end of each quarter after the date hereof and upon Closing provide Buyer with a complete and accurate list, including the amount, of all Loans subject to each type of classification of the Classified Loans.

6.19 Charitable Commitments. Buyer is committed to supporting charitable activities in the communities which the Company serves consistent with the Company’s past practices and agrees that, for a period of three (3) years following the Effective Time, Buyer will continue the Company’s charitable giving in the region currently served by the Company at an annual level of at least $300,000. Determinations regarding the allocation of these funds shall be made by Buyer in consultation with the Regional President.

6.20 Employment Agreement. Buyer will enter into an agreement with Jack H. Webb, substantially in the form attached hereto as Exhibit C, which reflects the terms of his continuing employment, with such agreement signed and dated as of the date of this Agreement, subject to the occurrence of the Effective Time.

ARTICLE VII

CONDITIONS TO CONSUMMATION OF THE MERGER

7.1 Conditions to Each Party’s Obligations to Effect the Merger. The obligations of each of the parties to consummate the Merger is conditioned upon the satisfaction at or prior to the Effective Time of each of the following conditions:

(a) Shareholder Vote. This Agreement and the transactions contemplated hereby shall have been approved by the requisite affirmative vote of (i) the shareholders of the Company present and voting at the Company Meeting and (ii) the shareholders of Buyer present and voting at the Buyer Meeting.

(b) Regulatory Approvals; No Burdensome Condition. All Regulatory Approvals shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired. No Regulatory Approval shall impose any term, condition or restriction upon Buyer or any of its Subsidiaries that Buyer reasonably determines is a Burdensome Condition.

(c) No Injunction, Etc. No order, decree or injunction of any court or agency of competent jurisdiction shall be in effect, and no law, statute or regulation shall have been enacted or adopted, that enjoins, prohibits, materially restricts or makes illegal consummation of any of the transactions contemplated hereby (other than the Bank Merger, which is the subject of Section 7.2(c)).

(d) Effective Registration Statement. The Registration Statement shall have become effective and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC or any other Governmental Authority.

7.2 Conditions to the Obligations of Buyer. The obligation of Buyer to consummate the Merger is also conditioned upon the satisfaction or waiver by Buyer, at or prior to the Effective Time, of each of the following conditions:

(a) Representations, Warranties and Covenants of the Company. (i) Each of the representations and warranties of the Company contained herein shall be true and correct as of the date hereof and as of the Closing Date with the same effect as though all such representations and warranties had been made on the Closing Date, except for any such representations and warranties made as of a specified date, which shall be true and correct as of such date, in any case subject to the standard set forth in Section 9.1, and (ii) each and all of the agreements and covenants of the Company to be performed and complied with pursuant to this Agreement on or prior to the Closing Date shall have been duly performed and complied with in all material respects. Buyer shall have received a certificate, dated the Closing Date, signed by the Chief Executive Officer and Chief Financial Officer of the Company, to the effect that the conditions set forth in this Section 7.2(a) have been satisfied.

(b) Tax Opinion Relating to the Merger. Buyer shall have received an opinion from Goodwin Procter LLP, dated as of the Closing Date, substantially to the effect that, on the basis of the facts, representations and assumptions set forth in such opinion, the Merger will be treated for federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering its opinion, Goodwin Procter LLP may require and rely upon representations contained in certificates of officers of each of Buyer and the Company.

(c) Bank Merger. All regulatory approvals required to consummate the Bank Merger, including without limitation the approval of the OCC (such approvals, the “Bank Merger Approvals”), shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired. No Bank Merger Approval shall impose any term, condition or restriction upon Buyer or any of its Subsidiaries that Buyer reasonably determines is a Burdensome Condition. No order, decree or injunction of any court or agency of competent jurisdiction shall be in effect, and no law, statute or regulation shall have been enacted or adopted, that enjoins, prohibits, materially restricts or makes illegal consummation of the Bank Merger.

7.3 Conditions to the Obligations of the Company. The obligation of the Company to consummate the Merger is also conditioned upon the satisfaction or waiver by the Company, at or prior to the Effective Time, of each of the following conditions:

(a) Representations, Warranties and Covenants of Buyer. (i) Each of the representations and warranties of Buyer contained herein shall be true and correct as of the date hereof and as of the Closing Date with the same effect as though all such representations and warranties had been made on the Closing Date, except for any such representations and warranties made as of a specified date, which shall be true and correct as of such date, in any case subject to the standard set forth in Section 9.1, and (ii) each and all of the agreements and covenants of Buyer to be performed and complied with pursuant to this Agreement on or prior to the Closing Date shall have been duly performed and complied with in all material respects. The Company shall have received a certificate, dated the Closing Date, signed by the Chief Executive Officer and Chief Financial Officer of Buyer, to the effect that the conditions set forth in this Section 7.3(a) have been satisfied.

(b) Tax Opinion Relating to the Merger. The Company shall have received an opinion from Hogan Lovells US LLP, dated as of the Closing Date, substantially to the effect that, on the basis of the facts, representations and assumptions set forth in such opinion, the Merger will be treated for federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering its opinion, Hogan Lovells US LLP may require and rely upon representations contained in certificates of officers of each of Buyer and the Company.

ARTICLE VIII

TERMINATION

8.1 Termination. This Agreement may be terminated, and the Merger and the transactions contemplated hereby may be abandoned:

(a) by the mutual consent of Buyer and the Company in a written instrument;

(b) by Buyer or the Company, in the event that the Merger is not consummated by July 1, 2013 (the “Outside Date”), except to the extent that the failure of the Merger to be consummated shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein;

(c) by Buyer or the Company (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein), in the event of a breach by the other party of any representation, warranty, covenant or other agreement contained herein, which breach cannot be or has not been cured within thirty (30) days after the giving of written notice to the breaching party of such breach or the Outside Date, if earlier, and such breach would entitle the non-breaching party not to consummate the transactions contemplated hereby under Article VII;

(d) by Buyer or the Company, in the event the approval of any Governmental Authority required for consummation of the Merger and the other transactions contemplated by this Agreement (including, solely with respect to Buyer’s right to terminate this Agreement, the Bank Merger) shall have been denied by final nonappealable action of such Governmental Authority, or any Governmental Authority of competent jurisdiction shall have issued a final nonappealable order, injunction or decree enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement (including, solely with respect to Buyer’s right to terminate this Agreement, the Bank Merger); provided, however, that subject to Section 6.9, the party seeking to terminate this Agreement shall have used its reasonable best efforts to have such order, injunction or decree lifted;

(e) by Buyer or the Company, if the approval of the Company’s shareholders required for the consummation of the Merger shall not have been obtained by reason of the failure to obtain the required vote at a duly held meeting of the Company’s shareholders or at any adjournment or postponement thereof;

(f) by Buyer or the Company, if the approval of Buyer’s shareholders required for the consummation of the Merger shall not have been obtained by reason of the failure to obtain the required vote at a duly held meeting of Buyer’s shareholders or at any adjournment or postponement thereof;

(g) by Buyer, if (i) the Company Board (A) withdraws, qualifies, amends, modifies or withholds the Company Recommendation, or makes any statement, filing or release, in connection with the Company Meeting or otherwise, inconsistent with the Company Recommendation (it being understood that taking a neutral position or no position with respect to an Acquisition Proposal shall be considered an adverse modification of the Company Recommendation), (B) materially breaches its obligation to call, give notice of and commence the Company Meeting under Section 6.1, (C) approves or recommends an Acquisition Proposal, (D) fails to publicly recommend against a publicly announced Acquisition Proposal within five (5) Business Days of being requested to do so by Buyer, (E) fails to publicly reconfirm the Company Recommendation within five (5) Business Days of being requested to do so by Buyer, or (F) resolves or otherwise determines to take, or announces an intention to take, any of the foregoing actions or (ii) there shall have been a material breach of Section 6.5; or

(h) by the Company, if the Company Board so determines by a majority vote of the members of the Company Board, at any time during the five (5) Business Day period commencing on the Determination Date if both of the following conditions are satisfied:

(i) the Buyer Market Value is less than 80% of the Initial Buyer Market Value; and

(ii) the number obtained by dividing the Buyer Market Value by the Initial Buyer Market Value (“Buyer Ratio”) shall be less than the quotient obtained by dividing the Final Index Price by the Initial Index Price, minus 0.2 (the “Index Ratio”).

(iii) If the Company elects to exercise its termination right pursuant to this Section 8.1(h), it shall give prompt written notice thereof to Buyer. During the five (5) Business Day period commencing with its receipt of such notice, Buyer shall have the option to increase the Exchange Ratio, at its sole discretion, to (x) a quotient, the numerator of which is equal to the product of the Initial Buyer Market Value, the Exchange Ratio (as then in effect) and the Index Ratio, and the denominator of which is equal to the Buyer Market Value, or (y) the quotient determined by dividing the Initial Buyer Market Value by the Buyer Market Value, and multiplying the quotient by the product of the Exchange Ratio (as then in effect) and 0.8. If Buyer so elects, it shall give, within such five (5) Business Day period, written notice to the Company of such election and the revised Exchange Ratio, whereupon no termination shall be deemed to have occurred pursuant to this Section 8.1(h) and this Agreement shall remain in full force and effect in accordance with its terms, except as the Exchange Ratio shall have been so modified.

(iv) For purposes of this Section 8.1(h), the following terms shall have the meanings indicated below:

(A) “Buyer Market Value” shall be the average of the daily closing sales prices of a share of Buyer Common Stock as reported on NASDAQ for the ten (10) consecutive trading days immediately preceding the Determination Date.

(B) “Determination Date” shall mean the latest of the date on which (i) all Regulatory Approvals (and waivers, if applicable) have been received (disregarding any waiting period), (ii) all Bank Merger Approvals (and waivers, if applicable) have been received (disregarding any waiting period) (unless the condition in Section 7.2(c) is waived by Buyer), (iii) the approval of this Agreement, the Merger and any other matter required to be approved by the shareholders of the Company in order to consummate the Merger and the transactions contemplated herein is obtained and (iv) the approval of this Agreement, the Merger and any other matter required to be approved by the shareholders of Buyer in order to consummate the Merger and the transactions contemplated herein is obtained.

(C) “Final Index Price” means the average of the closing price of the Index on each of ten (10) consecutive trading days immediately preceding the Determination Date.

(D) “Index” means the NASDAQ Bank Index; provided, however, that if the NASDAQ Bank Index is not available for any reason, “Index” shall mean the KBW Bank Index.

(E) “Initial Buyer Market Value” means the average of the daily closing sales prices of a share of Buyer Common Stock, as reported on NASDAQ, for the ten (10) consecutive trading days immediately preceding the date of this Agreement.

(F) “Initial Index Price” means the average of the closing prices of the Index for the ten (10) consecutive trading days immediately preceding the date of this Agreement.

(v) If Buyer or any company belonging to the Index declares or effects a stock split, stock dividend, recapitalization, reclassification, or similar transaction with respect to the outstanding common stock, and the record date therefor shall be after the date of this Agreement and prior to the Determination Date, the prices for the common stock of such company shall be proportionately and appropriately adjusted for the purpose of applying this Section 8.1(h).

8.2 Effect of Termination and Abandonment.

(a) In the event of termination of this Agreement by either Buyer or the Company as provided in Section 8.1, this Agreement shall forthwith become void and have no effect, and none of Buyer, the Company, any of their respective Subsidiaries or any of the officers or directors of any of them shall have any liability of any nature whatsoever hereunder, or in connection with the transactions contemplated hereby, except that Sections 6.3 (Press Releases), 6.13 (Confidentiality Agreement) and 9.5 (Expenses) and this Section 8.2 and all other obligations of the parties specifically intended to be performed after the termination of this Agreement shall survive any termination of this Agreement; provided, however, that, notwithstanding anything to the contrary herein, neither Buyer nor the Company shall be relieved or released from any liabilities or damages arising out of its willful breach of any provision of this Agreement.

(b) In the event this Agreement is terminated by Buyer pursuant to Section 8.1(g), the Company shall pay to Buyer an amount equal to $9,335,100 (the “Termination Fee”).

(c) In the event that this Agreement is terminated by Buyer or the Company pursuant to Section 8.1(e) or Section 8.1(b) due to the failure to obtain the approval of the Company’s shareholders required for the consummation of the Merger, and (i) an Acquisition Proposal with respect to the Company shall have been publicly announced, disclosed or otherwise communicated to the Company Board or senior management of the Company prior to the Company Meeting or prior to the date specified in Section 8.1(b), as applicable, and (ii) within 12 months of such termination, the Company shall have (x) recommended to its shareholders or consummated a transaction qualifying as an Acquisition Transaction or (y) entered into a definitive agreement with respect to an Acquisition Transaction, then the Company shall pay to Buyer an amount equal to the Termination Fee. For purposes of this Section 8.2(c), all references in the definition of Acquisition Transaction to “15%” shall instead refer to “50%.”

(d) In the event that this Agreement is terminated by Buyer pursuant to Section 8.1(c) and (i) an Acquisition Proposal with respect to the Company shall have been publicly announced, disclosed or otherwise communicated to the Company Board or senior management of the Company prior to any breach by the Company of any representation, warranty, covenant or other agreement giving rise to such termination by Buyer or during the cure period therefor provided in Section 8.1(c) and (ii) within 12 months of such termination, the Company shall have (x) recommended to its shareholders or consummated a transaction qualifying as an Acquisition Transaction or (y) entered into a definitive agreement with respect to an Acquisition Transaction, then the Company shall pay to Buyer an amount equal to the Termination Fee. For purposes of this Section 8.2(d), all references in the definition of Acquisition Transaction to “15%” shall instead refer to “50%.”

(e) Any payment of the Termination Fee required to be made pursuant to this Section 8.2 shall be made not more than two (2) Business Days after the date of the event giving rise to the obligation to make such payment. All payments under this Section 8.2 shall be made by wire transfer of immediately available funds to an account designated by Buyer.

(f) Buyer and the Company acknowledge that the agreements contained in this Section 8.2 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, Buyer would not have entered into this Agreement. Accordingly, if the Company fails promptly to pay any amount due pursuant to this Section 8.2 and, in order to obtain such payment, Buyer commences a suit which results in a judgment against the Company for the amount set forth in this Section 8.2, the Company shall pay to Buyer its costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amount of the Termination Fee at the prime rate (as reported in The Wall Street Journal or, if not reported therein, in another authoritative source) on the date such payment was required to be made.

ARTICLE IX

MISCELLANEOUS

9.1 Standard. No representation or warranty of the Company contained in Article III or of Buyer contained in Article IV shall be deemed untrue or incorrect for any purpose under this Agreement, and no party hereto shall be deemed to have breached a representation or warranty for any purpose under this Agreement, in any case as a consequence of the existence or absence of any fact, circumstance or event unless such fact, circumstance or event, individually or when taken together with all other facts, circumstances or events inconsistent with any representations or warranties contained in Article III, in the case of the Company, or Article IV, in the case of Buyer, has had or would be reasonably likely to have a Company Material Adverse Effect or a Buyer Material Adverse Effect, respectively (disregarding for purposes of this Section 9.1 any materiality or Material Adverse Effect qualification contained in any representations or warranties other than in Section 3.12(a) and Section 4.11). Notwithstanding the immediately preceding sentence, the representations and warranties contained in (x) Sections 3.3(a) and 3.3(b) shall be deemed untrue and incorrect if not true and correct except to a de minimis extent, (y) Sections 3.4, 3.5, 3.6, 3.7(a)(ii), 3.14(h), 3.21, 3.31 and the first three sentences of Section 3.2, in the case of the Company, and Sections 4.3, 4.4, 4.5, 4.6(a)(ii), 4.20 and the first two sentences of Section 4.2, in the case of Buyer, shall be deemed untrue and incorrect if not true and correct in all material respects and (z) Section 3.12(a), in the case of the Company, and Section 4.11, in the case of Buyer, shall be deemed untrue and incorrect if not true and correct in all respects.

9.2 Survival. No representations, warranties, agreements and covenants contained in this Agreement shall survive the Effective Time, except for those agreements and covenants that expressly apply or are to be performed in whole or in part after the Effective Time.

9.3 Certain Definitions.

(a) As used in this Agreement, the following terms shall have the meanings set forth below:

“Affiliate” shall mean, with respect to any Person, any other Person controlling, controlled by or under common control with such Person. As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of power to direct or cause the direction of the management and policies of a Person whether through the ownership of voting securities, by contract or otherwise.

“Business Day” shall mean Monday through Friday of each week, except any legal holiday recognized as such by the U.S. Government or any day on which banking institutions in the State of New York are authorized or obligated to close.

“Buyer Board” shall mean the Board of Directors of Buyer.

“Buyer Material Adverse Effect” shall mean any fact, change, event, development, effect or circumstance that, individually or in the aggregate, (a) are, or would reasonably be expected to be, materially adverse to the business, operations, assets, liabilities, condition (financial or otherwise), results of operations, cash flows or properties of Buyer and its Subsidiaries, taken as a whole, or (b) would reasonably be expected to prevent Buyer from performing its obligations under this Agreement or consummating the transactions contemplated by this Agreement; provided, however, that notwithstanding the foregoing, the term Buyer Material Adverse Effect shall not include (i) any fact, change, event, development, effect or circumstance arising after the date hereof affecting banks or their holding companies generally or arising from changes in general business or economic conditions (and not specifically relating to or having the effect of specifically relating to or having a materially disproportionate effect on Buyer and its Subsidiaries, taken as a whole); (ii) any fact, change, event, development, effect or circumstance resulting from any change in law, GAAP or regulatory accounting after the date hereof, which affects generally entities such as Buyer and its Subsidiaries, taken as a whole (and not specifically relating to or having the effect of specifically relating to or having a materially disproportionate effect on Buyer and its Subsidiaries taken as a whole); (iii) actions and omissions of Buyer and its Subsidiaries taken with the prior written consent of the Company in furtherance of the transactions contemplated hereby or otherwise permitted to be taken by Buyer under this Agreement; (iv) any fact, change, event, development, effect or circumstance resulting from the announcement or pendency of the transactions contemplated by this Agreement; (v) any failure by Buyer to meet any internal or published industry analyst projections or forecasts or estimates of revenues or earnings for any period (it being understood and agreed that the facts and circumstances giving rise to such failure that are not otherwise excluded from the definition of Buyer Material Adverse Effect may be taken into account in determining whether there has been a Buyer Material Adverse Effect); and (vi) changes in the trading price or trading volume of Buyer Common Stock.

“Company Board” shall mean the Board of Directors of the Company.

“Company Material Adverse Effect” shall mean any fact, change, event, development, effect or circumstance that, individually or in the aggregate, (a) are, or would reasonably be expected to be, materially adverse to the business, operations, assets, liabilities, condition (financial or otherwise), results of operations, cash flows or properties of the Company and its Subsidiaries, taken as a whole, or (b) would reasonably be expected to prevent the Company from performing its obligations under this Agreement or consummating the transactions contemplated by this Agreement; provided, however, that notwithstanding the foregoing, the term Company Material Adverse Effect shall not include (i) any fact, change, event, development, effect or circumstance arising after the date hereof affecting banks or their holding companies generally or arising from changes in general business or economic conditions (and not specifically relating to or having the effect of specifically relating to or having a materially disproportionate effect on the Company and its Subsidiaries, taken as a whole); (ii) any fact, change, event, development, effect or circumstance resulting from any change in law, GAAP or regulatory accounting after the date hereof, which affects generally entities such as the Company and its Subsidiaries, taken as a whole (and not specifically relating to or having the effect of specifically relating to or having a materially disproportionate effect on the Company and its Subsidiaries taken as a whole); (iii) actions and omissions of the Company and its Subsidiaries taken with the prior written consent of Buyer in furtherance of the transactions contemplated hereby or otherwise permitted to be taken by the Company under this Agreement; (iv) any fact, change, event, development, effect or circumstance resulting from the announcement or pendency of the transactions contemplated by this Agreement; and (v) any failure by the Company to meet any internal projections or forecasts or estimates of revenues or earnings for any period (it being understood and agreed that the facts and circumstances giving rise to such failure that are not otherwise excluded from the definition of Company Material Adverse Effect may be taken into account in determining whether there has been a Company Material Adverse Effect).

“Confidentiality Agreement” shall mean the Confidentiality Agreement, dated as of September 11, 2012, by and between Buyer and the Company.

“Employee Program” shall mean (i) an employee benefit plan within the meaning of Section 3(3) of ERISA whether or not subject to ERISA; (ii) stock option plans, stock purchase plans, bonus or incentive award plans, severance pay plans, programs or arrangements, deferred compensation arrangements or agreements, employment agreements, executive compensation plans, programs, agreements or arrangements, change in control plans, programs, agreements or arrangements, supplemental income arrangements, vacation plans, and all other employee benefit plans, agreements, and arrangements, not described in (i) above; and (iii) plans or arrangements providing compensation to employee and non-employee directors. In the case of an Employee Program funded through a trust described in Section 401(a) of the Code or an organization described in Section 501(c)(9) of the Code, or any other funding vehicle, each reference to such Employee Program shall include a reference to such trust, organization or other vehicle. An entity “maintains” an Employee Program if such entity sponsors, contributes to, or provides benefits under or through such Employee Program, or has any obligation to contribute to or provide benefits under or through such Employee Program, or if such Employee Program provides benefits to or otherwise covers any current or former employee, officer or director of such entity (or their spouses, dependents, or beneficiaries).

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” of a Person means an entity if it would have ever been considered a single employer with such Person under Section 4001(b) of ERISA or part of the same “controlled group” as such Person for purposes of Section 302(d)(3) of ERISA.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

“GAAP” shall mean generally accepted accounting principles in the United States.

“Governmental Authority” shall mean any U.S. or foreign federal, state or local governmental commission, board, body, bureau or other regulatory authority or agency, including, without limitation, courts and other judicial bodies, bank regulators, insurance regulators, applicable state securities authorities, the SEC, the IRS or any self-regulatory body or authority, including any instrumentality or entity designed to act for or on behalf of the foregoing.

“Knowledge” shall mean, with respect to any fact, event or occurrence, the actual knowledge after reasonable inquiry of one or more of (i) in the case of the Company, the individuals listed on Schedule 9.3(a)(i), or (ii) in the case of Buyer, the individuals listed on Schedule 9.3(a)(ii), provided, however, that in no event shall “reasonable inquiry” require environmental sampling or testing of any kind.

“Multiemployer Plan” shall mean an employee pension or welfare benefit plan to which more than one unaffiliated employer contributes and which is maintained pursuant to one or more collective bargaining agreements.

“Person” or “person” shall mean any individual, bank, corporation, partnership, limited liability company, association, joint-stock company, business trust or unincorporated organization.

“Regulatory Approvals” shall mean any consent, approval, authorization or non-objection from any Governmental Authority necessary to consummate the Merger and the other transactions contemplated by this Agreement (other than the Bank Merger Approvals), including, without limitation, the approval of the FRB.

“Securities Act” shall mean the Securities Act of 1933, as amended, and the rules and regulations thereunder.

“Subsidiary” shall mean, when used with reference to a party, any corporation or organization, whether incorporated or unincorporated, of which such party or any other Subsidiary of such party is a general partner or serves in a similar capacity, or with respect to such corporation or other organization, at least 50% of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions is directly or indirectly owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and one or more of its Subsidiaries.

“Tax Returns” shall mean any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Tax” or “Taxes” shall mean (i) all taxes, charges, fees, levies or other assessments, including, without limitation, all net income, gross income, gross receipts, sales, use, ad valorem, goods and services, capital, transfer, franchise, profits, license, withholding, payroll, employment, employer health, excise, estimated, severance, stamp, occupation, property or other taxes, custom duties, fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts imposed by any taxing authority, whether disputed or not; and (ii) any liability for the payment of amounts with respect to payments of a type described in clause (i) as a result of being a member of an affiliated, consolidated, combined or unitary group, or as a result of any obligation under any tax sharing arrangement or tax indemnity agreement.

“Treasury Regulations” shall mean the Treasury regulations promulgated under the Code.

“Treasury Stock” shall mean shares of Company Common Stock held (i) in the Company’s treasury or (ii) by the Company or any of its Subsidiaries or by Buyer or any of its Subsidiaries, in each case other than in a fiduciary capacity (including custodial or agency).

(b) The following terms are defined elsewhere in this Agreement, as indicated below:

“Acquisition Proposal” shall have the meaning set forth in Section 6.5(a).

“Acquisition Transaction” shall have the meaning set forth in Section 6.5(a).

“Agreement” shall have the meaning set forth in the preamble to this Agreement.

“Bank Merger” shall have the meaning set forth in Section 1.9(a).

“Bank Merger Agreement” shall have the meaning set forth in Section 1.9(b).

“Bank Merger Approvals” shall have the meaning set forth in Section 7.2(c).

“Baseline Closing Date” shall have the meaning set forth in Section 1.4.

“BHCA” shall have the meaning set forth in Section 3.2.

“BOLI” shall have the meaning set forth in Section 3.16.

“Burdensome Conditions” shall have the meaning set forth in Section 6.8.

“Business” shall have the meaning set forth in Section 3.18(g).

“Buyer” shall have the meaning set forth in the preamble to this Agreement.

“Buyer 2011 Form 10-K” shall have the meaning set forth in Section 4.10(a).

“Buyer Bank” shall have the meaning set forth in the recitals to this Agreement.

“Buyer Common Stock” shall have the meaning set forth in Section 2.1(a).

“Buyer Disclosure Schedule” shall have the meaning set forth in Section 4.1(b).

“Buyer Loan Property” shall have the meaning set forth in Section 4.15(f).

“Buyer Market Value” shall have the meaning set forth in Section 8.1(h)(iv)(A).

“Buyer Meeting” shall have the meaning set forth in Section 6.1(b).

“Buyer Participation Facility” shall have the meaning set forth in Section 4.15(f).

“Buyer Property” shall have the meaning set forth in Section 4.15(a).

“Buyer Ratio” shall have the meaning set forth in Section 8.1(h)(ii).

“Buyer Recommendation” shall have the meaning set forth in Section 6.1(b)(iii).

“Buyer Representatives” shall have the meaning set forth in Section 6.4(a).

“Buyer SEC Documents” shall have the meaning set forth in Section 4.10(a).

“CERCLA” shall have the meaning set forth in Section 3.17(e).

“Certificate” shall have the meaning set forth in Section 2.2.

“Classified Loans” shall have the meaning set forth in Section 3.23(b).

“Closing” shall have the meaning set forth in Section 1.4.

“Closing Date” shall have the meaning set forth in Section 1.4.

“Code” shall have the meaning set forth in the recitals to this Agreement.

“Company” shall have the meaning set forth in the preamble to this Agreement.

“Company 2011 Form 10-K” shall have the meaning set forth in Section 3.11(a)

“Company Balance Sheet” shall have the meaning set forth in Section 3.11(a).

“Company Bank” shall have the meaning set forth in the recitals to this Agreement.

“Company Common Stock” shall have the meaning set forth in the recitals to this Agreement.

“Company Deferred Stock Units” shall have the meaning set forth in Section 2.7.

“Company Director Designee” shall have the meaning set forth in Section 1.6.

“Company Disclosure Schedule” shall have the meaning set forth in Section 3.1(b).

“Company Employees” shall have the meaning set forth in Section 6.10(a).

“Company Employee Programs” shall have the meaning set forth in Section 3.14(a).

“Company Intellectual Property Assets” shall have the meaning set forth in Section 3.18(g).

“Company Material Contract” shall have the meaning set forth in Section 3.19(a).

“Company Meeting” shall have the meaning set forth in Section 6.1(a).

“Company Property” shall have the meaning set forth in Section 3.17(a).

“Company Recommendation” shall have the meaning set forth in Section 6.1(a)(iii).

“Company Representatives” shall have the meaning set forth in Section 6.5(a).

“Company SEC Documents” shall have the meaning set forth in Section 3.11(a).

“Company Subsequent Determination” shall have the meaning set forth in Section 6.5(e).

“CRA” shall have the meaning set forth in Section 3.7(b).

“Derivative Transactions” shall have the meaning set forth in Section 3.26.

“Determination Date” shall have the meaning set forth in Section 8.1(h).

“DGCL” shall have the meaning set forth in Section 1.1.

“Discretionary Bonus Amount” shall have the meaning set forth in Section 6.10(g).

“DRIP” shall have the meaning set forth in Section 2.8.

“Effective Time” shall have the meaning set forth in Section 1.2.

“Employee Retention Amount” shall have the meaning set forth in Section 6.10(f).

“Environment” shall have the meaning set forth in Section 3.17(f).

“Environmental Laws” shall have the meaning set forth in Section 3.17(f).

“Exchange Agent” shall have the meaning set forth in Section 2.4(a).

“Exchange Fund” shall have the meaning set forth in Section 2.4(a).

“Exchange Ratio” shall have the meaning set forth in Section 2.1(c).

“FDIA” shall have the meaning set forth in Section 3.28.

“FDIC” shall have the meaning set forth in Section 3.10(b).

“Final Index Price” shall have the meaning set forth in Section 8.1(h)(iv)(C).

“Finance Laws” shall have the meaning set forth in Section 3.9(d).

“Financial Advisor” shall have the meaning set forth in Section 3.31.

“FRB” shall have the meaning set forth in Section 3.2.

“Hazardous Material” shall have the meaning set forth in Section 3.17(f).

“Indemnified Parties” shall have the meaning set forth in Section 6.9(a).

“Index” shall have the meaning set forth in Section 8.1(h)(iv)(D).

“Index Ratio” shall have the meaning set forth in Section 8.1(h)(ii).

“Initial Buyer Market Value” shall have the meaning set forth in Section 8.1(h)(iv)(E).

“Initial Index Price” shall have the meaning set forth in Section 8.1(h)(iv)(F).

“Intellectual Property Assets” shall have the meaning set forth in Section 3.18(g).

“IRS” shall have the meaning set forth in Section 3.13(d).

“Joint Proxy Statement/Prospectus” shall have the meaning set forth in Section 6.2(a).

“Liens” shall have the meaning set forth in Section 3.4(a).

“Loan Property” shall have the meaning set forth in Section 3.17(f).

“Loans” shall have the meaning set forth in Section 3.23(a).

“Marks” shall have the meaning set forth in Section 3.18(g).

“Merger” shall have the meaning set forth in the recitals to this Agreement.

“Merger Consideration” shall have the meaning set forth in Section 2.1(c).

“NASDAQ” shall have the meaning set forth in Section 2.3.

“New Certificates” shall have the meaning set forth in Section 2.4(a).

“Notice of Superior Proposal” shall have the meaning set forth in Section 6.5(e).

“Notice Period” shall have the meaning set forth in Section 6.5(e).

“NQDC Plan” shall have the meaning set forth in Section 3.14(l).

“NYBCL” shall have the meaning set forth in Section 1.1.

“OCC” shall have the meaning set forth in Section 3.10(b).

“Oil” shall have the meaning set forth in Section 3.17(f).

“Outside Date” shall have the meaning set forth in Section 8.1(b).

“Participation Facility” shall have the meaning set forth in Section 3.17(f).

“Patents” shall have the meaning set forth in Section 3.18(g).

“Premium Limit” shall have the meaning set forth in Section 6.9(b).

“Products” shall have the meaning set forth in Section 3.18(g).

“Registration Statement” shall have the meaning set forth in Section 6.2(a).

“Restricted Stock Plans” shall have the meaning set forth in Section 2.6.

“Sarbanes-Oxley” shall have the meaning set forth in Section 3.11(b).

“SEC” shall have the meaning set forth in Section 3.11(a).

“Superior Proposal” shall have the meaning set forth in Section 6.5(b).

“Surviving Corporation” shall have the meaning set forth in Section 1.1.

“Takeover Laws” shall have the meaning set forth in Section 3.21.

“Termination Fee” shall have the meaning set forth in Section 8.2(b).

“Third Party Rights” shall have the meaning set forth in Section 3.18(c).

“Trade Secrets” shall have the meaning set forth in Section 3.18(g).

“Trust Preferred Securities” shall have the meaning set forth in Section 6.16.

“USA PATRIOT Act” shall have the meaning set forth in Section 3.7(b).

“Voting Agreement” shall have the meaning set forth in the recitals to this Agreement.

9.4 Waiver; Amendment. Subject to compliance with applicable law, prior to the Effective Time, any provision of this Agreement may be (a) waived by the party intended to benefit by the provision, or (b) amended or modified at any time, by an agreement in writing between the parties hereto approved by their respective Boards of Directors and executed in the same manner as this Agreement; provided, however, that after any approval of the transactions contemplated by this Agreement by the shareholders of the Company, no amendment of this Agreement shall be made which by law requires further approval of the shareholders of the Company without obtaining such approval.

9.5 Expenses. Each party hereto will bear all expenses incurred by it in connection with this Agreement and the transactions contemplated hereby, except that printing expenses and SEC filing and registration fees shall be shared equally between Buyer and the Company.

9.6 Notices. All notices, requests and other communications hereunder to a party shall be in writing and shall be deemed given if personally delivered, telecopied (with confirmation) or mailed by registered or certified mail (return receipt requested) to such party at its address set forth below or such other address as such party may specify by notice to the other party hereto.

If to Buyer:

NBT Bancorp Inc.

52 South Broad Street

Norwich, New York 13815

Attention:	Chief Executive Officer
Facsimile:	(607) 336-7538

With a copy to (which shall not constitute notice):

Goodwin Procter LLP

Exchange Place

Boston, Massachusetts 02109

Attention:	William P. Mayer, Esq.
Lisa R. Haddad, Esq.
Facsimile:	(617) 523-1231

If to the Company, to:

Alliance Financial Corporation

120 Madison Street, 18th Floor

Syracuse, New York 13202

Attention:	Chief Executive Officer
Facsimile:	(315) 475-4421

With a copy to (which shall not constitute notice):

Hogan Lovells US LLP

Columbia Square

555 Thirteenth Street, NW

Washington, DC 20004

Attention:	Richard A. Schaberg, Esq.
Facsimile:	(202) 637-5910

9.7 Understanding; No Third Party Beneficiaries. Except for the Confidentiality Agreement, which shall remain in effect, this Agreement represents the entire understanding of the parties hereto with reference to the transactions contemplated hereby and thereby and supersedes any and all other oral or written agreements heretofore made. Except for Section 6.9 (Indemnification; Directors’ and Officers’ Insurance), nothing in this Agreement, expressed or implied, is intended to confer upon any person, other than the parties hereto or their respective successors, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

9.8 Assignability; Binding Effect. Prior to the Closing, this Agreement may not be assigned by Buyer without the written consent of the Company and no such assignment shall release Buyer of its obligations hereunder. After the Closing, Buyer’s rights and obligations hereunder shall be freely assignable. This Agreement may not be assigned by the Company without the prior written consent of Buyer. This Agreement shall be binding upon and enforceable by, and shall inure to the benefit of, the parties hereto and their respective successors and permitted assigns.

9.9 Headings; Interpretation. The headings contained in this Agreement are for reference purposes only and are not part of this Agreement. The word “including” and words of similar import when used in this Agreement shall mean “including, without limitation,” unless the context otherwise requires or unless otherwise specified. Words of number may be read as singular or plural, as required by context.

9.10 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to constitute an original.

9.11 Governing Law. This Agreement shall be governed by, and interpreted in accordance with, the laws of the State of Delaware, without regard to the conflict of law principles thereof (except to the extent that mandatory provisions of the NYBCL are applicable). Each of the parties hereto (a) consents to submit itself to the personal jurisdiction of the Delaware Court of Chancery, New Castle County, or if that court does not have jurisdiction, a federal court sitting in the State of Delaware in any action or proceeding arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement, (b) agrees that all claims in respect of such action or proceeding may be heard and determined in any such court, and (c) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court. Each of the parties hereto waives any defense of inconvenient forum to the maintenance of any action or proceeding so brought and waives any bond, surety or other security that might be required of any other party with respect thereto. To the extent permitted by applicable law, any party hereto may make service on another party by sending or delivering a copy of the process to the party to be served at the address and in the manner provided for the giving of notices in Section 9.6. Nothing in this Section 9.11, however, shall affect the right of any party to serve legal process in any other manner permitted by law. EACH OF BUYER AND THE COMPANY HEREBY IRREVOCABLY WAIVES ALL RIGHTS TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

9.12 Specific Performance. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with its specific terms or were otherwise breached. Each party agrees that, in the event of any breach or threatened breach by any other party of any covenant or obligation contained in this Agreement, the non-breaching party shall be entitled to seek (a) a decree or order of specific performance to enforce the observance and performance of such covenant or obligation, and (b) an injunction restraining such breach or threatened breach.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement and Plan of Merger to be executed in counterparts by their duly authorized officers, all as of the day and year first above written.

NBT BANCORP INC.

By:	/s/ Martin A. Dietrich
Name: Martin A. Dietrich
Title: Chief Executive Officer

ALLIANCE FINANCIAL CORPORATION

By:	/s/ Jack H. Webb
Name: Jack H. Webb
Title: Chairman of the Board, President and Chief Executive Officer

EXHIBIT A

VOTING AGREEMENT

VOTING AGREEMENT (“Agreement”), dated as of October 7, 2012, by and between NBT Bancorp Inc., a Delaware corporation (“Buyer”), and the undersigned holder (“Shareholder”) of common stock, par value $1.00 per share (“Common Stock”), of Alliance Financial Corporation, a New York corporation (the “Company”).

WHEREAS, concurrently with the execution of this Agreement, Buyer and the Company have entered into an Agreement and Plan of Merger (as such agreement may be subsequently amended or modified, the “Merger Agreement”), providing for the merger of the Company with and into Buyer (the “Merger”);

WHEREAS, the Shareholder beneficially owns (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) and has sole voting power with respect to the number of shares of Common Stock, and holds other rights to acquire the number of shares of Common Stock, indicated opposite the Shareholder’s name on Schedule 1 attached hereto (as used herein, the term “Shares” means all shares of Common Stock, whether such shares of Common Stock are held by the Shareholder on the date of this Agreement or are subsequently acquired prior to the Expiration Date (as defined in Section 2)); provided that in no event shall the “Shares” include any shares of Common Stock if inclusion of such shares of Common Stock hereunder would result in Buyer beneficially owning 3% or more of the outstanding shares of Common Stock;

WHEREAS, it is a condition to the willingness of Buyer to enter into the Merger Agreement that the Shareholder execute and deliver this Agreement; and

WHEREAS, all capitalized terms used in this Agreement without definition herein shall have the meanings ascribed to them in the Merger Agreement.

NOW, THEREFORE, in consideration of the foregoing recitals, the mutual covenants and agreements contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the Shareholder and Buyer agree as follows:

1. Agreement to Vote Shares. The Shareholder agrees that, prior to the Expiration Date, at any meeting of the shareholders of the Company, or any adjournment or postponement thereof, or in connection with any written consent of the shareholders of the Company, with respect to the Merger Agreement or any of the transactions contemplated thereby (including the Merger) or any Acquisition Proposal, the Shareholder shall:

(a)	appear at such meeting or otherwise cause the Shares to be counted as present thereat for purposes of calculating a quorum; and

(b)	vote (or cause to be voted), or deliver a written consent (or cause a consent to be delivered) covering, all of the Shares that such Shareholder shall be entitled to so vote (i) in favor of adoption and approval of the Merger Agreement and the transactions contemplated thereby, including the Merger; (ii) against any action or agreement that would result in a breach in any material respect of any covenant, representation or warranty, or any other obligation or agreement of the Company contained in the Merger Agreement or of the Shareholder contained in this Agreement, or that would preclude fulfillment of a condition under the Merger Agreement to the Company’s and Buyer’s respective obligations to consummate the Merger; and (iii) against any Acquisition Proposal, or any agreement or transaction that is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, discourage or adversely affect the consummation of the Merger or any of the transactions contemplated by the Merger Agreement.

Any such vote shall be cast or consent shall be given in accordance with such procedures relating thereto so as to ensure that it is duly counted for purposes of determining that a quorum is present and for purposes of recording the results of such vote or consent.

2. Expiration Date. As used in this Agreement, the term “Expiration Date” shall mean the earliest to occur of (a) the Effective Time, (b) such date and time as the Merger Agreement shall be terminated pursuant to Article VIII thereof, or (c) upon mutual written agreement of the parties hereto to terminate this Agreement. Upon termination or expiration of this Agreement, no party shall have any further obligations or liabilities under this Agreement; provided, however, that such termination or expiration shall not relieve any party from liability for any willful breach of this Agreement prior to the termination or expiration hereof.

3. Agreement to Retain Shares. The Shareholder shall not, except as contemplated by this Agreement or the Merger Agreement, directly or indirectly, (a) sell, assign, transfer, or otherwise dispose of (including, without limitation, by the creation of a Lien (as defined in Section 4(c)), any Shares, (b) enter into any contract, option, commitment or other arrangement or understanding with respect to the sale, transfer, assignment or other disposition of, any Shares, (c) deposit any Shares in a voting trust or enter into a voting agreement or similar agreement with respect to any Shares or grant any proxy or power of attorney with respect thereto, or (d) take any action that would make any representation or warranty of the Shareholder contained herein untrue or incorrect or have the effect of preventing or disabling the Shareholder from performing the Shareholder’s obligations under this Agreement. Notwithstanding the foregoing, the Shareholder may make (x) transfers of Shares by will or by operation of law, in which case this Agreement shall bind the transferee, (y) transfers of Shares in connection with estate and charitable planning purposes, including transfers to relatives, trusts and charitable organizations, subject to the transferee agreeing in writing to be bound by the terms of, and perform the obligations of the Shareholder under, this Agreement, and (z) as Buyer may otherwise agree in writing in its sole discretion.

4. Representations and Warranties of Shareholder. Except as disclosed on Schedule 1 hereto, the Shareholder hereby represents and warrants to Buyer as follows:

(a)	the Shareholder has the full power and authority to execute and deliver this Agreement and to perform the Shareholder’s obligations hereunder;

(b)	this Agreement has been duly executed and delivered by the Shareholder and (assuming this Agreement constitutes a valid and binding agreement of Buyer) is a valid and legally binding agreement with respect to the Shareholder, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles);

(c)	the Shareholder beneficially owns the number of Shares indicated opposite such Shareholder’s name on Schedule 1, free and clear of any liens, claims, charges or other encumbrances or restrictions of any kind whatsoever (“Liens”), and has sole, and otherwise unrestricted, voting and investment power with respect to such Shares, and none of the Shares are subject to any voting trust or other agreement, arrangement or restriction with respect to the voting of the Shares, except as contemplated by this Agreement (the Shareholder agrees to promptly notify Buyer in writing of the nature and amount of any Shares acquired after the date hereof, and such Shares shall be subject to the foregoing representations and warranties);

(d)	the Shareholder understands that, at the Effective Time, each outstanding Share listed on Schedule 1 (including any restricted shares of Common Stock the vesting of which accelerates at or prior to the Effective Time) shall be converted into, as provided in and subject to the limitations set forth in the Merger Agreement, the right to receive 2.1779 shares of Buyer Common Stock, plus cash for any fractional shares in accordance with Section 2.3 of the Merger Agreement;

(e)	the execution and delivery of this Agreement by the Shareholder does not, and the performance by the Shareholder of his obligations hereunder and the consummation by the Shareholder of the transactions contemplated hereby will not, violate or conflict with, or constitute a default under, any agreement, instrument, contract or other obligation or any order, arbitration award, judgment or decree to which the Shareholder is a party or by which the Shareholder is bound, or any statute, rule or regulation to which the Shareholder is subject or, in the event that the Shareholder is a corporation, partnership, trust or other entity, any bylaw or other organizational document of the Shareholder; and

(f)	the execution and delivery of this Agreement by the Shareholder does not, and the performance of this Agreement by the Shareholder does not and will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority by the Shareholder except for applicable requirements, if any, of the Exchange Act, and except where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not prevent or delay the performance by the Shareholder of his obligations under this Agreement in any material respect.

5. Irrevocable Proxy. Subject to the last sentence of this Section 5, by execution of this Agreement, the Shareholder does hereby appoint Buyer with full power of substitution to any Affiliate of Buyer, as the Shareholder’s true and lawful attorney and irrevocable proxy, to the full extent of the Shareholder’s rights with respect to the Shares, to vote, if the Shareholder is unable to perform his obligations under this Agreement, each of such Shares that the Shareholder shall be entitled to so vote with respect to the matters set forth in Section 1 hereof at any meeting of the shareholders of the Company, and at any adjournment or postponement thereof, and in connection with any action of the shareholders of the Company taken by written consent. The Shareholder intends this proxy to be irrevocable and coupled with an interest hereafter until the Expiration Date and hereby revokes any proxy previously granted by the Shareholder with respect to the Shares. Notwithstanding anything contained herein to the contrary, this irrevocable proxy shall automatically terminate upon the Expiration Date of this Agreement.

6. No Solicitation. From and after the date hereof until the Expiration Date, the Shareholder, in his capacity as a shareholder of the Company, shall not, nor shall such Shareholder authorize any advisor or representative of, such Shareholder or any of his Affiliates, other than the Company in accordance with the terms of the Merger Agreement, to (and, to the extent applicable to the Shareholder, such Shareholder shall use reasonable best efforts to prevent any of his advisors or representatives or Affiliates, other than the Company in accordance with the terms of the Merger Agreement, to) (a) initiate, solicit, induce or knowingly encourage, or take any action to facilitate the making of, any inquiry, offer or proposal which constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, (b) participate in any discussions or negotiations regarding any Acquisition Proposal, or furnish, or otherwise afford access, to any person (other than Buyer) any information or data with respect to the Company or any of its Subsidiaries or otherwise relating to an Acquisition Proposal, (c) enter into any agreement, agreement in principle or letter of intent with respect to an Acquisition Proposal, (d) solicit proxies or become a “participant” in a “solicitation” (as such terms are defined in Regulation 14A under the Exchange Act) with respect to an Acquisition Proposal (other than the Merger Agreement) or otherwise encourage or assist any party in taking or planning any action that would compete with, restrain or otherwise serve to interfere with or inhibit the timely consummation of the Merger in accordance with the terms of the Merger Agreement, (e) initiate a shareholders’ vote or action by consent of the Company’s shareholders with respect to an Acquisition Proposal, or (f) except by reason of this Agreement, become a member of a “group” (as such term is used in Section 13(d) of the Exchange Act) with respect to any voting securities of the Company that takes any action in support of an Acquisition Proposal.

7. Specific Enforcement. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof or was otherwise breached. It is accordingly agreed that the parties shall be entitled to specific relief hereunder, including, without limitation, an injunction or injunctions to prevent and enjoin breaches of the provisions of this Agreement and to enforce specifically the terms and provisions hereof, in any state or federal court in any competent jurisdiction, in addition to any other remedy to which they may be entitled at law or in equity. Any requirements for the securing or posting of any bond with respect to any such remedy are hereby waived.

8. No Waivers. No waivers of any breach of this Agreement extended by Buyer to the Shareholder shall be construed as a waiver of any rights or remedies of Buyer with respect to any other shareholder of the Company who has executed an agreement substantially in the form of this Agreement with respect to Shares beneficially owned by such shareholder or with respect to any subsequent breach of the Shareholder or any other such shareholder of the Company. No waiver of any provisions hereof by either party shall be deemed a waiver of any other provisions hereof by any such party, nor shall any such waiver be deemed a continuing waiver of any provision hereof by such party.

9. Capacity as Shareholder. Notwithstanding anything herein to the contrary, the covenants and agreements set forth herein shall not prevent the Shareholder (a) from exercising his duties and obligations as a director of the Company or otherwise taking any action, subject to the applicable provisions of the Merger Agreement, while acting in such capacity as a director of the Company, or (b) if the Shareholder is serving as a trustee or fiduciary of any ERISA plan or trust, from exercising his duties and obligations as a trustee or fiduciary of such ERISA plan or trust. The Shareholder is executing this Agreement solely in his capacity as a shareholder of the Company.

10. Entire Agreement; Amendments. This Agreement supersedes all prior agreements, written or oral, among the parties hereto with respect to the subject matter hereof and contains the entire agreement among the parties with respect to the subject matter hereof. This Agreement may not be amended, supplemented or modified, and no provisions hereof may be modified or waived, except by an instrument in writing signed by each party hereto.

11. Further Assurances. From time to time and without additional consideration, the Shareholder shall execute and deliver, or cause to be executed and delivered, such additional transfers, assignments, endorsements, proxies, consents and other instruments, and shall take such further actions, as Buyer may reasonably request for the purpose of carrying out and furthering the intent of this Agreement.

12. Severability. If any term or other provision of this Agreement is determined to be invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

13. Counterparts. This Agreement may be executed in one or more counterparts, each of which will be deemed an original but all of which together shall constitute one and the same instrument.

14. Effect of Headings. The section headings herein are for convenience only and shall not affect the construction or interpretation of this Agreement.

15. Public Disclosure. The Shareholder shall not issue or cause the publication of any press release or other public announcement (to the extent not previously issued or made in accordance with the Merger Agreement) with respect to this Agreement, the Merger Agreement or the transactions contemplated by the Merger Agreement, including the Merger, without the prior consent of Buyer. The Shareholder hereby permits Buyer to publish and disclose in any document and/or schedule filed by Buyer with the Securities and Exchange Commission such Shareholder’s identity and ownership of Shares and the nature of such Shareholder’s commitments and obligations pursuant to this Agreement.

16. Assignment. This Agreement may not be assigned by any party hereto without the prior written consent of the other party hereto; provided, however, that, notwithstanding the foregoing, Buyer may assign its rights and obligations under this Agreement to any Subsidiary wholly owned by it. All of the covenants and agreements contained in this Agreement shall be binding upon, and inure to the benefit of, the respective parties and their permitted successors, assigns, heirs, executors, administrators and other legal representatives, as the case may be.

17. Governing Law. This Agreement shall be governed by the laws of the State of Delaware, without giving effect to the principles of conflicts of laws thereof (except to the extent that mandatory provisions of the New York Business Corporation Law are applicable). The parties hereto hereby irrevocably and unconditionally consent to and submit to the jurisdiction of the Delaware Court of Chancery, New Castle County, or if that court does not have jurisdiction, a federal court sitting in the State of Delaware (the “Delaware Courts”) for any litigation arising out of or relating to this Agreement and the transactions contemplated hereby, waive any objection to the laying of venue of any such litigation in the Delaware Courts and agree not to plead or claim in any Delaware Court that such litigation brought therein has been brought in any inconvenient forum.

18. Waiver of Jury Trial. The parties hereto hereby waive any right to trial by jury with respect to any action or proceeding related to or arising out of this Agreement, any document executed in connection herewith and the matters contemplated hereby and thereby.

19. No Agreement Until Executed. Irrespective of negotiations among the parties or the exchanging of drafts of this Agreement, this Agreement shall not constitute or be deemed to evidence a contract, agreement, arrangement or understanding between the parties hereto unless and until (a) the Board of Directors of the Company has approved, for purposes of any applicable anti-takeover laws and regulations, and any applicable provision of the Company’s Certificate of Incorporation, the transactions contemplated by the Merger Agreement and this Agreement, (b) the Merger Agreement is executed by all parties thereto, and (c) this Agreement is executed by all parties hereto.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first set forth above.

NBT BANCORP INC.

By:
Name:
Title:

SHAREHOLDER:

Name: Jack H. Webb

SCHEDULE 1

Shares	Type
44,544.325	Direct
11,773	Indirect – 401(k)
100	Indirect – Wife
200	Indirect – Daughter

EXHIBIT B

SETTLEMENT AGREEMENT

This Settlement Agreement (the “Agreement”) is entered into as of October 7, 2012 by and among [            ] (the “Executive”), NBT Bancorp Inc., a Delaware corporation (“Buyer”), Alliance Financial Corporation, a New York corporation (“Seller”), and Alliance Bank, N.A., a wholly-owned subsidiary of Seller (“Seller Bank”).

WITNESSETH:

WHEREAS, concurrently with the execution of this Agreement, Buyer and Seller are entering into an Agreement and Plan of Merger, dated as of October 7, 2012 (the “Merger Agreement”), and all capitalized terms not defined herein shall have the meaning set forth in the Merger Agreement; and

WHEREAS, Buyer, Seller, Seller Bank and the Executive desire to enter into this Agreement, which shall supersede, except as set forth in Section 4 hereof, the Employment Agreement by and among Seller, Seller Bank and the Executive dated January 26, 2010 (the “Employment Agreement”), effective immediately prior to the Effective Time of the Merger, and in lieu of any rights and payments under the Employment Agreement, the Executive shall be entitled to the rights and payments set forth herein (which for the avoidance of doubt the parties agree shall be the rights and payments to which the Executive is entitled in the event of a “Termination” in anticipation of, or within 24 months after, a “Change in Control” (as such terms are defined in the Employment Agreement) as contemplated by Section 4(a) of the Employment Agreement).

NOW THEREFORE, in consideration of the foregoing and other good and valuable consideration the receipt and sufficiency of which is hereby acknowledged, the Executive, Buyer, Seller, and Seller Bank agree as follows:

1. Severance Amounts.

1.1 Employment Agreement Amount. On the eighth day following the Closing Date, provided the Executive has not revoked the releases contained and referenced in Section 2 hereof and that the Executive remained employed with the Seller and Seller Bank to an including the Closing Date, Buyer shall, or shall cause an affiliate to, pay to the Executive in a lump-sum an amount equal to the total of $[            ], in full satisfaction of the payment obligations of Seller and Seller Bank under Section 4(a)(i) and (ii) of the Employment Agreement, less applicable tax withholdings (the total of such sum, the “Employment Agreement Amount”), and subject to the limitations set forth in Section 4(b) of the Employment Agreement. Notwithstanding the foregoing, if the eighth day following the Closing Date is not a business day, such payment shall be due on the next following business day. In addition, Seller Bank shall transfer to the Executive the legal title to the automobile owned by Seller Bank and used by the Executive immediately prior to the Closing Date at no cost to the Executive (but subject to applicable withholding taxes) with such transfer to be effective as of the Closing Date.

The parties hereby agree that the Employment Agreement Amount as determined in the manner provided under this Section 1.1 is final and binding on all parties and shall not be subject to further adjustment, and that notwithstanding anything above to the contrary, the Employment Agreement Amount shall not be paid until the waiting period described in Section 1.2 below has passed if such waiting period is required by applicable law. In consideration of the payment of the Employment Agreement Amount and the other provisions of this Agreement, the Executive, Buyer, Seller and Seller Bank hereby agree that effective immediately following the Effective Time of the Merger, the Executive agrees that the full payment of the Employment Agreement Amount, together with satisfaction by Buyer of the other obligations set forth in this Agreement, shall be in complete satisfaction of all rights to payments or benefits due to Executive under the Employment Agreement or any other severance program.

1.2 409A Compliance. The Executive and Buyer acknowledge that the Executive’s employment with Seller and/or Seller Bank will be terminated in connection with the Merger, effective immediately upon the Effective Time of the Merger, and that such termination will be a “separation from service” (within the meaning of Section 409A of the Code and the regulations thereunder) as an employee of Seller and Seller Bank. Anything in this Agreement to the contrary notwithstanding, if at the time of the Executive’s “separation from service,” Buyer determines that the Executive is a “specified employee” within the meaning of Section 409A(a)(2)(B)(i) of the Code, then to the extent the Employment Agreement Amount would be considered deferred compensation otherwise subject to the 20 percent additional tax imposed pursuant to Section 409A(a) of the Code as a result of the application of Section 409A(a)(2)(B)(i) of the Code, such payment shall not be payable until the date that is the earlier of (A) six months and one day after the Executive’s separation from service, or (B) the Executive’s death. The intent of the parties is that payments and benefits under this Agreement either be exempt from or comply with Code Section 409A and the regulations and guidance promulgated thereunder and, accordingly, to the maximum extent permitted, this Agreement shall be interpreted to be in compliance therewith. In no event whatsoever shall Buyer or its affiliates be liable for any additional tax, interest or penalty that may be imposed on Executive by Section 409A of the Code or damages for failing to comply with Section 409A of the Code. Notwithstanding any other provision of this Agreement to the contrary, in no event shall any payment under this Agreement that constitutes “deferred compensation” for purposes of Section 409A of the Code be subject to offset, counterclaim or recoupment by any other amount payable to Executive unless otherwise permitted by Code Section 409A. Buyer, Seller and Seller Bank make no representation or warranty and shall have no liability to the Executive or any other person if any provisions of this Agreement are determined to constitute deferred compensation subject to Section 409A of the Code but do not satisfy an exemption from, or the conditions of, such Section.

2. Releases.

2.1 Release Upon Execution. In consideration of Buyer’s agreement to pay (or to cause to be paid) to the Executive the Employment Agreement Amount and, subject to the payment of the foregoing specified dollar amounts, all as provided under this Agreement, and other good and valuable consideration, the sufficiency of which is hereby acknowledged by the Executive, the Executive, for himself and for his heirs, successors and assigns, does hereby release completely and forever discharge Buyer, Seller and Seller Bank, their respective affiliates, successors, predecessors, subsidiaries, related entities or assigns, and their respective current and former directors, officers, employees, agents, benefit plans, benefit plan administrators and trustees, attorneys, insurers, representatives, successors and assigns (any and all of which are referred to below as the “Releasees”), from any and all obligations, claims, actions, causes of action, demands, liabilities, expenses or damages of any kind (including attorneys’ fees and costs actually incurred), regardless of whether known or unknown, that the Executive now has, owns or holds, or claims to have, own, or hold, or that he at any time had, owned, or held, or claimed to have had, owned, or held against any Releasee. This general release of claims includes, without implication of limitation, the release of all claims:

•	relating to the Executive’s employment by Seller and Seller Bank and the determination not to continue the Executive’s employment by Seller and Seller Bank beyond the Closing Date;

•	relating to the Employment Agreement and all employee benefit plans of Seller or Seller Bank;

•	of wrongful discharge;

•	of breach of contract;

•

of retaliation or discrimination under federal, state or local law (including, without limitation, claims of age discrimination or retaliation under the Age Discrimination in Employment Act, claims of disability discrimination or retaliation under the Americans with Disabilities Act, claims of discrimination or retaliation under Title VII of the Civil Rights Act of 1964 and claims of discrimination or retaliation under state law);

•	under any other federal or state statute, to the fullest extent that claims may be released;

•	relating to any employment decisions communicated by Buyer to the Executive;

•	of defamation or other torts;

•	of violation of public policy;

•	for salary, bonuses, vacation pay or any other compensation or benefits; and

•	for damages or other remedies of any sort, including, without limitation, compensatory damages, punitive damages, injunctive relief and attorney’s fees.

Notwithstanding the foregoing, this Agreement shall not release Buyer, Seller or Seller Bank, as applicable, from any of the following: (a) obligations to pay to the Executive accrued but unpaid wages, and make payments for accrued but unused vacation, earned up to the Effective Time of the Merger to the extent required by applicable law; (b) the payment of any of the Executive’s vested benefits under the tax-qualified plans of Seller or Seller Bank; (c) obligations regarding accelerated vesting of equity awards, if any, under any equity awards granted by Seller or Seller Bank to the Executive and outstanding immediately prior to the Effective Time; (d) the payment of the Merger Consideration with respect to the Executive’s common stock of Seller as contemplated by Section 2.1 of the Merger Agreement (including, for the avoidance of doubt, payments of Merger Consideration for restricted stock which has had its vesting schedule accelerated); (e) rights due to the obligations of Buyer under Section 6.9 of the Merger Agreement; (f) rights to payments of amounts owed under the Seller Bank Executive Incentive Retirement Plan; or (g) rights to indemnification under applicable corporate law or the organizational documents of Seller or Seller Bank or as an insured under any director’s and officer’s liability insurance policy new or previously in force. The Executive acknowledges that the consideration given for this Agreement is in addition to anything of value to which the Executive is already entitled. The Executive hereby represents and warrants that he has not filed any action, complaint, charge, grievance, arbitration or similar proceeding against any of the Releasees. The Executive agrees that he shall not accept any award, damages, recovery or settlement from any proceeding brought by him or on his behalf pertaining to the claims released herein.

2.2 Release Upon Closing. Upon the Closing Date, the Executive shall be considered to have been tendered a release of claims in the form attached to this Agreement as Exhibit A. No later than the Closing Date, the Executive shall execute and deliver to Buyer such release of claims in the form attached to this Agreement as Exhibit A.

3. Time for Consideration; Right to Revoke. The Executive acknowledges that he has been given the opportunity to consider this Agreement for the period of forty-five (45) days from the date of its delivery to him. In the event the Executive executed this Agreement within less than forty-five (45) days after such date, he acknowledges that such decision was entirely voluntary and that he had the opportunity to consider this Agreement until the end of the forty-five (45) day period. The Executive further acknowledges that: (i) he has seven (7) days following his execution of this Agreement to revoke this Agreement (the “Revocation Period”) in a writing delivered to NBT Bancorp Inc., 52 South Broad Street, Norwich, New York 13815, by certified mail, by hand or courier service (signature of receipt required); and (ii) this Agreement shall not be effective, and no payment shall be due, owing or paid, until the Revocation Period has expired without the Executive revoking the Agreement and otherwise in accordance with the Agreement.

4. Surviving Terms. Notwithstanding anything to the contrary contained herein, Sections 2(h), 5, 6 and 9-16 of the Employment Agreement shall survive termination of the Employment Agreement.

5. General.

(a) Heirs, Successors and Assigns. The terms of this Agreement shall be binding upon the parties hereto and their respective heirs, successors and assigns.

(b) Final Agreement. This Agreement represents the entire understanding of the parties with respect to the subject matter hereof and supersedes all prior understandings, written or oral, except as set forth in Section 4 hereof. The terms of this Agreement may be changed, modified or discharged only by an instrument in writing signed by each of the parties hereto.

(c) Withholdings. Seller, Seller Bank and Buyer may withhold from any amounts payable under this Agreement such federal, state, or local taxes as may be required to be withheld pursuant to applicable law or regulation.

(d) Governing Law. This Agreement shall be construed, enforced and interpreted in accordance with and governed by the laws of the State of New York, without reference to its principles of conflicts of law, except to the extent that federal law shall be deemed to preempt such state laws.

(e) Voluntary Action and Waiver. The Executive acknowledges that by his free and voluntary act of signing below, the Executive agrees to all of the terms of this Agreement and intends to be legally bound thereby. The Executive acknowledges that he has been advised to consult with an attorney prior to executing this Agreement.

(f) Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument.

6. Effectiveness. Notwithstanding anything to the contrary contained herein, this Agreement shall be subject to consummation of the Merger in accordance with the terms of the Merger Agreement, as the same may be amended by the parties thereto in accordance with its terms. In the event the Merger Agreement is terminated for any reason or the Merger does not occur, this Agreement shall be deemed null and void with respect to all actions not yet taken pursuant to this Agreement.

[Signature page follows]

IN WITNESS WHEREOF, Buyer, Seller and Seller Bank have each caused this Agreement to be executed by their duly authorized officers, and the Executive has signed this Agreement, effective as of the date first above written.

EXECUTIVE:

Name:

NBT BANCORP INC.

By:
Name: Title:

ALLIANCE FINANCIAL CORPORATION

By:
Name: Title:

ALLIANCE BANK, N.A.

By:
Name: Title:

[Settlement Agreement Signature Page]

Exhibit A

Release of Claims

As required under that certain Settlement Agreement (the “Agreement”) entered into as of October 7, 2012 by and among [            ] (the “Executive”), NBT Bancorp Inc., a Delaware corporation (“Buyer”), and Alliance Financial Corporation, a New York corporation (“Seller”), and Alliance Bank, N.A., a wholly-owned subsidiary of Seller (“Seller Bank”) (all capitalized terms used in this Release of Claims but not otherwise defined herein shall have the meaning contained in such Agreement):

In consideration of Buyer’s payment to the Executive the Employment Agreement Amount in the specified dollar amounts set forth in the Agreement, all as provided under the Agreement, and other good and valuable consideration, the sufficiency of which is hereby acknowledged by the Executive, the Executive, for himself and for his heirs, successors and assigns, does hereby release completely and forever discharge Buyer, Seller and Seller Bank, their respective affiliates , successors, predecessors, subsidiaries, related entities or assigns, and their respective current and former directors, officers, employees, agents, benefit plans, benefit plan administrators and trustees, attorneys, insurers, representatives, successors and assigns (any and all of which are referred to below as the “Releasees”), from any and all obligations, claims, actions, causes of action, demands, liabilities, expenses or damages of any kind (including attorneys’ fees and costs actually incurred), regardless of whether known or unknown, that the Executive now has, owns or holds, or claims to have, own, or hold, or that he at any time had, owned, or held, or claimed to have had, owned, or held against any Releasee. This general release of claims includes, without implication of limitation, the release of all claims:

•	relating to the Executive’s employment by Seller and Seller Bank and the determination not to continue the Executive’s employment by Seller and Seller Bank beyond the Closing Date;

•	relating to the Employment Agreement and all employee benefit plans of Seller or Seller Bank;

•	of wrongful discharge;

•	of breach of contract;

•

of retaliation or discrimination under federal, state or local law (including, without limitation, claims of age discrimination or retaliation under the Age Discrimination in Employment Act, claims of disability discrimination or retaliation under the Americans with Disabilities Act, claims of discrimination or retaliation under Title VII of the Civil Rights Act of 1964 and claims of discrimination or retaliation under state law);

•	under any other federal or state statute, to the fullest extent that claims may be released;

•	relating to any employment decisions communicated by Buyer to the Executive;

•	of defamation or other torts;

•	of violation of public policy;

•	for salary, bonuses, vacation pay or any other compensation or benefits; and

•	for damages or other remedies of any sort, including, without limitation, compensatory damages, punitive damages, injunctive relief and attorney’s fees.

Notwithstanding the foregoing, this Agreement shall not release Buyer, Seller or Seller Bank, as applicable, from any of the following: (a) obligations to pay to the Executive accrued but unpaid wages, and make payments for accrued but unused vacation, earned up to the Effective Time of the Merger to the extent required by applicable law; (b) the payment of any of the Executive’s vested benefits under the tax-qualified plans of Seller or Seller Bank; (c) obligations regarding accelerated vesting of equity awards, if any, under any equity awards granted by Seller or Seller Bank to the Executive and outstanding immediately prior to the Effective Time; (d) the payment of the Merger Consideration with respect to the Executive’s common stock of Seller as contemplated by Section 2.1 of the Merger Agreement (including, for the avoidance of doubt, payments of Merger Consideration for restricted stock which has had its vesting schedule accelerated); (e) rights due to the obligations of Buyer under Section 6.9 of the Merger Agreement; (f) rights to payments of amounts owed under the Seller Bank Executive Incentive Retirement Plan; or (g) the rights to indemnification under applicable corporate law or the organizational documents of Seller or Seller Bank or as an insured under any director’s and officer’s liability insurance policy new or previously in force. The Executive acknowledges that the consideration given for this Release of Claims is in addition to anything of value to which the Executive is already entitled. The Executive hereby represents and warrants that he has not filed any action, complaint, charge, grievance, arbitration or similar proceeding against any of the Releasees. The Executive agrees that he shall not accept any award, damages, recovery or settlement from any proceeding brought by him or on his behalf pertaining to the claims released herein.

The Executive acknowledges that this Release of Claims is considered to have been tendered to him on the Closing Date and that he has been given the opportunity to consider this Release of Claims for the period of forty-five (45) days from the Closing Date. In the event the Executive executed this Release of Claims within less than forty-five (45) days after such date, he acknowledges that such decision was entirely voluntary and that he had the opportunity to consider this Release of Claims until the end of the forty-five (45) day period. The Executive further acknowledges that: (i) he has seven (7) days following his execution of this Release of Claims to revoke this Release of Claims (the “Revocation Period”) in a writing delivered to NBT Bancorp Inc., 52 South Broad Street, Norwich, New York 13815, by certified mail, by hand or courier service (signature of receipt required); and (ii) this Release of Claims shall not be effective, and no payment shall be due, owing or paid, until the Revocation Period has expired without the Executive revoking this Release of Claims and otherwise in accordance with the Agreement.

The Executive acknowledges that by his free and voluntary act of signing below, the Executive agrees to all of the terms of this Release of Claims and intends to be legally bound thereby. The Executive acknowledges that he has been advised to consult with an attorney prior to executing this Release of Claims.

Executed this      day of             ,          by:

Executive:

Name:

EXHIBIT C

EMPLOYMENT AGREEMENT

This EMPLOYMENT AGREEMENT (the “Agreement”) made and entered into as of the 7th day of October 2012, by and between Jack H. Webb (“Executive”) and NBT Bancorp Inc., a Delaware corporation (the “Corporation”).

W I T N E S S E T H  T H A T :

WHEREAS, the Corporation intends to enter into an Agreement and Plan of Merger (the “Merger Agreement”) with Alliance Financial Corporation, a New York corporation (“Seller”), providing for the merger of Seller with and into the Corporation, with the Corporation surviving the merger (the “Merger”);

WHEREAS, Executive is currently employed by Seller pursuant to that certain Employment Agreement by and among Executive, Seller and Alliance Bank, N.A. (the “Seller Bank”), dated as of January 26, 2010 (the “Prior Agreement”); and

WHEREAS, in connection with and conditioned upon consummation of the Merger, the parties desire to terminate the Prior Agreement, and the Corporation desires to employ Executive and Executive desires to be employed by the Corporation beginning at the Effective Time (as defined in the Merger Agreement) (the “Commencement Date”) on the terms contained herein.

NOW, THEREFORE, in consideration of the premises and mutual covenants and agreements hereinafter set forth, and intending to be legally bound, the parties agree as follows:

1. Employment; Responsibilities and Duties.

(a) The Corporation hereby agrees to employ Executive, and Executive hereby agrees to serve as Executive Vice President, Strategic Support of the Corporation, and of any successor to the Corporation, during the Term of Employment (as defined in Section 2(b) below). Executive shall have such executive duties, responsibilities, and authority as shall be set forth in the bylaws of the Corporation for such position or as may otherwise be determined by the Corporation. During the Term of Employment, Executive shall report directly to the Chief Executive Officer of the Corporation.

(b) Executive shall devote his full working time and best efforts to the performance of his responsibilities and duties hereunder. During the Term of Employment, Executive shall not, without the prior written consent of the Chief Executive Officer of the Corporation, render services in any capacity, whether as an employee, independent contractor, or otherwise, whether or not compensated, to any person or entity other than the Corporation or its affiliates; provided that Executive may, where involvement in such activities does not individually or in the aggregate significantly interfere with the performance by Executive of his duties or violate the provisions of Section 4 hereof, (i) render services to charitable organizations, (ii) manage his personal investments in compliance with any limits or policies of the Corporation, and (iii) with the prior permission of the Chief Executive Officer of the Corporation, hold such other directorships or part-time academic appointments or have such other business affiliations as would otherwise be prohibited under this Section 1.

(c) As promptly as practicable following the Commencement Date and subject to Executive meeting the qualifications for directors set forth in the Corporation’s bylaws, Executive shall be elected by the Board of Directors of the Corporation to serve as a member of such Board. Executive shall be elected to the eligible class of directors that has the longest remaining term as of the time of such election. Executive shall also be appointed to the Board of Directors of NBT Bank, N.A. in accordance with the bylaws of such bank and effective as promptly as practicable following the Commencement Date. Executive will be compensated for his service on such Boards of Directors in accordance with the applicable director compensation programs in effect from time to time, which Executive acknowledges currently provide that employee directors do not receive any board fees for service.

2. Termination of Prior Agreement; Term of Employment.

(a) As of the Commencement Date, the Prior Agreement shall terminate and be of no further force and effect except for Sections 2(h), 6 and 10-16 thereof or as otherwise expressly set forth below; provided, however, that this Agreement shall be null and void if the Commencement Date does not occur. Notwithstanding the foregoing, in consideration for Executive’s willingness to enter into this Agreement and subject to the execution of a release of claims in substantially the form attached hereto as Exhibit A, within seven (7) business days following the Commencement Date, the Corporation shall pay to Executive in a lump sum an amount equal to one million nine hundred eleven thousand six hundred thirty-one dollars ($1,911,631.00) representing the aggregate amount which Executive would have been entitled to receive in the event of a “Termination” of Executive’s Employment following a “Change of Control” (as such terms are defined in the Prior Agreement) pursuant to Section 4(a)(i) and (ii) of the Prior Agreement (such payment shall be subject to the provisions of Section 4(b) of the Prior Agreement).

(b) The term of this Agreement (“Term of Employment”) shall be the period commencing on the Commencement Date and continuing until the Termination Date, which shall mean the earliest to occur of:

(i) the first anniversary of the Commencement Date;

(ii) the death of Executive;

(iii) Executive’s inability to perform his duties hereunder, by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months;

(iv) the discharge of Executive by the Corporation “for cause,” which shall mean one or more of the following:

(A) any willful or gross misconduct by Executive with respect to the business and affairs of the Corporation or any subsidiary bank of the Corporation, or with respect to any of its affiliates for which Executive is assigned material responsibilities or duties;

(B) the conviction of Executive of a felony (after the earlier of the expiration of any applicable appeal period without perfection of an appeal by Executive or the denial of any appeal as to which no further appeal or review is available to Executive) whether or not committed in the course of his employment by the Corporation;

(C) Executive’s willful neglect, failure, or refusal to carry out his duties hereunder in a reasonable manner (other than any such failure resulting from disability or death or from termination by Executive for Good Reason, as hereinafter defined) after a written demand for substantial performance is delivered to Executive that specifically identifies the manner in which the Corporation believes that Executive has not substantially performed his duties and Executive has not resumed substantial performance of his duties on a continuous basis within thirty (30) days of receiving such demand; or

(D) the breach by Executive of any representation or warranty in Section 5(a) hereof or of any agreement contained in Section 1, 4, or 5(b) hereof, which breach is material and adverse to the Corporation or any of its affiliates for which Executive is assigned material responsibilities or duties;

(v) Executive’s resignation from his position as Executive Vice President, Strategic Support of the Corporation other than for “Good Reason,” as hereinafter defined;

(vi) the termination of Executive’s employment by the Corporation “without cause,” which shall be for any reason other than those set forth in subsections (i), (ii), (iii), (iv), or (v) of this Section 2(a), at any time, upon the thirtieth day following notice to Executive; or

(vii) Executive’s resignation for “Good Reason.”

“Good Reason” shall mean, without Executive’s express written consent, a material reduction in Executive’s position or title or the assignment to Executive of duties that are materially inconsistent with those of an Executive Vice President position other than for “Cause,” or a material decrease in the amount or level of Executive’s salary or benefits from the amount or level established in Section 3 hereof. Notwithstanding the foregoing, if there exists (without regard to this sentence) an event or condition that constitutes Good Reason, the Corporation shall have thirty (30) days from the date on which Executive gives the written notice thereof to cure such event or condition (such notice to be given from Executive within ninety (90) days from the date the event or condition first occurs) and, if the Corporation does so, such event or condition shall not constitute Good Reason hereunder. Further, an event or condition shall cease to constitute Good Reason thirty (30) days after the end of the cure period.

A Termination Date shall not be deemed to have occurred for purposes of any provision of this Agreement providing for the payment of any amounts or benefits upon or following a termination of employment unless such termination is also a “separation from service” within the meaning of Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”) and, for purposes of any such provision of this Agreement, any references to a “termination,” “termination of employment” or like terms shall mean a “separation from service.”

(c) In the event that the Term of Employment shall be terminated for any reason other than that set forth in Section 2(a)(vi) or 2(a)(vii) hereof, Executive shall, in consideration for Executive’s covenant not to compete and other post-termination obligations, be entitled to receive, upon the occurrence of any such event:

(i) any salary payable pursuant to Section 3(a)(i) hereof which shall have accrued as of the Termination Date; and

(ii) such rights as Executive shall have accrued as of the Termination Date under the terms of any plans or arrangements in which he participates pursuant to Section 3(b) hereof, any right to reimbursement for expenses accrued as of the Termination Date payable pursuant to Section 3(j) hereof, the right to receive legal title to his automobile under Section 3(g) hereof, and the right to receive the cash equivalent of paid annual leave accrued as of the Termination Date pursuant to Section 3(f) hereof.

(d) In the event that the Term of Employment shall be terminated for the reason set forth in Section 2(a)(vi) or 2(a)(vii) hereof, Executive shall be entitled to receive the following:

(i) any salary payable pursuant to Section 3(a)(i) hereof which shall have accrued as of the Termination Date, and, promptly after the execution and effective date of a release of claims and separation agreement in substantially the form attached hereto as Exhibit B, for the period commencing on the date immediately following the Termination Date and ending upon and including the first anniversary of the Commencement Date, salary payable at the rate established pursuant to Section 3(a)(i) hereof, on a monthly basis; and

(ii) such rights as Executive may have accrued as of the Termination Date under the terms of any plans or arrangements in which he participates pursuant to Section 3(b) hereof, any right to reimbursement for expenses accrued as of the Termination Date payable pursuant to Section 3(j) hereof, the right to receive legal title to his automobile under Section 3(g) hereof, and the right to receive the cash equivalent of paid annual leave accrued as of the Termination Date pursuant to Section 3(f) hereof.

(e) Notwithstanding any other provision in this Agreement, the Corporation may terminate or suspend the employment of Executive hereunder, as if such termination were for Cause, to the extent required by any applicable federal or state statute related to banking, deposit insurance or bank or savings institution holding companies or by regulations or orders issued by the Office of the Controller of the Currency, the Federal Deposit Insurance Corporation or any other state or federal banking regulatory agency having jurisdiction over the Corporation or any subsidiary bank of the Corporation, and no payment shall be required to be made to or for the benefit of Executive under this Agreement to the extent such payment is prohibited by applicable law, regulation or order issued by a banking agency or a court of competent jurisdiction; provided that it shall be the Corporation’s burden to prove that any such action was so required.

(f) Notwithstanding any other payment schedule provided herein to the contrary for amounts payable and/or benefits owed pursuant to Section 2(d) hereof, if Executive is deemed on the Termination Date a “specified employee” within the meaning of that term under Code Section 409A(a)(2)(B), then each of the following shall apply:

(i) With regard to any payment that is considered deferred compensation under Code Section 409A payable on account of a “separation from service,” such payment shall be made on the date which is the earlier of (A) the expiration of the six (6)-month period measured from the date of Executive’s “separation from service”, and (B) the date of Executive’s death (the “Delay Period”) to the extent required under Code Section 409A. Upon the expiration of the Delay Period, all payments delayed pursuant to this Section (whether they would have otherwise been payable in a single sum or in installments in the absence of such delay) shall be paid to Executive in a lump sum, and all remaining payments due under this Agreement shall be paid or provided in accordance with the normal payment dates specified for them herein; and

(ii) To the extent that any benefits to be provided during the Delay Period is considered deferred compensation under Code Section 409A provided on account of a “separation from service,” and such benefits are not otherwise exempt from Code Section 409A, Executive shall pay the cost of such benefits during the Delay Period, and the Corporation shall reimburse Executive, to the extent that such costs would otherwise have been paid by the Corporation or to the extent that such benefits would otherwise have been provided by the Corporation at no cost to Executive, the Corporation’s share of the cost of such benefits upon expiration of the Delay Period, and any remaining benefits shall be reimbursed or provided by the Corporation in accordance with the procedures specified herein.

(g) If any portion of the amounts payable to, or the value to be received by, Executive under this Agreement constitutes an “excess parachute payment” within the meaning of Code Sections 280G and 4999, then such amounts payable to or to be received by Executive pursuant to this Agreement shall be reduced to the extent necessary to eliminate the application of Code Sections 280G and 4999.

(h) To the extent that severance payments or benefits pursuant to this Agreement are conditioned upon the execution and delivery by Executive of a release of claims, Executive shall forfeit all rights to such payments and benefits unless such release is signed and delivered (and no longer subject to revocation, if applicable) within sixty (60) days following the date of Executive’s Termination Date. If the foregoing release is executed and delivered and no longer subject to revocation as provided in the preceding sentence, payments or benefits shall commence upon the first scheduled payment date immediately after the date the release is executed and no longer subject to revocation (the “Release Effective Date”). The first such cash payment shall include payment of all amounts that otherwise would have been due prior to the Release Effective Date under the terms of this Agreement applied as though such payments commenced immediately upon Executive’s Termination Date, and any payments made thereafter shall continue as provided herein. The delayed benefits shall in any event expire at the time such benefits would have expired had such benefits commenced immediately following Executive’s Termination Date.

(i) For purposes of Code Section 409A, Executive’s right to receive any installment payment pursuant to this Agreement shall be treated as a right to receive a series of separate and distinct payments.

3. Compensation. For the services to be performed by Executive for the Corporation and its affiliates under this Agreement, Executive shall be compensated in the following manner:

(a) Salary. During the Term of Employment:

(i) The Corporation shall pay Executive a salary, which, on an annualized basis, shall be at the rate of three hundred thousand dollars ($300,000) commencing on the Commencement Date. Salary shall be payable in accordance with the normal payroll practices of the Corporation with respect to executive personnel as presently in effect or as they may be modified by the Corporation from time to time.

(ii) Executive shall be eligible to receive a performance bonus for calendar year 2013, which such bonus shall be based upon the target amount and the performance targets set forth on the attached Schedule I; provided that the minimum amount of such bonus for calendar year 2013 shall be $180,000. The Compensation Committee of the Corporation’s Board of Directors shall determine whether the performance targets have been achieved and the actual amount of such bonus payable to Executive, which determination shall be final and conclusive. To earn the bonus, Executive must be employed by the Corporation on December 31, 2013. Such bonus shall be paid in January 2014 in accordance with the Corporation’s customary practices.

(b) Employee Benefit Plans or Arrangements. During the Term of Employment, Executive shall be entitled to participate in all employee benefit plans of the Corporation, as presently in effect as of the Commencement Date or as they may be modified by the Corporation from time to time, under such terms as may be applicable to officers of Executive’s rank employed by the Corporation or its affiliates and subject to the eligibility requirements set forth therein, including, without limitation, plans providing retirement benefits, medical insurance, disability insurance, and accidental death or dismemberment insurance (but excluding any life insurance or any defined benefit plans); provided that there be no duplication of such benefits as are provided under any other provision of this Agreement or the SERP or the Split Dollar Agreement (each as defined below); and provided further that, in lieu of participating in the plans of the Corporation and at the election of the Corporation, Executive may participate in the health and welfare plans of Seller and/or its subsidiaries in accordance with their terms to the extent such plans continue to be in effect after the Commencement Date. Subject to the terms and conditions of the Corporation’s health and welfare plans, the Corporation shall not treat Executive as a “new” employee for purposes of any exclusions under any such plan of the Corporation for a pre-existing medical condition to the extent that any such exclusion did not apply under a health or similar plan of Seller and its subsidiaries immediately prior to the Commencement Date, and any deductibles, co-payments or out-of-pocket expenses paid by Executive under any of Seller’s or any of its subsidiaries’ health plans shall be credited towards deductibles, co-payments or out-of-pocket expenses under the Corporation’s health plans upon delivery to the Corporation of appropriate documentation.

(c) SERP Benefit. Reference is made to the Amended and Restated Supplemental Retirement Agreement, dated November 28, 2006, by and among Executive, Seller and the Seller Bank, as amended (the “SERP”), which the parties agree will remain in full force and effect following the Commencement Date. In accordance with the terms of the SERP, Executive will continue to accrue a benefit under the SERP during the Term of Employment. The parties agree to amend the SERP to provide that “Final Average Compensation” for purposes of the SERP shall mean the annualized average of Executive’s monthly base salary actually paid by his employer over the thirty-six (36) consecutive month period ending on the Commencement Date.

(d) Split Dollar Agreement. Reference is made to the Split Dollar Agreement, dated January 27, 2009, by and between Executive and the Seller Bank (the “Split Dollar Agreement”), which the parties agree will remain in full force and effect following the Commencement Date. The parties agree to amend the Split Dollar Agreement to provide that Executive’s employment with the Corporation shall constitute continued employment for purposes of the Split Dollar Agreement and shall not trigger a “Termination of Employment” as defined therein.

(e) Equity Awards. Executive will be entitled to receive a restricted stock unit award of 5,000 shares of the Corporation’s common stock under the Corporation’s Omnibus Incentive Plan, with a vesting schedule that takes into account his expected term of employment. Such award shall be made to Executive no later than December 31, 2013 in accordance with the Corporation’s customary practices, but subject to Executive’s continued employment with the Corporation as of the date of grant.

(f) Vacation and Sick Leave. During the Term of Employment, Executive shall be entitled to paid annual vacation periods and sick leave in accordance with the policies of the Corporation applicable to officers of Executive’s rank employed by the Corporation or its affiliates and as in effect as of the Commencement Date or as may be modified by the Corporation from time to time and as may be applicable to officers of Executive’s rank employed by the Corporation or its affiliates.

(g) Automobile. During the Term of Employment, Executive shall be entitled to the use of the automobile owned by Seller and used by Executive immediately prior to the Commencement Date. Executive shall be responsible for all expenses of ownership and use of any such automobile (other than insurance and costs for any major repairs to such automobile, which will be paid by the Corporation through the Termination Date), subject to reimbursement of expenses for business use in accordance with Section 3(j). Upon the Termination Date, the Corporation shall transfer to Executive the legal title to such Seller-owned automobile at no cost (but subject to any applicable withholding taxes).

(h) Club Dues. During the Term of Employment, Executive shall be reimbursed for dues and assessments incurred in relation to Executive’s memberships at Onondaga Golf and Country Club and the Century Club of Syracuse. Executive shall be responsible for any income taxes associated with the personal use of such club memberships.

(i) Withholding. All compensation to be paid to Executive hereunder shall be subject to applicable federal, state, and local taxes and all and other required withholdings. Executive hereby acknowledges and agrees that he is responsible for all taxes in connection with any benefits, fringe benefits, or perquisites provided under this Agreement and he is not entitled to any tax “gross up” payments.

(j) Expenses. During the Term of Employment, Executive shall be reimbursed for reasonable travel and other expenses incurred or paid by Executive in connection with the performance of his services under this Agreement, upon presentation of expense statements or vouchers or such other supporting information as may from time to time be requested by the Corporation, in accordance with such policies of the Corporation as are in effect as of the Commencement Date and as may be modified by the Corporation from time to time, under such terms as may be applicable to officers of Executive’s rank employed by the Corporation or its affiliates. All expenses or other reimbursements under this Agreement shall be made on or prior to the last day of the taxable year following the taxable year in which such expenses were incurred by Executive (provided that if any such reimbursements constitute taxable income to Executive, such reimbursements shall be paid no later than March 15th of the calendar year following the calendar year in which the expenses to be reimbursed were incurred), and no such reimbursement or expenses eligible for reimbursement in any taxable year shall in any way affect the expenses eligible for reimbursement in any other taxable year.

4. Confidential Business Information; Non-Competition.

(a) Executive acknowledges that certain business methods, creative techniques, and technical data of the Corporation and its affiliates and the like are deemed by the Corporation to be and are in fact confidential business information of the Corporation, its subsidiary banks or any of their affiliates or are entrusted to third parties. Such confidential information includes but is not limited to procedures, methods, sales relationships developed while in the service of the Corporation or its affiliates, knowledge of customers and their requirements, marketing plans, marketing information, studies, forecasts, and surveys, competitive analyses, mailing and marketing lists, new business proposals, lists of vendors, consultants, and other persons who render service or provide material to the Corporation or its subsidiary banks or their affiliates, and compositions, ideas, plans, and methods belonging to or related to the affairs of the Corporation or its subsidiary banks or their affiliates (collectively, “Confidential Information”). In this regard, the Corporation asserts proprietary rights in all of its Confidential Information and that of its affiliates, except for such information as is clearly in the public domain. Notwithstanding the foregoing, information that would be generally known or available to persons skilled in Executive’s fields shall be considered to be “clearly in the public domain” for the purposes of the preceding sentence. Executive acknowledges that in connection with his employment with the Corporation, Executive has had or may have access to such Confidential Information, and he agrees that he will not disclose or divulge to any third party, except as may be required by his duties hereunder, by law, regulation, or order of a court or government authority, or as directed by the Corporation, nor shall he use to the detriment of the Corporation or its affiliates or use in any business or on behalf of any business competitive with or substantially similar to any business of the Corporation or its subsidiary banks or their affiliates, any Confidential Information obtained during the course of his employment by the Corporation. In the event that disclosure is required by law, regulation, or order of a court or government authority, Executive agrees that as soon as practical and in any event no later than thirty (30) days after receiving notice that Executive is required to make such disclosure, Executive will provide notice to the Corporation of such requirement by law, regulation, order of a court or government authority. This Section 4(a) shall not be construed as restricting Executive from disclosing such information to the employees of the Corporation or its subsidiary banks or their affiliates. On or before the Termination Date, Executive shall promptly deliver to the Corporation any and all Confidential Information in his possession, whether tangible, electronic or intangible in form.

(b) Executive acknowledges that in the course of employment with the Corporation (including Seller and Seller Bank prior to the Merger), Executive has had access to and gained knowledge of the trade secrets and other Confidential Information of the Corporation, its subsidiary banks, or their affiliates; has had substantial relationships with the customers of the Corporation, its subsidiary banks, or their affiliates; and has performed services of special, unique, and extraordinary value to the Corporation, its subsidiary banks, or their affiliates. Therefore, Executive agrees that notwithstanding the termination of his employment pursuant to this Agreement for any reason, from the Commencement Date until the second anniversary of the date of termination of Executive’s service relationship with the Corporation or any of its subsidiaries (whether as an officer, employee, consultant or director) (the “Termination from Service”), Executive shall not, directly or indirectly, on behalf of himself or any other person or entity, without the written consent of the Corporation:

(i) become an officer, employee, consultant, director, or trustee of any savings bank, savings and loan association, savings and loan holding company, bank or bank holding company, where such position entails providing services to such company in any city, town, or county in which the Corporation or its subsidiary banks or their affiliates has an office, determined as of the date of Termination from Service, where Executive’s position or service for such business is competitive with or otherwise similar to any of Executive’s positions or services for the Corporation or its subsidiary banks;

(ii) induce or solicit any customer, supplier, or agent of the Corporation, its subsidiary banks, or their affiliates about whom Executive has gained Confidential Information or with whom Executive, by virtue of his employment with the Corporation, has established a relationship or had frequent contact, to terminate or curtail an existing business or commercial relationship with the Corporation, its subsidiary banks, or their affiliates;

(iii) induce or solicit any customer or supplier of the Corporation, its subsidiary banks, or their affiliates about whom Executive has gained Confidential Information or with whom Executive, by virtue of his employment with the Corporation, has established a relationship or had frequent contact, to provide or purchase goods or services similar to the goods or services provided by it to or purchased by it from the Corporation, its subsidiary banks, or their affiliates; provided, however, that the provisions of this clause (iii) only apply to those persons or entities who are customers or suppliers of the Corporation, its subsidiary banks, or their affiliates as of the date of Termination from Service or who were customers of the Corporation, its subsidiary banks, or their affiliates during the one-year period prior to the date of Termination from Service; or

(iv) solicit, induce, recruit, offer employment to, hire, or take any other action intended, or that a reasonable person acting in like circumstances would expect, to have the effect of causing any officer or employee of the Corporation, its subsidiary banks, or their affiliates, to terminate his or her employment.

(c) Executive acknowledges and agrees that irreparable injury will result to the Corporation in the event of a breach of any of the provisions of this Section 4 (the “Designated Provisions”) and that the Corporation will have no adequate remedy at law with respect thereto. Accordingly, in the event of a material breach of any Designated Provision, and in addition to any other legal or equitable remedy the Corporation may have, the Corporation shall be entitled to the entry of a preliminary and permanent injunction (including, without limitation, specific performance) by a court of competent jurisdiction in Chenango County, New York, or elsewhere, to restrain the violation or breach thereof by Executive, and Executive submits to the jurisdiction of such court in any such action.

(d) It is the desire and intent of the parties that the provisions of this Section 4 shall be enforced to the fullest extent permissible under the laws and public policies applied in each jurisdiction in which enforcement is sought. Accordingly, if any particular provision of this Section 4 shall be adjudicated to be invalid or unenforceable, such provision shall be deemed amended to delete therefrom the portion thus adjudicated to be invalid or unenforceable, such deletion to apply only with respect to the operation of such provision in the particular jurisdiction in which such adjudication is made. In addition, should any court determine that the provisions of this Section 4 shall be unenforceable with respect to scope, duration, or geographic area, such court shall be empowered to substitute, to the extent enforceable, provisions similar hereto or other provisions so as to provide to the Corporation, to the fullest extent permitted by applicable law, the benefits intended by this Section 4.

5. Representations and Warranties.

(a) Executive represents and warrants to the Corporation that his execution, delivery, and performance of this Agreement will not result in or constitute a breach of or conflict with any term, covenant, condition, or provision of any commitment, contract, or other agreement or instrument, including, without limitation, any other employment agreement, to which Executive is or has been a party.

(b) Executive shall indemnify, defend, and hold harmless the Corporation for, from, and against any and all losses, claims, suits, damages, expenses, or liabilities, including court costs and counsel fees, which the Corporation has incurred or to which the Corporation may become subject, insofar as such losses, claims, suits, damages, expenses, liabilities, costs, or fees arise out of or are based upon any failure of any representation or warranty of Executive in Section 5(a) hereof to be true and correct when made.

6. Notices. All notices, consents, waivers, or other communications which are required or permitted hereunder shall be in writing and deemed to have been duly given if delivered personally or by messenger, transmitted by telex or telegram, by express courier, or sent by registered or certified mail, return receipt requested, postage prepaid. All communications shall be addressed to the appropriate address of each party as follows:

If to the Corporation:

NBT Bancorp Inc.

52 South Broad Street

Norwich, New York 13815

Attention: Chief Executive Officer

Facsimile: (607) 336-7538

Attention: Chief Executive Officer

If to Executive:

All such notices shall be deemed to have been given on the date delivered, transmitted, or mailed in the manner provided above.

7. Assignment. Neither party may assign this Agreement or any rights or obligations hereunder without the consent of the other party.

8. Governing Law. This Agreement shall be governed by, construed, and enforced in accordance with the laws of the State of New York, without giving effect to the principles of conflict of law thereof. The parties hereby designate Chenango County, New York to be the proper jurisdiction and venue for any suit or action arising out of this Agreement. Each of the parties consents to personal jurisdiction in such venue for such a proceeding and agrees that it may be served with process in any action with respect to this Agreement or the transactions contemplated thereby by certified or registered mail, return receipt requested, or to its registered agent for service of process in the State of New York. Each of the parties irrevocably and unconditionally waives and agrees, to the fullest extent permitted by law, not to plead any objection that it may now or hereafter have to the laying of venue or the convenience of the forum of any action or claim with respect to this Agreement or the transactions contemplated thereby brought in the courts aforesaid.

9. Entire Agreement. This Agreement and any other agreements expressly incorporated by reference herein constitute the entire understanding between the Corporation and Executive relating to the subject matter hereof; provided that the parties agree that the Prior Agreement shall terminate and be of no further force and effect as of the Commencement Date, except for Sections 2(h), 6 and 10-16 thereof and with respect to the Corporation’s payment obligations under Section 2(a) of this Agreement. Any previous agreements or understandings between the parties hereto or between Executive and the Corporation or any of its affiliates regarding the subject matter hereof, including without limitation the terms and conditions of employment, compensation, benefits, retirement, competition following employment, and the like, are merged into and superseded by this Agreement, except for the SERP and the Split Dollar Agreement. Neither this Agreement nor any provisions hereof can be modified, changed, discharged, or terminated except by an instrument in writing signed by the party against whom any waiver, change, discharge, or termination is sought.

10. Illegality; Severability.

(a) Anything in this Agreement to the contrary notwithstanding, this Agreement is not intended and shall not be construed to require any payment to Executive which would violate any federal or state statute or regulation, including without limitation the “golden parachute payment regulations” of the Federal Deposit Insurance Corporation codified to Part 359 of title 12, Code of Federal Regulations.

(b) If any provision or provisions of this Agreement shall be held to be invalid, illegal, or unenforceable for any reason whatsoever:

(i) the validity, legality, and enforceability of the remaining provisions of this Agreement (including, without limitation, each portion of any section of this Agreement containing any such provision held to be invalid, illegal, or unenforceable) shall not in any way be affected or impaired thereby; and

(ii) to the fullest extent possible, the provisions of this Agreement (including, without limitation, each portion of any section of this Agreement containing any such provisions held to be invalid, illegal, or unenforceable) shall be construed so as to give effect to the intent manifested by the provision held invalid, illegal, or unenforceable.

11. 409A Compliance. The intent of the parties is that payments and benefits under this Agreement either be exempt from or comply with Code Section 409A and the regulations and guidance promulgated thereunder and, accordingly, to the maximum extent permitted, this Agreement shall be interpreted to be in compliance therewith. Notwithstanding any other provision of this Agreement to the contrary, in no event shall any payment under this Agreement that constitutes “deferred compensation” for purposes of Code Section 409A be subject to offset, counterclaim or recoupment by any other amount payable to Executive unless otherwise permitted by Code Section 409A.

12. Arbitration. Subject to the right of each party to seek specific performance (which right shall not be subject to arbitration), including without limitation an action pursuant to Section 4(c), if a dispute arises out of or is in any way related to this Agreement, or the asserted breach thereof, such dispute shall be referred to arbitration before the American Arbitration Association (“AAA”) pursuant to the AAA’s Employment

Arbitration Rules and Mediation Procedures (the “Arbitration Rules”). A dispute subject to the provisions of this section will exist if either party notifies the other party in writing that a dispute subject to arbitration exists and states, with reasonable specificity, the issue subject to arbitration (the “Arbitration Notice”). The parties agree that, after the issuance of the Arbitration Notice, the parties will try in good faith between the date of the issuance of the Arbitration Notice and the date the dispute is set for arbitration to resolve the dispute by mediation in accordance with the Arbitration Rules. If the dispute is not resolved by the date set for arbitration, then any controversy or claim arising out of this Agreement or the asserted breach hereof shall be resolved by binding arbitration and judgment upon any award rendered by arbitrator(s) may be entered in a court having jurisdiction. The arbitrator shall have the same power to compel the attendance of witnesses and to order the production of documents or other materials and to enforce discovery as could be exercised by a United States District Court judge sitting in Chenango County, New York. In the event of any arbitration, each party shall have a reasonable right to conduct discovery to the same extent permitted by the Federal Rules of Civil Procedure, provided that discovery shall be concluded within ninety (90) days after the date the matter is set for arbitration. The arbitrator or arbitrators shall have the power to award reasonable attorneys’ fees to the prevailing party. Any provisions in this Agreement to the contrary notwithstanding, this section shall be governed by the Federal Arbitration Act and the parties have entered into this Agreement pursuant to such Act.

13. Costs of Litigation. In the event litigation is commenced to enforce any of the provisions hereof, or to obtain declaratory relief in connection with any of the provisions hereof, the prevailing party shall be entitled to recover reasonable attorney’s fees. In the event this Agreement is asserted in any litigation as a defense to any liability, claim, demand, action, cause of action, or right asserted in such litigation, the party prevailing on the issue of that defense shall be entitled to recovery of reasonable attorney’s fees.

14. Affiliation. A company will be deemed to be “affiliated” with the Corporation or its subsidiary banks according to the definition of “Affiliate” set forth in Rule 12b-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended.

15. Headings. The section and subsection headings herein have been inserted for convenience of reference only and shall in no way modify or restrict any of the terms or provisions hereof.

16. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to constitute an original.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto executed or caused this Agreement to be executed as of the day and year first above written.

NBT BANCORP INC.

By:
Name:
Title:

EXECUTIVE:

Name:

Acknowledged and Agreed for

purposes of Sections 2(a), 3(c), 3(d)

and 9 hereof by Seller Bank:

ALLIANCE BANK, N.A.

By:
Name:
Title:

Exhibit A

Form of Release

I. In consideration of receipt and acceptance of the payments described in Section 2(a) of the Employment Agreement between the NBT Bancorp Inc. and Jack H. Webb, dated October 7, 2012 (the “Employment Agreement”), into which this Release (“Release”) is incorporated by reference (capitalized terms used herein and not defined have the meanings set forth in the Employment Agreement), Executive, on behalf of himself and his agents, heirs, executors, administrators, successors, and assigns, unconditionally and generally releases the Corporation, Seller and their respective subsidiary banks, their respective current and former owners, officers, directors, parents, affiliates, subsidiaries, related entities, agents and employees, and the heirs, executors, administrators, predecessors, successors and assigns of all of the foregoing (collectively, “Releasee”), from or in connection with, and Executive hereby waives and/or settles, with prejudice, any and all complaints, causes of action, suits, controversies, or any liability, claims, demands, or damages, known or unknown and of any nature whatsoever and which Executive ever had or now has, including, without limitation, those arising directly or indirectly pursuant to or out of any aspect of Executive’s employment with Seller, the Seller Bank or any other Releasee.

II. Specifically, without limitation of the foregoing, the release and waiver of claims under this Release shall include and apply to any rights and/or claims (i) arising under any contract or employment arrangement, express or implied, written or oral, including, without limitation, the Prior Agreement; (ii) for wrongful dismissal or termination of employment; (iii) arising under any applicable federal, state, local or other statutes, laws, ordinances, regulations or the like, or case law, that relate to employment or employment practices and/or specifically, that prohibit discrimination based upon age, race, religion, sex, national origin, disability or any other unlawful bases, including without limitation, Title VII of the Civil Rights Act of 1964, the Americans with Disabilities Act of 1990, the Age Discrimination in Employment Act, the Older Workers Benefit Protection Act, the Civil Rights Act of 1866, the Equal Pay Act of 1963, the Family Medical Leave Act of 1993, the Fair Labor Standards Act, the Employee Retirement Income Security Act of 1974, Executive Order 11246, the Worker Adjustment and Retraining Notification Act, all as amended, and any other statutes, orders, laws, ordinances, regulations applicable to Employee’s employment, of any state or city in which any Releasee is subject to jurisdiction, and/or any political subdivision thereof; (iv) based upon any other federal, state or local statutes, orders, laws, ordinances, regulations, case law, public policy, or common law or the like; (v) concerning recruitment, hiring, discharge, promotions, transfers, employment status, right to reemployment, wages, bonus or incentive pay, severance pay, stock or stock options, employment benefits (including, without limitation, sick or other leave, medical, disability, life, or any other insurance, 401(k), pension, other retirement plans or benefits, or any other fringe benefits), workers’ compensation, intentional or negligent misrepresentation and/or infliction of emotional distress, interference with contract, fraud, libel, slander, defamation, invasion of privacy or loss of consortium, together with any and all tort, contract, or other claims which have been or might have been asserted by Executive or on his behalf in any suit, charge of discrimination, or claim against the Releasee; and (vi) for damages, including without limitation, punitive or compensatory damages, or for attorneys’ fees, expenses, costs, wages, injunctive or equitable relief. Notwithstanding the foregoing, nothing in this Release is intended to limit Executive’s (i) vested rights under any Section 401(k) plan and any nonqualified account balance plan in which Executive participates, (ii) rights under the SERP or the Split Dollar Agreement, (iii) rights to indemnification under applicable corporate law or the organizational documents of Seller or the Seller Bank or as an insured under any director’s and officer’s liability insurance policy now or previously in force, (iv) rights due to the obligations of the Corporation under the provisions of Section 6.9 of the Merger Agreement or (v) rights as a shareholder and holder of restricted stock of Seller to receive the consideration payable under the Merger Agreement.

III. Executive acknowledges that he has been advised to discuss all aspects of this Release with his attorney, that he has carefully read and fully understands all of the provisions of this Release and that he is voluntarily entering into this Release.

Exhibit B

Form of Separation Agreement and Release

I. In consideration of receipt and acceptance of certain separation payments described in Section 2(d)(i) of the Employment Agreement and listed on Appendix A between NBT Bancorp Inc. and Jack H. Webb, dated October 7, 2012 (the “Employment Agreement”), into which this Separation Agreement and Release (“Separation Agreement”) is incorporated by reference (capitalized terms used herein and not defined have the meanings set forth in the Employment Agreement), Executive, on behalf of himself and his agents, heirs, executors, administrators, successors, and assigns, unconditionally and generally releases the Corporation and its subsidiary banks, their respective current and former owners, officers, directors, parents, affiliates, subsidiaries, related entities, agents and employees, and the heirs, executors, administrators, predecessors, successors and assigns of all of the foregoing (collectively, “Releasee”), from or in connection with, and Executive hereby waives and/or settles, with prejudice, any and all complaints, causes of action, suits, controversies, or any liability, claims, demands, or damages, known or unknown and of any nature whatsoever and which Executive ever had or now has, including without limitation, those arising directly or indirectly pursuant to or out of any aspect of Executive’s employment or termination from employment with the Corporation, its subsidiary banks or any other Releasee.

II. Specifically, without limitation of the foregoing, the release and waiver of claims under this Separation Agreement shall include and apply to any rights and/or claims (i) arising under any contract or employment arrangement, express or implied, written or oral; (ii) for wrongful dismissal or termination of employment; (iii) arising under any applicable federal, state, local or other statutes, laws, ordinances, regulations or the like, or case law, that relate to employment or employment practices and/or specifically, that prohibit discrimination based upon age, race, religion, sex, national origin, disability or any other unlawful bases, including without limitation, Title VII of the Civil Rights Act of 1964, the Americans with Disabilities Act of 1990, the Age Discrimination in Employment Act, the Older Workers Benefit Protection Act, the Civil Rights Act of 1866, the Equal Pay Act of 1963, the Family Medical Leave Act of 1993, the Fair Labor Standards Act, the Employee Retirement Income Security Act of 1974, Executive Order 11246, the Worker Adjustment and Retraining Notification Act, all as amended, and any other statutes, orders, laws, ordinances, regulations applicable to Employee’s employment, of any state or city in which any Releasee is subject to jurisdiction, and/or any political subdivision thereof; (iv) based upon any other federal, state or local statutes, orders, laws, ordinances, regulations, case law, public policy, or common law or the like; (v) concerning recruitment, hiring, discharge, promotions, transfers, employment status, right to reemployment, wages, bonus or incentive pay, severance pay, stock or stock options, employment benefits (including, without limitation, sick or other leave, medical, disability, life, or any other insurance, 401(k), pension, other retirement plans or benefits, or any other fringe benefits), workers’ compensation, intentional or negligent misrepresentation and/or infliction of emotional distress, interference with contract, fraud, libel, slander, defamation, invasion of privacy or loss of consortium, together with any and all tort, contract, or other claims which have been or might have been asserted by Executive or on his behalf in any suit, charge of discrimination, or claim against the Releasee; and (vi) for damages, including without limitation, punitive or compensatory damages, or for attorneys’ fees, expenses, costs, wages, injunctive or equitable relief. Notwithstanding the foregoing, nothing in this Separation Agreement is intended to limit Executive’s (i) vested rights under any Section 401(k) plan and any nonqualified account balance plan in which Executive participates, (ii) rights under the SERP, (iii) rights to indemnification under applicable corporate law or the organizational documents of the Corporation, Seller or any subsidiary bank or as an insured under any director’s and officer’s liability insurance policy now or previously in force, or (iv) rights due to the obligations of the Corporation under the provisions of Section 6.9 of the Merger Agreement.

III. Executive acknowledges that he has been given the opportunity to consider this Separation Agreement for a period ending twenty-one (21) days after its delivery to him. In the event Executive executed this Separation Agreement within less than twenty-one (21) days from such date, he acknowledges that such decision was entirely voluntary and that he had the opportunity to consider this Separation Agreement until the end of the twenty-one (21) day period. To accept this Separation Agreement, Executive shall deliver a signed Separation Agreement to the Corporation’s General Counsel within such twenty-one (21) day period. For a period of seven (7) days from the date when Executive executes this Separation Agreement (the “Revocation Period”), he shall retain the right to revoke this Separation Agreement by written notice that is received by the Corporation’s General Counsel on or before the last day of the Revocation Period. This Separation Agreement shall take effect only if it is executed within the twenty-one (21) day period as set forth above and if it is not revoked pursuant to the preceding sentence. If those conditions are satisfied, this Separation Agreement shall become effective and enforceable on the date immediately following the last day of the Revocation Period.

IV. Executive acknowledges that he has been advised to discuss all aspects of this Separation Agreement with his attorney, that he has carefully read and fully understands all of the provisions of this Separation Agreement and that he is voluntarily entering into this Separation Agreement.

Schedule I

Performance Bonus

2013 Incentive Plan

Pay-out Matrix

EPS Levels		Webb
Threshold	Level 1	N/A
	Level 2	N/A
Base Line	Level 3	$180,000 minimum
	Level 4	$200,000
	Level 5	$220,000

ANNEX B

October 7, 2012

The Board of Directors

Alliance Financial Corporation

120 Madison Street

AXA Tower II, 18th Floor

Syracuse, NY 13202

Members of the Board:

You have requested our opinion as investment bankers as to the fairness, from a financial point of view, to the stockholders of Alliance Financial Corporation (“Alliance”) of the Exchange Ratio (as defined below) in the proposed merger (the “Merger”) of Alliance with and into NBT Bancorp Inc. (“NBT”) pursuant to the Agreement and Plan of Merger, dated as of October 7, 2012, between Alliance and NBT (the “Agreement”). Pursuant to the terms of the Agreement, each outstanding share of common stock, par value $1.00 per share, of Alliance (the “Common Shares”) not owned by Alliance and NBT or by any of the respective wholly-owned subsidiaries (other than shares owned in a fiduciary capacity or as a result of debts previously contracted) will be cancelled and retired and converted into the right to receive 2.1779x shares of common stock, par value $0.01 per share, of NBT (the “Exchange Ratio”). The terms and conditions of the Merger are more fully described in the Agreement.

Keefe, Bruyette & Woods, Inc., has acted as financial advisor to Alliance and not as an advisor to or agent of any other person. As part of our investment banking business, we are continually engaged in the valuation of bank and bank holding company securities in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. As specialists in the securities of banking companies, we have experience in, and knowledge of, the valuation of banking enterprises. In the ordinary course of our business as a broker-dealer, we may, from time to time purchase securities from, and sell securities to, Alliance and NBT, and as a market maker in securities, we may from time to time have a long or short position in, and buy or sell, debt or equity securities of Alliance and NBT for our own account and for the accounts of our customers. To the extent we have any such position as of the date of this opinion it has been disclosed to Alliance. We have acted exclusively for the Board of Directors of Alliance in rendering this fairness opinion and will receive a fee from Alliance for our services. A portion of our fee is contingent upon the successful completion of the Merger.

During the past two years we have provided investment banking and financial advisory services to Alliance but have not received compensation for such services. In addition, we have provided investment banking and financial advisory services to NBT in the past two years but have not received compensation for such services. We also may in the future provide investment banking and financial advisory services to NBT and receive compensation for such services.

In connection with this opinion, we have reviewed, analyzed and relied upon material bearing upon the financial and operating condition of Alliance and NBT and the Merger, including among other things, the following: (i) the Agreement dated October 7, 2012; (ii) the Annual Reports to Stockholders and Annual Reports on Form 10-K for the three years ended December 31, 2011 of Alliance and NBT; (iii) certain interim reports to stockholders and Quarterly Reports on Form 10-Q of Alliance and NBT and certain other communications from Alliance and NBT to their respective stockholders; and (iv) other financial information concerning the businesses and operations of Alliance and NBT furnished to us by Alliance and NBT for purposes of our analysis. We have also held discussions with senior management of Alliance and NBT regarding the past and current business operations, regulatory relations, financial condition and future prospects of their respective companies and such other matters as we have deemed relevant to our inquiry. In addition, we have compared certain financial and stock market information for Alliance and NBT with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the banking industry and performed such other studies and analyses as we considered appropriate.

In conducting our review and arriving at our opinion, we have relied upon the accuracy and completeness of all of the financial and other information provided to us or publicly available and we have not independently verified the accuracy or completeness of any such information or assumed any responsibility for such verification or accuracy. We have relied upon the management of Alliance and NBT as to the reasonableness and achievability of the financial and operating forecasts and projections (and the assumptions and bases therefore) provided to us, and we have assumed that such forecasts and projections reflect the best currently available estimates and judgments of such managements and that such forecasts and projections will be realized in the amounts and in the time periods currently estimated by such managements. We are not experts in the independent verification of the adequacy of allowances for loan and lease losses and we have assumed, with your consent that the aggregate allowances for loan and lease losses for Alliance and NBT are adequate to cover such losses. In rendering our opinion, we have not made or obtained any evaluations or appraisals of the property, assets or liabilities of Alliance or NBT, nor have we examined any individual credit files.

We have assumed that, in all respects material to our analyses, the following: (i) the Merger will be completed substantially in accordance with the terms set forth in the Agreement (the final terms of which will not differ in any respect material to our analyses from the draft reviewed) with no additional payments or adjustments to the Exchange Ratio; (ii) the representations and warranties of each party in the Agreement and in all related documents and instruments referred to in the Agreement are true and correct; (iii) each party to the Agreement and all related documents will perform all of the covenants and agreements required to be performed by such party under such documents; (iv) all conditions to the completion of the Merger will be satisfied without any waivers or modifications to the Agreement; and (v) in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the Merger, no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications, will be imposed that will have a material adverse effect on the future results of operations or financial condition of the combined entity or the contemplated benefits of the Merger, including the cost savings, revenue enhancements and related expenses expected to result from the Merger.

We have considered such financial and other factors as we have deemed appropriate under the circumstances, including, among others, the following: (i) the historical and current financial position and results of operations of Alliance and NBT; (ii) the assets and liabilities of Alliance and NBT; and (iii) the nature and terms of certain other merger transactions involving banks and bank holding companies. We have also taken into account our assessment of general economic, market and financial conditions and our experience in other transactions, as well as our experience in securities valuation and knowledge of the banking industry generally. Our opinion is necessarily based upon conditions as they exist and can be evaluated on the date hereof and the information made available to us through the date hereof. Our opinion does not address the underlying business decision of Alliance to engage in the Merger, or the relative merits of the Merger as compared to any strategic alternatives that may be available to Alliance.

This opinion addresses only the fairness, from a financial point of view, as of the date hereof, to the holders of the Common Shares of the Exchange Ratio in the Merger. We express no view or opinion as to any terms or other aspects of the Merger.

Further, we are not expressing any opinion about the fairness of the amount or nature of the compensation to any of Alliance’s officers, directors or employees, or any class of such persons, relative to the compensation to the public shareholders of Alliance in connection with the Merger.

In addition, this opinion does not in any manner address the prices at which the NBT common stock will trade following the consummation of the Merger and we express no view or opinion as to how the stockholders of Alliance should vote at the stockholders meeting to be held in connection with the Merger.

This opinion has been reviewed and approved by our Fairness Opinion Committee in conformity with our policies and procedures established under the requirements of Rule 2290 of the Financial Industry Regulatory Authority.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio in the Merger is fair, from a financial point of view, to holders of the Common Shares.

Very truly yours,

/s/ Keefe, Bruyette & Woods, Inc.

ANNEX C

October 7, 2012

Board of Directors

NBT Bancorp Inc.

52 South Broad Street

Norwich, NY 13815

Dear Members of the Board,

This letter sets forth Ambassador Financial Group, Inc.’s (“Ambassador”) Opinion as to the fairness from a financial point of view to the shareholders of NBT Bancorp Inc. (“NBT Bancorp”) of Norwich, New York, of NBT Bancorp’s acquisition of all of the outstanding common stock of Alliance Financial Corp. (“Alliance Financial”) of Syracuse, New York, for shares of NBT Bancorp common stock (NASDAQ: NBT Bancorp). Based on NBT Bancorp’s closing price for the transaction ($22.04—Average of the closing price of NBT Bancorp’s common stock for the five trading days ending October 5, 2012) the aggregate consideration had a value of $233.4 million.

In opining as to the fairness of NBT Bancorp’s offer, it had to be determined if NBT Bancorp common stock to be exchanged for Alliance Financial common stock is fairly valued. Fair value is defined as the price at which the shares of NBT Bancorp common stock or Alliance Financial common stock would change hands between a willing seller and a willing buyer with each having a reasonable knowledge of the relevant facts.

In determining a fair value of NBT Bancorp common stock, the primary emphasis was on the pricing of comparable banks supported by various other analyses, including, a discounted dividends analysis.

In determining the fair value of Alliance Financial, the primary emphasis was on a comparable transaction analysis. Emphasis was given to prices paid relative to earnings and capital for banking institutions that had financial and market characteristics similar to that of Alliance Financial. Adjustments were then considered relative to the differences between Alliance Financial and the comparable transactions. Other analyses, including a discounted dividends analysis and financial feasibility, were utilized as appropriate.

Additionally, in rendering our Opinion, we:

•	Reviewed and analyzed the Agreement and Plan of Merger.

•

Reviewed Alliance Financials’ audited consolidated balance sheets as of December 31, 2011 and 2010 and related audited consolidated statements of income, statements of changes in stockholders equity and statements of cash flows for the fiscal years ending December 31, 2011 and 2010.

•

Reviewed Alliance Financials’ Annual Reports on form 10-K for the years ended December 31, 2011, 2010 and 2009 and Quarterly Reports on Form 10-Q for the quarters ending June 30, 2012 and March 31, 2012.

•	Reviewed NBT Bancorp’s Annual Reports on form 10-K for the years ended December 31, 2011, 2010 and 2009 and Quarterly Reports on Form 10-Q for the quarters ending June 30, 2012 and March 31, 2012.

•	Reviewed and analyzed other publicly available information regarding NBT Bancorp and Alliance Financials.

•	Reviewed certain non-public information including business plans, financial projections and loan reviews regarding Alliance Financials.

•	Reviewed certain non-public information including business plans and financial projections regarding NBT Bancorp.

•	Reviewed recent reported stock prices and trading activity of NBT Bancorp and Alliance Financials common stock.

C-1

•	Discussed past and current operations, financial condition and future prospects of each company with senior executives of NBT Bancorp and Alliance Financials.

•	Reviewed and analyzed certain publicly available financial, transaction and stock market data of banking companies that we selected as relevant to our analysis.

•	Conducted other analyses and reviewed other information we considered necessary or appropriate.

•	Incorporated our assessment of the overall economic environment and market conditions, as well as our experience in mergers and acquisitions, bank stock valuations and other transactions.

In rendering our Opinion, we also relied upon and assumed, without independent verification, the accuracy, reasonableness and completeness of the information, projections and forecasts provided by NBT Bancorp and Alliance Financial (“Materials Received”). In particular, we relied upon the results of NBT Bancorp’s review of the Alliance Financial’s loan portfolio, accounting marks and financial projections and discussions of these results and projections with executive management of NBT Bancorp. Ambassador does not assume any responsibility for the accuracy, reasonableness and completeness of the Materials Received.

In addition to the Material Received by Ambassador from NBT Bancorp and Alliance Financial, we also relied on some publicly available information. All of the data is believed to be reliable, but the completeness and the accuracy of such information cannot be guaranteed and Ambassador did not independently verify the information.

This Opinion is based on conditions as they existed, and the information we received, as of the date of this Opinion. Ambassador did not attribute any particular weight to any analysis or factor, and believes that these analyses must be considered as a whole and that selecting portions of such analyses and the factors considered by it, without considering all such analyses and factors, could create an incomplete view of the underlying process and conclusions. Any analysis such as those undertaken, are subject to uncertainties and contingencies all of which are difficult to predict and are beyond the control of Ambassador.

Ambassador expressed no opinion with respect to the amount or nature of any compensation to officers, directors, or employees of any party to the merger, or any class of such persons relative to the consideration paid in the merger or with respect to the fairness of such compensation and Ambassador expressed no opinion as to the price at which NBT Bancorp common stock or Alliance Financial common stock will trade at any future time.

Ambassador’s fairness committee approved the issuance of this fairness opinion letter.

Ambassador acted as NBT Bancorp’s financial advisor in this transaction; has received a portion of its fee for its engagement; will receive a portion of its fee upon the execution of a definitive agreement; and the remainder of its fee contingent upon the closing of the transaction.

Prior to this engagement, Ambassador has not received compensation from NBT Bancorp for fixed-income trading. At the time of issuance of this opinion, no other services have been contracted, but Ambassador expects to continue to perform similar services in the future. During the past two years, Ambassador has not received any compensation from Alliance Financial.

Based on the foregoing, our experience, and other factors we deemed relevant, it is our opinion that as of the date hereof that NBT Bancorp’s acquisition of all of the outstanding common stock of Alliance Financial, in exchange for NBT Bancorp common stock, which is fairly valued, is fair to the shareholders of NBT Bancorp from a financial point of view.

Respectfully submitted,

/s/ Ambassador Financial Group, Inc.

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The following is only a general summary of certain aspects of Delaware law and NBT’s certificate of incorporation related to the indemnification of directors and officers, and does not purport to be complete. It is qualified in its entirety by reference to the detailed provisions of Sections 145 and 102(b)(7) of the DGCL, Article 12 of NBT’s restated certificate of incorporation, and the provisions of Article VI of NBT’s bylaws, as amended.

NBT is a Delaware corporation subject to the applicable indemnification provisions of the DGCL. Section 145 of the DGCL generally provides that all directors, officers, employees and agents of a corporation may be indemnified against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement in connection with certain specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation, or a derivative action), if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard of care is applicable in the case of derivative actions, except that indemnification extends only to expenses (including attorneys’ fees) incurred in connection with the defense or settlement of an action, and the DGCL requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. Section 145 of the DGCL also provides that the rights conferred thereby are not exclusive of any other right to which any person may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, and permits a corporation to advance expenses to or on behalf of a person entitled to be indemnified upon receipt of an undertaking to repay the amounts advanced if it is determined that the person is not entitled to be indemnified.

NBT’s bylaws provide for indemnification of directors, officers, trustees, employees and agents of NBT, and for those serving in such roles with other business organizations or entities, in the event that such person was or is made a party to (or is threatened to be made a party to) any civil, criminal, administrative or investigative action, suit, or proceeding (other than an action by or in the right of NBT) by reason of the fact that such person is or was serving in such a capacity for or on behalf of NBT. NBT will indemnify any such person against expenses (including attorneys’ fees), judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of NBT, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Similarly, NBT shall indemnify such persons for expenses reasonably incurred in actions, suits, or proceedings brought by or in the right of NBT, if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of NBT. In addition, NBT may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of NBT or is acting in such capacity for another business organization or entity at NBT’s request, against any liability asserted against such person and incurred in such capacity, or arising out of such person’s status as such, whether or not NBT would have the power or obligation to indemnify him against such liability under NBT’s bylaws.

Article 12 of NBT’s certificate of incorporation provides that no director will be personally liable to NBT or its shareholders for monetary damages for breach of a fiduciary duty as a director other than liability for any breach of such director’s duty of loyalty to NBT or its shareholders, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, for any payment of a dividend or approval of a stock repurchase that is illegal under Section 174 of the DGCL, or for any transaction from which the director derived an improper personal benefit.

The foregoing indemnity and insurance provisions have the effect of reducing directors’ and officers’ exposure to personal liability for actions taken in connection with their respective positions.

In addition, as permitted under Delaware law, the Registrant maintains liability insurance covering directors and officers of NBT and its subsidiaries.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

The exhibits required by this item are set forth on the Exhibit Index attached hereto and are incorporated herein by reference.

ITEM 22. UNDERTAKINGS

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change in such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

(d)(1) The undersigned registrant hereby undertakes as follows: That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(e) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(f) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(g) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURE PAGE

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Norwich, New York, on November 20, 2012.

NBT BANCORP INC.

By:	/s/ Martin A. Dietrich
Martin A. Dietrich
President and Chief Executive Officer

KNOW ALL BY THESE PRESENTS that each individual whose signature appears below constitutes and appoints each of Martin A. Dietrich, Michael J. Chewens and F. Sheldon Prentice as such person’s true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for such person in such person’s name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement (or any registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933), and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that any said attorney-in-fact and agent, or any substitute or substitutes of any of them, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date

/s/ Martin A. Dietrich	President, Chief Executive Officer and Director (Principal Executive Officer)	November 20, 2012
Martin A. Dietrich

/s/ Michael J. Chewens	Senior Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	November 20, 2012
Michael J. Chewens

/s/ Daryl R. Forsythe	Chairman of the Board	November 20, 2012
Daryl R. Forsythe

/s/ Patricia T. Civil	Director	November 20, 2012
Patricia T. Civil

/s/ John C. Mitchell	Director	November 20, 2012
John C. Mitchell

/s/ Richard Chojnowski	Director	November 20, 2012
Richard Chojnowski

/s/ Timothy E. Delaney	Director	November 20, 2012
Timothy E. Delaney

Signatures	Title	Date

/s/ James H. Douglas	Director	November 20, 2012
James H. Douglas

/s/ Michael M. Murphy	Director	November 20, 2012
Michael M. Murphy

/s/ Joseph A. Santangelo	Director	November 20, 2012
Joseph A. Santangelo

/s/ Robert A. Wadsworth	Director	November 20, 2012
Robert A. Wadsworth

EXHIBIT INDEX

Exhibit Number	Description

2.1	Agreement and Plan of Merger, dated as of October 7, 2012, by and between NBT Bancorp Inc. and Alliance Financial Corporation (attached to this proxy statement/prospectus as Annex A and incorporated herein by reference).

3.1	Restated Certificate of Incorporation of NBT Bancorp Inc., as amended (as incorporated by reference to Exhibit 3.1 to Registrant’s Form 10-Q for the quarter ended September 30, 2012, and filed with the SEC on November 9, 2012).

3.2	Certificate of Designation of the Series A Junior Participating Preferred Stock (filed as Exhibit A to Exhibit 4.1 of the Registrant’s Form 8-K, file number 0-14703, filed on November 18, 2004, and incorporated herein by reference).

3.3	Bylaws of NBT Bancorp Inc., (incorporated by reference to Exhibit 3.2 to Registrant’s Form 10-K for the year ended December 31, 2001, and filed with the SEC on March 29, 2002).

4.1	Specimen common stock certificate for NBT’s common stock (filed as Exhibit 4.1 to the Registrant’s Amendment No. 1 to Registration Statement on Form S-4 filed on December 27, 2005 and incorporated herein by reference).

4.2	Rights Agreement, dated as of November 15, 2004, between NBT Bancorp Inc. and Registrar and Transfer Company, as Rights Agent (incorporated herein by reference to Exhibit 4.1 to Registrant’s Form 8-K, and filed with the SEC on November 18, 2004).

5.1	Opinion of Goodwin Procter LLP as to the validity of the shares being registered.*

8.1	Opinion of Goodwin Procter LLP as to certain federal income tax matters.+

8.2	Opinion of Hogan Lovells US LLP as to certain federal income tax matters.+

10.1	Employment Agreement, dated as of October 7, 2012, by and among Jack H. Webb, NBT Bancorp Inc. and Alliance Bank, N.A. (incorporated by reference to Annex A).

10.2	Voting Agreement, dated as of October 7, 2012, by and between Jack H. Webb and NBT Bancorp, Inc. (incorporated by reference to Annex A).

10.3	Form of Settlement Agreement, dated as of October 7, 2012, by and among certain executives, NBT Bancorp Inc., Alliance Financial Corporation and Alliance Bank, N.A. (incorporated by reference to Annex A).

23.1	Consent of Goodwin Procter LLP (included in Exhibit 5.1).

23.2	Consent of Goodwin Procter LLP (included in Exhibit 8.1).

23.3	Consent of Hogan Lovells US LLP (included in Exhibit 8.2).

23.4	Consent of KPMG LLP with respect to NBT.*

23.5	Consent of Crowe Horwath LLP with respect to Alliance.*

24.1	Power of Attorney (included on signature page).*

99.1	Fairness Opinion of Keefe, Bruyette & Woods, Inc. (included as Annex B to the joint proxy statement/prospectus included in this Registration Statement).

99.2	Consent of Keefe, Bruyette & Woods, Inc.*

99.3	Fairness Opinion of Ambassador Financial Group (included as Annex C to the joint proxy statement/prospectus included in this Registration Statement).

99.4	Consent of Ambassador Financial Group.*

Exhibit Number	Description

99.5	Form of Proxy Card of NBT.+

99.6	Form of Proxy Card of Alliance.+

*	Filed herewith.
+	To be filed by amendment.